As filed with the Securities and Exchange Commission on June 27, 2013

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-11

FOR REGISTRATION

UNDER

THE SECURITIES ACT OF 1933

OF SECURITIES OF CERTAIN REAL ESTATE COMPANIES

CBS OUTDOOR AMERICAS INC.

(Exact Name of Registrant as Specified in Its Governing Instruments)

405 Lexington Avenue, 17th Floor

New York, NY 10174

(212) 297-6400

(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Louis J. Briskman

405 Lexington Avenue, 17th Floor

New York, NY 10174

(212) 297-6400

(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)

Copies to:

David E. Shapiro	Louis J. Briskman
Wachtell, Lipton, Rosen & Katz	CBS Corporation
51 West 52nd Street	51 West 52nd Street
New York, NY 10019	New York, NY 10019
(212) 403-1000 (Telephone)	(212) 975-4321 (Telephone)

Approximate date of commencement of proposed sale to the public:  As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box:  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement of the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐		Accelerated filer	☐

Non-accelerated filer	☒	(Do not check if a smaller reporting company)	Smaller reporting company	☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price (1)	Amount of Registration Fee (2)
Common stock, $0.01 par value per share	$100,000,000	$13,640

(1)	Estimated pursuant to Rule 457(o) under the Securities Act of 1933, as amended, solely for the purpose of calculating the registration fee, and includes shares of common stock that the underwriters have an option to purchase to cover over-allotments, if any.

(2)	Calculated pursuant to Rule 457(o) of the Securities Act of 1933, as amended, based on an estimate of the proposed maximum aggregate offering price.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS	SUBJECT TO COMPLETION, DATED JUNE 27, 2013

             Shares

CBS Outdoor Americas Inc.

Common Stock

This is the initial public offering of CBS Outdoor Americas Inc., currently an indirect wholly owned subsidiary of CBS Corporation (“CBS”). We are offering              shares of our common stock. Prior to this offering, there has been no public market for shares of our common stock. We anticipate that the initial public offering price per share of our common stock will be between $         and $         per share.

CBS has advised us that it currently intends to dispose of all of the shares of our common stock that it indirectly will own upon the completion of this offering following the “lock-up” period described under “Underwriting” (the “Separation”). CBS has advised us that it intends to effect the Separation by means of a tax-free split-off. If CBS does not proceed with the split-off, it could elect to dispose of our common stock in a number of different types of transactions, including open market sales, sales to one or more third parties or pro rata distributions of our shares to CBS’s stockholders or a combination of these transactions. CBS could also elect to not dispose of our common stock. The determination of whether, when and how to proceed with the Separation is entirely within the discretion of CBS. See “The Separation.”

We are, and, until CBS ceases to own at least 80% of our common stock, we will remain, a member of CBS’s consolidated tax group for U.S. federal income tax purposes and will be taxable as a regular domestic C corporation for U.S. federal income tax purposes. Following the Separation, we intend to elect and qualify to be taxed as a real estate investment trust (“REIT”) for U.S. federal income tax purposes. We expect the Separation to be consummated in 2014 and to make an election to be taxed as a REIT for our taxable year beginning the day after the Separation and ending December 31, 2014. However, there can be no assurance that the Separation will be consummated within such time frame. To assist us in qualifying and maintaining our status as a REIT, among other purposes, our charter will contain certain restrictions relating to the ownership and transfer of shares of our stock, including a provision restricting stockholders from owning more than     % by value or number of shares, whichever is more restrictive, of our outstanding shares of common stock or more than     % in value of the outstanding shares of all classes and series of our stock without the prior consent of our board of directors. See “Description of Securities—Restrictions on Ownership and Transfer.” CBS has requested a private letter ruling from the Internal Revenue Service (“IRS”) with respect to certain issues relevant to our qualification to be taxed as a REIT.

We intend to apply to list our common stock on              under the symbol “     ”.

Investing in our common stock involves risk. See “Risk Factors” beginning on page 16.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

	PER SHARE	TOTAL
Public offering price	$	$
Underwriting discounts and commissions	$	$
Proceeds to CBS Outdoor Americas Inc. before expenses	$	$

Delivery of the shares of our common stock is expected to be made on or about         . We have granted the underwriters an option for a period of 30 days from the date of this prospectus to purchase an additional              shares of our common stock solely to cover over-allotments. If the underwriters exercise the option in full, the total underwriting discounts and commissions payable by us will be $        , and the total proceeds to us, before expenses, will be $        .

Prospectus dated                     , 2013

Page

Prospectus Summary	1

Risk Factors	16

Special Note Regarding Forward-Looking Statements	35

Use of Proceeds	38

Distribution Policy	39

Capitalization	40

Dilution	42

Selected Combined Consolidated Financial Data	44

Unaudited Pro Forma Condensed Combined Consolidated Financial Statements	47

Management’s Discussion and Analysis of Financial Condition and Results of Operations	55

Our Industry	80

Regulation	81

Business and Properties	82

Management	90

Certain Relationships and Related-Person Transactions	93

Formation Transactions	95

The Separation	96

Principal Stockholders	98

Description of Securities	99

You should rely only on the information contained in this prospectus or in any free writing prospectus we may authorize to be delivered to you. We have not, and the underwriters have not, authorized anyone to provide you with different or additional information. If anyone provides you with different or additional information, you should not rely on it. We are not, and the underwriters are not, making an offer of these securities in any jurisdiction where the offer is not permitted. The information contained in this prospectus is accurate only as of the date of this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.

Until              (25 days after the date of this prospectus), all dealers that buy, sell or trade shares of our common stock, whether or not participating in our initial public offering, may be required to deliver a prospectus. This delivery requirement is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

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BASIS OF PRESENTATION

Except as otherwise indicated, all references in this prospectus to (i) “we,” “our,” “us,” “ourselves,” “the Company,” and “our company” refer to CBS Outdoor Americas Inc., a Maryland corporation, and unless the context requires otherwise, its consolidated subsidiaries, (ii) “CBS” refers to CBS Corporation, a Delaware corporation, and, unless the context requires otherwise, its consolidated subsidiaries, and (iii) “Predecessor” and “CBS Outdoor Americas” refer to the carve-out business that consists of CBS’s “Outdoor Americas” operating segment.

Unless otherwise indicated, all references to “dollars” and “$” in this prospectus are to, and amounts are presented in, U.S. Dollars. Unless otherwise indicated, all references in this prospectus to the “25 largest markets” in the United States are based on Nielsen Media Research’s Designated Market Area rankings for 2013.

We intend to complete a series of formation transactions prior to the completion of this offering, as a result of which, at or before the completion of this offering, we will, directly or indirectly, own all of the entities that currently conduct the business described in this prospectus. See “Formation Transactions.” For convenience, we describe our business in this prospectus as if we had been the owner of these entities prior to this offering.

Unless otherwise indicated, the information contained in this prospectus is as of the date set forth on the cover of this prospectus, assumes that the underwriters’ over-allotment option is not exercised and assumes that the common stock to be sold in this offering is sold at $         per share, which is the midpoint of the price range set forth on the front cover of this prospectus. Information related to our initial properties and with respect to uses of proceeds is estimated as of the anticipated completion of this offering and our formation transactions.

Some of the statements in this prospectus constitute forward-looking statements. See “Special Note Regarding Forward-Looking Statements.”

MARKET AND INDUSTRY DATA

Although we are responsible for all of the disclosures contained in this prospectus, this prospectus contains industry, market and competitive position data that are based on industry publications and studies conducted by third parties. The industry publications and third-party studies generally state that the information that they contain has been obtained from sources believed to be reliable, although they do not guarantee the accuracy or completeness of such information. While we believe that the market position, market opportunity and market size information included in this prospectus is generally reliable, such information is inherently imprecise.

TRADEMARKS AND TRADE NAMES

This prospectus contains references to a number of our trademarks (including service marks) that are registered trademarks or trademarks for which we have pending applications or common-law rights. Trade names, trademarks and service marks of other companies appearing in this prospectus are the property of their respective owners.

ii

PROSPECTUS SUMMARY

This summary highlights selected information contained elsewhere in this prospectus. This summary does not contain all of the information that you should consider before making an investment decision to purchase our common stock in this offering. You should read the entire prospectus carefully, including the sections entitled “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our combined consolidated financial statements and the related notes thereto included elsewhere in this prospectus before making an investment decision to purchase our common stock.

For more information on how we calculate and define operating income before depreciation and amortization (“OIBDA”) and a reconciliation of OIBDA to operating income, see “—Summary Financial Data.” For more information on how we calculate and define funds from operations (“FFO”) and Adjusted FFO and a reconciliation of net income (loss) to FFO and Adjusted FFO, see “Selected Combined Consolidated Financial Data.” For more information on how we calculate and define Segment OIBDA and a reconciliation of Segment OIBDA to operating income for each of our operating segments as well as to our total net income (loss), see “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

Overview

We are one of the largest lessors of advertising space (“displays”) on out-of-home advertising structures and sites in the United States, Canada and Latin America. Our portfolio primarily consists of billboard displays, which are predominantly located in densely populated major metropolitan areas and along high-traffic expressways and major commuting routes. In addition, we have a number of exclusive multiyear contracts to operate advertising displays in municipal transit systems where our customers are able to reach millions of commuters on a daily basis. We have displays in all of the 25 largest markets in the United States, including in some of the most heavily trafficked locations, such as the Bay Bridge in San Francisco, Sunset Boulevard in Los Angeles and Grand Central Station and Times Square in New York City. We believe that the location of many of our displays is a strategic advantage relative to other forms of advertising. As of March 31, 2013, we had approximately 332,600 displays in the United States and approximately 27,900 displays across Canada and Latin America. The breadth of our portfolio provides our customers with a multitude of options to serve their varied marketing needs—for example, they can reach a large audience through national, brand-building campaigns (which Apple uses to market its iPhone and iPad products) or advertise by way of localized, action-inducing messages (which McDonald’s employs to make drivers aware of its nearby restaurants). For the three months ended March 31, 2013, we generated revenues, OIBDA and operating income of $279.2 million, $83.6 million and $34.7 million, respectively. For the year ended December 31, 2012, we generated revenues, OIBDA and operating income of $1.28 billion, $398.0 million and $201.2 million, respectively.

We believe that out-of-home advertising is an attractive form of advertising as our displays are “always on” and cannot be turned off, skipped or fast-forwarded, and that it provides our customers with a differentiated advertising solution at an attractive price point relative to other forms of advertising. In addition to leasing displays, we provide other value-added services to our customers, such as pre-campaign category research, creative design support and post-campaign tracking and analytics. Our large portfolio of displays and geographic reach allow us to serve a broad range of customers that includes consumer-focused companies in the entertainment, retail, healthcare, telecom, restaurant, financial services, travel and leisure and automotive industries. During the twelve months ended March 31, 2013, we served approximately 19,400 customers in the United States, including large, national companies such as Anheuser-Busch, Apple, AT&T, Diageo, Disney, McDonald’s, Sony and Verizon, as well as regional and local companies. As a result of our diverse base of customers, in the United States, no single industry contributed more than 11.0% of our revenues and no single customer contributed more than 1.7% of our revenues during the twelve months ended March 31, 2013.

As of March 31, 2013, we had approximately 300 digital billboard displays in the United States. The majority of our digital billboard displays have been converted from traditional static billboard displays. Increasing the number of digital billboard displays in our most heavily trafficked locations is an important element of our organic growth strategy. Digital billboard displays have the potential to attract additional business from both new and existing customers. We believe that digital billboard displays are attractive to our customers because they allow for the development of richer and more visually engaging messages and provide our customers with the flexibility both to target audiences by time of day and to quickly launch new advertising campaigns. In addition, digital billboard displays enable us to run multiple advertisements on each display (up to eight per minute). As a result, digital billboard displays generate approximately three to four times more revenues per display on average than traditional static billboard displays, and digital billboard displays generate higher profits than traditional static billboard displays. As the costs to convert traditional static billboard displays to digital billboard displays have declined, we have accelerated our conversion efforts, adding approximately 70 digital billboard displays in 2011 and 110 digital billboard displays in 2012 for a total investment of $47.2 million.

We generally own the physical billboard structures on which we display advertising copy for our customers, hold the legal permits to display advertising thereon and lease the underlying sites. These lease agreements have terms varying between one month and multiple years, and usually provide renewal options. A significant number of our billboard structures, referred to as “legal nonconforming” billboards, were legally constructed under laws in effect at the time they were built, but could not be constructed under current laws. These structures are often located in areas where it is difficult or not permitted to build additional billboards under current laws, which enhances the value of our portfolio.

We manage our business through the following two segments:

United States.  As of March 31, 2013, we had approximately 332,600 advertising displays in the United States, including the largest number of advertising displays of any out-of-home advertising company operating in the 25 largest markets in the United States. For the twelve months ended March 31, 2013, our United States segment generated 20% of its revenues in the New York City metropolitan area and 12% in the Los Angeles metropolitan area. For the three months ended March 31, 2013, our United States segment generated $245.2 million of revenues and $90.0 million of OIBDA before restructuring charges and impairment charges (“Segment OIBDA”). For the year ended December 31, 2012, our United States segment generated $1.10 billion of revenues and $383.8 million of Segment OIBDA.

International.  Our International segment includes our operations in Canada and Latin America, including Mexico, Argentina, Brazil, Chile and Uruguay. We are the second largest out-of-home advertising company in Canada by revenue and one of the largest out-of-home advertising companies with significant scale across the countries in which we operate in Latin America. As of March 31, 2013, we had approximately 27,900 advertising displays in our International segment, including approximately 15,600 in Canada. For the three months ended March 31, 2013, our International segment generated $34.0 million of revenues and $.5 million of Segment OIBDA. For the year ended December 31, 2012, our International segment generated $186.0 million of revenues and $29.9 million of Segment OIBDA.

History

We trace our roots to companies that helped to pioneer the growth of out-of-home advertising in the United States, such as Outdoor Systems, Inc., 3M National, Gannett Outdoor and TDI Worldwide Inc. In 1996, a predecessor of CBS acquired TDI Worldwide Inc., which specialized in transit advertising. Three years later, a predecessor of CBS acquired Outdoor Systems, Inc., which represented the consolidation of the outdoor advertising assets of large national operators such as

3M National, Gannett Outdoor (and its Canadian assets held in the name Mediacom) and Vendor (a Mexican outdoor advertising company) and many local operators in the United States, Canada and Mexico. In 2008, a subsidiary of CBS expanded our business into South America through the acquisition of International Outdoor Advertising Holdings Co., which operated in Argentina, Brazil, Chile and Uruguay. The company that we are today represents the hard-to-replicate combination of the assets of all of these businesses, as well as other acquisitions and internally developed assets.

Business Strengths

Large-Scale Out-of-Home Advertising Platform.  We believe our large-scale portfolio of advertising structures and sites provides a compelling value proposition to our customers because of our national footprint, large market presence and strategically placed, high-traffic locations. A number of our displays are located in areas where it is difficult or not permitted to build additional billboards under current laws, which enhances the value of our portfolio. The size of our portfolio provides us with economies of scale that allow us to operate, invest and grow our business in an efficient manner. For example, it allows us to cost-effectively roll out new technologies, such as digital billboard displays, and to efficiently service our customers’ campaigns through enhanced audience delivery, measurement and reporting capabilities.

Out-of-Home Advertising Is an Impactful and Cost-Effective Medium.  Unlike other types of media, such as television, radio and the internet, out-of-home advertising is “always on.” It cannot be turned off, skipped or fast-forwarded. We believe that this helps our customers to better reach their target audiences. In addition, using out-of-home advertising can be a cost-effective way for advertisers to reach an audience relative to other forms of media; outdoor advertising has an average cost per thousand impressions (“CPM”) of $5.22, as compared with $14.98 for television and $35.50 for newspapers, according to a 2013 SNL Kagan report on Economics of Outdoor & Out-Of-Home Advertising.

Significant Presence in Large Metropolitan Markets.  Our portfolio includes advertising structures and sites in all of the 25 largest markets in the United States, covering 50% of the U.S. population. We believe that our positions in major metropolitan markets, such as New York City, Los Angeles, Chicago, Washington, D.C. and San Francisco, are desirable to customers wishing to reach large audiences. We believe that our strong positions in these markets provide us with an advantage in attracting national advertising campaigns. Our large-scale portfolio allows our customers to reach a national audience and also provides the flexibility to tailor campaigns to specific regions or markets. For the twelve months ended March 31, 2013, we generated approximately 41% of our revenues from national advertising campaigns. Many of our advertising displays are located in strategic locations with limited supply, including the Bay Bridge in San Francisco, Sunset Boulevard in Los Angeles and Grand Central Station and Times Square in New York City.

Diverse and Long-Standing Customer Base.  Our revenues are derived from a broad, diverse set of national, regional and local customers across a range of industries. During the twelve months ended March 31, 2013, in the United States we served approximately 19,400 customers and no single customer contributed more than 1.7% of our revenues. Our broad customer base includes companies in the entertainment, retail, healthcare, telecom, restaurant, financial services, travel and leisure and automotive industries. For the twelve months ended March 31, 2013, in the United States, no single industry contributed more than 11.0% of our revenues. Many of our customers have utilized out-of-home advertising for decades and have been customers of ours for many years.

Strong Profitability and Significant Cash Flow Generation.  Our business is highly profitable and generates significant cash flows. In 2012, our OIBDA margin was 31.0%. We also benefit from significant operating leverage due to our high proportion of fixed costs, which allows us to generate significant OIBDA and cash flows from incremental revenues. In 2012, we generated cash flows from operating activities of $311.3 million. In addition, most of our capital expenditures are directed towards new revenue-generating projects, such as the conversion of traditional static billboard displays to digital billboard displays.

Experienced Management.  Members of our management team have served as ambassadors for the promotion of out-of-home advertising as a preferred advertising medium, and we believe that they have been instrumental in the development of industry-wide initiatives to improve audience measurement and targeting capabilities. Our management team includes members of the board and committees of the Outdoor Advertising Association of America and other personnel who are closely involved in advocacy for constituents of the out-of-home advertising industry, including advertisers, consumers and communities.

Growth Strategy

Continued Conversion to Digital Billboard Displays.  Increasing the number of digital billboard displays in our most heavily trafficked locations is an important element of our organic growth strategy, as digital billboard displays have the potential to attract additional business from both new and existing customers. Digital billboard displays generate approximately three to four times more revenues per display on average than traditional static billboard displays, and digital billboard displays generate higher profits than traditional static billboard displays. In addition, digital billboard displays are attractive to our customers because they allow for the development of richer and more visually engaging messages and provide our customers with the flexibility both to target audiences by time of day and to quickly launch new advertising campaigns. As of March 31, 2013, we had approximately 300 digital billboard displays in the United States, representing only approximately 1% of our total billboard displays in the United States. As the costs to convert traditional static billboard displays to digital billboard displays have declined, we have accelerated our conversion efforts, adding approximately 70 billboard displays in 2011 and 110 billboard displays in 2012. We intend to spend a significant portion of our capital expenditures in coming years to continue to increase the number of digital billboard displays in our portfolio.

Consider Selected Acquisition Opportunities.  Our national footprint in the United States and significant presence in Canada and the countries in which we operate in Latin America provide us with an attractive platform on which to add additional advertising structures and sites. Our scale gives us advantages in driving additional revenues and reducing operating costs from acquired billboards. We believe that there is significant opportunity for additional industry consolidation, and we will evaluate opportunities to acquire additional advertising structures and sites on a case-by-case basis.

Encourage Adoption of New Audience Measurement Systems.  We believe that the accelerated adoption of the out-of-home advertising industry’s audience measurement system (the “TAB Out-of-Home Ratings”) will enhance the value of out-of-home advertising media by providing our customers with improved audience measurement and the ability to target by gender, age, ethnicity and income. We believe that by providing a consistent and reliable audience measurement metric comparable to those used by other media formats, the TAB Out-of-Home Ratings encourages the incorporation of out-of-home advertising media by independent marketing specialists and advertising agencies that increasingly rely on analytical models to design marketing campaigns.

Drive Enhanced Revenue Management.  We focus heavily on inventory management and advertising rate pricing systems to improve revenue yield over time across our portfolio of advertising structures and sites. By carefully managing our pricing on a market-by-market and display-by-display basis, we aim to improve profitability by ensuring pricing discipline. We believe that closely monitoring pricing and improving pricing discipline will provide strong potential revenue enhancement. Furthermore, we believe that there are additional opportunities for us to drive cost efficiencies through restructured land leases and franchise terms, sales force incentives and centralized management structures.

Our Advertising Structures and Sites

Our advertising structures and sites are geographically diversified across 39 states and seven countries, as well as Puerto Rico. As of March 31, 2013, we had approximately 60,000 billboard displays and 300,500 displays on transit and other structures and sites. The following table sets forth information regarding the geographic diversification of our advertising structures and sites, which are listed in order of contribution to total revenues.

	Percentage of Total Revenue for the Twelve Months Ended March 31, 2013			Percentage of Total Displays as of March 31, 2013

Location (Metropolitan Area)	Billboard Displays	Transit and Other Displays	Total	Billboard Displays	Transit and Other Displays	Percentage of Total Displays

New York, NY	3%	54%	17%	<1%	55%	46%

Los Angeles, CA	11%	11%	11%	6%	14%	13%

State of New Jersey	5%	—	4%	7%	—	1%

Miami, FL	4%	2%	3%	2%	5%	4%

Houston, TX	5%	—	3%	2%	—	<1%

Detroit, MI	4%	<1%	3%	4%	5%	5%

Washington, D.C.	<1%	10%	3%	<1%	7%	5%

San Francisco, CA	4%	<1%	3%	2%	<1%	<1%

Atlanta, GA	3%	3%	3%	4%	5%	5%

Chicago, IL	3%	—	3%	2%	—	<1%

Dallas, TX	3%	<1%	2%	1%	<1%	<1%

Tampa, FL	3%	—	2%	3%	—	<1%

Phoenix, AZ	2%	2%	2%	3%	1%	1%

Orlando, FL	2%	—	2%	3%	—	<1%

St. Louis, MO	2%	—	1%	2%	—	<1%

All Other United States and Puerto Rico	31%	4%	24%	34%	3%	8%

Total United States	85%	89%	86%	76%	95%	92%

Canada	7%	8%	7%	12%	3%	4%

Mexico	5%	1%	4%	8%	<1%	2%

South America	3%	2%	3%	4%	2%	2%

Total International	15%	11%	14%	24%	5%	8%

Total	100%	100%	100%	100%	100%	100%

Our Industry

Advertisers utilize out-of-home media to reach national, regional and local audiences in densely populated major metropolitan areas and along high-traffic expressways and major commuting routes, as well as throughout municipal transit systems. In 2012, out-of-home advertising spending in the United States totaled $7.6 billion, or 4.7% of the $161.2 billion that was spent across all U.S. major media categories, according to a 2013 Zenith Optimedia study on Advertising Expenditure Forecasts. Based on this study, since 1980, out-of-home advertising spending in the United States has increased at an 8.4% compound annual growth rate, has increased as a percentage of total media spending from 1.6% to 4.7% and is projected to continue gaining market share. According to the report, out-of-home advertising spending in the United States is expected to grow at a compound annual growth rate of 4.8% from 2012 through 2015, and growth is expected to be 9.6% over the same time period for Latin America.

Out-of-home advertising is conducted through the following types of advertising structures and sites:

Billboards.  Out-of-home advertising companies generally own billboards, which are located on sites leased through agreements with property owners. Billboard displays can be either static or digital and can come in a variety of forms, including on freestanding billboards and on the exterior and roofs of buildings. Billboards are generally classified by size as bulletins, posters or junior posters:

•

Bulletins vary in size and are most typically 14 feet high and 48 feet wide. Located along primary commuting routes, including major expressways and main intersections, bulletins garner high monthly rental rates because of their size and impact in highly trafficked areas.

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Posters vary in size and are most typically 10 feet 5 inches high and 22 feet 8 inches wide, while junior posters are most typically 5 feet high and 11 feet wide. Located in commercial areas and near point-of-purchase locations, posters and junior posters are highly visible to vehicular traffic and are often placed in local neighborhoods where bulletins are not permitted under zoning laws.

Transit and Other.  Advertising displays are also placed on the interior and exterior of rail and subway cars and buses, as well as on benches, trains, trams, transit shelters, urban panels (i.e., smaller-sized billboards located at transit entrances), street kiosks and transit platforms. Out-of-home advertising companies generally hold multiyear contracts with municipalities and transit operators for the exclusive right to display advertising copy on their properties.

Summary Risk Factors

An investment in our common stock involves various risks. You should carefully consider the matters discussed in “Risk Factors” beginning on page 16 of this prospectus before making a decision to invest in our common stock. Some of the risks include the following:

•	Our revenues and operating results are sensitive to a decline in advertising expenditures, general economic conditions and other external events beyond our control;

•	We operate in a highly competitive industry;

•	Government regulation of outdoor advertising may restrict our outdoor advertising operations;

•	We have no operating history as an independent public company or a REIT, and our inexperience may impede our ability to successfully manage our business or implement effective internal controls;

•	We are indirectly controlled by CBS, whose interests in our business may conflict with yours;

•

A delay in the completion of the Separation or the nonoccurrence of the Separation could result in our remaining a taxable corporation and could significantly reduce the amount of cash available for distribution to our stockholders;

•	Legislative, administrative, regulatory or other actions affecting REITs, including positions taken by the Internal Revenue Service (“IRS”), could have a negative effect on us;

•

The ownership limitations that apply to REITs, as prescribed by the Internal Revenue Code of 1986 (the “Code”) and by our charter, may inhibit market activity in the shares of our stock and restrict our business combination opportunities; and

•

If we do not qualify to be taxed as a REIT, or fail to remain qualified to be taxed as a REIT, we will be subject to U.S. federal income tax as a regular corporation and could face a substantial tax liability, which would reduce the amount of cash available for distribution to our stockholders.

Corporate Information

Our principal executive offices are located at 405 Lexington Avenue, 17th Floor, New York, NY 10174. Our telephone number is (212) 297-6400.

Formation Transactions

We intend to complete a series of formation transactions prior to the completion of this offering:

•

On June 20, 2013, we were formed as a Maryland corporation and filed our initial charter (our “initial charter”) in Maryland. On the same date, we adopted our initial bylaws (our “initial bylaws”) and, upon issuing shares to our parent, an indirect wholly owned subsidiary of CBS, we became an indirect wholly owned subsidiary of CBS;

•	CBS will effect a series of reorganization transactions resulting in the entities comprising CBS’s Outdoor Americas operating segment being consolidated under us;

•

We will distribute a note to our parent, an indirect wholly owned subsidiary of CBS, pursuant to which we will owe such subsidiary a principal amount equal to $             (the “CBS Note”). The CBS Note will be payable upon demand and will mature on             . We intend to use a portion of the combined net proceeds from the Formation Borrowing (as defined below) and from this offering to repay the CBS Note. We intend to use the remaining net proceeds from the Formation Borrowing and from this offering for corporate purposes and ongoing cash needs. See “Use of Proceeds”;

•	We will incur indebtedness of $ (the “Formation Borrowing”). We intend to use a portion of the combined net proceeds from the Formation Borrowing and from this offering to repay the CBS Note;

•

We will enter into a          year $         revolving credit facility (the “Revolving Credit Facility”) with third-party financial institutions. The Revolving Credit Facility will be used for general corporate purposes and ongoing cash needs. We do not expect to have any outstanding borrowings under our Revolving Credit Facility upon completion of this offering;

•	We will form one or more subsidiary corporations to serve as taxable REIT subsidiaries (“TRSs”) and will contribute our non-real estate and non-U.S. assets to such TRSs; and

•	We will amend and restate our initial charter (as so amended and restated, our “charter”) and amend and restate our initial bylaws (as so amended and restated, our “bylaws”).

We refer to the above transactions as our “formation transactions.” As a result of our formation transactions, at or before the completion of this offering, we will, directly or indirectly, own all of the entities that currently conduct the business described in this prospectus. For convenience, we describe our business in this prospectus as if we had been the owner of these entities prior to this offering. The formation transactions may be completed in any order.

Our Relationship with CBS

Prior to the completion of this offering, we are an indirect wholly owned subsidiary of CBS. We are offering              shares of our common stock in this offering, and upon the completion of this offering, CBS indirectly will own approximately     % of our outstanding common stock, or approximately 81% if the underwriters exercise their over-allotment option in full, and we will continue to be controlled by CBS. As a result, CBS will be able to exert significant influence over us and our corporate decisions. See “Risk Factors—Risks Related to Our Affiliation with CBS.”

CBS provides us with certain services such as insurance, support for technology systems, tax, internal audit, and cash management. CBS also provides benefits to our employees including certain postemployment benefits, medical, dental, life and disability insurance and offers participation in a 401(k) savings plan. Prior to the completion of this offering, we will enter into various agreements to govern our relationship with CBS during the period between the completion of this offering and the effective date of the Separation and to complete the Separation of our business from CBS. For a description of these agreements, see “Certain Relationships and Related-Person Transactions.”

We are, and, until CBS ceases to own at least 80% of our common stock, as further described below, we will remain, a member of CBS’s consolidated tax group for U.S. federal income tax purposes.

The Separation

CBS has advised us that it currently intends to dispose of all of the shares of our common stock that it indirectly will own upon the completion of this offering following the “lock-up” period described under “Underwriting.” CBS has advised us that it intends to effect the Separation by means of a tax-free split-off, pursuant to which CBS will offer its stockholders the option to exchange their shares of CBS common stock for shares of our common stock in an exchange offer. If the exchange offer is undertaken and consummated and not fully subscribed because less than all shares of our common stock owned by CBS are exchanged, the remaining shares of our common stock owned by CBS may be offered in one or more subsequent exchange offers (together with the initial exchange offer, the “exchange offer(s)”) and/or distributed on a pro rata basis to CBS stockholders whose shares of CBS common stock remain outstanding after consummation of the exchange offer(s) (such distribution, together with the exchange offer(s), the “split-off”). CBS has requested a private letter ruling from the IRS and expects to receive certain opinions of counsel to the effect that the split-off, together with certain related transactions, will qualify as a tax-free distribution for U.S. federal income tax purposes under Section 355 of the Code. If CBS does not proceed with the split-off, it could elect to dispose of our common stock in a number of different types of transactions, including open market sales, sales to one or more third parties or pro rata distributions of our shares to CBS’s stockholders or a combination of these transactions. CBS could also elect to not dispose of our common stock. The determination of whether, when and how to proceed with the Separation is entirely within the discretion of CBS.

Except for the “lock-up” period described under “Underwriting,” CBS is not subject to any contractual obligation to maintain its share ownership. For more information on the potential effect of CBS’s disposition of our common stock by means of the Separation or otherwise, please read “Risk Factors—Risks Related to Our Affiliation with CBS—Transfers of our common stock by CBS could adversely affect your rights as a stockholder and cause our stock price to decline.”

Following the Separation, we intend to elect and qualify to be taxed as a REIT, as described below in “—Our Tax Status.”

This Offering

Common stock offered by us	Shares

Common stock to be outstanding after this offering	Shares

Use of proceeds

We estimate that we will receive gross proceeds from this offering of approximately $         , or approximately $         if the underwriters exercise their over-allotment option in full. After deducting the underwriting discounts, commissions and expenses of this offering, we estimate that we will receive net proceeds from this offering of approximately $         , or approximately $         if the underwriters exercise their over-allotment option.

We intend to use a portion of the combined net proceeds from the Formation Borrowing and from this offering to repay the CBS Note. We intend to use the remaining net proceeds from the Formation Borrowing and from this offering for corporate purposes and ongoing cash needs. See “Formation Transactions.” If CBS completes the Separation by means of the split-off and we elect and qualify to be taxed as a REIT for U.S. federal income tax purposes, we intend to also use a portion of the remaining net proceeds from the Formation Borrowing and this offering to pay the cash component of the Purging Distribution(s). For more information see “Use of Proceeds” and “—Our Tax Status.”

Listing	We intend to apply to list our common stock on under the symbol “ ”.

Ownership and transfer restrictions	To assist us in complying with the limitations on the concentration of ownership of REIT stock imposed by the Code beginning in our second REIT tax year, among other purposes, our charter will generally prohibit, among other prohibitions, any stockholder from beneficially or constructively owning more than % in value or in number, whichever is more restrictive, of the outstanding shares of our common stock, or % in value of the outstanding shares of all classes and series of our stock. See “Description of Securities—Restrictions on Ownership and Transfer.”

Risk factors	Investing in our common stock involves a high degree of risk. You should carefully read and consider the information set forth under “Risk Factors” beginning on page 16 and all other information in this prospectus before investing in our common stock.

The number of shares of our common stock to be outstanding after this offering excludes shares of our common stock reserved for future issuance under the CBS Outdoor Americas Inc. Omnibus Incentive Plan, which we refer to as the “Omnibus Incentive Plan,” and which we intend to adopt immediately prior to the completion of this offering as an incentive plan for our management.

Unless otherwise indicated, the information contained in this prospectus assumes that the underwriters’ over-allotment option is not exercised and assumes that the common stock to be sold in this offering is sold at $         per share, which is the midpoint of the price range set forth on the front cover of this prospectus. Information related to our initial properties and with respect to uses of proceeds is estimated as of the anticipated completion of this offering and our formation transactions.

Our Tax Status

We are, and, until CBS ceases to own at least 80% of our common stock, we will remain, a member of CBS’s consolidated tax group for U.S. federal income tax purposes and will be taxable as a regular domestic C corporation for U.S. federal income tax purposes (i.e., we will be subject to taxation at regular corporate rates). Pursuant to the tax matters agreement that we will enter into with CBS, we will be liable to pay CBS in respect of any taxes imposed on or with respect to us while we are a member of the CBS consolidated tax group.

Following the Separation, we intend to elect and qualify to be taxed as a REIT (the “REIT election”), and we, together with one or more of our subsidiaries, will jointly elect to treat such subsidiaries as TRSs (the “TRS election”). We expect the Separation to be consummated in 2014 and to make the REIT election (and the TRS election) for our taxable year beginning the day after the effective date of the Separation and ending December 31, 2014. However, depending on how CBS elects to proceed with the Separation (including the timing and number of exchange offers, if any), we may cease to be a member of the CBS consolidated tax group prior to the effective date of the Separation. In such circumstance, we may make our REIT election (and the TRS election) effective as of the day after we cease to be a member of the CBS consolidated tax group. For more information on the potential effect of any delay in the completion of the Separation or the nonoccurrence of the Separation, please read “Risk Factors—Risks Related to Our Affiliation with CBS—A delay in the completion of the Separation or the nonoccurrence of the Separation could result in our remaining a taxable corporation and could significantly reduce the amount of cash available for distribution to our stockholders.”

Our qualification to be taxed as a REIT will depend upon our ability to meet on a continuing basis, through actual investment and operating results, various complex requirements under the Code, relating to, among other things, the sources of our gross income, the composition and values of our assets, our distribution levels and the diversity of ownership of our shares. We believe that immediately following this offering we will be organized in conformity with the requirements for qualification and taxation as a REIT under the Code and that our intended manner of operation will enable us to meet the requirements for qualification and taxation as a REIT. Upon completion of this offering, CBS indirectly will own approximately     % of our common stock (or approximately 81% if the underwriters exercise their over-allotment option in full). Our board of directors will grant CBS and certain of its affiliates a waiver of the ownership restrictions contained in our charter, subject to certain initial and ongoing conditions designed to protect our status as a REIT. See “Risk Factors—Risks Related to Our REIT Election and Our Status as a REIT—If we fail to meet the REIT income tests as a result of receiving non-qualifying rental income, we would be required to pay a penalty tax in order to retain our REIT status.” CBS has requested a private letter ruling from the IRS with respect to certain issues relevant to our qualification to be taxed as a REIT.

So long as we qualify to be taxed as a REIT, we generally will not be subject to U.S. federal income tax on our net taxable income that we distribute to our stockholders. If we fail to qualify to be taxed as a REIT in any taxable year and do not qualify for certain statutory relief provisions, we will be subject to U.S. federal income tax at regular corporate rates and will be precluded from re-electing to be taxed as a REIT for the subsequent four taxable years following the year during which we lose our REIT qualification. Even if we qualify for taxation as a REIT, we may be subject to certain U.S. federal, state and local taxes on our income or property, and the income of our TRSs will be subject to taxation at regular corporate rates.

If CBS completes the Separation by means of the split-off, CBS will allocate its earnings and profits between CBS and us in accordance with provisions of the Code. In order to comply with certain REIT qualification requirements, we will, before the end of any REIT taxable year in which we have accumulated earnings and profits attributable to a non-REIT year, declare a dividend to our stockholders to distribute such accumulated earnings and profits, including any earnings and profits allocated to us by CBS in connection with the split-off (any such distribution declared in our first REIT taxable year or with respect to earnings and profits allocated to us by CBS, the “Purging Distribution(s)”). We cannot currently predict the amount of the Purging Distribution(s). We expect to pay the Purging Distribution(s) in a combination of cash and our stock, a substantial portion of which will be in stock.

Distribution Policy

For the period commencing with the completion of this offering through the day immediately prior to the effective date of our REIT election, based on our historical operating results, we intend to pay an initial quarterly dividend of $         per share. We intend to maintain our initial quarterly dividend amount until the earlier of twelve months following completion of this offering or the effective date of our REIT election, unless actual results of operations, economic conditions or other factors differ materially from our historical operating results or our current assumptions.

From and after the effective date of our REIT election, we intend to pay regular quarterly distributions to holders of our common stock in an amount not less than 100% of our REIT taxable income (determined before the deduction for dividends paid and excluding any net capital gains). In addition, we anticipate making one or more Purging Distributions comprised of a combination of cash and stock, a substantial portion of which will be in stock, as described in “—Our Tax Status.”

U.S. federal income tax law generally requires that a REIT distribute annually at least 90% of its REIT taxable income, without regard to the deduction for dividends paid and excluding net capital gains, and that it pay tax at regular corporate rates to the extent that it annually distributes less than 100% of its taxable income. We expect to make distributions in order to comply with such requirements so as to not be subject to income or excise tax on undistributed REIT taxable income. See “U.S. Federal Income Tax Considerations.”

Distributions that we make will be authorized and determined by our board of directors in its sole discretion out of assets legally available therefor. While we anticipate maintaining a relatively stable distribution(s) during each year, the amount, timing and frequency of distributions will be at the sole discretion of the board of directors and distributions will be declared based upon various factors, including but not limited to: the amount and timing of Purging Distribution(s), future taxable income, limitations contained in debt instruments, debt service requirements, operating cash inflows and outflows including capital expenditures and acquisitions, limitations on our ability to use cash generated in the TRSs to fund distributions and applicable law. We may need to increase our borrowings in order to fund our intended distributions. We expect that, at least initially, our distributions may exceed our net income under generally accepted accounting principles in the U.S. (“GAAP”) because of noncash expenses included in net income (loss).

For the period commencing with the completion of this offering through the day immediately prior to the effective date of our REIT election, we anticipate that our dividends will generally be treated as “qualified dividends.” Such dividends paid to U.S. stockholders that are individuals, trusts or estates will generally be taxable at the preferential income tax rates (i.e., the 20% maximum U.S. federal rate) for qualified dividends. In addition, subject to the limitations of the Code, corporate stockholders may be eligible for the dividends received deduction with respect to such dividends. If we qualify and elect to be taxed as a REIT, we anticipate that our distributions generally will be taxable as ordinary income to our stockholders, although we may designate a portion of the distributions as qualified dividend income or capital gain or a portion of the distributions may constitute a return of capital. We will furnish annually to each of our stockholders a statement setting forth distributions paid during the preceding year and their characterization as ordinary income, return of capital, qualified dividend income or capital gain. For a more complete discussion of the U.S. federal income tax treatment of distributions to our stockholders, see “U.S. Federal Income Tax Considerations—Taxation of Stockholders—Taxation of Taxable U.S. Stockholders.”

Restrictions on Ownership and Transfer of Our Stock

To assist us in complying with the limitations on the concentration of ownership of REIT stock imposed by the Code beginning in our second REIT year, among other purposes, our charter will provide for restrictions on ownership and transfer of shares of our stock, including, in general, prohibitions on any person actually or constructively owning more than     % in value or in number (whichever is more restrictive) of the outstanding shares of our common stock or     % in value of the outstanding shares of all classes and series of our stock. A person that did not acquire more than     % of our outstanding stock may become subject to our charter restrictions if repurchases by us cause such person’s holdings to exceed     % of our outstanding stock. Our charter, however, will permit exceptions to these restrictions to be made for specific stockholders, provided that our board of directors determines such exceptions will not jeopardize our tax status as a REIT. Our board of directors will grant CBS and certain of its affiliates exemptions from the ownership limitations applicable to other holders of our common stock, subject to certain initial and ongoing conditions designed to protect our status as a REIT. A transfer of shares of our stock in violation of the limitations may be void under certain circumstances. See “Description of Securities—Restrictions on Ownership and Transfer.”

Our ownership limitations could delay or prevent a transaction or a change in control of us that might involve a premium price for shares of our stock or otherwise be in the best interests of our stockholders. For more information on the potential effect of our ownership limitations, please read “Risk Factors—Risks Related to Our REIT Election and Our Status as a REIT—The ownership limitations that apply to REITs, as prescribed by the Code and by our charter, may inhibit market activity in the shares of our stock and restrict our business combination opportunities.”

Summary Financial Data

The following table summarizes our combined consolidated financial data for the periods presented. The summary historical combined consolidated statements of operations and cash flow data for the three months ended March 31, 2013 and 2012 and the summary historical combined consolidated balance sheet information as of March 31, 2013 have been derived from the unaudited historical combined consolidated financial statements of our Predecessor, included elsewhere in this prospectus. The unaudited historical combined consolidated financial statements have been prepared on the same basis as our audited historical combined consolidated financial statements and in the opinion of our management, reflect all adjustments, consisting of only normal recurring adjustments, necessary for a fair presentation of this information. The results for any interim period are not necessarily indicative of the results that may be expected for a full year. The summary historical combined consolidated statements of operations and cash flow data for the years ended December 31, 2012, 2011 and 2010 and the summary historical combined consolidated balance sheet information as of December 31, 2012 and 2011 have been derived from the audited historical combined consolidated financial statements of our Predecessor, included elsewhere in this prospectus. The summary historical combined consolidated balance sheet information as of March 31, 2012 and December 31, 2010 has been derived from the unaudited combined consolidated financial information of our Predecessor, not included in this prospectus. The summary pro forma condensed combined consolidated statements of operations for the three months ended March 31, 2013 and for the year ended December 31, 2012 and the summary pro forma condensed combined consolidated balance sheet information as of March 31, 2013 have been derived from our unaudited pro forma condensed combined consolidated financial statements, included elsewhere in this prospectus.

The summary unaudited pro forma condensed combined consolidated statements of operations and balance sheet information set forth below have been adjusted to reflect our formation transactions, the sale of the common stock offered hereby, the receipt of the estimated net proceeds from this offering, after deducting the underwriting discount and other estimated offering expenses payable by us, and the use of the estimated net proceeds as described under “Use of Proceeds.” The unaudited pro forma condensed combined consolidated financial information for the year ended December 31, 2012 and as of and for the three months ended March 31, 2013 is presented as if this offering, the use of net proceeds therefrom and our formation transactions all had occurred as of the last day of the period presented for the purposes of the unaudited pro forma condensed combined consolidated balance sheet information and on the first day of the period presented for the purposes of the unaudited pro forma condensed combined consolidated statements of operations.

No pro forma adjustments have been made with regard to the disposition of the shares of common stock to be held by CBS after the completion of this offering, or the REIT election. See “The Separation.” The unaudited pro forma condensed combined consolidated financial statements also do not reflect additional expenditures we will incur to operate as a stand-alone public company.

The summary historical combined consolidated and unaudited pro forma condensed combined consolidated financial information set forth below and the financial statements included elsewhere in this prospectus do not necessarily reflect what our results of operations, financial condition or cash flows would have been if we had operated as a stand-alone company during all periods presented, and, accordingly, such information should not be relied upon as an indicator of our future performance, financial condition or liquidity.

You should read the following information together with “Risk Factors,” “Use of Proceeds,” “Capitalization,” “Selected Combined Consolidated Financial Data,” “Unaudited Pro Forma Condensed Combined Consolidated Financial Statements” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our combined consolidated financial statements and notes thereto included elsewhere in this prospectus.

	Three Months Ended March 31,				Year Ended December 31,
	Pro Forma		Historical		Pro Forma		Historical
	2013		2013	2012	2012		2012	2011	2010
(in millions, except per share amounts)	(unaudited)		(unaudited)	(unaudited)	(unaudited)
Statement of Operations data:
Revenues		$279.2	$279.2	$285.9		$1,284.6	$1,284.6	$1,277.1	$1,214.1

Less:
Operating, selling, general and administrative expenses		195.6	195.6	207.1		886.6	886.6	872.8	873.4
OIBDA(a)		83.6	83.6	78.8		398.0	398.0	404.3	340.7
Less:
Depreciation		26.0	26.0	26.5		105.9	105.9	109.0	107.6
Amortization		22.9	22.9	22.1		90.9	90.9	102.9	106.6
Operating income		$34.7	$34.7	$30.2		$201.2	$201.2	$192.4	$126.5

Provision for income taxes	$		$(14.9)	$(10.7)	$		$(89.0)	$(87.8)	$(57.1)
Net income	$		$19.9	$18.7	$		$113.4	$107.1	$71.3

Basic net income per common share	$				$
Diluted net income per common share	$				$

FFO(b)	$		$53.0	$62.4	$		$288.9	$296.9	$260.9
Adjusted FFO(b)	$		$46.5	$56.7	$		$269.2	$316.3	$284.8

Balance Sheet data (at period end):
Property and equipment, net		$788.7	$788.7	$843.1			$807.9	$858.2	$928.4
Total assets	$		$3,459.8	$3,618.3			$3,464.9	$3,603.0	$3,751.5
Long-term debt	$		$—	$—			$—	$—	$—
Current liabilities	$		$193.5	$191.4			$205.6	$196.7	$203.4
Total invested equity/stockholders’ equity	$		$2,859.2	$3,012.9			$2,843.9	$2,990.6	$3,163.3

Cash Flow data:
Cash flow provided by operating activities			$9.8	$18.8			$311.3	$342.1	$271.9
Capital expenditures:
Growth:
Digital			$2.0	$1.8			$27.7	$19.5	$11.1
Other			2.0	2.6			9.9	10.8	15.7
Maintenance			2.0	2.8			16.0	15.3	20.4
Total capital expenditures			$6.0	$7.2			$53.6	$45.6	$47.2

Cash taxes			$1.4	$5.2			$96.5	$50.9	$18.2

(a)	OIBDA is a non-GAAP financial measure. We define “OIBDA” as operating income before depreciation and amortization. We use OIBDA to evaluate our operating performance. OIBDA is among the primary measures we use for planning and forecasting of future periods, and it is an important indicator of our operational strength and business performance because it provides a link between profitability and operating cash flow. We believe OIBDA is relevant and useful for investors because it allows investors to view performance in a manner similar to the method used by our management, helps improve investors’ understanding of our operating performance and makes it easier for investors to compare our results with other companies that have different financing and capital structures or tax rates.

Since OIBDA is not a measure calculated in accordance with GAAP, it should not be considered in isolation of, or as a substitute for, net income or operating income as indicators of operating performance. OIBDA, as we calculate it, may not be comparable to similarly titled measures employed by other companies. In addition, this measure does not necessarily represent funds available for discretionary use and is not necessarily a measure of our ability to fund our cash needs. As OIBDA excludes certain financial information that is included in operating income, the most directly comparable GAAP financial measure, users of this information should consider the types of events and transactions that are excluded.

(b)	We believe the presentations of FFO and Adjusted FFO, as supplemental measures, are useful in evaluating our business because they provide analysts and investors with an important perspective on our operating performance and cash available for funding operations, servicing debt and paying dividends. We believe these measures also make it easier to compare our results to those of other REITs. As FFO and Adjusted FFO are not measures calculated in accordance with GAAP, they should not be considered in isolation of, or as a substitute for, either net cash flow provided by (used for) operating activities as a measure of liquidity or net income (loss) as a measure of operating performance. Additionally, these measures are not necessarily indicative of funds available for our cash needs. FFO, as we calculate it, although consistent with the definition established by the National Association of Real Estate Investment Trusts (“NAREIT”), may not be comparable to similarly titled measures of other REITs given the nature of our operations. See “Selected Combined Consolidated Financial Data” for a definition of, and a reconciliation of net income (loss) to, FFO and Adjusted FFO.

RISK FACTORS

Investment in our common stock involves risks. In addition to other information contained in this prospectus, you should carefully consider the following factors before acquiring shares of our common stock offered by this prospectus. The occurrence of any of the following risks might cause you to lose all or a part of your investment. Some statements in this prospectus, including statements in the following risk factors, constitute forward-looking statements. Please refer to the section entitled “Special Note Regarding Forward-Looking Statements.”

Risks Related to Our Business and Operations

Our business is sensitive to a decline in advertising expenditures, general economic conditions and other external events beyond our control.

We derive our revenues from providing advertising space to customers on out-of-home advertising structures and sites. Our contracts with our customers generally cover periods ranging from four weeks to one year. A decline in the economic prospects of advertisers, the economy in general or the economy of any individual geographic market or industry, particularly a market or industry in which we conduct substantial business, such as the New York City, Los Angeles and New Jersey metropolitan areas, and the professional services, retail and healthcare/pharmaceuticals industries, could alter current or prospective advertisers’ spending priorities. Disasters, acts of terrorism, political uncertainty, extraordinary weather events, hostilities and power outages could interrupt our ability to display advertising on our advertising structures and sites and lead to a reduction in economic certainty and advertising expenditures. Any reduction in advertising expenditures could harm our business, financial condition or results of operations. In addition, advertising expenditures by companies in certain sectors of the economy represent a significant portion of our revenues. See “Business and Properties—Our Portfolio of Outdoor Advertising Structures and Sites—Investment Diversification.” Any political, economic, social or technological change resulting in a reduction in these sectors’ advertising expenditures could adversely affect our business, financial condition and results of operations.

We operate in a highly competitive industry.

The outdoor advertising industry is fragmented, consisting of several large companies operating on a national basis, such as our company, Clear Channel Outdoor Holdings, Inc., JCDecaux S.A. and Lamar Advertising Company, as well as hundreds of smaller regional and local companies operating a limited number of displays in a single or a few local markets. We compete with these companies for both customers and display locations. If our competitors offer advertising displays at rates below the rates we charge our customers, we could lose potential customers and we could be pressured to reduce our rates below those we currently charge to retain customers, which could have an adverse effect on our business, financial condition and results of operations. A majority of our display locations are leased, and a significant portion of those leases are month-to-month or have a short remaining term. If our competitors offer to lease display locations at rental rates higher than the rental rates we offer, we could lose display locations and we could be pressured to increase our rental rates above those we currently pay to site landlords, which could have an adverse effect on our business, financial condition and results of operations.

We also compete with other media, including broadcast and cable television, radio, print media, the internet and direct mail marketers, within their respective markets. In addition, we compete with a wide variety of out-of-home media, including advertising in shopping centers, airports, movie theaters, supermarkets and taxis. Advertisers compare relative costs of available media, including CPMs, particularly when delivering a message to customers with distinct demographic characteristics. In competing with other media, the outdoor advertising industry relies on its relative cost efficiency and its ability to reach specific markets, geographic areas and/or demographics. If we are unable to compete on these terms, we could lose potential customers and we could be pressured to reduce our rates below those we currently charge to retain customers, which could have an adverse effect on our business, financial condition and results of operations.

Government regulation of outdoor advertising may restrict our outdoor advertising operations.

The outdoor advertising industry is subject to governmental regulation and enforcement at the federal, state and local levels in the United States and to national, regional and local restrictions in foreign countries. These regulations have a significant impact on the outdoor advertising industry and our business. See “Regulation.” Regulations and proceedings have made it increasingly difficult to develop new outdoor advertising structures and sites. If there are changes in laws and regulations affecting outdoor advertising at any level of government, if there is an increase in the enforcement of regulations or allegations of noncompliance or if we are unable to resolve allegations, our structures and sites could be subject to removal or modification. If we are unable to obtain acceptable arrangements or compensation in circumstances in which our structures and sites are subject to removal or modification, it could have an adverse effect on our business, financial condition and results of operations. In addition, governmental regulation of advertising displays could limit our installation of additional advertising displays, restrict advertising displays to governmentally controlled sites or permit the installation of advertising displays in a manner that benefits our competitors disproportionately, any of which could have an adverse effect on our business, financial condition and results of operations.

Our inability to increase the number of digital advertising displays in our portfolio could have an adverse effect on our business, financial condition and results of operations.

Our ability to increase the number of digital advertising displays in our portfolio is subject to governmental laws and regulations. For example, a recent California court ruled in favor of a competitor who challenged the validity of our digital display permits in the City of Los Angeles and held that such permits should be invalidated. As another example, in January 2013, Scenic America, Inc., a nonprofit membership organization, filed a lawsuit against the U.S. Department of Transportation and the Federal Highway Administration (the “FHWA”) alleging, among other things, that the FHWA exceeded its authority when, in 2007, the FHWA issued guidance to assist its division offices in evaluating state regulations that authorize the construction and operation of digital billboards. If the FHWA guidance is vacated, the FHWA could then elect to undertake rulemaking or other new administrative action with respect to digital billboard displays that, if enacted in a way that places additional restrictions on digital billboards, could also have an adverse effect on our business, financial condition and results of operations.

Any new governmental restrictions on digital advertising displays could limit our installation of additional digital advertising displays, restrict digital advertising displays to governmentally controlled sites or permit the installation of digital advertising displays in a manner that benefits our competitors disproportionately, any of which could have an adverse effect on our business, financial condition and results of operations. For example, the FHWA recently conducted a study on whether the presence of digital billboard displays along roadways is associated with a reduction of driver safety. We understand that this study is currently under internal review, and we do not currently know the date of its intended public release. If the results of this study include adverse findings, it may result in regulations at the federal, state or local level that impose greater restrictions on digital billboard displays. Furthermore, as technology for converting traditional static billboard displays to digital billboard displays has only recently been developed and introduced into the market on a large scale, and is in the process of being introduced more broadly in our international markets, existing regulations that currently do not apply to digital advertising displays by their terms could be revised to impose specific restrictions on digital advertising displays.

In addition, implementation of digital advertising displays by us or our competitors at a rate that exceeds the ability of the market to derive new revenues from those displays could also have an adverse effect on our business, financial condition and results of operations.

Taxes, fees and registration requirements may reduce our profits or expansion opportunities.

A number of foreign, state and local governments have implemented or initiated taxes (including taxes on revenue from outdoor advertising or for the right to use outdoor advertising assets), fees and registration requirements in an effort to decrease or restrict the number of outdoor advertising structures and sites or raise revenue, or both. For example, a tax was imposed on the outdoor advertising industry in Toronto. These efforts may continue, and, if we are unable to pass on the cost of these items to our customers, the increased imposition of these measures could have an adverse effect on our business, financial condition and results of operations.

The success of our transit advertising business is dependent on our obtaining key municipal concessions, which we may not be able to obtain on favorable terms.

Our transit shelter and transit systems businesses require us to obtain and renew contracts with municipalities and other governmental entities. Many of these contracts have terms ranging from three to 20 years and have revenue share and/or fixed payment components. When these contracts expire, we generally must participate in competitive bidding processes in order to obtain a new contract. Our inability to successfully negotiate, renew or complete these contracts due to governmental demands and delay or the highly competitive bidding processes for these contracts could affect our ability to offer advertising space on these structures and sites to our customers, or to offer rental rates that are competitive with other forms of advertising. These factors could have an adverse effect on our financial condition and results of operations.

Government compensation for the removal of lawful billboards could decrease.

Although state and local government authorities from time to time use the power of eminent domain to remove billboards, U.S. law requires payment of compensation if a state or political subdivision compels the removal of a lawful billboard along a primary or interstate highway that was built with federal financial assistance. Additionally, many states require similar compensation (or relocation) with regard to compelled removals of lawful billboards in other locations. Some local governments have attempted to force removal of billboards after a period of years under a concept called amortization. Under this concept, the governmental body asserts that just compensation has been earned by continued operation of the billboard over a period of time. Thus far, we have generally been able to obtain satisfactory compensation for our billboards purchased or removed as a result of governmental action, although there is no assurance that this will continue to be the case in the future and if it does not continue to be the case, there could be an adverse effect on our business, financial condition and results of operations.

Content-based restrictions on outdoor advertising may further restrict the categories of customers that can advertise using our structures and sites.

Restrictions on outdoor advertising of certain products and services are or may be imposed by federal, state and local laws and regulations. For example, tobacco products have been effectively banned from outdoor advertising in all of the jurisdictions in which we currently do business. In addition, state and local governments in some cases limit outdoor advertising of alcohol, which represented 5% of our revenues for the twelve months ended March 31, 2013. Legislation regulating out-of-home advertising due to content-based restrictions could cause a reduction in our revenues from leasing advertising space on outdoor advertising displays that display such advertisements and a simultaneous increase in the available space on the existing inventory of billboards in the outdoor advertising industry, which could have an adverse effect on our business, financial condition and results of operations.

Environmental, health and safety laws and regulations may limit or restrict some of our operations.

As the owner or operator of various real properties and facilities, we must comply with various foreign, federal, state and local environmental, health and safety laws and regulations. We and our properties are subject to such laws and regulations relating to the use, storage, disposal, emission and release of hazardous and nonhazardous substances and employee health and safety. Historically, with the exception of safety upgrades, we have not incurred significant expenditures to comply with these laws. However, additional laws that may be passed in the future, or a finding of a violation of or liability under existing laws, could require us to make significant expenditures and otherwise limit or restrict some of our operations, which could have an adverse effect on our business, financial condition and results of operations.

Our operating results are subject to seasonal variations and other factors.

Our business has experienced and is expected to continue to experience seasonality due to, among other things, seasonal advertising patterns and seasonal influences on advertising markets. Typically, our revenues and profits are highest in the fourth quarter, during the holiday shopping season, and lowest in the first quarter, as advertisers cut back on spending following the holiday shopping season. The effects of such seasonality make it difficult to estimate future operating results based on the previous results of any specific quarter, which may make it difficult to plan capital expenditures and expansion, could affect operating results and could have an adverse effect on our business, financial condition and results of operations.

We have no operating history as an independent public company, and our inexperience may impede our ability to successfully manage our business or implement effective internal controls.

While we currently operate as a subsidiary of a public company, we have no operating history as an independent public company. We cannot assure you that our past experience will be sufficient to successfully operate our company as an independent public company. Upon completion of this offering, we will be required to implement substantial control systems and procedures in order to satisfy our periodic and current reporting requirements under applicable Securities and Exchange Commission (“SEC”) regulations and comply with the Sarbanes-Oxley Act of 2002, the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 and listing standards. As a result, we will incur significant legal, accounting and other expenses that we have not previously incurred, and our management and other personnel will need to devote a substantial amount of time to comply with these rules and regulations. These costs and time commitments could be substantially more than we currently expect. Therefore, our historical combined consolidated and unaudited pro forma condensed combined consolidated financial statements may not be indicative of our future costs and performance as a stand-alone public company. If our finance and accounting personnel are unable for any reason to respond adequately to the increased demands that will result from being an independent public company, the quality and timeliness of our financial reporting may suffer, and we could experience significant deficiencies or material weaknesses in our disclosure controls and procedures or our internal control over financial reporting.

An inability to establish effective disclosure controls and procedures and internal control over financial reporting or remediate existing deficiencies could cause us to fail to meet our reporting obligations under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or result in material weaknesses, material misstatements or omissions in our Exchange Act reports, any of which could cause investors to lose confidence in the Company, which could have an adverse effect on our business, financial condition and results of operations.

We are dependent on our management team, and the loss of our senior executive officers or other key employees could have an adverse effect on our business, financial condition and results of operations.

We believe our future success depends on the continued service and skills of our existing management team and other key employees with experience and business relationships within their respective segments. The loss of one or more of these key personnel could have an adverse effect on our business, financial condition and results of operations because of their skills, knowledge of the market, years of industry experience and the difficulty of finding qualified replacement personnel. If any of these personnel were to leave and compete with us, it could have an adverse effect on our business, financial condition and results of operations.

Our board of directors has the power to cause us to issue additional shares of our stock without stockholder approval.

Our charter will authorize us to issue additional authorized but unissued shares of common or preferred stock. In addition, our charter will permit our board of directors to, without stockholder approval, amend our charter to increase the aggregate number of our shares of stock or the number of shares of stock of any class or series that we have authority to issue and classify or reclassify any unissued shares of common or preferred stock and set the preferences, rights and other terms of the classified or reclassified shares. As a result, our board of directors will be able to establish a series of shares of common or preferred stock that could delay or prevent a transaction or a change in control of us that might involve a premium price for shares of our stock or otherwise be in the best interests of our stockholders. See “Description of Securities—Power to Increase or Decrease Authorized Shares of Stock, Reclassify Unissued Shares of Stock and Issue Additional Shares of Common and Preferred Stock.”

Certain provisions of Maryland law may limit the ability of a third party to acquire control of us.

Certain provisions of the Maryland General Corporation Law (“MGCL”) may have the effect of delaying or preventing a transaction or a change in control of us that might involve a premium price for shares of our stock or otherwise be in the best interests of our stockholders, including:

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“business combination” provisions that, subject to certain exceptions, prohibit certain business combinations between a Maryland corporation and an “interested stockholder” (defined generally as any person who beneficially owns, directly or indirectly, 10% or more of the voting power of a corporation’s outstanding voting stock or an affiliate or associate of a corporation who, at any time during the two-year period immediately prior to the date in question, was the beneficial owner of 10% or more of the voting power of the then-outstanding stock of the corporation) or an affiliate of such an interested stockholder for five years after the most recent date on which the stockholder becomes an interested stockholder, and thereafter imposes two super-majority stockholder voting requirements on these combinations; and

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“control share” provisions that provide that, subject to certain exceptions, holders of “control shares” of a Maryland corporation (defined as voting shares of stock that, if aggregated with all other shares of stock owned or controlled by the acquirer, would entitle the acquirer to exercise voting power in the election of directors within one of three increasing ranges) acquired in a “control share acquisition” (defined as the direct or indirect acquisition of issued and outstanding “control shares”) have no voting rights except to the extent approved by its stockholders by the affirmative vote of at least two-thirds of all of the votes entitled to be cast on the matter, excluding all interested shares.

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Additionally, we may elect to be subject to Title 3, Subtitle 8 of the MGCL, which would permit our board of directors, without stockholder approval and regardless of what is provided in our charter or bylaws, to implement certain takeover defenses. See “Certain Provisions of Maryland Law and of Our Charter and Bylaws—Business Combinations,” “—Control Share Acquisitions” and “—Subtitle 8.”

We expect that our board of directors will by resolution exempt from the provisions of the Maryland business combination act all business combinations (i) between CBS or its affiliates and us and (ii) between us and any other person, provided that such business combination is first approved by our board of directors (including a majority of our directors who are not affiliates or associates of such person). In addition, our bylaws will contain a provision opting out of the Maryland control share acquisition act. Moreover, our charter will provide that, at such time as we are able to make a Subtitle 8 election, vacancies on our board may be filled only by the remaining directors and that directors elected by the board to fill vacancies will serve for the remainder of the full term of the class of directors in which the vacancy occurred. There can be no assurance that these exemptions or provisions will not be amended or eliminated at any time in the future.

Our rights and the rights of our stockholders to take action against our directors and officers are limited.

Our charter will contain a provision that eliminates the liability of our directors and officers to the maximum extent permitted by Maryland law. See “Management—Indemnification and Limitation of Directors’

and Officers’ Liability.” In addition, our charter will authorize us to obligate us, and our bylaws will obligate us, to the maximum extent permitted by Maryland law in effect from time to time, to indemnify and, without requiring a preliminary determination of the ultimate entitlement to indemnification, pay or reimburse reasonable expenses in advance of final disposition of a proceeding to:

•	any present or former director or officer who is made or threatened to be made a party to a proceeding by reason of his or her service in that capacity; and

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any individual who, while a director or officer of our company and at our request, serves or has served as a director, officer, partner, trustee, member or manager of another corporation, real estate investment trust, limited liability company, partnership, joint venture, trust, employee benefit plan or any other enterprise and who is made or threatened to be made a party to the proceeding by reason of his or her service in that capacity.

Our charter and bylaws will also permit us to indemnify and advance expenses to any person who served a predecessor of ours in any of the capacities described above and to any employee or agent of our company or a predecessor of our company.

Accordingly, in the event that actions taken by any of our directors or officers are immune or exculpated from, or indemnified against, liability but which impede our performance, our and our stockholders’ ability to recover damages from that director or officer will be limited.

We may not realize the expected benefits from the Separation of our business from CBS.

By separating from CBS, there is a risk that we may be more susceptible to market fluctuations and other adverse events than we would have otherwise been while we were still a part of CBS. As part of CBS, we have been able to benefit from CBS’s operating diversity, economies of scale and related cost benefits and access to capital for investments, which benefits may no longer be available to us after we separate from CBS.

As an independent public company, we believe that our businesses will benefit from, among other things, sharpened focus on the financial and operational resources of our specific business, allowing our management to design and implement a capital structure, corporate strategies and policies that are based primarily on the business characteristics and strategic opportunities of our businesses. We anticipate this will allow us to respond more effectively to industry dynamics and to allow us to create effective incentives for our management and employees that are more closely tied to our business performance. However, we may not be able to achieve some or all of the expected benefits. Additionally, completion of the Separation will require a significant amount of our management’s time and effort, which may divert attention from operating and growing our business. If we fail to achieve some or all of the benefits in the time we expect, it could have an adverse effect on our business, financial condition and results of operations.

Future acquisitions and other strategic transactions could have a negative effect on our results of operations.

We frequently evaluate strategic opportunities both within and outside our existing lines of business. We expect from time to time to pursue additional acquisitions and may decide to dispose of certain businesses. These acquisitions or dispositions could be material. Our acquisition strategy involves numerous risks, including:

•	our acquisitions may prove unprofitable and fail to generate anticipated cash flows;

•	to successfully manage our large portfolio of advertising structures and sites, we may need to:

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recruit additional senior management as we cannot be assured that senior management of acquired businesses will continue to work for us and we cannot be certain that our recruiting efforts will succeed; and

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expand corporate infrastructure to facilitate the integration of our operations with those of acquired businesses, because failure to do so may cause us to lose the benefits of any expansion that we decide to undertake by leading to disruptions in our ongoing businesses or by distracting our management;

•	we may enter into markets and geographic areas where we have limited or no experience;

•	we may encounter difficulties in the integration of operations and systems; and

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because we must comply with various requirements under the Code in order to maintain our qualification to be taxed as a REIT, including restrictions on the types of assets we may hold, the sources of our income and accumulation of earnings and profits, our ability to engage in certain acquisitions, such as acquisitions of C corporations, may be limited. See “—Risks Related to Our REIT Election and Our Status as a REIT—Complying with REIT requirements may cause us to liquidate investments or forgo otherwise attractive opportunities.”

Additional acquisitions by us may require antitrust review by U.S. federal antitrust agencies and may require review by foreign antitrust agencies under the antitrust laws of foreign jurisdictions. We can give no assurances that the U.S. Department of Justice, the U.S. Federal Trade Commission or foreign antitrust agencies will not seek to bar us from acquiring additional advertising businesses in any market.

The agreements governing our indebtedness may place restrictions on us and our subsidiaries, reducing operational flexibility and creating default risks.

We intend to enter into debt agreements, which may contain covenants that place restrictions on us and our subsidiaries. These covenants may require us to satisfy certain financial ratios and conditions and may restrict, among other things, our and our subsidiaries’ ability to:

•	merge, consolidate or transfer all or substantially all of our or our subsidiaries’ assets;

•	incur additional indebtedness;

•	issue or sell stock;

•	make certain investments or acquisitions;

•	create liens on our or our subsidiaries’ assets;

•	sell assets;

•	make capital expenditures;

•	pay dividends on or repurchase our stock;

•	enter into transactions with affiliates;

•	issue or sell stock of our subsidiaries; and

•	change the nature of our business.

These covenants could impair our ability to grow our business, take advantage of attractive business opportunities or successfully compete. A breach of any of these or other covenants under any agreements governing our indebtedness could result in an event of default. Cross-default provisions in our debt agreements could cause an event of default under one debt agreement to trigger an event of default under our other debt agreements. Upon the occurrence of an event of default under any of our debt agreements, the lenders could elect to declare all outstanding debt under such agreements to be immediately due and payable. If we were unable to repay or refinance the accelerated debt, our lenders could proceed against any assets pledged to secure that debt and our assets may not be sufficient to repay such debt in full.

Hedging transactions could have a negative effect on our results of operations.

We may enter into hedging transactions, including with respect to foreign currency exchange rates and interest rate exposure on one or more of our assets or liabilities. The use of hedging transactions involves certain risks, including: (1) the possibility that the market will move in a manner or direction that would have resulted in a gain for us had a hedging transaction not been utilized, in which case our performance would have been better had we not engaged in the hedging transaction; (2) the risk of an imperfect correlation between the risk sought to be hedged and the hedging transaction used; (3) the potential illiquidity for the hedging instrument used, which may make it difficult for us to close out or unwind a hedging transaction; (4) the possibility that our counterparty fails to honor its obligations; and (5) the possibility that we may have to post collateral to enter into hedging transactions, which we may lose if we are unable to honor our obligations. Following the Separation, we intend to elect and qualify to be taxed as a REIT for U.S. federal income tax purposes, as a result of which we will have limitations on our income sources, and the hedging strategies available to us will be more limited than those available to companies that are not REITs. See “U.S. Federal Income Tax Considerations.”

We may establish an operating partnership, which could result in conflicts of interests between our stockholders and holders of our operating partnership units and could limit our liquidity or our flexibility.

In the future, if we elect and qualify to be taxed as a REIT for U.S. federal income tax purposes, we may establish an operating partnership. If we establish an operating partnership, persons holding operating partnership units (“unitholders”) may have the right to vote on certain amendments to the partnership agreement of our operating partnership, as well as on certain other matters. Unitholders holding these voting rights may be able to exercise them in a manner that conflicts with the interests of our stockholders. Circumstances may arise in the future when the interests of unitholders in our operating partnership conflict with the interests of our stockholders. As the sole member of the general partner of the operating partnership or as the managing member, we would have fiduciary duties to the unitholders of the operating partnership that may conflict with duties that our officers and directors owe to our company.

In addition, if we establish an operating partnership, we may acquire certain assets by issuing units in our operating partnership in exchange for an asset owner contributing the asset to the partnership or a subsidiary. If we enter into such transactions, in order to induce the contributors of such assets to accept units in our operating partnership, rather than cash, in exchange for their assets, it may be necessary for us to provide them additional incentives. For instance, our operating partnership’s limited partnership or limited liability company agreement may provide that any unitholder may exchange units for cash equal to the value of an equivalent number of shares of our common stock or, at our option, for shares of our common stock on a one-for-one basis. We may also enter into additional contractual arrangements with asset contributors under which we would agree to repurchase a contributor’s units for shares of our common stock or cash, at the option of the contributor, at set times. If the contributor required us to repurchase units for cash pursuant to such a provision, it would limit our liquidity and thus our ability to use cash to make other investments, satisfy other obligations or make distributions to stockholders. Moreover, if we were required to repurchase units for cash at a time when we did not have sufficient cash to fund the repurchase, we might be required to sell one or more assets to raise funds to satisfy this obligation. Furthermore, we might agree that if distributions the contributor received as a unitholder in our operating partnership did not provide the contributor with a defined return, then upon redemption of the contributor’s units we would pay the contributor an additional amount necessary to achieve that return. Such a provision could further negatively impact our liquidity and flexibility. Finally, in order to allow a contributor of assets to defer taxable gain on the contribution of assets to our operating partnership, we might agree not to sell a contributed asset for a defined period of time or until the contributor exchanged the contributor’s units for cash or shares. Such an agreement would prevent us from selling those properties, even if market conditions made such a sale favorable to us.

We could suffer losses due to asset impairment charges for goodwill.

A significant portion of our assets consist of goodwill. We test goodwill for impairment during the fourth quarter of each year and between annual tests if events or circumstances require an interim impairment assessment. A downward revision in the estimated fair value of a reporting unit could result in a noncash impairment charge. Any such impairment charge could have a material adverse effect on our reported net income.

We face diverse risks in our international business, which could adversely affect our business, financial condition and results of operations.

Our International segment contributed 14% to total revenues in 2012 and 18% to total revenues in both 2011 and 2010. Inherent risks in our international business activities could decrease our International sales and have an adverse effect on our business, financial condition and results of operations. These risks include potentially unfavorable foreign economic conditions, political conditions or national priorities, foreign government regulation, potential expropriation of assets by foreign governments, the failure to bridge cultural differences and limited or prohibited access to our foreign operations and the support they provide. We may also have difficulty repatriating profits or be adversely affected by exchange rate fluctuations in our International business.

Risks Related to Our Affiliation with CBS

We are controlled by CBS, whose interests in our business may conflict with yours.

Upon completion of this offering, CBS indirectly will own approximately     % of the voting power of our outstanding stock, or approximately 81% if the underwriters exercise their over-allotment option in full. Accordingly, until a disposition by CBS of a substantial portion of its shares (e.g., through the Separation), CBS will continue to be able to exert significant influence over our business policies and affairs, including the composition of our board of directors and any action requiring the approval of our stockholders. The concentration of ownership may also make some transactions, including mergers or other changes in control, more difficult or not permitted without the support of CBS. It is possible that CBS’s interests may, in some circumstances, conflict with your interests as a stockholder. For additional information about our relationships with CBS, see “Certain Relationships and Related-Person Transactions.”

Various conflicts of interest between CBS and us could arise. Some of our directors may own more stock in CBS than in our company following this offering. Ownership interests of officers and directors of CBS in our common stock, or a person’s service as either an officer or director of both companies, could create or appear to create potential conflicts of interest when those officers and directors are faced with decisions that could have different implications for CBS and us. Potential conflicts of interest could also arise if we enter into any new commercial arrangements with CBS while it remains one of our principal stockholders. Our charter will provide that, subject to any contractual provisions to the contrary, CBS will have no duty to refrain from engaging in the same or similar business activities or lines of business, doing business with any of our customers or employing or otherwise engaging any of our officers or employees.

Prior to the completion of this offering, we will enter into various agreements to govern our relationship with CBS during the period between the completion of this offering and the effective date of the Separation and to complete the Separation of our business from CBS. These agreements will include a master separation agreement, tax matters agreement, transition services agreement, employee matters agreement, intellectual property agreement and registration rights agreement. Some of these agreements will continue in accordance with their terms after the Separation. The terms of our separation from CBS, the related agreements and other transactions with CBS will be determined by CBS and thus may not be representative of what we could achieve on a stand-alone basis or from an unaffiliated third party. For a description of these agreements and the other agreements that we will enter into with CBS, see “Certain Relationships and Related-Person Transactions.”

Following this offering, we will be a “controlled company” within the meaning of applicable stock market rules and, as a result, will qualify for, and intend to rely on, exemptions from certain corporate governance requirements that provide protection to stockholders of other companies.

Upon the completion of this offering, CBS indirectly will own more than 50% of the voting power of all of the then-outstanding shares of our stock entitled to vote generally in the election of directors, and we will be a “controlled company” under applicable stock exchange corporate governance standards. As a controlled company, we intend to rely on certain exemptions from the stock exchange corporate governance standards, including the requirements that:

•	the majority of our board of directors consists of independent directors;

•	we have a nominating and governance committee composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities; and

•	we have a compensation committee composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities.

We intend to rely on these exemptions, and, as a result, you will not have the same protections afforded to stockholders of companies that are subject to all of the stock exchange corporate governance requirements.

A delay in the completion of the Separation or the nonoccurrence of the Separation could result in our remaining a taxable corporation and could significantly reduce the amount of cash available for distribution to our stockholders.

Following the Separation, we intend to elect and qualify to be taxed as a REIT, and we, together with one or more of our subsidiaries, will jointly elect to treat such subsidiaries as TRSs. We expect the Separation to be consummated in 2014 and to make the REIT election (and the TRS election) for our taxable year beginning the day after the effective date of the Separation and ending December 31, 2014. However, depending on how CBS elects to proceed with the Separation (including the timing and number of exchange offers, if any), we may cease to be a member of the CBS consolidated tax group prior to the effective date of the Separation. In such circumstance, we may make our REIT election (and the TRS election) effective as of the day after we cease to be a member of the CBS consolidated tax group. However, there can be no assurance that we would be able to satisfy the requirements for taxation as a REIT prior to the consummation of the Separation, particularly with respect to our receipt of rent payable by CBS or its affiliates during such time. Thus, if the consummation of the Separation is delayed beyond the end of the taxable year in which we cease to be a member of the CBS consolidated tax group, we may not make an election to be taxed as a REIT for such taxable year and may remain a taxable C corporation until such taxable year as the Separation is consummated.

The determination of whether, when and how to proceed with the Separation is entirely within the discretion of CBS. There can be no assurance that the Separation will occur and thus there can be no assurance that we will make an election and qualify to be taxed as a REIT. If the Separation does not occur, we may remain a taxable C corporation for an indefinite period of time.

For such time as we are a taxable C corporation, we will be subject to U.S. federal income tax, including any applicable alternative minimum tax, on our taxable income at regular corporate rates, and dividends paid to our stockholders will not be deductible by us in computing our taxable income. Any resulting corporate tax liability could be substantial and would reduce the amount of cash available for distribution to our stockholders, which in turn could have an adverse impact on the value of our common stock. Thus, for any period of time during which the Separation is delayed, or if the Separation does not occur, distributions to stockholders could be significantly reduced as compared to the distributions we expect to make to our stockholders if we qualify to be taxed as a REIT.

CBS has no obligation to fund our future capital needs.

CBS has no obligation to fund our business and operations, and we cannot assure our stockholders that adequate sources of funding will be available to us on favorable terms or at all. As a result, we may not be able to fund our future capital needs, which could have an adverse effect on our business, financial condition and results of operations.

The historical and pro forma financial information that we have included in this prospectus may not be representative of the results we would have achieved as a stand-alone public company and may not be a reliable indicator of our future results.

The historical combined consolidated and unaudited pro forma condensed combined consolidated financial statements that we have included in this prospectus may not necessarily reflect what our financial position, results of operations or cash flows would have been had we been an independent, stand-alone entity during the periods presented or those that we will achieve in the future. We were not operated as a separate, stand-alone company for the historical periods presented. We have not adjusted our historical combined consolidated or unaudited pro forma condensed combined consolidated financial statements to reflect changes that will occur in our cost structure and operations as a result of our transition to becoming a stand-alone public company, including changes in our employee base, potential increased costs associated with reduced economies of scale and increased costs associated with reporting and stock exchange requirements of the SEC and                  exchange. Therefore, the combined consolidated historical and unaudited pro forma condensed combined consolidated financial statements that we have included in this prospectus may not necessarily be indicative of what our financial position, results of operations or cash flows will be in the future. For additional information, see “Selected Combined Consolidated Financial Data,” “Unaudited Pro Forma Condensed Combined Consolidated Financial Statements,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and related notes thereto included elsewhere in this prospectus.

Transfers of our common stock owned by CBS could adversely affect your rights as a stockholder and cause our stock price to decline.

After completion of this offering and the waiver or expiration of the “lock-up” period described under “Underwriting,” CBS will be permitted to transfer all or part of the shares of our common stock that it owns, without allowing you to participate or realize a premium for your shares of common stock, or distribute our shares that it owns to its stockholders. Sales or distributions by CBS of such common stock in the public market or to its stockholders could adversely affect prevailing market prices for our common stock. Additionally, a sale of a controlling interest to a third party could adversely affect the market price of our common stock and our business and results of operations. For example, a change in control caused by the sale of our shares by CBS may result in a change of management decisions and business policy. CBS is generally not prohibited from selling a controlling interest in us to a third party. CBS has advised us that it intends to dispose of the shares of our common stock that it owns following this offering. For additional information regarding CBS’s current plans with respect to our common stock that it will own after the completion of this offering, please read “The Separation.”

Risks Related to Our REIT Election and Our Status as a REIT

Legislative, administrative, regulatory or other actions affecting REITs, including positions taken by the IRS, could have a negative effect on us.

The rules dealing with U.S. federal income taxation are continually under review by persons involved in the legislative process and by the IRS and the U.S. Department of the Treasury (the “Treasury”). Changes to the tax laws or interpretations thereof, with or without retroactive application, could materially and adversely affect our investors or us. We cannot predict how changes in the tax laws might affect our investors or us. New legislation, Treasury or tax regulations, administrative interpretations or court decisions could significantly and negatively affect our ability to qualify to be taxed as a REIT or the U.S. federal income tax consequences to our investors and us of such qualification.

In the course of its discussions with the IRS relating to its request for a private letter ruling, CBS has been advised by the IRS that the IRS has decided to study the current legal standards it uses to define “real estate” for purposes of the REIT provisions of the Code. It is our understanding that the IRS intends to determine if any changes or refinements should be made to those current legal standards. However, the duration of the IRS’s study could delay the issuance of the private letter ruling CBS has requested from the IRS with respect to certain issues relevant to our qualification to be taxed as a REIT, which, in turn, could delay the effective date of our REIT election.

If we do not qualify to be taxed as a REIT, or fail to remain qualified to be taxed as a REIT, we will be subject to U.S. federal income tax as a regular corporation and could face a substantial tax liability, which would reduce the amount of cash available for distribution to our stockholders.

We intend to operate in a manner that will allow us to qualify to be taxed as a REIT for U.S. federal income tax purposes. We expect that we will receive an opinion of Skadden, Arps, Slate, Meagher & Flom LLP (“REIT Tax Counsel”), with respect to our qualification to be taxed as a REIT in connection with our election to be taxed as a REIT. Investors should be aware, however, that opinions of counsel are not binding on the IRS or any court. The opinion of REIT Tax Counsel represents only the view of REIT Tax Counsel, based on its review and analysis of existing law and on certain representations as to factual matters and covenants made by CBS and us, including representations relating to the values of our assets and the sources of our income. The opinion will be expressed as of the date issued. REIT Tax Counsel will have no obligation to advise CBS, us or the holders of our common stock of any subsequent change in the matters stated, represented or assumed or of any subsequent change in applicable law. Furthermore, both the validity of the opinion of REIT Tax Counsel and our qualification to be taxed as a REIT will depend on our satisfaction of certain asset, income, organizational, distribution, stockholder ownership and other requirements on a continuing basis, the results of which will not be monitored by REIT Tax Counsel. Our ability to satisfy the asset tests depends upon our analysis of the characterization and fair market values of our assets, some of which are not susceptible to a precise determination, and for which we will not obtain independent appraisals.

CBS has requested a private letter ruling from the IRS with respect to certain issues relevant to our qualification to be taxed as a REIT. In general, CBS expects that the ruling will provide, among other things, subject to the terms and conditions contained therein, that certain of the assets to be held by us and certain services that we, an independent contractor or a TRS may provide, directly or through subsidiaries, to our customers, will not adversely affect our qualification to be taxed as a REIT. Although we may generally rely upon the ruling if it is received, no assurance can be given that the IRS will not challenge our qualification to be taxed as a REIT on the basis of other issues or facts outside the scope of the ruling. If we were to fail to qualify to be taxed as a REIT in any taxable year, we would be subject to U.S. federal income tax, including any applicable alternative minimum tax, on our taxable income at regular corporate rates, and dividends paid to our stockholders would not be deductible by us in computing our taxable income. Any resulting corporate tax liability could be substantial and would reduce the amount of cash available for distribution to our stockholders, which in turn could have an adverse impact on the value of our common stock. Unless we were entitled to relief under certain Code provisions, we also would be disqualified from re-electing to be taxed as a REIT for the four taxable years following the year in which we failed to qualify to be taxed as a REIT.

Qualifying to be taxed as a REIT involves highly technical and complex provisions of the Code, and violations of these provisions could jeopardize our REIT qualification.

Qualification to be taxed as a REIT involves the application of highly technical and complex Code provisions for which only limited judicial and administrative authorities exist. Even a technical or inadvertent violation could jeopardize our REIT qualification. Our qualification to be taxed as a REIT will depend on our satisfaction of certain asset, income, organizational, distribution, stockholder ownership and other requirements on a continuing basis. In addition, our ability to satisfy the requirements to qualify to be taxed as a REIT may depend in part on the actions of third parties over which we have no control or only limited influence.

The ownership limitations that apply to REITs, as prescribed by the Code and by our charter, may inhibit market activity in the shares of our stock and restrict our business combination opportunities.

In order for us to qualify to be taxed as a REIT, not more than 50% in value of the outstanding shares of our stock may be owned, beneficially or constructively, by five or fewer individuals, as defined in the Code to include certain entities, at any time during the last half of each taxable year after the first year for which we elect to qualify to be taxed as a REIT. Additionally, at least 100 persons must beneficially own our stock during at least 335 days of a taxable year (other than the first taxable year for which we elect to be taxed as a REIT). Subject to certain exceptions, our charter will authorize our board of directors to take such actions as are necessary and desirable to preserve our qualification to be taxed as a REIT. Our charter will also provide that, unless exempted by the board of directors, no person may own more than     % in value or in number, whichever is more restrictive, of the outstanding shares of our common stock or     % in value of the outstanding shares of all classes and series of our stock. See “Description of Securities—Restrictions on Ownership and Transfer” and “U.S. Federal Income Tax Considerations.” Our board of directors will grant CBS and certain of its affiliates exemptions from the ownership limits applicable to other holders of our common stock, subject to certain initial and ongoing conditions designed to protect our status as a REIT. The constructive ownership rules are complex and may cause shares of stock owned directly or constructively by a group of related individuals to be constructively owned by one individual or entity. These ownership limits could delay or prevent a transaction or a change in control of us that might involve a premium price for shares of our stock or otherwise be in the best interests of our stockholders.

Dividends payable by REITs do not qualify for the reduced tax rates available for some dividends.

The maximum U.S. federal income tax rate applicable to income from “qualified dividends” payable to U.S. stockholders that are individuals, trusts or estates is currently 20%. Dividends payable by REITs, however, generally are not eligible for the reduced rates. Although these rules do not adversely affect the taxation of REITs, the more favorable rates applicable to regular corporate qualified dividends could cause investors who are individuals, trusts or estates to perceive investments in REITs to be relatively less attractive than investments in the stocks of non-REIT corporations that pay dividends, which could adversely affect the value of the stock of REITs, including our common stock.

REIT distribution requirements could adversely affect our ability to execute our business plan.

To maintain REIT status, we must meet a number of organizational and operational requirements, including a requirement that we annually distribute to our stockholders at least 90% of our REIT taxable income, determined without regard to the dividends-paid deduction and excluding any net capital gains. See “U.S. Federal Income Tax Considerations.” To the extent that we satisfy this distribution requirement and qualify for taxation as a REIT but distribute less than 100% of our REIT taxable income, determined without regard to the dividends-paid deduction and including any net capital gains, we will be subject to U.S. federal corporate income tax on our undistributed net taxable income. In addition, we will be subject to a nondeductible 4% excise tax if the amount that we actually distribute to our stockholders in a calendar year is less than a minimum amount specified under U.S. federal tax laws. We intend to make distributions to our stockholders to comply with the REIT requirements of the Code.

From time to time, we may generate taxable income greater than our cash flow as a result of differences in timing between the recognition of taxable income and the actual receipt of cash or the effect of nondeductible capital expenditures, the creation of reserves or required debt or amortization payments. If we do not have other funds available in these situations, we could be required to borrow funds on unfavorable terms, sell assets at disadvantageous prices or distribute amounts that would otherwise be invested in future acquisitions to make distributions sufficient to enable us to pay out enough of our taxable income to satisfy the REIT distribution requirement and to avoid corporate income tax and the 4% excise tax in a particular year. These alternatives could increase our costs or reduce our equity. Thus, compliance with the REIT requirements may hinder our ability to grow, which could adversely affect the value of our common stock.

To fund our growth strategy and refinance our indebtedness, we may depend on external sources of capital, which may not be available to us on commercially reasonable terms or at all.

To maintain REIT status, we must meet a number of organizational and operational requirements, including a requirement that we annually distribute to our stockholders at least 90% of our REIT taxable income, determined without regard to the dividends paid deduction and excluding any net capital gains. See “U.S. Federal Income Tax Considerations.” As a result of these requirements, we may not be able to fund future capital needs, including any necessary acquisition financing, solely from operating cash flows. Consequently, we intend to rely on third-party capital market sources for debt or equity financing to fund our business strategy. In addition, we will likely need third-party capital market sources to refinance our indebtedness at maturity. Continued or increased turbulence in the United States or international financial markets and economies could adversely affect our ability to replace or renew maturing liabilities on a timely basis or access the capital markets to meet liquidity and capital expenditure requirements and may result in adverse effects on our business, financial condition and results of operations. As such, we may not be able to obtain the financing on favorable terms or at all. Our access to third-party sources of capital also depends, in part, on:

•	the market’s perception of our growth potential;

•	our then-current levels of indebtedness;

•	our historical and expected future earnings, cash flows and cash distributions; and

•	the market price per share of our common stock.

In addition, our ability to access additional capital may be limited by the terms of the indebtedness we incurred pursuant to the formation transactions, which may restrict our incurrence of additional debt. If we cannot obtain capital when needed, we may not be able to acquire or develop properties when strategic opportunities arise or refinance our debt, which could have an adverse effect on our business, financial condition and results of operations.

Even if we remain qualified to be taxed as a REIT, we may face other tax liabilities that reduce our cash flow.

Even if we remain qualified for taxation as a REIT, we may be subject to certain U.S. federal, state and local taxes on our income and assets, including taxes on any undistributed income and state or local income, property and transfer taxes. See “U.S. Federal Income Tax Considerations—Taxation of CBS Outdoor Americas Inc.” For example, in order to meet the REIT qualification requirements, we may hold some of our assets or conduct certain of our activities through one or more TRSs or other subsidiary corporations that will be subject to foreign, federal, state and local corporate-level income taxes as regular C corporations. In addition, we may incur a 100% excise tax on transactions with a TRS if they are not conducted on an arm’s-length basis. Any of these taxes would decrease cash available for distribution to our stockholders.

Complying with REIT requirements may cause us to liquidate investments or forgo otherwise attractive opportunities.

To qualify to be taxed as a REIT for U.S. federal income tax purposes, we must ensure that, at the end of each calendar quarter, at least 75% of the value of our assets consists of cash, cash items, government securities and “real estate assets” (as defined in the Code), including certain mortgage loans and securities. The remainder of our investments (other than government securities, qualified real estate assets and securities issued by a TRS) generally cannot include more than 10% of the outstanding voting securities of any one issuer or more than 10% of the total value of the outstanding securities of any one issuer. In addition, in general, no more than 5% of the value of our total assets (other than government securities, qualified real estate assets and securities issued by a TRS) can consist of the securities of any one issuer, and no more than 25% of the value of our total assets can be represented by securities of one or more TRSs. See “U.S. Federal Income Tax Considerations—Taxation of CBS Outdoor Americas Inc.” If we fail to comply with these requirements at the end of any calendar quarter, we must correct the failure within 30 days after the end of the calendar quarter or qualify for certain statutory relief provisions to avoid losing our REIT qualification and suffering adverse tax consequences. As a result, we may be required to liquidate or forgo otherwise attractive investments. These actions could have the effect of reducing our income and amounts available for distribution to our stockholders.

In addition to the asset tests set forth above, to qualify to be taxed as a REIT we must continually satisfy tests concerning, among other things, the sources of our income, the amounts we distribute to our stockholders and the ownership of our stock. We may be unable to pursue investments that would be otherwise advantageous to us in order to satisfy the source-of-income or asset-diversification requirements for qualifying to be taxed as a REIT. Thus, compliance with the REIT requirements may hinder our ability to make certain attractive investments.

Complying with REIT requirements may depend on our ability to assign certain contracts to a taxable REIT subsidiary.

Our ability to satisfy certain REIT requirements may depend on our assigning to a TRS certain contracts, or portions of certain contracts, with respect to outdoor advertising assets that do not qualify as real property for purposes of the REIT asset tests. Moreover, our satisfaction of the REIT requirements may depend on our properly allocating between us and our TRS the revenue or cost, as applicable, associated with the portion of any such contract assigned to the TRS. There can be no assurance that the IRS will not determine that our assignment was not a true assignment as between us and our TRS or that we did not properly allocate the applicable revenues or costs. Were the IRS successful in such a challenge, it could adversely impact our REIT qualification or our effective tax rate and tax liability.

Our planned use of taxable REIT subsidiaries may cause us to fail to qualify to be taxed as a REIT.

The net income of our TRSs is not required to be distributed to us, and income that is not distributed to us generally will not be subject to the REIT income distribution requirement. However, there may be limitations on our ability to accumulate earnings in our TRSs and the accumulation or reinvestment of significant earnings in our TRSs could result in adverse tax treatment. In particular, if the accumulation of cash in our TRSs causes the fair market value of our securities in our TRSs and certain other nonqualifying assets to exceed 25% of the fair market value of our assets, we would fail to qualify to be taxed as a REIT.

Complying with REIT requirements may limit our ability to hedge effectively and may cause us to incur tax liabilities.

The REIT provisions of the Code substantially limit our ability to hedge our assets and liabilities. Any income from a hedging transaction that we enter into primarily to manage risk of currency fluctuations or to manage risk of interest rate changes with respect to borrowings made or to be made to acquire or carry real estate assets does not constitute “gross income” for purposes of the 75% or 95% gross income tests that apply to REITs, provided that certain identification requirements are met. To the extent that we enter into other types of hedging transactions or fail to properly identify such transaction as a hedge, the income is likely to be treated as non-qualifying income for purposes of both of the gross income tests. See “U.S. Federal Income Tax Considerations—Taxation of CBS Outdoor Americas Inc.” As a result of these rules, we may be required to limit our use of advantageous hedging techniques or implement those hedges through a TRS. This could increase the cost of our hedging activities because our TRS may be subject to tax on gains or expose us to greater risks associated with changes in interest rates than we would otherwise choose to bear. In addition, losses in our TRS will generally not provide any tax benefit, except that such losses could theoretically be carried back or forward against past or future taxable income in the TRS.

We expect to pay the Purging Distribution(s) in common stock and cash and may in the future pay taxable dividends on our common stock in common stock and cash, and the issuance of additional common stock may cause the market price of our common stock to decline.

We expect to pay the Purging Distribution(s) in a combination of cash and our stock, a substantial portion of which will be in stock. CBS has requested a private letter ruling from the IRS with respect to certain issues relevant to our payment of the Purging Distribution(s) in a combination of cash and stock. In general, CBS expects that, if received, the ruling will provide, subject to the terms and conditions contained therein, that (1) a Purging Distribution will be treated as a dividend that will first reduce our earnings and profits attributable to non-REIT years and (2) the amount of our stock received by any of our stockholders as part of a Purging Distribution will be considered to equal the amount of cash that could have been received instead. Moreover, although we have no current plans to do so, we may in the future distribute taxable dividends that are payable in cash and shares of our common stock at the election of each stockholder.

The IRS has issued private letter rulings to other REITs treating certain distributions that are paid partly in cash and partly in stock as taxable dividends that would satisfy the REIT annual distribution requirement and qualify for the dividends paid deduction for U.S. federal income tax purposes. Those rulings may be relied upon only by taxpayers to whom they were issued. In addition, the IRS previously issued a revenue procedure authorizing publicly traded REITs to make elective cash/stock dividends, but that revenue procedure does not apply to our current or future taxable years. Accordingly, it is unclear whether and to what extent we will be able to make taxable dividends payable in-kind.

If we make the Purging Distribution(s) or future dividends payable in cash and shares of our common stock, stockholders receiving such dividends will be required to include the full amount of the dividend as ordinary income to the extent of our current and accumulated earnings and profits, as determined for U.S. federal income tax purposes, and may be required to pay income taxes with respect to such dividends in excess of the cash dividends received. If a taxable stockholder sells the stock that it receives as a dividend in order to pay this tax, the sales proceeds may be less than the amount included in income with respect to the dividend, depending on the market price of our stock at the time of the sale. Furthermore, with respect to certain non-U.S. stockholders, we may be required to withhold U.S. tax with respect to such dividends, including in respect of all or a portion of such dividend that is payable in stock. In addition, if a significant number of our stockholders determine to sell shares of our common stock in order to pay taxes owed on dividends, it may put downward pressure on the trading price of our common stock. Moreover, if our per share FFO decreases as a result of the Purging Distribution(s), it may put downward pressure on the trading price of our common stock.

If we fail to meet the REIT income tests as a result of receiving non-qualifying rental income, we would be required to pay a penalty tax in order to retain our REIT status.

As described above, upon completion of this offering, CBS indirectly will own approximately     % of our common stock, or approximately 81% if the underwriters exercise their over-allotment option in full. Our board of directors will grant CBS and certain of its affiliates a waiver of the ownership restrictions contained in our charter, subject to certain initial and ongoing conditions designed to protect our status as a REIT. Notwithstanding the satisfaction of such conditions, certain income we receive could be treated as non-qualifying income for purposes of the REIT requirements. See “U.S. Federal Income Tax Considerations—Taxation of CBS Outdoor Americas Inc.—Income Tests—Rents from Real Property.” Even if we have reasonable cause for a failure to meet the REIT income tests as a result of receiving non-qualifying rental income, we would nonetheless be required to pay a penalty tax in order to retain our REIT status.

Even if we qualify to be taxed as a REIT, we could be subject to tax on any unrealized net built-in gains in the assets held before electing to be treated as a REIT.

Following our REIT election, we will own appreciated assets that were held by a C corporation and were acquired by us in a transaction in which the adjusted tax basis of the assets in our hands is determined by reference to the adjusted tax basis of the assets in the hands of the C corporation. If we dispose of any such appreciated assets in a taxable transaction during the 10-year period following our acquisition of the assets from the C corporation (i.e., during the 10-year period following our qualification to be taxed as a REIT), we will be subject to tax at the highest corporate tax rates on any gain from such assets to the extent of the excess of the fair market value of the assets on the date that they were acquired by us (i.e., at the time that we became a REIT) over the adjusted tax basis of such assets on such date, which are referred to as built-in gains. We would be subject to this tax liability even if we qualify to be taxed and maintain our status as a REIT. Any recognized built-in gain will retain its character as ordinary income or capital gain and will be taken into account in determining REIT taxable income and our distribution requirement for the year such gain is recognized. Any tax on the recognized built-in gain will reduce REIT taxable income. We may choose not to sell in a taxable transaction appreciated assets that we might otherwise sell during the 10-year period in which the built-in gain tax applies in order to avoid the built-in gain tax. However, there can be no assurances that such a taxable transaction will not occur. If we sell such assets in a taxable transaction, the amount of corporate tax that we will pay will vary depending on the actual amount of net built-in gain or loss present in those assets as of the time we became a REIT. The amount of tax could be significant.

We have no operating history as a REIT, and our inexperience may impede our ability to successfully manage our business or implement effective internal controls.

We have no operating history as a REIT. We cannot assure you that our past experience will be sufficient to successfully operate our company as a REIT. Upon completion of this offering, we will be required to implement substantial control systems and procedures in order to maintain the possibility of qualifying to be taxed as a REIT. As a result, we will incur significant legal, accounting and other expenses that we have not previously incurred, and our management and other personnel will need to devote a substantial amount of time to comply with these rules and regulations and establish the corporate infrastructure and controls demanded of a REIT. These costs and time commitments could be substantially more than we currently expect. Therefore, our historical combined consolidated and unaudited pro forma condensed combined consolidated financial statements may not be indicative of our future costs and performance as a REIT.

Risks Related to this Offering

There is currently no public market for our common stock. An active trading market for our common stock may not develop following this offering, and you may be unable to sell your stock at a price above the initial public offering price or at all.

Our common stock has been approved for listing on the                 , subject to notice of issuance. We cannot assure you, however, that an active trading market for our common stock will develop after this offering or, if one develops, that it will be sustained. Upon the completion of this offering, CBS indirectly will own approximately     % of our outstanding common stock, or approximately 81% if the underwriters exercise their over-allotment option in full. As a result, we will maintain a low public float following this offering. In the absence of a public market, you may be unable to liquidate an investment in our common stock. There has not been any public market for our common stock prior to this offering. Consequently, the initial public offering price of shares of our common stock will be determined by negotiations between us and the underwriters. The initial public offering price will not necessarily bear any relationship to our book value, assets or financial condition or any other established criteria of value and may not be indicative of the market price for our common stock after this offering. The price at which shares of our common stock trade after the completion of this offering may be lower than the price at which the underwriters sell them in this offering.

The market price and trading volume of our common stock may be volatile following this offering.

Even if an active trading market develops for our common stock, the market price of our common stock may be volatile. In addition, the trading volume in our common stock may fluctuate and cause significant price variations to occur. If the market price of our common stock declines, you may be unable to resell your shares at or above the public offering price or at all. We cannot assure you that the market price of our common stock will not fluctuate or decline significantly in the future.

Some of these factors, many of which are beyond our control, could negatively affect the market price of our common stock or result in fluctuations in the price or trading volume of our common stock include:

•	actual or anticipated variations in our quarterly results of operations or distributions;

•	changes in our funds from operations or earnings estimates;

•	publication of research reports about us or the real estate or advertising industries;

•	changes in market interest rates that may cause purchasers of our shares to demand a different yield;

•	changes in market valuations of similar companies;

•	market reaction to any additional debt we may incur in the future;

•	additions or departures of key personnel;

•	actions by institutional stockholders;

•	speculation in the press or investment community about our company or industry or the economy in general;

•	the occurrence of any of the other risk factors presented in this prospectus;

•	legislative, administrative, regulatory or other actions affecting REITs, including positions taken by the IRS; and

•	general market and economic conditions.

Our cash available for distribution to stockholders may not be sufficient to make distributions at expected levels, and we may need to borrow in order to make such distributions; consequently, we may not be able to make such distributions in full.

Distributions that we make will be authorized and determined by our board of directors in its sole discretion out of funds legally available therefor. See “Distribution Policy.” While we anticipate maintaining a relatively stable distribution(s) during each year, the amount, timing and frequency of distributions will be at the sole discretion of the board of directors and will be declared based upon various factors, including, but not limited to: the amount and timing of Purging Distribution(s), future taxable income, limitations contained in debt instruments, debt service requirements, operating cash inflows and outflows including capital expenditures and acquisitions, and limitations on our ability to use cash generated in the TRSs to fund distributions. We may need to increase our borrowings in order to fund our intended distributions.

Future offerings of debt, which would be senior to our common stock upon liquidation, and/or preferred equity securities, which may be senior to our common stock for purposes of distributions or upon liquidation, could adversely affect the market price of our common stock.

In the future, we may attempt to increase our capital resources by making additional offerings of debt or preferred equity securities, including medium-term notes, trust preferred securities, senior or subordinated notes and preferred stock. Upon liquidation, holders of our debt securities and shares of preferred stock and lenders with respect to other borrowings will receive distributions of our available assets prior to the holders of our common stock. Additional equity offerings may dilute the holdings of our existing stockholders or reduce the market price of our common stock, or both. Holders of our common stock are not entitled to preemptive rights or other protections against dilution. Our preferred stock, if issued, could have a preference on liquidating distributions or a preference on distribution payments that could limit our ability to make a distribution to the holders of our common stock. Since our decision to issue securities in any future offering will depend on market conditions and other factors beyond our control, we cannot predict or estimate the amount, timing or nature of our future offerings. Thus, our stockholders bear the risk of our future offerings reducing the market price of our common stock and diluting their stock holdings in us.

If you purchase shares of our common stock in this offering, you will experience immediate and significant dilution in the net tangible book value per share of our common stock.

We expect the initial public offering price of our common stock to be substantially higher than the book value per share of our outstanding common stock immediately after this offering. If you purchase our common stock in this offering, you will incur immediate dilution of approximately $         in the net tangible book value per share of common stock from the price you pay for our common stock in this offering, based on an initial public offering price of $         per share based on the midpoint of the price range set forth on the front cover of this prospectus. See “Dilution” for further discussion of how your ownership interest in us will be immediately diluted.

Increases in market interest rates may cause potential investors to seek higher returns and therefore reduce demand for our common stock and result in a decline in our stock price.

One of the factors that may influence the price of our common stock is the return on our common stock (i.e., the amount of distributions as a percentage of the price of our common stock) relative to market interest rates. An increase in market interest rates, which are currently at low levels relative to historical rates, may lead prospective purchasers of our common stock to expect a return, which we may be unable or choose not to provide. Higher interest rates would likely increase our borrowing costs and potentially decrease the cash available for distribution. Thus, higher market interest rates could cause the market price of our common stock to decline.

The number of shares available for future sale could adversely affect the market price of our common stock.

We cannot predict whether future issuances of shares of our common stock or the availability of shares of our common stock for resale in the open market will decrease the market price per share of our common stock. Sales of a substantial number of shares of our common stock in the public market, or the perception that such sales might occur, could adversely affect the market price of the shares of our common stock. See “—Risks Related to Our Affiliation with CBS—Transfers of our common stock by CBS could adversely affect your rights as a stockholder and cause our stock price to decline.” In addition, after completion of this offering, we intend to register shares of common stock that we have reserved for issuance under our Omnibus Incentive Plan, which we will adopt in connection with this offering as an incentive plan for our management, and once registered they can generally be freely sold in the public market after issuance, assuming any applicable restrictions and vesting requirements are satisfied. In addition, except as described herein, we, CBS and our directors and executive officers have agreed with the underwriters not to offer, sell, contract to sell, pledge or otherwise dispose of any shares of common stock or securities convertible or exchangeable into our common stock for a period of                 , with respect to us and our directors and executive officers, and a period of                 , with respect to CBS, after the completion of this offering; however, these lock-up agreements are subject to numerous exceptions and the representatives of the underwriters may waive these lock-up provisions without notice. If any or all of these holders cause a large number of their shares to be sold in the public market, the sales could reduce the trading price of our common stock and could impede our ability to raise future capital. In addition, the exercise of the underwriters’ over-allotment option or other future issuances of our common stock would be dilutive to existing stockholders.

Our earnings and cash distributions could affect the market price of shares of our common stock.

Shares of our common stock may trade at prices that are higher or lower than the net asset value per share. To the extent that we retain operating cash flow for investment purposes, working capital reserves or other purposes rather than distributing the cash flows to stockholders, these retained funds, while increasing the value of our underlying assets, may negatively impact the market price of our common stock. Our failure to meet market expectations with regard to future earnings and cash distributions could adversely affect the market price of our common stock.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

We make statements in this prospectus that are forward-looking statements within the meaning of the federal securities laws. In particular, statements pertaining to our capital resources, portfolio performance and results of operations contain forward-looking statements. Likewise, our unaudited pro forma condensed combined consolidated financial statements and all of our statements regarding anticipated growth in our funds from operations and anticipated market conditions, demographics and results of operations are forward-looking statements. You can identify forward-looking statements by the use of forward-looking terminology such as “believes,” “expects,” “could,” “may,” “will,” “should,” “seeks,” “likely,” “intends,” “plans,” “pro forma,” “projects,” “estimates” or “anticipates” or the negative of these words and phrases or similar words or phrases that are predictions of or indicate future events or trends and that do not relate solely to historical matters. You can also identify forward-looking statements by discussions of strategy, plans or intentions.

Forward-looking statements involve numerous risks and uncertainties and you should not rely on them as predictions of future events. Forward-looking statements depend on assumptions, data or methods that may be incorrect or imprecise and we may not be able to realize them. We do not guarantee that the transactions and events described will happen as described (or that they will happen at all). The following factors, among others, could cause actual results and future events to differ materially from those set forth or contemplated in the forward-looking statements:

•	Declines in advertising and general economic conditions;

•	Competition;

•	Government regulation;

•	Our inability to increase the number of digital advertising displays in our portfolio;

•	Taxes, fees and registration requirements;

•	Our ability to obtain key municipal concessions on favorable terms;

•	Decreased government compensation for the removal of lawful billboards;

•	Content-based restrictions on outdoor advertising;

•	Environmental, health and safety laws and regulations;

•	Seasonal variations;

•	Our lack of an operating history as an independent public company;

•	Dependence on our management team and advertising executives;

•	The ability of our board of directors to cause us to issue additional shares without stockholder approval;

•	Certain provisions of Maryland law may limit the ability of a third party to acquire control of us;

•	Our rights and the rights of our stockholders to take action against our directors and officers are limited;

•	We may not realize the expected benefits from the Separation of our business from CBS;

•	Future acquisitions and other strategic transactions;

•	Restrictions in the agreements governing our indebtedness;

•	Hedging transactions;

•	Establishing an operating partnership;

•	Asset impairment charges for goodwill;

•	Diverse risks in our international business;

•	We are controlled by CBS and conflicts could arise between CBS and us;

•	Delays in the completion of the Separation or the nonoccurrence of the Separation;

•	Funds for future capital needs;

•	The financial information included in this prospectus may not be a reliable indicator of our future results;

•	Our reliance on “controlled company” exemptions;

•	Transfers of our common stock by CBS;

•	Impairment losses;

•	Legislative, administrative, regulatory or other actions affecting REITs, including positions taken by the IRS;

•	Our failure to qualify, or remain qualified, to be taxed as a REIT;

•	REIT ownership limits;

•	Dividends payable by REITs do not qualify for the reduced tax rates available for some dividends;

•	REIT distribution requirements;

•	Availability of external sources of capital;

•	We may face other tax liabilities that reduce our cash flows;

•	Complying with REIT requirements may cause us to liquidate investments or forgo otherwise attractive opportunities;

•	Our ability to assign certain contracts to a TRS;

•	Our planned use of TRSs may cause us to fail to qualify to be taxed as a REIT;

•	Our ability to hedge effectively;

•	Paying the Purging Distribution(s) and/or taxable dividends in common stock and cash;

•	Failure to meet the REIT income tests as a result of receiving non-qualifying rental income;

•	Even if we qualify to be taxed as a REIT, and we sell assets, we could be subject to tax on any unrealized net built-in gains in the assets held before electing to be treated as a REIT;

•	Our lack of an operating history as a REIT;

•	An active trading market for our common stock may not develop;

•	Volatile market price and trading volumes;

•	Cash availability;

•	Future offerings of debt;

•	Immediate and significant dilution following this offering;

•	Increases in market interest rates;

•	The number of shares available for future sale; and

•	The effect of our earnings and cash distributions on the market price of our common stock.

While forward-looking statements reflect our good-faith beliefs, they are not guarantees of future performance. We disclaim any obligation to publicly update or revise any forward-looking statement to reflect changes in underlying assumptions or factors of new information, data or methods, future events or other changes. For a further discussion of these and other factors that could impact our future results, performance or transactions, see the section entitled “Risk Factors.”

USE OF PROCEEDS

We estimate that we will receive gross proceeds from this offering of $         , or approximately $         if the underwriters exercise their over-allotment option in full, in each case based on the midpoint of the price range set forth on the front cover of this prospectus. After deducting the underwriting discounts and commissions and estimated expenses of this offering, we expect net proceeds from this offering of approximately $        , or approximately $         if the underwriters exercise their over-allotment option in full.

As part of our formation transactions, we will distribute the CBS Note to our parent, an indirect wholly owned subsidiary of CBS, pursuant to which we will owe such subsidiary a principal amount equal to $                . The CBS Note will be payable upon demand and will mature on                         . We intend to use a portion of the combined net proceeds from the Formation Borrowing and from this offering to repay the CBS Note. We intend to use the remaining net proceeds from the Formation Borrowing and from this offering for corporate purposes and ongoing cash needs. See “Formation Transactions.” If CBS completes the Separation by means of the split-off and we elect and qualify to be taxed as a REIT for U.S. federal income tax purposes, we intend to also use a portion of the remaining net proceeds from the Formation Borrowing and this offering to pay the cash component of the Purging Distribution(s). See “The Separation.”

DISTRIBUTION POLICY

For the period commencing with the completion of this offering through the day immediately prior to the effective date of our REIT election, based on our historical operating results, we intend to pay an initial quarterly dividend of $         per share. We intend to maintain our initial quarterly dividend amount until the earlier of twelve months following completion of this offering or the effective date of our REIT election, unless actual results of operations, economic conditions or other factors differ materially from our historical operating results or our current assumptions.

From and after the effective date of our REIT election, we intend to pay regular quarterly distributions to holders of our common stock in an amount not less than 100% of our REIT taxable income (determined before the deduction for dividends paid and excluding any net capital gains). In addition, we anticipate making one or more Purging Distribution(s) consisting of a combination of cash and stock, a substantial portion of which will be in stock, as described in “The Separation.”

U.S. federal income tax law generally requires that a REIT distribute annually at least 90% of its REIT taxable income, without regard to the deduction for dividends paid and excluding net capital gains, and that it pay tax at regular corporate rates to the extent that it annually distributes less than 100% of its taxable income. We expect to make distributions in order to comply with such requirements so as to not be subject to income or excise tax on undistributed REIT taxable income. See “U.S. Federal Income Tax Considerations.”

Distributions that we make will be authorized and determined by our board of directors in its sole discretion out of assets legally available therefor. While we anticipate maintaining a relatively stable distribution(s) during each year, the amount, timing and frequency of distributions will be at the sole discretion of the board of directors and distributions will be declared based upon various factors, including but not limited to: the amount and timing of Purging Distribution(s), future taxable income, limitations contained in debt instruments, debt service requirements, operating cash inflows and outflows including capital expenditures and acquisitions, limitations on our ability to use cash generated in the TRSs to fund distributions and applicable law. We may need to increase our borrowings in order to fund our intended distributions. We expect that, at least initially, our distributions may exceed our net income under GAAP because of noncash expenses included in net income (loss).

For the period commencing with the completion of this offering through the day immediately prior to the effective date of our REIT election, we anticipate that our dividends will generally be treated as “qualified dividends.” Such dividends paid to U.S. stockholders that are individuals, trusts or estates will generally be taxable at the preferential income tax rates (i.e., the 20% maximum U.S. federal rate) for qualified dividends. In addition, subject to the limitations of the Code, corporate stockholders may be eligible for the dividends received deduction with respect to such dividends. If we qualify and elect to be taxed as a REIT, we anticipate that our distributions generally will be taxable as ordinary income to our stockholders, although we may designate a portion of the distributions as qualified dividend income or capital gain or a portion of the distributions may constitute a return of capital. We will furnish annually to each of our stockholders a statement setting forth distributions paid during the preceding year and their characterization as ordinary income, return of capital, qualified dividend income or capital gain. For a more complete discussion of the U.S. federal income tax treatment of distributions to our stockholders, see “U.S. Federal Income Tax Considerations—Taxation of Stockholders—Taxation of Taxable U.S. Stockholders.”

CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization as of March 31, 2013:

•	on a historical basis for our Predecessor;

•	on a pro forma basis for our formation transactions; and

•

on a pro forma basis for (1) our formation transactions, (2) the issuance of                  shares of common stock in this offering at an assumed public offering price of $         per share after deducting the underwriting discount, commissions and offering expenses payable by us and (3) the use of proceeds as described herein in “Use of Proceeds.”

This table should be read in conjunction with “Formation Transactions,” “Use of Proceeds,” “Selected Combined Consolidated Financial Data,” “Unaudited Pro Forma Condensed Combined Consolidated Financial Statements,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our combined consolidated financial statements and notes to our financial statements appearing elsewhere in this prospectus.

The pro forma information below is illustrative only and our capitalization following the completion of this offering will be adjusted based on the actual initial offering price and other terms of this offering determined at pricing.

	As of March 31, 2013
	Historical	Pro Forma for Formation Transactions		Pro Forma for Formation Transactions and Offering
	(Unaudited; in millions)
Cash and cash equivalents(2)	$22.6	$		$

Debt:
CBS Note(1)	$—	$			$—
Long-term debt(2)	—
Revolving credit facility(3)	—		—		—

Total Debt	—

Invested Equity/Stockholders’ Equity:
Common stock, par value $ per share, shares authorized, and shares issued and outstanding(4)	—
Additional paid-in-capital	—
Invested capital	2,927.3		—		—
Accumulated other comprehensive loss	(68.1)		(68.1)		(68.1)

Total Invested Equity/Stockholders’ Equity(1),(4)	2,859.2

Total Capitalization	$2,859.2	$		$

(1)	As part of our formation transactions, we will distribute the CBS Note to our parent, an indirect wholly owned subsidiary of CBS, pursuant to which we will owe such subsidiary a principal amount equal to $ . The CBS Note will be payable upon demand and will mature on . We intend to use a portion of the combined net proceeds from the Formation Borrowing and from this offering to repay the CBS Note. We intend to use the remaining net proceeds from the Formation Borrowing and from this offering for corporate purposes and ongoing cash needs. See “Use of Proceeds.”

(2)	Prior to the completion of this offering, we will incur indebtedness of $ through the Formation Borrowing. We intend to use a portion of the combined net proceeds from the Formation Borrowing and from this offering to repay the CBS Note.

(3)	Prior to the completion of this offering, we will enter into the year $ Revolving Credit Facility with third-party financial institutions. The Revolving Credit Facility will be used for general corporate purposes and ongoing cash needs. We do not expect to have any outstanding borrowings under the Revolving Credit Facility upon completion of this offering.

(4)	The above table includes shares of our common stock outstanding as of , after giving effect to our formation transactions, and excludes shares of common stock reserved for future issuance under the Omnibus Incentive Plan, which we will adopt in connection with this offering as an incentive plan for our management.

DILUTION

Our net tangible book value represents the amount of our total tangible assets less total liabilities. We calculate the net tangible book value per share by dividing the net tangible book value by the number of outstanding shares of our common stock, after giving effect to our formation transactions. As of                 , after giving effect to our formation transactions, our pro forma net tangible book value would have been approximately $         , or approximately $         per share of our total outstanding common stock, based on shares of our common stock outstanding immediately prior to the completion of this offering. After giving effect to the formation transactions and the sale of shares of common stock offered by us at an assumed initial public offering price of $         per share, which is the midpoint of the price range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of                  would have been approximately $        , or $         per share of our total outstanding common stock. This represents an immediate dilution of $         per share to new investors purchasing shares of our common stock in this offering.

Assumed initial public offering price per share	$

Net tangible book value per share as of
Net increase in net tangible book value per share attributable to investors purchasing shares in this offering
Pro forma as adjusted net tangible book value per share after this offering
Dilution in pro forma as adjusted net tangible book value per share to investors in this offering

The foregoing discussion does not give effect to shares of common stock that we will issue if the underwriters exercise their option to purchase additional shares of common stock from us. The foregoing discussion gives effect to the formation transactions.

A change in the assumed initial public offering price of $         per share will not affect our pro forma net tangible book value per share after our initial public offering, assuming that the number of shares of common stock offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting the estimated underwriting discounts and commissions payable by us.

The following table summarizes, as of                 , the differences between the number of shares of our common stock purchased from us, after giving effect to the formation transactions, the total cash consideration paid, and the average price per share paid by our existing stockholders and by our new investors purchasing shares of common stock in this offering at the assumed initial public offering price of the common stock of                  per share, which is the midpoint of the price range on the cover page of this prospectus, before deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us:

	Shares Purchased		Total Consideration		Average Price Per Share
	Number	Amount	Number	Amount
Existing stockholders
New investors
Total		100%		100%

A $1.00 increase (decrease) in the assumed initial public offering price of $         per share would increase (decrease) total consideration paid by new investors by $         million, assuming that the number of shares of common stock offered by us, as set forth on the cover page of this prospectus, remains the same.

After giving effect to the sale of shares in this offering, if the underwriters’ option to purchase additional shares to cover over-allotments is exercised in full, CBS would own approximately 81% and our new investors would own approximately 19% of the total number of shares of our common stock outstanding after this offering.

The above table and discussion include shares of our common stock outstanding as of                 , after giving effect to our formation transactions, and exclude shares of common stock reserved for future issuance under the Omnibus Incentive Plan, which we will adopt in connection with this offering as an incentive plan for our management.

SELECTED COMBINED CONSOLIDATED FINANCIAL DATA

The following table presents our combined consolidated financial data for all the periods presented. The selected historical combined consolidated statements of operations and cash flow data for the three months ended March 31, 2013 and 2012 and the selected historical combined consolidated balance sheet information as of March 31, 2013 have been derived from the unaudited historical combined consolidated financial statements of our Predecessor, included elsewhere in this prospectus. The unaudited historical combined consolidated financial statements have been prepared on the same basis as our audited historical combined consolidated financial statements and in the opinion of our management, reflect all adjustments, consisting of only normal recurring adjustments, necessary for a fair presentation of this information. The results for any interim period are not necessarily indicative of the results that may be expected for a full year. The selected historical combined consolidated statements of operations and cash flow data for the years ended December 31, 2012, 2011 and 2010 and the selected historical combined consolidated balance sheet information as of December 31, 2012 and 2011 have been derived from the audited historical combined consolidated financial statements of our Predecessor, included elsewhere in this prospectus. The selected historical combined consolidated statements of operations and cash flow data for the years ended December 31, 2009 and 2008 and the selected historical combined consolidated balance sheet information as of March 31, 2012 and December 31, 2010, 2009 and 2008 have been derived from the unaudited combined consolidated financial information of our Predecessor, not included in this prospectus.

The selected historical combined consolidated financial information set forth below and the financial statements included elsewhere in this prospectus do not necessarily reflect what our results of operations, financial condition or cash flows would have been if we had operated as a stand-alone company during all periods presented, and, accordingly, such information should not be relied upon as an indicator of our future performance, financial condition or liquidity.

You should read the following information together with “Risk Factors,” “Use of Proceeds,” “Capitalization” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our combined consolidated financial statements and notes thereto included elsewhere in this prospectus.

	Three Months Ended March 31,		Year Ended December 31,
	2013	2012	2012	2011	2010	2009	2008 (a)
(in millions)	(unaudited)					(unaudited)	(unaudited)
Statement of Operations data:
Revenues	$279.2	$285.9	$1,284.6	$1,277.1	$1,214.1	$1,103.5	$1,322.0
Less:
Operating, selling, general and administrative expenses	195.6	207.1	886.6	872.8	873.4	839.2	883.8
Noncash impairment charge	—	—	—	—	—	—	2,304.3
OIBDA	83.6	78.8	398.0	404.3	340.7	264.3	(1,866.1)
Less:
Depreciation	26.0	26.5	105.9	109.0	107.6	114.4	111.2
Amortization	22.9	22.1	90.9	102.9	106.6	104.6	108.1
Operating income (loss)	$34.7	$30.2	$201.2	$192.4	$126.5	$45.3	$(2,085.4)

Provision for income taxes	$(14.9)	$(10.7)	$(89.0)	$(87.8)	$(57.1)	$(20.8)	$(18.8)
Net income (loss)	$19.9	$18.7	$113.4	$107.1	$71.3	$21.9	$(2,097.0)

FFO (b)	$53.0	$62.4	$288.9	$296.9	$260.9	$210.6	$(1,908.9)
Adjusted FFO (b)	$46.5	$56.7	$269.2	$316.3	$284.8	$205.3	$283.2

Balance Sheet data (at period end):
Property and equipment, net	$788.7	$843.1	$807.9	$858.2	$928.4	$982.5	$1,027.6
Total assets	$3,459.8	$3,618.3	$3,464.9	$3,603.0	$3,751.5	$3,826.8	$3,938.0
Current liabilities	$193.5	$191.4	$205.6	$196.7	$203.4	$188.8	$188.4
Total invested equity	$2,859.2	$3,012.9	$2,843.9	$2,990.6	$3,163.3	$3,291.7	$3,440.2

Cash Flow data:
Cash flow provided by operating activities	$9.8	$18.8	$311.3	$342.1	$271.9	$247.5	$378.5
Capital expenditures:
Growth:
Digital	$2.0	$1.8	$27.7	$19.5	$11.1	$12.4	$17.4
Other	2.0	2.6	9.9	10.8	15.7	12.9	12.6
Maintenance	2.0	2.8	16.0	15.3	20.4	25.3	25.1
Total capital expenditures	$6.0	$7.2	$53.6	$45.6	$47.2	$50.6	$55.1

Cash taxes	$1.4	$5.2	$96.5	$50.9	$18.2	$14.4	$55.8

(a)	In 2008, we recorded a noncash impairment charge of $2.30 billion ($2.24 billion, net of tax) to reduce the carrying value of goodwill.

(b)	The following table presents a reconciliation of net income (loss) to FFO and Adjusted FFO. (1)

	Three Months Ended March 31,		Year Ended December 31,
	2013	2012	2012	2011	2010	2009	2008
(in millions)	(unaudited)					(unaudited)	(unaudited)
Net income (loss)(2)	$19.9	$18.7	$113.4	$107.1	$71.3	$21.9	$(2,097.0)
Depreciation of billboard advertising structures	24.2	24.9	98.8	101.3	99.2	98.8	95.6
Amortization of real estate related intangible assets	10.7	10.6	42.5	53.5	57.4	56.8	58.2
Amortization of direct lease acquisition costs	7.8	7.2	31.1	32.1	30.9	30.2	33.7
Net (gain) loss on disposition of billboard advertising structures	(9.8)	.8	2.2	2.0	1.1	2.0	—
Adjustment related to equity based investments	.2	.2	.9	.9	1.0	.9	.6
FFO	53.0	62.4	288.9	296.9	260.9	210.6	(1,908.9)
Noncash impairment charge, net of tax	—	—	—	—	—	—	2,241.4
Adjustment for deferred income taxes	(3.7)	(2.7)	(6.6)	32.8	39.1	10.4	(29.2)
Cash paid for direct lease acquisition costs	(9.4)	(8.3)	(30.9)	(31.8)	(29.4)	(31.8)	(35.3)
Maintenance capital expenditures	(2.0)	(2.8)	(16.0)	(15.3)	(20.4)	(25.3)	(25.1)
Other depreciation	1.8	1.6	7.1	7.7	8.4	15.6	15.6
Other amortization	4.4	4.3	17.3	17.3	18.3	17.6	16.2
Stock-based compensation expense	1.6	1.3	5.7	5.0	4.3	4.8	6.4
Noncash effect of straight-line rent	.2	.3	1.2	1.0	.8	1.0	.6
Accretion expense	.6	.6	2.5	2.7	2.8	2.4	1.5
Adjusted FFO	$46.5	$56.7	$269.2	$316.3	$284.8	$205.3	$283.2

(1)	We calculate FFO in accordance with the definition established by NAREIT. FFO reflects net income (loss) adjusted to exclude gains and losses from the sale of real estate assets, depreciation and amortization of real estate assets and amortization of direct lease acquisition costs, as well as the same adjustments for our equity based investments, as applicable. We calculate Adjusted FFO as FFO adjusted to include cash paid for direct lease acquisition costs as such costs are generally amortized over a period ranging from four weeks to one year and therefore are incurred on a regular basis. We also adjust FFO to include cash paid for maintenance capital expenditures since these are routine uses of cash that are necessary for our operations. In addition, Adjusted FFO is adjusted to exclude certain noncash items, including impairment charges, non-real estate depreciation and amortization, deferred income taxes, stock-based compensation expense, accretion expense and the noncash effect of straight-line rent. We believe that adjusting for these items provides a better measure of our cash generation and dividend paying capacity.

We believe the presentations of FFO and Adjusted FFO, as supplemental measures, are useful in evaluating our business because they provide analysts and investors with an important perspective on our operating performance and cash available for funding operations, servicing debt and paying dividends. We believe these measures also make it easier to compare our results to those of other REITs. As FFO and Adjusted FFO are not measures calculated in accordance with GAAP, they should not be considered in isolation of, or as a substitute for, either net cash flow provided by (used for) operating activities as a measure of liquidity or net income (loss) as a measure of operating performance. Additionally, these measures are not necessarily indicative of funds available for our cash needs. FFO, as we calculate it, although consistent with the NAREIT definition, may not be comparable to similarly titled measures of other REITs given the nature of our operations.

(2)	Our net income (loss) reflects our current tax status as a regular domestic C corporation for U.S. federal income tax purposes. If we qualify and elect to be taxed as a REIT, our tax expense in future periods is expected to be substantially lower than it has been historically. Historically, we incurred tax expense of $89.0 million in 2012, $87.8 million in 2011, $57.1 million in 2010, $20.8 million in 2009 and $18.8 million in 2008 and our assumed cash taxes paid during these periods were $96.5 million in 2012, $50.9 million in 2011, $18.2 million in 2010, $14.4 million in 2009 and $55.8 million in 2008.

UNAUDITED PRO FORMA CONDENSED COMBINED CONSOLIDATED FINANCIAL STATEMENTS

Prior to the completion of this offering, we are an indirect wholly owned subsidiary of CBS. We are offering              shares of our common stock in this offering, and upon the completion of this offering, CBS indirectly will own approximately     % of our outstanding common stock, or approximately 81% if the underwriters exercise their over-allotment option in full, and we will continue to be controlled by CBS.

The following unaudited pro forma condensed combined consolidated statements of operations and balance sheet, as well as the calculations of pro forma funds from operations and adjusted funds from operations have been adjusted to reflect the distribution of the CBS Note and the incurrence of indebtedness through the Formation Borrowings as described under “Formation Transactions,” the sale of the common stock offered hereby, the receipt of the estimated net proceeds from this offering, after deducting the underwriting discount and other estimated offering expenses payable by us, and the use of the estimated net proceeds both from this offering as well as from the Formation Borrowings, as described under “Use of Proceeds” (the “offering and related events”). The unaudited pro forma condensed combined consolidated balance sheet as of March 31, 2013 is presented as if this offering and related events had occurred at March 31, 2013. The unaudited pro forma condensed combined consolidated statements of operations for the three months ended March 31, 2013 and the year ended December 31, 2012 and the calculations of unaudited pro forma funds from operations and adjusted funds from operations for the three months ended March 31, 2013 and the year ended December 31, 2012 are presented as if this offering and related events had occurred at the beginning of each period presented. No pro forma adjustments have been made with regard to the disposition of the remaining shares of common stock to be held by CBS after the completion of this offering or the intended REIT election after the Separation. See “The Separation.” The unaudited pro forma condensed combined consolidated financial statements also do not reflect additional expenditures we will incur to operate as a stand-alone public company.

The unaudited pro forma condensed combined consolidated financial statements are based upon our Predecessor’s historical financial statements for each period presented. In the opinion of management, all adjustments and/or disclosures necessary for a fair statement of the pro forma data have been made. These unaudited pro forma condensed combined consolidated financial statements are presented for illustrative purposes only and do not necessarily reflect what our results of operations and financial condition would have been if we had operated as a stand-alone company during all periods presented, and, accordingly, such information should not be relied upon as an indicator of our future performance, financial condition or liquidity.

These unaudited pro forma condensed combined consolidated financial statements and the notes thereto should be read together with the following, which are included elsewhere in this prospectus:

(a)	Our unaudited interim combined consolidated financial statements and the notes thereto as of and for the three months ended March 31, 2013.

(b)	Our audited combined consolidated financial statements and the notes thereto as of and for the year ended December 31, 2012.

(c)	The section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

UNAUDITED PRO FORMA CONDENSED COMBINED CONSOLIDATED BALANCE SHEET

AT MARCH 31, 2013

(In millions, except per share amounts)

	Historical	Pro Forma Adjustments			Pro Forma
Assets
Current assets:
Cash and cash equivalents	$22.6			$(1)(2)	$
Receivables, net	148.4		—			148.4
Prepaid expenses and other current assets	169.2		—			169.2
Total current assets	340.2
Property and equipment, net	788.7		—			788.7
Goodwill	1,878.1		—			1,878.1
Intangible assets	409.4		—			409.4
Other assets	43.4		—			43.4
Total assets	3,459.8
Liabilities and Invested Equity
Current liabilities:
Accounts payable and other current liabilities	193.5		—			193.5
CBS Note	—			(1)		—
			( )	(1)
Current portion of long-term debt	—			(1)
Total current liabilities	193.5
Long-term debt	—			(1)
Deferred income tax liabilities, net	305.0			(4)
Other liabilities	102.1		—			102.1

Invested equity/stockholders’ equity:
Invested capital	2,927.3		(2,927.3)	(2)		—
Common stock, par value $ per share; shares authorized; shares issued and outstanding on a pro forma basis	—			(2)
Additional paid-in-capital	—			(2)
Accumulated other comprehensive loss	(68.1)		—			(68.1)
Total invested equity/stockholders’ equity	2,859.2
Total liabilities and invested equity/stockholders’ equity	$3,459.8	$			$

The accompanying notes are an integral part of these

unaudited pro forma condensed combined consolidated financial statements.

UNAUDITED PRO FORMA CONDENSED COMBINED CONSOLIDATED STATEMENT OF OPERATIONS

THREE MONTHS ENDED MARCH 31, 2013

(In millions, except per share amounts)

	Historical	Pro Forma Adjustments			Pro Forma
Revenues	$279.2		$—			$279.2

Operating expenses	162.2		—			162.2
Selling, general and administrative expenses	43.2		—	(5)		43.2
Net gain on dispositions	(9.8)		—			(9.8)
Depreciation	26.0		—			26.0
Amortization	22.9		—			22.9
Operating income	34.7		—			34.7

Interest expense	—			(3)
Other expense, net	(.2)		—			(.2)
Income before income taxes and equity in earnings of investee companies	34.5

Provision for income taxes	(14.9)			(4)
Equity in earnings of investee companies, net of tax	.3		—			.3
Net income	$19.9	$			$

Net income per common share:
Basic	$—			$(2)	$
Diluted	$—			$(2)	$

Weighted average number of common shares outstanding:
Basic	—			(2)
Diluted	—			(2)

The accompanying notes are an integral part of these

unaudited pro forma condensed combined consolidated financial statements.

UNAUDITED PRO FORMA CONDENSED COMBINED CONSOLIDATED STATEMENT OF OPERATIONS

YEAR ENDED DECEMBER 31, 2012

(In millions, except per share amounts)

	Historical	Pro Forma Adjustments			Pro Forma
Revenues	$1,284.6		$—			$1,284.6

Operating expenses	700.1		—			700.1
Selling, general and administrative expenses	184.0		—	(5)		184.0
Restructuring charges	2.5		—			2.5
Depreciation	105.9		—			105.9
Amortization	90.9		—			90.9
Operating income	201.2		—			201.2

Interest expense	—			(3)
Other income (expense), net	(1.0)					(1.0)
Income before income taxes and equity in earnings of investee companies	200.2

Provision for income taxes	(89.0)			(4)
Equity in earnings of investee companies, net of tax	2.2		—			2.2
Net income	$113.4	$			$

Net income per common share:
Basic	$—			$(2)	$
Diluted	$—			$(2)	$

Weighted average number of common shares outstanding:
Basic	—			(2)
Diluted	—			(2)

The accompanying notes are an integral part of these

unaudited pro forma condensed combined consolidated financial statements.

NOTES TO THE UNAUDITED PRO FORMA CONDENSED

COMBINED CONSOLIDATED FINANCIAL STATEMENTS

(Tabular dollars in millions)

1)	FORMATION TRANSACTIONS

As part of our formation transactions (see “Formation Transactions”), we will distribute the CBS Note to our parent, an indirect wholly owned subsidiary of CBS, pursuant to which we will owe such subsidiary a principal amount equal to $             . The CBS Note will be payable upon demand and will mature on                      . We intend to use a portion of the combined net proceeds from the Formation Borrowing and from this offering to repay the CBS Note. See “Use of Proceeds.”

In addition to the CBS Note and the Formation Borrowing, prior to the completion of this offering we will enter into the              year $         Revolving Credit Facility with third-party financial institutions, which will expire on                     . The Revolving Credit Facility will be used for general corporate purposes and ongoing cash needs. We do not expect to have any outstanding borrowings under the Revolving Credit Facility upon completion of this offering.

2)	SHARE ISSUANCE AND USE OF OFFERING PROCEEDS

We expect to issue approximately              shares of common stock in connection with this offering. Upon completion of this offering, CBS indirectly will own approximately             % of our outstanding common stock or approximately 81% if the underwriters exercise their over-allotment in full.

We intend to use a portion of the combined net proceeds from the Formation Borrowing and from this offering to repay the CBS Note. We intend to use the remaining net proceeds from the Formation Borrowing and from this offering for corporate purposes and ongoing cash needs. See “Use of Proceeds.”

3)	INTEREST EXPENSE

The adjustments to interest expense reflect interest expense and the amortization of deferred financing costs on the Formation Borrowing. The estimate of additional interest expense for the three months ended March 31, 2013 and the year ended December 31, 2012 is presented as if the borrowings occurred on January 1, 2013 and January 1, 2012, respectively. The amortization of deferred financing costs for the three months ended March 31, 2013 and the year ended December 31, 2012 is presented as if the financing costs were incurred on January 1, 2013 and January 1, 2012, respectively, and amortized over the term of the financings using the effective interest method. The following table presents pro forma interest expense and amortization of deferred financing costs.

	Three Months Ended March 31, 2013	Year Ended December 31, 2012
Interest expense	$	$
Deferred financing costs
Pro forma adjustment to interest expense	$	$

An increase of 1% in the interest rate on the variable-rate portion of the debt would have increased interest expense by approximately $         million and $         million for the three months ended March 31, 2013 and the year ended December 31, 2012, respectively.

4)	PROVISION FOR INCOME TAX

Adjustments to the provision for income taxes on the unaudited pro forma condensed combined consolidated statements of operations are calculated at blended statutory tax rates of     % and     % for the three months ended March 31, 2013 and the year ended December 31, 2012, respectively.

The provision for income taxes presented on the unaudited pro forma condensed combined consolidated statements of operations reflects our current tax status as a regular domestic C corporation for U.S. federal income tax purposes. From and after the effective date of our REIT election, we intend to pay regular quarterly distributions to holders of our common stock in an amount not less than 100% of our REIT taxable income (determined before the deduction for dividends paid and excluding any net capital gains). If we qualify and elect to be taxed as a REIT, our income tax provision will be substantially lower than it has been historically. This has not been reflected in the accompanying Unaudited Pro Forma Condensed Combined Consolidated Financial Statements.

5)	OTHER

Our Predecessor’s historical combined consolidated financial statements have been presented on a “carve-out” basis from CBS’s consolidated financial statements based on the historical results of operations, assets and liabilities attributable to CBS’s Outdoor Americas operating segment. CBS provides us with certain services such as insurance and support for technology systems and also provides benefits to our employees, including certain postemployment benefits, medical, dental, life and disability insurance, and offers participation in a 401(k) savings plan. Charges for these services and benefits are reflected in the historical combined consolidated financial statements based on the specific identification of costs, assets and liabilities. Our historical combined consolidated financial statements also include allocations of centralized corporate expenses from CBS, such as tax, internal audit, cash management and other expenses. These expenses were allocated based on the relative benefit we received as compared to other CBS operating entities for such services provided, or other factors such as headcount. We believe that the assumptions and estimates used to allocate these expenses are reasonable. However, our expenses as a stand-alone company may be different from those reflected in the historical Combined Consolidated Statements of Operations.

We intend to enter into transition services agreements with CBS prior to completing this offering to cover substantially all of the services CBS currently provides to us. See “Certain Relationships and Related-Person Transactions.” We currently expect to incur additional costs of approximately $             million on an annual basis to cover the services currently provided by CBS as well as additional public company expenses that did not apply to us historically. These additional costs are not reflected in the accompanying Unaudited Pro Forma Condensed Combined Consolidated Financial Statements. Actual results may differ from these estimates.

6)	PRO FORMA FFO AND ADJUSTED FFO

The following tables present FFO and Adjusted FFO on a historical basis for our Predecessor and on a pro forma basis to adjust net income to reflect interest expense from the Formation Borrowing and the related adjustment to the provision for income taxes, as described in footnotes 3 and 4 to the Unaudited Pro Forma Condensed Combined Consolidated Financial Statements, respectively.

We believe the presentations of FFO and Adjusted FFO, as supplemental measures, are useful in evaluating our business because they provide analysts and investors with an important perspective on our operating performance and cash available for funding operations, servicing debt and paying dividends. We believe these measures also make it easier to compare our results to those of other REITs. As FFO and Adjusted FFO are not measures calculated in accordance with GAAP, they should not be considered in isolation of, or as a substitute for, either net cash flow provided by (used for) operating activities as a measure of liquidity or net income (loss) as a measure of operating performance. Additionally, these measures are not necessarily indicative of funds available for our cash needs. FFO, as we calculate it, although consistent with the NAREIT definition, may not be comparable to similarly titled measures of other REITs given the nature of our operations.

Three Months Ended March 31, 2013	Historical	Pro Forma Adjustments			Pro Forma
Net income	$19.9			$(3)(4)	$
Depreciation of billboard advertising structures	24.2		—			24.2
Amortization of real estate related intangible assets	10.7		—			10.7
Amortization of direct lease acquisition costs	7.8		—			7.8
Net gain on disposition of billboard advertising structures	(9.8)		—			(9.8)
Adjustment related to equity based investments	.2		—			.2
FFO*	53.0
Adjustment for deferred income taxes	(3.7)			(4)
Cash paid for direct lease acquisition costs	(9.4)		—			(9.4)
Maintenance capital expenditures	(2.0)		—			(2.0)
Other depreciation	1.8		—			1.8
Other amortization	4.4		—			4.4
Amortization of deferred financing costs	—			(3)
Stock-based compensation expense	1.6		—			1.6
Noncash effect of straight-line rent	.2		—			.2
Accretion expense	.6		—			.6
Adjusted FFO*	$46.5	$			$

Year Ended December 31, 2012	Historical	Pro Forma Adjustments			Pro Forma
Net income	$113.4			$(3)(4)	$
Depreciation of billboard advertising structures	98.8		—			98.8
Amortization of real estate related intangible assets	42.5		—			42.5
Amortization of direct lease acquisition costs	31.1		—			31.1
Net loss on disposition of billboard advertising structures	2.2		—			2.2
Adjustment related to equity based investments	.9		—			.9
FFO*	288.9
Adjustment for deferred income taxes	(6.6)			(4)
Cash paid for direct lease acquisition costs	(30.9)		—			(30.9)
Maintenance capital expenditures	(16.0)		—			(16.0)
Other depreciation	7.1		—			7.1
Other amortization	17.3		—			17.3
Amortization of deferred financing costs	—			(3)
Stock-based compensation expense	5.7		—			5.7
Noncash effect of straight-line rent	1.2		—			1.2
Accretion expense	2.5		—			2.5
Adjusted FFO*	$269.2	$			$

*	We calculate FFO in accordance with the definition established by NAREIT. FFO reflects net income (loss) adjusted to exclude gains and losses from the sale of real estate assets, depreciation and amortization of real estate assets and amortization of direct lease acquisition costs, as well as the same adjustments for our equity based investments, as applicable. We calculate Adjusted FFO as FFO adjusted to include cash paid for direct lease acquisition costs as such costs are generally amortized over a period ranging from four weeks to one year and therefore are incurred on a regular basis. We also adjust FFO to include cash paid for maintenance capital expenditures since these are routine uses of cash that are necessary for our operations. In addition, Adjusted FFO is adjusted to exclude certain noncash items, including non-real estate depreciation and amortization, deferred income taxes, stock-based compensation expense, accretion expense and the noncash effect of straight-line rent. We believe that adjusting for these items provides a better measure of our cash generation and dividend paying capacity.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

(Tabular dollars in millions)

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with “Selected Combined Consolidated Financial Data,” “Business and Properties” and our historical combined consolidated and unaudited pro forma condensed combined consolidated financial statements and the related notes included elsewhere in this prospectus. This discussion contains forward-looking statements that involve numerous risks and uncertainties. The forward-looking statements are subject to a number of important factors, including those factors discussed under “Risk Factors” and “Special Note Regarding Forward-Looking Statements,” that could cause our actual results to differ materially from the results described herein or implied by such forward-looking statements.

The combined consolidated financial statements included in this prospectus reflect the historical financial position, results of operations and cash flows of our Predecessor for all periods presented. Our Predecessor’s historical financial statements have been presented on a “carve-out” basis from CBS’s consolidated financial statements using the historical results of operations, cash flows, assets and liabilities attributable to CBS’s Outdoor Americas operating segment and include allocations of expenses from CBS. These allocations reflect significant assumptions, and the financial statements do not fully reflect what our Predecessor’s financial position, results of operations or cash flows would have been had our Predecessor been a stand-alone company during the periods presented. As a result, historical financial information is not necessarily indicative of our future results of operations, financial position or cash flows. See “Risk Factors—Risks Related to Our Affiliation with CBS—The historical and pro forma financial information that we have included in this prospectus may not be representative of the results we would have achieved as a stand-alone public company and may not be a reliable indicator of our future results.”

We have set forth below a discussion of the historical operations of our Predecessor. Any reference to “our,” “we,” and “us” in this discussion and analysis refers to our Predecessor. The effects of the formation transactions and this offering are reflected in the unaudited pro forma condensed combined consolidated financial statements included elsewhere in this prospectus.

Overview

We are one of the largest lessors of advertising displays on out-of-home advertising structures and sites in the United States, Canada and Latin America. Our portfolio primarily consists of billboard displays, which are predominantly located in densely populated major metropolitan areas and along high-traffic expressways and major commuting routes. In addition, we have a number of exclusive multiyear contracts to operate advertising displays in municipal transit systems where our customers are able to reach millions of commuters on a daily basis. We have displays in all of the 25 largest markets in the United States, including in some of the most heavily trafficked locations, such as the Bay Bridge in San Francisco, Sunset Boulevard in Los Angeles and Grand Central Station and Times Square in New York City. We believe that the location of many of our displays is a strategic advantage relative to other forms of advertising. As of March 31, 2013, we had approximately 332,600 displays in the United States and approximately 27,900 displays across Canada and Latin America. The breadth of our portfolio provides our customers with a multitude of options to serve their varied marketing needs—for example, they can reach a large audience through national, brand-building campaigns (which Apple uses to market its iPhone and iPad products) or advertise by way of localized, action-inducing messages (which McDonald’s employs to make drivers aware of its nearby restaurants). For the three months ended March 31, 2013, we generated revenues, OIBDA and operating income of $279.2 million, $83.6 million and $34.7 million, respectively. For the year ended December 31, 2012, we generated revenues, OIBDA and operating income of $1.28 billion, $398.0 million and $201.2 million, respectively.

We believe that out-of-home advertising is an attractive form of advertising as our displays are “always on” and cannot be turned off, skipped or fast-forwarded, and that it provides our customers with a differentiated advertising solution at an attractive price point relative to other forms of advertising. In addition to leasing displays, we provide other value-added services to our customers, such as pre-campaign category research, creative design support and post-campaign tracking and analytics. Our large portfolio of displays and geographic reach allow us to serve a broad range of customers that includes consumer-focused companies in the entertainment, retail, healthcare, telecom, restaurant, financial services, travel and leisure and automotive industries. During the twelve months ended March 31, 2013, we served approximately 19,400 customers in the United States, including large, national companies such as Anheuser-Busch, Apple, AT&T, Diageo, Disney, McDonald’s, Sony and Verizon, as well as regional and local companies. As a result of our diverse base of customers, in the United States, no single industry contributed more than 11.0% of our revenues and no single customer contributed more than 1.7% of our revenues during the twelve months ended March 31, 2013.

As of March 31, 2013, we had approximately 300 digital billboard displays in the United States. The majority of our digital billboard displays have been converted from traditional static billboard displays. Increasing the number of digital billboard displays in our most heavily trafficked locations is an important element of our organic growth strategy. Digital billboard displays have the potential to attract additional business from both new and existing customers. We believe that digital billboard displays are attractive to our customers because they allow for the development of richer and more visually engaging messages and provide our customers with the flexibility both to target audiences by time of day and to quickly launch new advertising campaigns. In addition, digital billboard displays enable us to run multiple advertisements on each display (up to eight per minute). As a result, digital billboard displays generate approximately three to four times more revenue per display on average than traditional static billboard displays, and digital billboard displays generate higher profits than traditional static billboard displays. As the costs to convert traditional static billboard displays to digital billboard displays have declined, we have accelerated our conversion efforts, adding approximately 70 digital billboard displays in 2011 and 110 digital billboard displays in 2012 for a total investment of $47.2 million.

We generally own the physical billboard structures on which we display advertising copy for our customers, hold the legal permits to display advertising thereon and lease the underlying sites. These lease agreements have terms varying between one month and multiple years, and usually provide renewal options. A significant number of our billboard structures, referred to as “legal nonconforming” billboards, were legally constructed under laws in effect at the time they were built, but could not be constructed under current laws. These structures are often located in areas where it is difficult or not permitted to build additional billboards under current laws, which enhances the value of our portfolio.

We manage our business through the following two segments:

United States.  As of March 31, 2013, we had approximately 332,600 advertising displays in the United States, consisting of approximately 45,800 billboard displays and 286,800 transit and other displays, including the largest number of advertising displays of any out-of-home advertising company operating in the 25 largest markets in the United States. For the twelve months ended March 31, 2013, our United States segment generated 20% of its revenues in the New York City metropolitan area and 12% in the Los Angeles metropolitan area. For the three months ended March 31, 2013, our United States segment generated $245.2 million of revenues and $90.0 million of Segment OIBDA. For the year ended December 31, 2012, our United States segment generated $1.10 billion of revenues and $383.8 million of Segment OIBDA.

International.  Our International segment includes our operations in Canada and Latin America, including Mexico, Argentina, Brazil, Chile and Uruguay. We are the second largest out-of-home advertising company in Canada by revenue and one of the largest out-of-home advertising companies with significant scale across the countries in which we operate in Latin America. As of March 31, 2013, we had approximately 27,900 advertising displays in our International segment, consisting of approximately 14,200 billboard displays and 13,700 transit and other displays, including approximately 15,600 advertising displays in Canada. For the three months ended March 31, 2013, our International segment generated $34.0 million of revenues and $.5 million of Segment OIBDA. For the year ended December 31, 2012, our International segment generated $186.0 million of revenues and $29.9 million of Segment OIBDA.

The following table sets forth our results of operations.

	Three Months Ended March 31,		Year Ended December 31,
	2013	2012	2012	2011	2010
	(Unaudited)

Revenues:
Billboard	$205.3	$205.4	$913.6	$894.2	$852.9
Transit and other	73.9	80.5	371.0	382.9	361.2
Total revenues	279.2	285.9	1,284.6	1,277.1	1,214.1
Expenses:
Operating	162.2	162.9	700.1	689.4	687.0
Selling, general and administrative	43.2	43.4	184.0	180.4	182.5
Restructuring charges	—	—	2.5	3.0	3.9
Net (gain) loss on dispositions	(9.8)	.8	—	—	—
Depreciation	26.0	26.5	105.9	109.0	107.6
Amortization	22.9	22.1	90.9	102.9	106.6
Total expenses	244.5	255.7	1,083.4	1,084.7	1,087.6
Operating income	34.7	30.2	201.2	192.4	126.5
Other income (expense), net	(.2)	(1.1)	(1.0)	.8	.1
Income before income taxes and equity in earnings of investee companies	34.5	29.1	200.2	193.2	126.6
Provision for income taxes	(14.9)	(10.7)	(89.0)	(87.8)	(57.1)
Equity in earnings of investee companies, net of tax	.3	.3	2.2	1.7	1.8
Net income	$19.9	$18.7	$113.4	$107.1	$71.3

Revenues.

We derive revenues primarily from providing advertising space to customers on our advertising structures and sites. Our contracts with customers generally cover periods ranging from four weeks to one year. Revenues from billboard displays are recognized as rental income on a straight-line basis over the contract term. Transit and other revenues are recognized as earned, which is typically ratably over the contract period. For space provided to advertisers through the use of an advertising agency whose commission is calculated based on a stated percentage of gross advertising spending, our revenues are reported net of agency commissions.

Expenses.

Operating Expenses.  Our major categories of operating expenses are as follows:

Billboard property lease expenses.  These expenses reflect the cost of leasing the real property on which our billboards are mounted. These lease agreements have terms varying between one month and multiple years, and usually provide renewal options. Rental expenses are comprised of a fixed monthly amount and under certain agreements also include contingent rent based on the revenues we generate from the leased site. Property leases are generally paid in advance for periods ranging from one to twelve months. The fixed rent is expensed evenly over the contract term and the contingent rent is expensed as it becomes probable, which is consistent with when the related revenues are recognized.

Transit franchise expenses.  These expenses reflect costs charged by municipalities and transit operators under transit advertising contracts and are generally calculated based on a percentage of the revenues we generate under the contract, with a minimum guarantee. The costs that are determined based on a percentage of revenues are expensed as incurred when the related revenues are recognized, and the minimum guarantee is expensed over the contract term.

Posting, maintenance and other site-related expenses.  These expenses primarily reflect costs associated with posting and rotation, materials, repairs and maintenance, utilities and property taxes.

Selling, General and Administrative Expenses.  Our selling, general and administrative (“SG&A”) expenses include selling costs, employee compensation and other costs for back office support.

Depreciation.  Our depreciation primarily relates to our advertising structures which are depreciated over the shorter of the contract term or useful life. Depreciation also relates to furniture, equipment, buildings and improvements.

Amortization.  Our intangible assets subject to amortization are primarily comprised of acquired permits and leasehold agreements and franchise agreements which grant us the right to operate out-of-home advertising structures in specified locations and the right to provide advertising space on railroad and municipal transit properties. Amortization also includes the amortization of direct lease acquisition costs which are variable commissions directly associated with billboard revenues. These costs are amortized on a straight-line basis over the related customer lease term, which generally ranges from four weeks to one year.

Analysis of Interim Results of Operations

Three Months Ended March 31, 2013 vs. Three Months Ended March 31, 2012

Revenues.  For the three months ended March 31, 2013, total revenues decreased $6.7 million, or 2%, to $279.2 million from $285.9 million for the same prior-year period. On a comparable basis, excluding the impact of new billboards and transit agreements, as well as divested billboards and the nonrenewal of transit agreements (“comparable revenues”), revenues decreased 1%.

Total billboard revenues decreased slightly to $205.3 million from $205.4 million for the same prior-year period as growth in revenues attributable to increased digital billboard displays was more than offset by a decline in International billboard revenues. Revenues attributable to digital billboard displays during the first quarter of 2013 increased $2.7 million compared with revenues on the same billboard displays (whether static or digital) for the comparable prior-year period, principally due to an increase in the number of digital billboard displays, which were mainly converted from traditional static billboard displays. The total number of digital billboard displays increased to approximately 300 at March 31, 2013 compared to approximately 200 at March 31, 2012. Revenues from digital billboard displays were $15.0 million for the three months ended March 31, 2013 and $11.5 million for the same prior-year period.

For the three months ended March 31, 2013, total transit and other revenues decreased $6.6 million, or 8%, to $73.9 million from $80.5 million for the same prior-year period driven by lower advertising spending by motion picture studios and a decrease of $1.7 million attributable to the nonrenewal of several low-margin and unprofitable transit agreements.

The following table presents a reconciliation of comparable revenues to total reported revenues for the three months ended March 31, 2013 and 2012. Comparable revenues is adjusted to exclude revenues attributable to any billboards or transit agreements which were not in place for both periods in their entirety, as a result of acquisitions, new agreements, divestitures, and nonrenewals (“noncomparable revenues”). We believe that adjusting revenues to exclude these items enables users of the financial statements to evaluate our performance on the same basis for both periods presented.

	Three Months Ended March 31,
	2013	2012
Comparable revenues	$277.4	$281.5
Noncomparable revenues	1.8	4.4
Total revenues	$279.2	$285.9

Operating Expenses.  For the three months ended March 31, 2013, operating expenses decreased $.7 million to $162.2 million from $162.9 million for the same prior-year period.

The table below presents our operating expenses by type.

	Three Months Ended March 31,
	2013	Percentage of Total	2012	Percentage of Total	Increase/(Decrease) 2013 vs. 2012
Billboard property lease	$71.9	44%	$67.6	41%	$4.3	6%
Transit franchise	42.5	26	45.2	28	(2.7)	(6)
Posting, maintenance and other site-related	45.6	28	47.6	29	(2.0)	(4)
Other	2.2	2	2.5	2	(.3)	(12)
Total operating expenses	$162.2	100%	$162.9	100%	$(.7)	—%

Billboard property lease expenses increased $4.3 million, or 6%, to $71.9 million for the three months ended March 31, 2013 from $67.6 million for the same prior-year period, principally due to higher contractual rent from lease renewals and higher contingent rent expenses associated with increased revenues from digital billboard displays.

Transit franchise expenses decreased $2.7 million, or 6%, to $42.5 million for the three months ended March 31, 2013 from $45.2 million for the same prior-year period, principally driven by the nonrenewal of several low margin and unprofitable transit agreements and lower revenue-sharing expenses associated with the decrease in transit and other revenues. Transit franchise expenses for the full year will fluctuate mainly as a result of revenue-sharing expenses based on a percentage of transit revenues.

Posting, maintenance and other site-related expenses decreased $2.0 million, or 4%, to $45.6 million for the three months ended March 31, 2013 from $47.6 million for the same prior-year period, principally due to lower direct costs for compensation and benefits.

Selling, General and Administrative Expenses.  For the three months ended March 31, 2013, SG&A expenses decreased $.2 million to $43.2 million from $43.4 million for the same prior-year period, primarily reflecting a reduction in bad debt expense driven by our improved collection rates resulting from improved economic conditions and the timing of expenses related to employee benefits due to better than anticipated expenditures for medical coverage, which was offset by professional fees associated with matters related to our election and qualification to be taxed as a REIT. SG&A expenses as a percentage of revenues were 15% for both the three months ended March 31, 2013 and 2012.

Net (Gain) Loss on Dispositions.  During the first quarter of 2013, in line with our strategy of investing in large metropolitan markets, we disposed of our outdoor billboards in Salt Lake City in exchange for outdoor billboards in New Jersey. For the three months ended March 31, 2013, we recorded a gain of $9.9 million associated with this exchange.

Depreciation.  For the three months ended March 31, 2013, depreciation decreased $.5 million, or 2%, to $26.0 million from $26.5 million for the same prior-year period.

Amortization.  Amortization was $22.9 million and $22.1 million for the three months ended March 31, 2013 and 2012, respectively, which included the amortization of direct lease acquisition costs of $7.8 million and $7.2 million, respectively.

Other Income (Expense), Net.  For both periods presented “Other income (expense), net” principally reflects foreign exchange losses.

Provision for Income Taxes.  Our income tax provisions as presented herein are calculated on a separate tax return basis, even though our U.S. operating results are included in the consolidated federal, and certain state and local income tax returns of CBS. CBS manages its tax position for the benefit of the entire portfolio of its businesses and, as such, the assumptions, methodologies and calculations made for purposes of determining our tax provision and related tax accounts in the combined consolidated financial statements herein may differ from those made by CBS and, in addition, are not necessarily reflective of the tax strategies that we would have followed as a separate stand-alone company.

The provision for income taxes represents federal, state and local, and foreign income taxes on income before taxes and equity in earnings of investee companies. The provision for income taxes was $14.9 million and $10.7 million for the three months ended March 31, 2013 and 2012, respectively, reflecting an effective income tax rate of 43.2% and 36.8%, respectively. The increase in the tax rate in the first quarter of 2013 was driven by higher state taxes, including the reversal of audit reserves in 2012, as well as higher taxes in Canada and Mexico in 2013.

Equity in Earnings of Investee Companies, Net of Tax.  Equity in earnings of investee companies, net of tax of $.3 million for both the three months ended March 31, 2013 and 2012, reflects our share of the operating results of our 50% owned joint ventures, which consists of two out-of-home advertising companies that operate transit shelters in Los Angeles and Vancouver, BC.

Net Income.  For the three months ended March 31, 2013, net income increased $1.2 million, or 6%, to $19.9 million from $18.7 million for the same prior-year period, mainly driven by the gain from the disposition of billboards, partially offset by the decline in revenues.

Segment Results of Operations—For the Three Months Ended March 31, 2013 and 2012

The following tables present our revenues, Segment OIBDA, operating income (loss) and depreciation and amortization by segment, for each of the three months ended March 31, 2013 and 2012. We present Segment OIBDA as the primary measure of profit and loss for our operating segments in accordance with Financial Accounting Standards Board (“FASB”) guidance for segment reporting. We believe the presentation of Segment OIBDA is relevant and useful for users of our financial statements because it allows the users to view segment performance in a manner similar to the primary method used by our management and enhances their ability to understand our operating performance.

	Three Months Ended March 31,
	2013	2012
Revenues:
United States	$245.2	$244.6
International	34.0	41.3
Total revenues	$279.2	$285.9

	Three Months Ended March 31,
	2013	2012
Segment OIBDA:
United States	$90.0	$76.1
International	.5	5.7
Total Segment OIBDA	90.5	81.8
Corporate	(6.9)	(3.0)
Depreciation	(26.0)	(26.5)
Amortization	(22.9)	(22.1)
Operating income	34.7	30.2
Other expense, net	(.2)	(1.1)
Income before income taxes and equity in earnings of investee companies	34.5	29.1
Provision for income taxes	(14.9)	(10.7)
Equity in earnings of investee companies, net of tax	.3	.3
Net income	$19.9	$18.7

	Three Months Ended March 31,
	2013	2012
Operating income (loss):
United States	$48.2	$35.1
International	(6.6)	(1.9)
Corporate	(6.9)	(3.0)
Total operating income	$34.7	$30.2

	Three Months Ended March 31,
	2013	2012
Depreciation and amortization:
United States	$41.8	$41.0
International	7.1	7.6
Total depreciation and amortization	$48.9	$48.6

United States.  Our United States segment contributed 88% and 86% to our total revenues for the three months ended March 31, 2013 and 2012, respectively.

	Three Months Ended March 31,
	2013	2012
Comparable revenues	$243.4	$242.4
Noncomparable revenues	1.8	2.2
Total revenues	245.2	244.6
Operating and SG&A expenses	(165.1)	(167.9)
Net gain (loss) on dispositions	9.9	(.6)
Segment OIBDA	90.0	76.1
Depreciation and amortization	(41.8)	(41.0)
Operating income	$48.2	$35.1

For the three months ended March 31, 2013, total United States revenues increased slightly to $245.2 million from $244.6 million for the same prior-year period. Total revenues from United States billboards increased $4.8 million, or 3%, to $178.4 million for the three months ended March 31, 2013 from $173.6 million for the same prior-year period, reflecting growth attributable to the conversion of more traditional static billboard displays to digital billboard displays, and an increase in average rates. Revenues attributable to digital billboard displays during the first quarter of 2013, compared with revenues on the same billboard displays (whether static or digital) for the comparable prior-year period increased $2.7 million. At March 31, 2013, there were approximately 300 digital billboard displays compared to approximately 200 at March 31, 2012. Total transit and other revenues in the United States decreased $4.2 million, or 6%, to $66.8 million for the three months ended March 31, 2013 from $71.0 million for the same prior-year period, mainly reflecting lower advertising spending by motion picture studios.

For the three months ended March 31, 2013, United States operating and SG&A expenses decreased $2.8 million, or 2%, to $165.1 million from $167.9 million for the same prior-year period, primarily reflecting lower transit franchise expenses due to the decline in transit revenues.

For the three months ended March 31, 2013, United States Segment OIBDA increased $13.9 million, or 18%, to $90.0 million from $76.1 million for the same prior-year period primarily driven by a gain on the exchange of billboards in Salt Lake City for billboards in New Jersey in the first quarter of 2013.

International.  Our International segment contributed 12% and 14% to our total revenues for the three months ended March 31, 2013 and 2012, respectively.

	Three Months Ended March 31,
	2013	2012
Comparable revenues	$34.0	$39.1
Noncomparable revenues	—	2.2
Total revenues	34.0	41.3
Operating and SG&A expenses	(33.4)	(35.4)
Net loss on dispositions	(.1)	(.2)
Segment OIBDA	.5	5.7
Depreciation and amortization	(7.1)	(7.6)
Operating loss	$(6.6)	$(1.9)

For the three months ended March 31, 2013, total International revenues decreased $7.3 million, or 18%, to $34.0 million from $41.3 million for the same prior-year period. In constant dollars, which reflects revenues for the prior-year period translated based on foreign exchange rates during the current year period, total revenues decreased 17%. Comparable revenues for our International segment decreased 13%, reflecting a decline in Canada associated with the residual impact from the nonrenewal of transit contracts in prior periods and lower political advertising revenues in Latin America.

For the three months ended March 31, 2013, International operating and SG&A expenses decreased $2.0 million, or 6%, to $33.4 million from $35.4 million for the same prior-year period primarily driven by lower expenses from the nonrenewal of several low-margin and unprofitable contracts.

For the three months ended March 31, 2013, International Segment OIBDA decreased $5.2 million to $.5 million from $5.7 million for the same prior-year period, principally driven by the revenue decline.

Corporate.  Corporate expenses primarily include expenses associated with employees who provide centralized services, as well as our total stock-based compensation expense. For the three months ended March 31, 2013, corporate expenses also included professional fees associated with matters related to our election and qualification to be taxed as a REIT. For the three months ended March 31, 2013, corporate expenses increased $3.9 million to $6.9 million from $3.0 million for the same prior-year period, primarily reflecting these professional fees. Corporate expenses included stock-based compensation expense of $1.6 million and $1.3 million for the three months ended March 31, 2013 and 2012, respectively.

Analysis of Full Year Results of Operations—2012 vs. 2011 and 2011 vs. 2010

Revenues.  For 2012, total revenues increased $7.5 million, or 1%, to $1.28 billion, compared to the prior year reflecting improvement in the economy, partially offset by the impact of the nonrenewal of certain contracts. Comparable revenues for 2012 increased 3% from 2011.

Total billboard revenues increased $19.4 million, or 2%, to $913.6 million in 2012 from $894.2 million in 2011, principally driven by an increase in the number of digital billboard displays, which were mainly converted from static displays, to approximately 280 at December 31, 2012 from approximately 170 at December 31, 2011. Revenues attributable to digital billboard displays for 2012, compared to revenues on the same billboards (whether static or digital) for the comparable prior-year period increased $14.6 million. Billboard revenue growth also reflects increased occupancy in the United States and higher political advertising in Latin America due to the presidential election in Mexico, partially offset by the negative impact of foreign exchange rate changes. Revenues from digital billboard displays were $56.5 million for 2012 and $39.4 million for 2011.

Total transit and other revenues decreased $11.9 million, or 3%, to $371.0 million in 2012 from $382.9 million in 2011, driven by the nonrenewal of several transit contracts with municipalities, mainly with the Toronto Transit Commission, which was partially offset by new transit contracts with the New York Metropolitan Transportation Authority (“MTA”) to operate certain digital transit displays in New York City. In aggregate, the nonrenewal and addition of new transit agreements decreased transit and other revenues by eight percentage points. Absent these additional and nonrenewed agreements, underlying growth in transit revenues for 2012 mainly reflects increased occupancy.

The following table presents a reconciliation of comparable revenues to total reported revenues. Comparable revenues is adjusted to exclude revenues attributable to any billboards or transit agreements which were not in place for both periods in their entirety, as a result of acquisitions, new agreements, divestitures, and nonrenewals.

Year Ended December 31,	2012	2011
Comparable revenues	$1,253.6	$1,217.0
Noncomparable revenues	31.0	60.1
Total revenues	$1,284.6	$1,277.1

For 2011, total revenues increased $63.0 million, or 5%, to $1.28 billion from $1.21 billion in 2010, driven by growth from both billboard and transit revenues, reflecting increased demand as the economy continued to improve in 2011. Total billboard revenues increased $41.3 million, or 5%, to $894.2 million in 2011 from $852.9 million in 2010, driven by an increase in the number of digital billboard displays, which were mainly converted from static displays, to approximately 170 at December 31, 2011 from approximately 100 at December 31, 2010, as well as rate increases and increased occupancy in the United States. Revenues attributable to digital billboard displays for 2011, compared to revenues on the same billboard (whether static or digital) for the comparable prior-year period increased $11.7 million. Revenues from digital billboard displays were $39.4 million in 2011 and $25.1 million in 2010.

Total transit and other revenues increased $21.7 million, or 6%, to $382.9 million in 2011 from $361.2 million in 2010, principally driven by higher average rates and the addition of a new transit agreement with the New York MTA in February 2010.

The following table presents a reconciliation of comparable revenues to total reported revenues for the year ended December 31, 2011 as compared to the year ended December 31, 2010.

Year Ended December 31,	2011	2010
Comparable revenues	$1,202.1	$1,141.9
Noncomparable revenues	75.0	72.2
Total revenues	$1,277.1	$1,214.1

Operating Expenses.  For 2012, operating expenses increased $10.7 million, or 2%, to $700.1 million from $689.4 million in 2011 and for 2011 increased $2.4 million to $689.4 million from $687.0 million in 2010.

The table below presents our operating expenses by type.

			Increase/(Decrease)			Increase/(Decrease)
Year Ended December 31,	2012	2011	2012 vs. 2011		2010	2011 vs. 2010
Billboard property lease	$279.0	$272.2	$6.8	2%	$269.1	$3.1	1%
Transit franchise	203.8	208.1	(4.3)	(2)	214.4	(6.3)	(3)
Posting, maintenance and other site-related	207.8	198.5	9.3	5	194.3	4.2	2
Other	9.5	10.6	(1.1)	(10)	9.2	1.4	15
Total operating expenses	$700.1	$689.4	$10.7	2%	$687.0	$2.4	—%

Billboard property lease expenses represented 40% of total operating expenses in 2012, and 39% in both 2011 and 2010. Billboard property lease expenses increased $6.8 million, or 2%, to $279.0 million in 2012 from $272.2 million in 2011, principally due to higher contingent rent expenses associated with the increase in billboard revenues. For 2011, billboard property lease expenses increased $3.1 million, or 1%, to $272.2 million from $269.1 million in 2010, principally due to higher contingent rent expenses associated with the increase in billboard revenues, partially offset by cost decreases associated with the renegotiation of leases upon their renewal.

Transit franchise expenses represented 29%, 30% and 31% of total operating expenses for 2012, 2011 and 2010, respectively. Transit franchise expenses decreased $4.3 million, or 2%, to $203.8 million in 2012 from $208.1 million in 2011, principally driven by the nonrenewal of the contract with the Toronto Transit Commission, partially offset by higher revenue-sharing expenses in the United States associated with the increase in transit and other revenues. For 2011, transit franchise expenses decreased $6.3 million, or 3%, to $208.1 million from $214.4 million in 2010, principally reflecting the negotiation of cost reductions upon the renewal of a transit contract in Washington, D.C., partially offset by increased expenses associated with new transit contracts, mainly with the New York MTA.

Posting, maintenance and other site-related expenses represented 30%, 29% and 28% of total operating expenses for 2012, 2011 and 2010, respectively. Posting, maintenance and other site-related expenses increased $9.3 million, or 5%, to $207.8 million in 2012 from $198.5 million in 2011, principally due to a tax imposed on the billboard industry in Toronto which resulted in a $12.4 million expense in 2012, including a one-time retroactive payment of $7.9 million. Based on our current portfolio of billboards in Toronto, this tax will result in an annual expense of approximately $4.5 million, beginning in 2013. This increase was partially offset by cost decreases associated with foreign exchange rate changes. For 2011, posting, maintenance and other site-related expenses increased $4.2 million, or 2%, to $198.5 million from $194.3 million in 2010, principally reflecting a municipal billboard tax reimbursement in 2010 associated with billboards in South America.

Selling, General and Administrative Expenses.  SG&A expenses represented 14% of revenues for both 2012 and 2011, and 15% for 2010. SG&A expenses increased $3.6 million, or 2%, to $184.0 million in 2012 from $180.4 million in 2011, principally reflecting higher employee compensation expenses, including benefits. For 2011, SG&A expenses decreased $2.1 million, or 1%, to $180.4 million from $182.5 million in 2010 principally due to a reduction in bad debt expense driven by our improved collection rates resulting from improved economic conditions.

Restructuring Charges.  During 2012, 2011 and 2010, in efforts to reduce our cost structure, we recorded restructuring charges of $2.5 million, $3.0 million and $3.9 million, respectively, primarily in the United States segment. The charges principally reflect severance costs associated with the elimination of positions across various departments.

Depreciation.  For 2012, depreciation decreased $3.1 million, or 3%, to $105.9 million from $109.0 million in 2011, principally driven by lower depreciation associated with disposed billboards. For 2011, depreciation increased $1.4 million, or 1%, to $109.0 million from $107.6 million in 2010, principally reflecting the impact of foreign exchange rate changes.

Amortization.  For 2012, amortization decreased $12.0 million, or 12%, to $90.9 million from $102.9 million in 2011 and for 2011 decreased $3.7 million, or 3%, to $102.9 million from $106.6 million in 2010. The decreases for both periods were principally a result of certain leasehold agreements becoming fully amortized. Included in amortization is the amortization of direct lease acquisition costs of $31.1 million, $32.1 million and $30.9 million for 2012, 2011 and 2010, respectively.

Other Income (Expense), Net.  For all the periods presented “Other income (expense), net” primarily reflects foreign exchange gains and losses.

Provision for Income Taxes.  Our income tax provisions as presented herein are calculated on a separate tax return basis, even though our U.S. operating results are included in the consolidated federal and certain state and local income tax returns of CBS. CBS manages its tax position for the benefit of the entire portfolio of its businesses and, as such, the assumptions, methodologies and calculations made for purposes of determining our tax provision and related tax accounts in the combined consolidated financial statements herein may differ from those made by CBS and, in addition, are not necessarily reflective of the tax strategies that we would have followed as a separate stand-alone company.

The provision for income taxes represents federal, state, local and foreign taxes on income before income taxes and equity in earnings of investee companies. The provision for income taxes was $89.0 million in 2012, $87.8 million in 2011 and $57.1 million in 2010, reflecting an effective income tax rate of 44.5% in 2012, 45.4% in 2011 and 45.1% in 2010.

Equity in Earnings of Investee Companies, Net of Tax.  Equity in earnings of investee companies, net of tax of $2.2 million for 2012, $1.7 million for 2011 and $1.8 million for 2010 reflects our share of the operating results of our 50% owned joint ventures, which consists of two out-of-home advertising companies that operate transit shelters in Los Angeles and Vancouver, BC.

Net Income.  We reported net income of $113.4 million in 2012, $107.1 million in 2011 and $71.3 million in 2010. The increases in net income were mainly driven by the revenue growth.

Segment Results of Operations—For the Years Ended December 31, 2012, 2011 and 2010

The following tables present our revenues, Segment OIBDA, operating income (loss) and depreciation and amortization by segment, for each of the years ended December 31, 2012, 2011 and 2010. We present Segment OIBDA as the primary measure of profit and loss for our operating segments in accordance with FASB guidance for segment reporting. We believe the presentation of Segment OIBDA is relevant and useful for users of our financial statements because it allows the users to view segment performance in a manner similar to the primary method used by our management and enhances their ability to understand our operating performance.

Year Ended December 31,	2012	2011	2010
Revenues:
United States	$1,098.6	$1,051.5	$996.0
International	186.0	225.6	218.1
Total revenues	$1,284.6	$1,277.1	$1,214.1

Year Ended December 31,	2012	2011	2010
Segment OIBDA:
United States	$383.8	$362.6	$306.3
International	29.9	57.3	50.2
Total Segment OIBDA	413.7	419.9	356.5
Corporate	(13.2)	(12.6)	(11.9)
Restructuring charges	(2.5)	(3.0)	(3.9)
Depreciation	(105.9)	(109.0)	(107.6)
Amortization	(90.9)	(102.9)	(106.6)
Operating income	201.2	192.4	126.5
Other income (expense), net	(1.0)	.8	.1
Income before income taxes and equity in earnings of investee companies	200.2	193.2	126.6
Provision for income taxes	(89.0)	(87.8)	(57.1)
Equity in earnings of investee companies, net of tax	2.2	1.7	1.8
Net income	$113.4	$107.1	$71.3

Year Ended December 31,	2012	2011	2010
Operating income (loss):
United States	$216.4	$192.2	$136.2
International	(2.0)	12.8	2.2
Corporate	(13.2)	(12.6)	(11.9)
Total operating income	$201.2	$192.4	$126.5

Year Ended December 31,	2012	2011	2010
Depreciation and amortization:
United States	$165.6	$168.2	$167.9
International	31.2	43.7	46.3
Total depreciation and amortization	$196.8	$211.9	$214.2

United States.  Our United States segment contributed 86% to total revenues in 2012 and 82% to total revenues in each of 2011 and 2010.

2012 vs. 2011

Year Ended December 31,	2012	2011
Comparable revenues	$1,075.1	$1,032.4
Noncomparable revenues	23.5	19.1
Total revenues	1,098.6	1,051.5
Operating and SG&A expenses	(714.8)	(688.9)
Segment OIBDA	383.8	362.6
Restructuring charges	(1.8)	(2.2)
Depreciation and amortization	(165.6)	(168.2)
Operating income	$216.4	$192.2

For 2012, total United States revenues increased $47.1 million, or 4%, to $1.10 billion from $1.05 billion in 2011, primarily reflecting the conversion of additional traditional static billboard displays to digital billboard displays, which generate more revenues than traditional static billboard displays, and improvement in the economy. Total revenue growth was led by increases in our two largest markets, New York City and Los Angeles, which increased 11% and 4%, respectively. Revenues from United States billboards increased $23.9 million, or 3%, to $770.7 million in 2012 from $746.8 million in 2011, reflecting higher pricing and occupancy rates and growth attributable to an increase in the number of digital billboard displays to approximately 280 at December 31, 2012 from approximately 170 at December 31, 2011. Revenues attributable to digital billboard displays for 2012, compared to revenues on the same billboards (whether static or digital) for the comparable prior-year period increased $14.6 million. Transit and other revenues in the United States increased $23.2 million, or 8%, to $327.9 million in 2012 from $304.7 million in 2011, principally driven by new contracts with the New York MTA to operate certain digital transit displays in New York City and an increase in occupancy.

For 2012, United States operating and SG&A expenses increased $25.9 million, or 4%, to $714.8 million from $688.9 million in 2011, primarily reflecting higher contingent rent and revenue-sharing expenses associated with the increase in revenues.

For 2012, United States OIBDA increased $21.2 million, or 6%, to $383.8 million from $362.6 million in 2011 primarily driven by the aforementioned revenue growth. For the United States, the OIBDA margin increased to 35% in 2012 from 34% in 2011.

2011 vs. 2010

Year Ended December 31,	2011	2010
Comparable revenues	$976.5	$923.8
Noncomparable revenues	75.0	72.2
Total revenues	1,051.5	996.0
Operating and SG&A expenses	(688.9)	(689.7)
Segment OIBDA	362.6	306.3
Restructuring charges	(2.2)	(2.2)
Depreciation and amortization	(168.2)	(167.9)
Operating income	$192.2	$136.2

For 2011, total United States revenues increased $55.5 million, or 6%, to $1.05 billion from $996.0 million in 2010, reflecting a recovery in the economy in 2011, the conversion of additional traditional static billboard displays to digital billboard displays and the addition of new transit agreements with municipalities. Revenue growth was led by increases of 10% in both New York City and Los Angeles. Revenues from United States billboards increased $33.3 million, or 5%, to $746.8 million in 2011 from $713.5 million in 2010, reflecting higher pricing and growth attributable to an increase in the number of digital billboard displays to approximately 170 at December 31, 2011 from approximately 100 at December 31, 2010. Revenues attributable to digital billboard displays for 2011, compared to revenues on the same billboard (whether static or digital) for the comparable prior-year period, increased $11.7 million. Transit and other revenues in the United States increased $22.2 million, or 8%, to $304.7 million in 2011 from $282.5 million in 2010, driven by higher average rates and the addition of a new transit agreement with the New York MTA in February 2010, partially offset by the nonrenewal of several small agreements in 2010.

For 2011, United States operating and SG&A expenses decreased $.8 million to $688.9 million from $689.7 million in 2010, primarily reflecting cost decreases associated with the renegotiation of contracts upon their renewal which was offset by higher contingent rent and expenses associated with the increase in revenues.

For 2011, United States OIBDA increased $56.3 million, or 18%, to $362.6 million from $306.3 million in 2010 and the OIBDA margin increased to 34% in 2011 from 31% in 2010. These increases were primarily driven by the revenue growth and lower costs associated with renegotiated billboard property leases and transit contracts.

International.  International contributed 14% to total revenues in 2012 and 18% to total revenues in both 2011 and 2010.

2012 vs. 2011

Year Ended December 31,	2012	2011
Comparable revenues	$178.5	$184.6
Noncomparable revenues	7.5	41.0
Total revenues	186.0	225.6
Operating and SG&A expenses	(156.1)	(168.3)
Segment OIBDA	29.9	57.3
Restructuring charges	(.7)	(.8)
Depreciation and amortization	(31.2)	(43.7)
Operating income (loss)	$(2.0)	$12.8

For 2012, total International revenues decreased $39.6 million, or 18%, to $186.0 million from $225.6 million in 2011 principally reflecting the nonrenewal of contracts in Canada, primarily with the Toronto Transit Commission, and the negative impact of foreign exchange rate changes. In constant dollars, total International revenues decreased 15%. Comparable revenues for our International segment decreased 3% reflecting the negative impact of foreign exchange rate changes.

For 2012, International operating and SG&A expenses decreased $12.2 million, or 7%, to $156.1 million from $168.3 million in 2011, principally reflecting cost decreases from the nonrenewal of transit contracts in Canada and the effect of foreign exchange rate changes, partially offset by a tax imposed on the outdoor billboard industry in Toronto which resulted in a $12.4 million payment in 2012, including a one-time retroactive payment of $7.9 million.

For 2012, International OIBDA decreased $27.4 million, or 48%, to $29.9 million from $57.3 million in 2011, principally driven by the nonrenewal of transit contracts and the aforementioned tax imposed on the billboard industry in Toronto. International depreciation and amortization decreased $12.5 million to $31.2 million in 2012 from $43.7 million in 2011, principally resulting from certain leasehold agreements becoming fully amortized.

2011 vs. 2010

Year Ended December 31,	2011	2010
Comparable revenues	$225.6	$218.1
Noncomparable revenues	—	—
Total revenues	225.6	218.1
Operating and SG&A expenses	(168.3)	(167.9)
Segment OIBDA	57.3	50.2
Restructuring charges	(.8)	(1.7)
Depreciation and amortization	(43.7)	(46.3)
Operating income	$12.8	$2.2

For 2011, International revenues increased $7.5 million, or 3%, to $225.6 million from $218.1 million in 2010 principally driven by the favorable impact of foreign exchange rate changes. In constant dollars, International revenues were flat reflecting constant dollar revenue growth in Latin America, offset by a decline in Canada.

For 2011, International operating and SG&A expenses increased slightly to $168.3 million from $167.9 million in 2010 principally driven by expense increases associated with foreign exchange rate changes, which was offset by lower expenses for billboard site related costs.

For 2011, International OIBDA increased $7.1 million, or 14%, to $57.3 million from $50.2 million in 2010, primarily driven by lower billboard site related expenses.

Corporate.  Corporate expenses primarily include expenses associated with employees who provide centralized services, as well as our total stock-based compensation expense. Corporate expenses were $13.2 million for 2012, $12.6 million for 2011 and $11.9 million for 2010 and included stock-based compensation expense of $5.7 million, $5.0 million and $4.3 million for 2012, 2011 and 2010, respectively.

Quarterly Financial Data

Our revenues and profits experience seasonality due to seasonal advertising patterns and influences on advertising markets. Typically, our revenues and profits are highest in the fourth quarter, during the holiday shopping season, and lowest in the first quarter, as advertisers cut back on spending following the holiday shopping season.

The tables below present our quarterly results, by segment, for 2012 and 2011.

2012	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Total Year
Revenues:
United States	$244.6	$281.7	$284.9	$287.4	$1,098.6
International	41.3	49.7	46.6	48.4	186.0
Total revenues	$285.9	$331.4	$331.5	$335.8	$1,284.6
Segment OIBDA:
United States	$76.1	$101.6	$107.7	$98.4	$383.8
International	5.7	12.9	11.1	.2	29.9
Total Segment OIBDA	81.8	114.5	118.8	98.6	413.7
Corporate	(3.0)	(3.1)	(3.5)	(3.6)	(13.2)
Restructuring charges	—	(.5)	(1.9)	(.1)	(2.5)
Depreciation	(26.5)	(26.8)	(26.7)	(25.9)	(105.9)
Amortization	(22.1)	(22.8)	(23.0)	(23.0)	(90.9)
Total operating income	$30.2	$61.3	$63.7	$46.0	$201.2
Operating income (loss):
United States	$35.1	$59.3	$64.5	$57.5	$216.4
International	(1.9)	5.1	2.7	(7.9)	(2.0)
Corporate	(3.0)	(3.1)	(3.5)	(3.6)	(13.2)
Total operating income	$30.2	$61.3	$63.7	$46.0	$201.2

Net income	$18.7	$37.2	$38.7	$18.8	$113.4

2011	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Total Year
Revenues:
United States	$230.9	$268.9	$272.0	$279.7	$1,051.5
International	45.4	61.9	59.0	59.3	225.6
Total revenues	$276.3	$330.8	$331.0	$339.0	$1,277.1
Segment OIBDA:
United States	$64.0	$90.6	$103.9	$104.1	$362.6
International	7.6	18.0	14.0	17.7	57.3
Total Segment OIBDA	71.6	108.6	117.9	121.8	419.9
Corporate	(3.1)	(3.2)	(3.3)	(3.0)	(12.6)
Restructuring charges	—	(.5)	(1.6)	(.9)	(3.0)
Depreciation	(27.7)	(27.1)	(26.9)	(27.3)	(109.0)
Amortization	(25.9)	(26.6)	(26.3)	(24.1)	(102.9)
Total operating income	$14.9	$51.2	$59.8	$66.5	$192.4
Operating income (loss):
United States	$22.8	$48.8	$60.2	$60.4	$192.2
International	(4.8)	5.6	2.9	9.1	12.8
Corporate	(3.1)	(3.2)	(3.3)	(3.0)	(12.6)
Total operating income	$14.9	$51.2	$59.8	$66.5	$192.4

Net income	$8.1	$29.7	$33.1	$36.2	$107.1

Financial Position

March 31, 2013 vs. December 31, 2012.  Current assets increased by $25.2 million to $340.2 million at March 31, 2013 from $315.0 million at December 31, 2012, primarily due to an increase in prepaid lease and transit franchise costs of $44.8 million, driven by a large transit contract that contractually requires us to pay the annual franchise costs at the beginning of each year, partially offset by a decrease in receivables of $26.7 million reflecting the seasonality of our business. The allowance for doubtful accounts as a percentage of receivables increased to 11.1% at March 31, 2013 from 9.9% at December 31, 2012. Of the total allowance of $18.6 million at March 31, 2013 and $19.3 million at December 31, 2012, $9.9 million and $10.9 million, respectively, was recorded to fully reserve receivables in litigation, which often take many years to resolve. For those receivables not in litigation, the balance of the allowance was 5.2% at March 31, 2013 and 4.3% at December 31, 2012 of such gross receivables.

Net property and equipment, which is mainly comprised of advertising structures, decreased by $19.2 million to $788.7 million at March 31, 2013 from $807.9 million at December 31, 2012, primarily reflecting depreciation expense of $26.0 million, partially offset by capital expenditures of $6.0 million.

Our intangible assets are primarily comprised of acquired permit and leasehold agreements and franchise agreements which grant us the right to operate out-of-home structures in specified locations and the right to provide advertising space on railroad and municipal transit properties. Intangible assets of $409.4 million at March 31, 2013 decreased $10.6 million from $420.0 million at December 31, 2012, primarily reflecting amortization expense, partially offset by the acquisition of billboards in New Jersey.

Current liabilities decreased by $12.1 million to $193.5 million at March 31, 2013 from $205.6 million at December 31, 2012, primarily due to a decrease in accounts payable reflecting the timing of payments, lower accrued compensation mainly from payment of the Company’s annual bonuses and lower rent and commission accruals.

December 31, 2012 vs. December 31, 2011.  Current assets decreased by $28.5 million to $315.0 million at December 31, 2012 from $343.5 million at December 31, 2011, primarily due to decreases in cash and cash equivalents of $17.4 million and receivables of $9.7 million. The allowance for doubtful accounts as a percentage of receivables decreased to 9.9% at December 31, 2012 from 10.8% at December 31, 2011. Of the total allowance of $19.3 million at December 31, 2012 and $22.4 million at December 31, 2011, $10.9 million and $14.6 million, respectively, was recorded to fully reserve receivables in litigation, which often take many years to resolve. For those receivables not in litigation, the balance of the allowance was 4.3% at December 31, 2012 and 3.8% at December 31, 2011 of such gross receivables.

Net property and equipment of $807.9 million at December 31, 2012 decreased by $50.3 million from $858.2 million at December 31, 2011, primarily reflecting depreciation expense of $105.9 million, partially offset by capital expenditures of $53.6 million.

Intangible assets of $420.0 million at December 31, 2012 decreased $59.6 million from $479.6 million at December 31, 2011, primarily reflecting the impact of amortization expense.

Current liabilities increased by $8.9 million to $205.6 million at December 31, 2012 from $196.7 million at December 31, 2011, primarily driven by an increase in accounts payable, reflecting the timing of payments, and higher accrued capital expenditures for digital conversions.

Cash Flows

We participate in CBS’s centralized cash management system. Under this system, on a daily basis, any excess cash we generate is automatically transferred to CBS and any additional daily cash flow needs are funded by CBS. As such, CBS benefits from the positive cash flow we generate, and CBS also provides us with sufficient daily liquidity to fund our ongoing cash needs. As a result, we have historically required minimal cash on hand. At the time of the Formation Borrowing, such participation will cease.

Three Months Ended March 31, 2013 vs. Three Months Ended March 31, 2012

For the three months ended March 31, 2013, cash and cash equivalents increased by $2.4 million to $22.6 million at March 31, 2013 from $20.2 million at December 31, 2012, and for the three months ended March 31, 2012, cash and cash equivalents increased by $3.5 million to $41.1 million at March 31, 2012 from $37.6 million at December 31, 2011. The changes in cash and cash equivalents were as follows:

	Three Months Ended March 31,
	2013	2012
	(Unaudited)
Cash provided by operating activities	$9.8	$18.8
Cash used for investing activities	(2.9)	(7.2)
Cash used for financing activities	(4.8)	(11.4)
Effect of exchange rate changes on cash and cash equivalents	.3	3.3
Net increase to cash and cash equivalents	$2.4	$3.5

Operating Activities.  For the three months ended March 31, 2013, cash provided by operating activities decreased $9.0 million to $9.8 million from $18.8 million for the same prior-year period principally driven by the decline in revenues. Net income for the first quarter of 2013 included a net gain of $9.8 million on dispositions, principally from the disposition of billboards in Salt Lake City, however, this gain did not impact operating cash flows as the cash proceeds from the dispositions were included in investing activities.

Our United States operating results have historically been included in consolidated federal and certain state and local income tax returns filed by CBS. Our assumed income tax payments reflected in the Combined Consolidated Statements of Cash Flows have been prepared as if these amounts were calculated on a separate tax return basis, with us as the taxpayer. Assumed cash payments for income taxes were $1.4 million and $5.2 million for the three months ended March 31, 2013 and 2012, respectively.

Investing Activities.  Cash used for investing activities of $2.9 million for the three months ended March 31, 2013 consisted of payments for acquisitions of $7.8 million, mainly for billboards and intangible assets in New Jersey, and capital expenditures of $6.0 million, partially offset by proceeds from dispositions of $10.9 million, mainly from the disposition of billboards in Salt Lake City. For the three months ended March 31, 2012, cash used for investing activities of $7.2 million consisted of capital expenditures.

The following table presents our capital expenditures.

	Three Months Ended March 31,
	2013	2012
Growth:
Digital	$2.0	$1.8
Other	2.0	2.6
Maintenance	2.0	2.8
Total capital expenditures	$6.0	$7.2

For the three months ended March 31, 2013, capital expenditures decreased $1.2 million to $6.0 million from $7.2 million for the same prior-year period. For the full year 2013, we expect our capital expenditures to be in the range of $50 million to $55 million and to be used primarily for growth in digital billboard displays as well as general maintenance for United States billboards.

Financing Activities.  Cash used for financing activities of $4.8 million for the three months ended March 31, 2013 includes net cash distributions to CBS of $8.4 million and an excess tax benefit from stock-based compensation of $3.6 million. For the three months ended March 31, 2012, cash used for financing activities of $11.4 million includes net cash distributions to CBS of $13.2 million and an excess tax benefit of $1.8 million.

Year Ended December 31, 2012 vs. December 31, 2011 and December 31, 2011 vs. December 31, 2010

In 2012, cash and cash equivalents decreased by $17.4 million to $20.2 million at December 31, 2012; in 2011, cash and cash equivalents increased by $18.6 million to $37.6 million at December 31, 2011; in 2010, cash and cash equivalents decreased by $3.4 million to $19.0 million at December 31, 2010. The changes in cash and cash equivalents were as follows:

Year Ended December 31,	2012	2011	2010
Cash provided by operating activities	$311.3	$342.1	$271.9
Cash used for investing activities	(53.5)	(52.7)	(50.3)
Cash used for financing activities	(277.0)	(267.3)	(225.9)
Effect of exchange rate changes on cash and
cash equivalents	1.8	(3.5)	.9
Net (decrease) increase in cash and cash equivalents	$(17.4)	$18.6	$(3.4)

Operating Activities.  In 2012, cash provided by operating activities decreased $30.8 million to $311.3 million from $342.1 million in 2011, as the increase in operating income was more than offset by higher assumed income tax payments. In 2011, cash provided by operating activities increased $70.2 million to $342.1 million from $271.9 million in 2010, primarily driven by the growth in operating income.

Assumed cash payments for income taxes increased $45.6 million to $96.5 million in 2012 from $50.9 million in 2011, principally driven by an increase in domestic pre-tax income and a lower tax deduction for capital expenditures due to the expiration of a tax regulation that provided for a 100% upfront deduction for qualified capital expenditures. For 2011, cash payments for income taxes increased $32.7 million to $50.9 million from $18.2 million in 2010, principally due to an increase in U.S. pre-tax income.

Investing Activities.  In 2012, cash used for investing activities of $53.5 million primarily includes capital expenditures of $53.6 million. In 2011, cash used for investing activities of $52.7 million principally reflected capital expenditures of $45.6 million and acquisitions of $7.9 million, primarily for permit and leasehold agreements. In 2010, cash used for investing activities of $50.3 million principally reflected capital expenditures of $47.2 million and acquisitions of $5.1 million, primarily for franchise agreements and permit and leasehold agreements.

The following table presents our capital expenditures.

Year Ended December 31,	2012	2011	2010
Growth:
Digital	$27.7	$19.5	$11.1
Other	9.9	10.8	15.7
Maintenance	16.0	15.3	20.4
Total capital expenditures	$53.6	$45.6	$47.2

For 2012, capital expenditures increased $8.0 million to $53.6 million from $45.6 million in 2011, principally driven by growth associated with the conversion of additional traditional static billboards to digital billboards. For 2011, capital expenditures decreased $1.6 million to $45.6 million from $47.2 million in 2010 with decreases in maintenance capital expenditures, partially offset by higher growth capital expenditures for the conversion to additional digital billboard displays.

Financing Activities.  Cash used for financing activities of $277.0 million in 2012, $267.3 million in 2011 and $225.9 million in 2010, principally reflected net cash distributions to CBS of $279.7 million, $269.4 million and $226.0 million, respectively.

Liquidity and Capital Resources

We have generated cash flows from operating activities of $311.3 million, $342.1 million and $271.9 million in 2012, 2011 and 2010, respectively. We participate in CBS’s centralized cash management system. Under this system, on a daily basis, any excess cash we generate is automatically transferred to CBS and any additional daily cash flow needs are funded by CBS. As such, CBS benefits from the positive cash flow we generate, and CBS also provides us with sufficient daily liquidity to fund our ongoing cash needs. As a result, we have historically required minimal cash on hand. At the time of the Formation Borrowing, such participation will cease.

As part of our formation transactions, we will distribute the CBS Note to our parent, an indirect wholly owned subsidiary of CBS, pursuant to which we will owe such subsidiary a principal amount equal to $                . The CBS Note will be payable upon demand and will mature on                         . We intend to use a portion of the combined net proceeds from the Formation Borrowing and from this offering to repay the CBS Note. We intend to use the remaining net proceeds from the Formation Borrowing and from this offering for corporate purposes and ongoing cash needs. See “Use of Proceeds.” In addition, prior to the completion of this offering, we will enter into the          year $         Revolving Credit Facility with third-party financial institutions. The Revolving Credit Facility will be used for general corporate purposes and ongoing cash needs. We do not expect to have any outstanding borrowings under the Revolving Credit Facility upon completion of this offering.

For the period commencing with the completion of this offering through the day immediately prior to the effective date of our REIT election, based on our historical operating results, we intend to pay an initial quarterly dividend of $         per share. We intend to maintain our initial quarterly dividend amount until the earlier of twelve months following completion of this offering or the effective date of our REIT election unless actual results of operations, economic conditions or other factors differ materially from our current assumptions. From and after the effective date of our REIT election, we intend to pay regular quarterly distributions to holders of our common stock in an amount not less than 100% of our REIT taxable income (determined before the deduction for dividends paid and excluding any net capital gains). In addition, if CBS completes the Separation by means of the split-off and we elect and qualify to be taxed as a REIT for U.S. federal income tax purposes, we intend to make one or more Purging Distribution(s) comprised of a combination of cash and stock, a substantial portion of which will be in stock. See “Distribution Policy.”

We continually project anticipated cash requirements for our operating, investing and financing needs as well as cash flows generated from operating activities available to meet these needs. Our short-term cash requirements primarily include payments for operating leases, franchise rights, and capital expenditures. After the completion of our Formation Borrowing and this offering, our short-term cash requirements will also include payments for interest and dividends. We believe that cash remaining on hand after completion of the Formation Borrowing, this offering and the repayment of the CBS Note, as well as our operating cash flows and borrowing capacity under the Revolving Credit Facility, will be sufficient to fund our short-term cash needs.

Our long-term cash needs may include payments for the cash component of the Purging Distribution(s) and will include principal payments on outstanding indebtedness and payments for acquisitions. Funding for long-term cash needs will come from our cash on hand after completion of the Formation Borrowing, this offering and the repayment of the CBS Note, operating cash flows, our ability to issue debt and equity securities, and borrowing capacity under the Revolving Credit Facility.

Contractual Obligations

As of December 31, 2012, our significant contractual obligations and payments due by period were as follows:

	Payments Due by Period
	Total	2013	2014-2015	2016-2017	2018 and thereafter
Guaranteed minimum franchise payments (a)	$462.4	$159.6	$222.8	$34.1	$45.9
Purchase obligations (b)	1.4	1.3	.1	—	—
Operating leases (c)	724.9	100.0	174.9	125.4	324.6
Total	$1,188.7	$260.9	$397.8	$159.5	$370.5

(a)	We have agreements with municipalities and transit operators which entitle us to operate advertising displays within their transit systems, including on the interior and exterior of rail and subway cars and buses, as well as on benches, transit shelters, street kiosks, and transit platforms. Under most of these franchise agreements, the franchisor is entitled to receive the greater of a percentage of the relevant revenues, net of agency fees, or a specified guaranteed minimum annual payment. Franchise rights are generally paid monthly, or in some cases upfront at the beginning of the year.

(b)	Purchase obligations include agreements to purchase goods or services that are enforceable and legally binding and that specify all significant terms, including open purchase orders.

(c)	Consists of noncancellable operating leases with terms in excess of one year for office space, billboard sites and equipment. Total future minimum payments of $724.9 million include $702.0 million for our billboard sites.

The above table excludes $4.9 million of reserves for uncertain tax positions and the related accrued interest and penalties, as we cannot reasonably predict the amount of and timing of cash payments relating to this obligation.

In 2013, we expect to contribute $4.0 million to our pension plans.

In addition, as a result of the Formation Borrowing, we expect to incur long-term debt of $         . The following table presents principal and interest payments related to this debt due by period.

	Payments Due by Period
	Total	2013	2014-2015	2016-2017	2018 and thereafter
Long-term debt	$	$	$	$	$
Interest on long-term debt
Total	$	$	$	$	$

Off-Balance Sheet Arrangements

We use letters of credit and surety bonds, which are indemnified by CBS, primarily as security against nonperformance in the normal course of business. The outstanding letters of credit and surety bonds approximated $82.0 million at March 31, 2013 and $79.6 million at December 31, 2012, and were not recorded on the Combined Consolidated Balance Sheets. Upon the renewal of our lease and franchise agreements, and upon the transfer of our letters of credit and surety bonds to the Revolving Credit Facility, our letters of credit and surety bonds will no longer be indemnified by CBS.

Critical Accounting Policies

The preparation of our financial statements in conformity with GAAP requires management to make estimates, judgments and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. On an ongoing basis, we evaluate these estimates, which are based on historical experience and on various assumptions that we believe are reasonable under the circumstances. The result of these evaluations forms the basis for making judgments about the carrying values of assets and liabilities and the reported amount of revenues and expenses that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions.

We consider the following accounting policies to be the most critical as they are significant to our financial condition and results of operations, and require significant judgment and estimates on the part of management in their application. For a summary of our significant accounting policies see the notes to the combined consolidated financial statements on pages F-24 – F-27.

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Impairment of Goodwill.  We test goodwill for impairment on an annual basis and between annual tests should factors or indicators become apparent that would require an interim test. Goodwill is tested for impairment at the reporting-unit level. Each of our segments consists of two reporting units.

The first step of the goodwill impairment test examines whether the carrying value of a reporting unit exceeds its fair value. We compute the estimated fair value of each reporting unit by adding the present value of the estimated annual cash flows over a discrete projection period to the residual value of the business at the end of the projection period. This technique requires us to use significant estimates and assumptions such as growth rates, operating margins, capital expenditures and discount rates. The estimated growth rates, operating margins and capital expenditures for the projection period are based on our internal forecasts of future performance as well as historical trends. The residual value is estimated based on a perpetual nominal growth rate, which is based on projected long-range inflation and long-term industry projections. The discount rates are determined based on the average of the weighted average cost of capital of comparable entities. A downward revision of these assumptions would decrease the fair values of our reporting units. If the fair value of a reporting unit falls below its carrying value, we would then perform the second step of the goodwill impairment test to determine the amount of any noncash impairment charge. Such a charge could have a material effect on the statement of operations and balance sheet.

Based on our most recent impairment test, one reporting unit with a goodwill balance of $39.6 million had an estimated fair value that exceeded its carrying value by 14%. The fair value of each of the remaining three reporting units exceeded their respective carrying values by 20% or more.

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Long-lived Assets. We report long-lived assets, including billboard advertising structures, other property, plant and equipment and intangible assets, at historical cost less accumulated depreciation and amortization. We depreciate or amortize these assets over their estimated useful lives, which generally range from five to 40 years. For billboard advertising structures, we estimate the useful lives based on the estimated economic life of the asset. Transit fixed assets are depreciated over the shorter of their estimated useful lives or the related contractual term. Our long-lived identifiable intangible assets primarily consist of acquired permits and leasehold agreements and franchise agreements, which grant us the right to operate out-of-home advertising structures in specified locations and the right to provide advertising displays on railroad and municipal transit properties. Our long-lived identifiable intangible assets are amortized on a straight-line basis over their estimated useful lives, which is the respective life of the agreement and in some cases includes an estimation for renewals, which is based on historical experience.

Long-lived assets subject to depreciation and amortization are also reviewed for impairment when events and circumstances indicate that the long-lived asset might be impaired, by comparing the forecasted undiscounted cash flows to be generated by those assets to the carrying values of those assets. The significant assumptions we use to determine the useful lives and fair values of long-lived assets include contractual commitments, regulatory requirements, future expected cash flows and industry growth rates, as well as future salvage values.

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Asset Retirement Obligations. We record an asset retirement obligation for our estimated future legal obligation, upon termination or nonrenewal of a lease, associated with removing structures from the leased property and, when required by the contract, the cost to return the leased property to its original condition. These obligations are recorded at their present value in the period in which the liability is incurred and are capitalized as part of the related assets’ carrying value. Accretion of the liability is recognized in operating expenses and the capitalized cost is depreciated over the expected useful life of the related asset. The obligation is calculated based on the assumption that all of our advertising structures will be removed within the next 50 years. The significant assumptions used in estimating the asset retirement obligation include the cost of removing the asset, the cost of remediating the leased property to its original condition where required and the timing and number of lease renewals, all of which are estimated based on historical experience.

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Income Taxes. Income taxes are accounted for under the asset and liability method of accounting. Deferred income tax assets and liabilities are recognized for the estimated future tax effects of temporary differences between the financial statement carrying amounts and their respective tax basis. Deferred tax assets are reduced by a valuation allowance if it is more likely than not that some or all of the deferred tax assets will not be realized.

Our income taxes as presented herein, including the provision for income taxes, deferred tax assets and liabilities, and income tax payments are calculated on a separate tax return basis, even though our U.S. operating results are included in the consolidated federal, and certain state and local income tax returns of CBS. CBS manages its tax position for the benefit of the entire portfolio of its businesses and, as such, the assumptions, methodologies and calculations made for purposes of determining our tax provision, taxes paid and related tax accounts in the combined consolidated financial statements herein may differ from those made by CBS and, in addition, are not necessarily reflective of the tax strategies that we would have followed as a separate stand-alone company.

We are subject to income taxes in both the U.S. and numerous foreign jurisdictions. Significant judgment is required in determining the worldwide provision for income taxes. When recording the worldwide provision for income taxes, an estimated effective tax rate for the year is applied to interim operating results. In the event there is a significant or unusual item recognized in the quarterly operating results, the tax attributable to that item is separately calculated and recorded in the same quarter.

Legal Matters

On an ongoing basis, we are engaged in lawsuits and governmental proceedings and respond to various investigations, inquiries, notices and claims from national, state and local governmental and other authorities (collectively, “litigation”) as the outdoor advertising industry is subject to governmental regulation. Litigation is inherently uncertain and always difficult to predict. Although it is not possible to predict with certainty the eventual outcome of any litigation, in our opinion, none of our current litigation is expected to have a material adverse effect on our results of operations, financial position or cash flows. See “Regulation.”

Market Risk

We are exposed to market risk related to commodity prices and foreign currency exchange rates.

Commodity Price Risk.  We incur various operating costs that are subject to price risk caused by volatility in underlying commodity values. Commodity price risk is present in electricity costs associated with powering our digital billboard displays and lighting our traditional static billboard displays at night.

We do not currently use derivatives or other financial instruments to mitigate our exposure to commodity price risk. However, we do enter into contracts with commodity providers to limit our exposure to commodity price fluctuations. As of December 31, 2012, we had active electricity purchase agreements with fixed contract rates for locations throughout Illinois, New York and Texas which expire in September 2014, August 2014 and July 2013, respectively. For the year ended December 31, 2012, the aforementioned contracts accounted for 6.9% of our total utility costs.

Foreign Exchange Risk.  Foreign currency translation risk is the risk that exchange rate gains or losses arise from translating foreign entities’ statements of earnings and balance sheets from functional currency to our reporting currency (the U.S. Dollar) for consolidation purposes. Although certain of our transactions are denominated in the Canadian Dollar, the Mexican Peso and the Brazilian Real, substantially all of our transactions are denominated in the U.S. Dollar, therefore reducing our risk to currency translation exposures.

We do not currently use derivatives or other financial instruments to mitigate foreign currency risk based on our limited exposure to currencies other than the U.S. Dollar, although we may do so in the future.

Interest Rate Risk.  We may be subject to interest rate risk to the extent we have variable rate debt in the future. We do not currently use derivatives or other financial instruments to mitigate interest rate risk, although we may do so in the future.

Credit Risk.  In the opinion of management, credit risk is limited due to the large number of customers and advertising agencies utilized. We perform credit evaluations on our customers and agencies and believe that the allowances for doubtful accounts are adequate. We do not currently use derivatives or other financial instruments to mitigate credit risk.

Related Parties

CBS Corporation.  We are indirectly wholly owned by CBS. CBS provides us with certain services such as insurance and support for technology systems and also provides benefits to our employees, including certain postemployment benefits, medical, dental, life and disability insurance and offers participation in a 401(k) savings plan. Charges for these services and benefits are reflected in the combined consolidated financial statements based on the specific identification of costs, assets and liabilities. These financial statements also include allocations of centralized corporate expenses from CBS, such as tax, internal audit, cash management and other expenses. These expenses were allocated based on the relative benefit we received as compared to other CBS operating entities for such services provided, or other factors such as headcount. Charges for these services and benefits have been included in selling, general and administrative expenses in the accompanying Combined Consolidated Statements of Operations and totaled $17.7 million and $13.4 million for the three months ended March 31, 2013 and 2012, respectively, and $47.7 million, $46.2 million and $45.9 million for the years ended December 31, 2012, 2011 and 2010, respectively. Management believes that the assumptions and estimates used to allocate these expenses are reasonable. However, our expenses as a stand-alone company may be different from those reflected in the Combined Consolidated Statements of Operations.

In addition, we participate in CBS’s centralized cash management system. Under this system, on a daily basis, any excess cash we generate is automatically transferred to CBS and any additional daily cash flow needs are funded by CBS. As such, CBS benefits from the positive cash flow we generate, and CBS also provides us with sufficient daily liquidity to fund our ongoing cash needs. As a result, we have historically required minimal cash on hand. At the time of the Formation Borrowing, such participation will cease.

Prior to the completion of this offering, we will enter into various agreements to govern our relationship with CBS during the period between the completion of this offering and the effective date of the Separation and to complete the Separation of our business from CBS. These agreements will include a master separation agreement, tax matters agreement, transition services agreement, employee matters agreement, intellectual property agreement and registration rights agreement. Some of these agreements will continue in accordance with their terms after the Separation. The terms of our separation from CBS, the related agreements and other transactions with CBS will be determined by CBS and thus may not be representative of what we could achieve on a stand-alone basis or from an unaffiliated third party. For a description of these agreements and the other agreements that we will enter into with CBS, see “Certain Relationships and Related-Person Transactions.”

CBS manages its long-term debt obligations based on the needs of its entire portfolio of businesses. Long-term debt of CBS and related interest expense are not allocated to us as none of CBS’s debt is directly attributable to us.

As part of our formation transactions, we will distribute the CBS Note to our parent, an indirect wholly owned subsidiary of CBS, pursuant to which we will owe such subsidiary a principal amount equal to $                . The CBS Note will be payable upon demand and will mature on                         . We intend to use a portion of the combined net proceeds from the Formation Borrowing and from this offering to repay the CBS Note. We intend to use the remaining net proceeds from the Formation Borrowing and from this offering for corporate purposes and ongoing cash needs. See “Use of Proceeds.”

We recognize revenues for advertising spending placed by CBS and its subsidiaries. Our total revenues from these transactions were $2.7 million and $3.2 million for the three months ended March 31, 2013 and 2012, respectively, and $19.2 million for the year ended December 31, 2012 and $22.9 million for each of the years ended December 31, 2011 and 2010.

Other Related Parties.  We have a 50% ownership interest in two joint ventures that operate transit shelters in Los Angeles and Vancouver, BC. These ventures are accounted for as equity investments. These investments, which are included in “Other assets” on the Combined Consolidated Balance Sheets, totaled $10.8 million at March 31, 2013, $11.3 million at December 31, 2012 and $14.0 million at December 31, 2011. We provide management services to these joint ventures. Management fees earned from these joint ventures were immaterial for all periods presented.

Viacom Inc. is controlled by National Amusements, Inc., the controlling stockholder of CBS. We recognized revenues for advertising spending placed by various subsidiaries of Viacom Inc. totaling $2.4 million and $2.1 million for the three months ended March 31, 2013 and 2012, respectively, and $9.4 million, $11.4 million and $11.7 million for the years ended December 31, 2012, 2011 and 2010, respectively.

Adoption of New Accounting Standards

Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income

During the first quarter of 2013, we adopted the FASB guidance that requires disclosure of significant amounts reclassified out of accumulated other comprehensive income by component and their corresponding effect on the respective line items of net income.

Fair Value Measurements

During 2012, we adopted the FASB’s amended guidance which clarifies the FASB’s intent about the application of existing fair value measurement requirements and changes certain principles and requirements for measuring fair value and for disclosing information about fair value measurements. The adoption of this guidance did not have a material effect on our combined consolidated financial statements.

Goodwill Impairment Testing

During 2011, we early adopted the FASB’s amended guidance on goodwill impairment testing. Under this guidance, we have the option to first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If based on this assessment we determine it is not more likely than not that the fair value of the reporting unit is less than its carrying amount, then performing the two-step impairment test is unnecessary.

Recent Pronouncements

Obligations Resulting from Joint and Several Liability Arrangements

In February 2013, the FASB issued guidance on the recognition, measurement and disclosure of obligations resulting from joint and several liability arrangements for which the total amount of the obligation is fixed at the reporting date. Under this guidance we are required to measure our obligations under such arrangements as the sum of the amount we agreed to pay in the arrangement among our co-obligors and any additional amount we expect to pay on behalf of our co-obligors. We are also required to disclose the nature and amount of the obligation. We are currently evaluating the impact of this guidance on our combined consolidated financial statements, which is effective for reporting periods beginning after December 15, 2013.

OUR INDUSTRY

Advertisers utilize out-of-home media to reach national, regional and local audiences in densely populated major metropolitan areas and along high-traffic expressways and major commuting routes, as well as throughout municipal transit systems. In 2012, out-of-home advertising spending in the United States totaled $7.6 billion, or 4.7% of the $161.2 billion that was spent across all U.S. major media categories, according to a 2013 Zenith Optimedia study on Advertising Expenditure Forecasts. Based on this study, since 1980, out-of-home advertising spending in the United States has increased at an 8.4% compound annual growth rate, has increased as a percentage of total media spending from 1.6% to 4.7% and is projected to continue gaining market share. According to the report, out-of-home advertising spending in the United States is expected to grow at a compound annual growth rate of 4.8% from 2012 through 2015, and growth is expected to be 9.6% over the same time period for Latin America.

Out-of-home advertising is conducted through the following types of advertising structures and sites:

Billboards.  Out-of-home advertising companies generally own billboards, which are located on sites leased through agreements with property owners. Billboard displays can be either static or digital and can come in a variety of forms, including on freestanding billboards and on the exterior and roofs of buildings. Billboards are generally classified by size as bulletins, posters or junior posters:

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Bulletins vary in size and are most typically 14 feet high and 48 feet wide. Located along primary commuting routes, including major expressways and main intersections, bulletins garner high monthly rental rates because of their size and impact in highly trafficked areas.

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Posters vary in size and are most typically 10 feet 5 inches high and 22 feet 8 inches wide, while junior posters are most typically 5 feet high and 11 feet wide. Located in commercial areas and near point-of-purchase locations, posters and junior posters are highly visible to vehicular traffic and are often placed in local neighborhoods where bulletins are not permitted under zoning laws.

Transit and Other.  Advertising displays are also placed on the interior and exterior of rail and subway cars and buses, as well as on benches, trains, trams, transit shelters, urban panels (i.e., smaller-sized billboards located at transit entrances), street kiosks and transit platforms. Out-of-home advertising companies generally hold multiyear contracts with municipalities and transit operators for the exclusive right to display advertising copy on their properties.

REGULATION

The outdoor advertising industry is subject to governmental regulation and enforcement at the federal, state and local levels in the United States and to national, regional and local restrictions in foreign countries. These regulations have a significant impact on the outdoor advertising industry and our business. The descriptions that follow are summaries and should be read in conjunction with the texts of the regulations described herein, which are subject to change. The descriptions do not purport to describe all present and proposed regulations affecting our businesses.

In the United States, the federal Highway Beautification Act of 1965 (the “HBA”) establishes a framework for the regulation of outdoor advertising on primary and interstate highways built with federal financial assistance. As a condition to federal highway assistance, the HBA requires states to restrict billboards on such highways to commercial and industrial areas, and imposes certain size, spacing and other requirements associated with the installation and operation of billboards. The HBA requires the development of state standards, promotes the expeditious removal of illegal signs and requires just compensation for takings, on affected roadways.

Municipal and county governments generally also have sign controls as part of their zoning laws and building codes, and many have adopted standards more restrictive than the federal requirements. Some state and local government regulations prohibit construction of new billboards and some allow new construction only to replace existing structures. Other regulations prohibit the relocation or modification of existing billboards, limit the ability to rebuild, replace, repair, maintain and upgrade “legal nonconforming” structures (billboards which conformed with applicable zoning regulations when built but which no longer conform to current zoning regulations), and impose restrictions on the construction, repair, maintenance, lighting, operation, upgrading, height, size, spacing and location of outdoor structures, and the use of new technologies such as digital signs. In addition, from time to time, third parties or local governments commence proceedings in which they assert that we own or operate structures that are not properly permitted or otherwise in strict compliance with applicable law.

Governmental regulation of advertising displays could also limit our installation of additional advertising displays, restrict advertising displays to governmentally controlled sites or permit the installation of advertising displays in a manner that benefits our competitors disproportionately, any of which could have an adverse effect on our business, financial condition and results of operations.

Although state and local government authorities from time to time use the power of eminent domain to remove billboards, U.S. law requires payment of compensation if a state or political subdivision compels the removal of a lawful billboard along a primary or interstate highway that was built with federal financial assistance. Additionally, many states require similar compensation (or relocation) with regard to compelled removals of lawful billboards in other locations. Some local governments have attempted to force removal of billboards after a period of years under a concept called amortization. Under this concept the governmental body asserts that just compensation has been earned by continued operation of the billboard over a period of time. Thus far, we have generally been able to obtain satisfactory compensation for our billboards purchased or removed as a result of governmental action, although there is no assurance that this will continue to be the case in the future.

A number of foreign, state and local governments have implemented or initiated taxes (including taxes on revenues from outdoor advertising or for the right to use outdoor advertising assets), fees and registration requirements in an effort to decrease or restrict the number of outdoor advertising structures and sites or raise revenues, or both. Restrictions on outdoor advertising of certain products and services are or may be imposed by federal, state and local laws and regulations. For example, tobacco products have been effectively banned from outdoor advertising in all of the jurisdictions in which we currently do business.

As the owner or operator of various real properties and facilities, we must comply with various foreign, federal, state and local environmental, health and safety laws and regulations. We and our properties are subject to such laws and regulations relating to the use, storage, disposal, emission and release of hazardous and nonhazardous substances and employee health and safety. Historically, with the exception of safety upgrades, we have not incurred significant expenditures to comply with these laws.

BUSINESS AND PROPERTIES

Overview

We are one of the largest lessors of advertising displays on out-of-home advertising structures and sites in the United States, Canada and Latin America. Our portfolio primarily consists of billboard displays, which are predominantly located in densely populated major metropolitan areas and along high-traffic expressways and major commuting routes. In addition, we have a number of exclusive multiyear contracts to operate advertising displays in municipal transit systems where our customers are able to reach millions of commuters on a daily basis. We have displays in all of the 25 largest markets in the United States, including in some of the most heavily trafficked locations, such as the Bay Bridge in San Francisco, Sunset Boulevard in Los Angeles and Grand Central Station and Times Square in New York City. We believe that the location of many of our displays is a strategic advantage relative to other forms of advertising. As of March 31, 2013, we had approximately 332,600 displays in the United States and approximately 27,900 displays across Canada and Latin America. The breadth of our portfolio provides our customers with a multitude of options to serve their varied marketing needs—for example, they can reach a large audience through national, brand-building campaigns (which Apple uses to market its iPhone and iPad products) or advertise by way of localized, action-inducing messages (which McDonald’s employs to make drivers aware of its nearby restaurants). For the three months ended March 31, 2013, we generated revenues, OIBDA and operating income of $279.2 million, $83.6 million and $34.7 million, respectively. For the year ended December 31, 2012, we generated revenues, OIBDA and operating income of $1.28 billion, $398.0 million and $201.2 million, respectively.

We believe that out-of-home advertising is an attractive form of advertising as our displays are “always on” and cannot be turned off, skipped or fast-forwarded, and that it provides our customers with a differentiated advertising solution at an attractive price point relative to other forms of advertising. In addition to leasing displays, we provide other value-added services to our customers, such as pre-campaign category research, creative design support and post-campaign tracking and analytics. Our large portfolio of displays and geographic reach allow us to serve a broad range of customers that includes consumer-focused companies in the entertainment, retail, healthcare, telecom, restaurant, financial services, travel and leisure and automotive industries. During the twelve months ended March 31, 2013, we served approximately 19,400 customers in the United States, including large, national companies such as Anheuser-Busch, Apple, AT&T, Diageo, Disney, McDonald’s, Sony and Verizon, as well as regional and local companies. As a result of our diverse base of customers, in the United States, no single industry contributed more than 11.0% of our revenues and no single customer contributed more than 1.7% of our revenues during the twelve months ended March 31, 2013.

As of March 31, 2013, we had approximately 300 digital billboard displays in the United States. The majority of our digital billboard displays have been converted from traditional static billboard displays. Increasing the number of digital billboard displays in our most heavily trafficked locations is an important element of our organic growth strategy. Digital billboard displays have the potential to attract additional business from both new and existing customers. We believe that digital billboard displays are attractive to our customers because they allow for the development of richer and more visually engaging messages and provide our customers with the flexibility both to target audiences by time of day and to quickly launch new advertising campaigns. In addition, digital billboard displays enable us to run multiple advertisements on each display (up to eight per minute). As a result, digital billboard displays generate approximately three to four times more revenue per display on average than traditional static billboard displays, and digital billboard displays generate higher profits than traditional static billboard displays. As the costs to convert traditional static billboard displays to digital billboard displays have declined, we have accelerated our conversion efforts, adding approximately 70 digital billboard displays in 2011 and 110 digital billboard displays in 2012 for a total investment of $47.2 million.

We generally own the physical billboard structures on which we display advertising copy for our customers, hold the legal permits to display advertising thereon and lease the underlying sites. These lease agreements have terms varying between one month and multiple years, and usually provide renewal options. A significant number of our billboard structures, referred to as “legal nonconforming” billboards, were legally constructed under laws in effect at the time they were built, but could not be constructed under current laws. These structures are often located in areas where it is difficult or not permitted to build additional billboards under current laws, which enhances the value of our portfolio.

We manage our business through the following two segments:

United States.  As of March 31, 2013, we had approximately 332,600 advertising displays in the United States, consisting of approximately 45,800 billboard displays and 286,800 transit and other displays, including the largest number of advertising displays of any out-of-home advertising company operating in the 25 largest markets in the United States. For the twelve months ended March 31, 2013, our United States segment generated 20% of its revenues in the New York City metropolitan area and 12% in the Los Angeles metropolitan area. For the three months ended March 31, 2013, our United States segment generated $245.2 million of revenues and $90.0 million of Segment OIBDA. For the year ended December 31, 2012, our United States segment generated $1.10 billion of revenues and $383.8 million of Segment OIBDA.

International.  Our International segment includes our operations in Canada and Latin America, including Mexico, Argentina, Brazil, Chile and Uruguay. We are the second largest out-of-home advertising company in Canada by revenue and one of the largest out-of-home advertising companies with significant scale across the countries in which we operate in Latin America. As of March 31, 2013, we had approximately 27,900 advertising displays in our International segment, consisting of approximately 14,200 billboard displays and 13,700 transit and other displays, including approximately 15,600 advertising displays in Canada. For the three months ended March 31, 2013, our International segment generated $34.0 million of revenues and $.5 million of Segment OIBDA. For the year ended December 31, 2012, our International segment generated $186.0 million of revenues and $29.9 million of Segment OIBDA.

History

We trace our roots to companies that helped to pioneer the growth of out-of-home advertising in the United States, such as Outdoor Systems, Inc., 3M National, Gannett Outdoor and TDI Worldwide Inc. In 1996, a predecessor of CBS acquired TDI Worldwide Inc., which specialized in transit advertising. Three years later, a predecessor of CBS acquired Outdoor Systems, Inc., which represented the consolidation of the outdoor advertising assets of large national operators such as 3M National, Gannett Outdoor (and its Canadian assets held in the name Mediacom) and Vendor (a Mexican outdoor advertising company) and many local operators in the United States, Canada and Mexico. In 2008, a subsidiary of CBS expanded our business into South America through the acquisition of International Outdoor Advertising Holdings Co., which operated in Argentina, Brazil, Chile and Uruguay. The company that we are today represents the hard-to-replicate combination of the assets of all of these businesses, as well as other acquisitions and internally developed assets.

Corporate Information

Our principal executive offices are located at 405 Lexington Avenue, 17th Floor, New York, NY 10174. Our telephone number is (212) 297-6400.

Business Strengths

Large-Scale Out-of-Home Advertising Platform.  We believe our large-scale portfolio of advertising structures and sites provides a compelling value proposition to our customers because of our national footprint, large market presence and strategically placed, high-traffic locations. A number of our displays are located in areas where it is difficult or not permitted to build additional billboards under current laws, which enhances the value of our portfolio. The size of our portfolio provides us with economies of scale that allow us to operate, invest and grow our business in an efficient manner. For example, it allows us to cost-effectively roll out new technologies, such as digital billboard displays, and to efficiently service our customers’ campaigns through enhanced audience delivery, measurement and reporting capabilities.

Out-of-Home Advertising Is an Impactful and Cost-Effective Medium.  Unlike other types of media, such as television, radio and the internet, out-of-home advertising is “always on.” It cannot be turned off, skipped or fast-forwarded. We believe that this helps our customers to better reach their target audiences. In addition, using out-of-home advertising can be a cost-effective way for advertisers to reach an audience relative to other forms of media; outdoor advertising has an average CPM of $5.22, as compared with $14.98 for television and $35.50 for newspapers, according to a 2013 SNL Kagan report on Economics of Outdoor & Out-of-Home Advertising.

Significant Presence in Large Metropolitan Markets.  Our portfolio includes advertising structures and sites in all of the 25 largest markets in the United States, covering 50% of the U.S. population. We believe that our positions in major metropolitan markets, such as New York City, Los Angeles, Chicago, Washington, D.C. and San Francisco, are desirable to customers wishing to reach large audiences. We believe that our strong positions in these markets provide us with an advantage in attracting national advertising campaigns. Our large-scale portfolio allows our customers to reach a national audience and also provides the flexibility to tailor campaigns to specific regions or markets. For the twelve months ended March 31, 2013, we generated approximately 41% of our revenues from national advertising campaigns. Many of our advertising displays are located in strategic locations with limited supply, including the Bay Bridge in San Francisco, Sunset Boulevard in Los Angeles and Grand Central Station and Times Square in New York City.

Diverse and Long-Standing Customer Base.  Our revenues are derived from a broad, diverse set of national, regional and local customers across a range of industries. During the twelve months ended March 31, 2013, in the United States we served approximately 19,400 customers and no single customer contributed more than 1.7% of our revenues. Our broad customer base includes companies in the entertainment, retail, healthcare, telecom, restaurant, financial services, travel and leisure and automotive industries. For the twelve months ended March 31, 2013, in the United States, no single industry contributed more than 11.0% of our revenues. Many of our customers have utilized out-of-home advertising for decades and have been customers of ours for many years.

Strong Profitability and Significant Cash Flow Generation.  Our business is highly profitable and generates significant cash flows. In 2012, our OIBDA margin was 31.0%. We also benefit from significant operating leverage due to our high proportion of fixed costs, which allows us to generate significant OIBDA and cash flows from incremental revenues. In 2012, we generated cash flows from operating activities of $311.3 million. In addition, most of our capital expenditures are directed towards new revenue-generating projects, such as the conversion of traditional static billboard displays to digital billboard displays.

Experienced Management.  Members of our management team have served as ambassadors for the promotion of out-of-home advertising as a preferred advertising medium, and we believe that they have been instrumental in the development of industry-wide initiatives to improve audience measurement and targeting capabilities. Our management team includes members of the board and committees of the Outdoor Advertising Association of America and other personnel who are closely involved in advocacy for constituents of the out-of-home advertising industry, including advertisers, consumers and communities.

Growth Strategy

Continued Conversion to Digital Billboard Displays.  Increasing the number of digital billboard displays in our most heavily trafficked locations is an important element of our organic growth strategy, as digital billboard displays have the potential to attract additional business from both new and existing customers. Digital billboard displays generate approximately three to four times more revenues per display on average than traditional static billboard displays, and digital billboard displays generate higher profits than traditional static billboard displays. In addition, digital billboard displays are attractive to our customers because they allow for the development of richer and more visually engaging messages and provide our customers with the flexibility both to target audiences by time of day and to quickly launch new advertising campaigns. As of March 31, 2013, we had approximately 300 digital billboard displays in the United States, representing only approximately 1% of our total billboard displays in the United States. As the costs to convert traditional static billboard displays to digital billboard displays have declined, we have accelerated our conversion efforts, adding approximately 70 digital billboard displays in 2011 and 110 digital billboard displays in 2012. We intend to spend a significant portion of our capital expenditures in coming years to continue to increase the number of digital billboard displays in our portfolio.

Consider Selected Acquisition Opportunities.  Our national footprint in the United States and significant presence in Canada and the countries in which we operate in Latin America provide us with an attractive platform on which to add additional advertising structures and sites. Our scale gives us advantages in driving additional revenues and reducing operating costs from acquired billboards. We believe that there is significant opportunity for additional industry consolidation, and we will evaluate opportunities to acquire additional advertising structures and sites on a case-by-case basis.

Encourage Adoption of New Audience Measurement Systems.  We believe that the accelerated adoption of the out-of-home advertising industry’s audience measurement system (the “TAB Out-of-Home Ratings”) will enhance the value of out-of-home advertising media by providing our customers with improved audience measurement and the ability to target by gender, age, ethnicity and income. We believe that by providing a consistent and reliable audience measurement metric comparable to those used by other media formats, the TAB Out-of-Home Ratings encourages the incorporation of out-of-home advertising media by independent marketing specialists and advertising agencies that increasingly rely on analytical models to design marketing campaigns.

Drive Enhanced Revenue Management.  We focus heavily on inventory management and advertising rate pricing systems to improve revenue yield over time across our portfolio of advertising structures and sites. By carefully managing our pricing on a market-by-market and display-by-display basis, we aim to improve profitability by ensuring pricing discipline. We believe that closely monitoring pricing and improving pricing discipline will provide strong potential revenue enhancement. Furthermore, we believe that there are additional opportunities for us to drive cost efficiencies through restructured land leases and franchise terms, sales force incentives and centralized management structures.

Our Portfolio of Outdoor Advertising Structures and Sites

Investment Diversification

Diversification by Customer

For the year ended December 31, 2012 and the quarter ended March 31, 2013, no individual customer represented greater than 1.7% of our revenues. Therefore, we do not consider detailed information by individual customer to be meaningful.

Diversification by Industry

The following table sets forth information regarding the diversification of revenues earned in the United States among different industries for the twelve months ended March 31, 2013.

Industry	Percentage of Total Revenues for the Twelve Months Ended March 31, 2013

Professional Services	11%

Retail	10%

Television	8%

Healthcare/Pharmaceuticals	7%

Telephone/Utilities	6%

Restaurants/Fast Food	6%

Financial Services	6%

Entertainment	5%

Travel/Leisure	5%

Beer/Liquor	5%

Movies	4%

Automotive	4%

Computers/Internet	3%

Food	3%

Casinos	3%

Other(1)	14%

Total	100%

(1)	No single industry in “Other” individually represents more than 1% of total revenues.

Diversification by Geography

Our advertising structures and sites are geographically diversified across 39 states and seven countries, as well as Puerto Rico. The following table sets forth information regarding the geographic diversification of our advertising structures and sites, which are listed in order of contributions to total revenue.

	Percentage of Total Revenues for the Twelve Months Ended March 31, 2013				Number of Displays as of March 31, 2013

Location (Metropolitan Area)	Static Billboard Displays	Digital Billboard Displays	Transit and Other Displays	Total	Static Billboard Displays	Digital Billboard Displays	Transit and Other Displays	Total	Percentage of Total Displays

New York, NY	3%	5%	54%	17%	162	6	165,544	165,712	46%

Los Angeles, CA	10%	13%	11%	11%	3,862	16	42,649	46,527	13%

State of New Jersey	5%	11%	—	4%	4,111	16	—	4,127	1%

Miami, FL	4%	3%	2%	3%	1,035	12	14,937	15,984	4%

Houston, TX	5%	2%	—	3%	1,219	7	—	1,226	<1%

Detroit, MI	4%	7%	<1%	3%	2,367	19	14,999	17,385	5%

Washington, D.C.	<1%	—	10%	3%	8	—	19,778	19,786	5%

San Francisco, CA	3%	9%	<1%	3%	1,464	11	547	2,022	<1%

Atlanta, GA	2%	6%	3%	3%	2,515	29	16,389	18,933	5%

Chicago, IL	4%	2%	—	3%	989	7	—	996	<1%

Dallas, TX	3%	5%	<1%	2%	731	14	298	1,043	<1%

Tampa, FL	3%	5%	—	2%	1,718	17	—	1,735	<1%

Phoenix, AZ	2%	7%	2%	2%	1,934	38	2,831	4,803	1%

Orlando, FL	2%	2%	—	2%	1,580	10	—	1,590	<1%

St. Louis, MO	2%	2%	—	1%	1,475	8	—	1,483	<1%

All Other United States and Puerto Rico	32%	21%	4%	24%	20,292	94	8,833	29,219	8%

Total United States	84%	100%	89%	86%	45,462	304	286,805	332,571	92%

Canada	8%	<1%	8%	7%	6,919	3	8,692	15,614	4%

Mexico	5%	—	1%	4%	4,933	—	74	5,007	2%

South America	3%	—	2%	3%	2,381	—	4,939	7,320	2%

Total International	16%	<1%	11%	14%	14,233	3	13,705	27,941	8%

Total	100%	100%	100%	100%	59,695	307	300,510	360,512	100%

Renovation, Improvement and Development

Most of our non-maintenance capital expenditures are directed towards new revenue-generating projects, such as the conversion of traditional static billboard displays to digital. As the costs to convert a traditional static billboard display to a digital billboard display have declined, we have accelerated our conversion efforts, adding approximately 70 digital billboard displays in 2011 and approximately 110 digital billboard displays in 2012. As of March 31, 2013, we had approximately 300 digital billboard displays in the United States, representing only approximately 1% of our total billboard displays in the United States. We intend to spend a significant portion of our capital expenditures in coming years to continue increasing the number of digital billboard displays in our portfolio.

We routinely invest capital in the maintenance and repair of our billboard and transit structures. This includes safety initiatives, replaced displays as well as new billboard components such as panels, sections, catwalks, lighting and ladders. Our maintenance capital expenditures for the years ended December 31, 2012, 2011 and 2010 were $16.0 million, $15.3 million and $20.4 million, respectively. We expect similar levels of maintenance capital expenditures for the year ended December 31, 2013.

Contract Expirations

We derive revenues primarily from providing advertising space to customers on our advertising structures and sites. Our contracts with customers generally cover periods ranging from four weeks to one year and are generally billed every four weeks. Since contract terms are short term in nature, revenues by year of contract expiration are not considered meaningful.

Our Recent Acquisition Activity

We have historically pursued opportunities to acquire billboards, including the related permits and leasehold agreements. We have completed $8.1 million of such acquisitions during the twelve months ended March 31, 2013. We do not currently have any material pending acquisitions.

Insurance

Prior to the completion of this offering, we are an indirect wholly owned subsidiary of CBS and the advertising structures and sites in our portfolio are covered under CBS’s blanket policy for commercial general liability, fire, extended coverage, earthquake, business interruption and rental loss insurance. We are also covered by other CBS policies, including errors and omissions, terrorism, director’s and officer’s liability, fiduciary liability, employment practices liability, professional liability and workers’ compensation insurance. CBS has advised us that, upon completion of this offering and until the earlier of the time that (i) CBS no longer owns, directly or indirectly, more than 50% of our outstanding common stock or (ii) we are covered by a stand-alone insurance program, we will continue to be covered by the insurance policies and programs maintained by CBS. We believe that the current policy specifications and insured limits that CBS has selected are appropriate based upon our contract obligations as well as given the relative risk of loss, the cost of the coverage and industry practice. In the opinion of our company’s management, the advertising structures and sites in our portfolio are, and upon completion of this offering will be, adequately insured.

At or before the time that CBS no longer owns, directly or indirectly, more than 50% of our outstanding common stock, we will have procured a stand-alone insurance program, effective as of such time, with policy specifications and insured limits based on our assessment of our business and the risks we face as a stand-alone company. We cannot predict whether all of the coverage that CBS currently maintains with respect to the structures and sites in our portfolio will be available to us on the same or similar basis as a stand-alone company, or what the future costs or limitations on any coverage that is available to us will be.

Competition

The outdoor advertising industry is fragmented, consisting of several large companies operating on a national basis, such as our company, Clear Channel Outdoor Holdings, Inc., JCDecaux S.A. and Lamar Advertising Company, as well as hundreds of smaller regional and local companies operating a limited number of displays in a single or a few local markets. We compete with these companies for both customers and structure and display locations.

We also compete with other media, including broadcast and cable television, radio, print media, the internet and direct mail marketers, within their respective markets. In addition, we compete with a wide variety of out-of-home media, including advertising in shopping centers, airports, movie theaters, supermarkets and taxis. Advertisers compare relative costs of available media, including CPMs, particularly when delivering a message to customers with distinct demographic characteristics. In competing with other media, the outdoor advertising industry relies on its relative cost efficiency and its ability to reach specific markets, geographic areas and/or demographics.

Employees

As of March 31, 2013, we had approximately 2,325 employees, of which 299 were local account executives in our United States segment, 49 were national account executives in our United States segment and 93 were account executives in our International segment. As of March 31, 2013, approximately 2,295 of our employees were full-time employees and approximately 30 were part-time employees. Some of these employees are represented by labor unions and are subject to collective bargaining agreements.

Legal Proceedings

On an ongoing basis, we are engaged in lawsuits and governmental proceedings and respond to various investigations, inquiries, notices and claims from national, state and local governmental and other authorities (collectively, “litigation”) as the outdoor advertising industry is subject to governmental regulation. Litigation is inherently uncertain and always difficult to predict. Although it is not possible to predict with certainty the eventual outcome of any litigation, in our opinion, none of our current litigation is expected to have a material adverse effect on our results of operations, financial position or cash flows. See “Regulation.”

Offices

Our principal executive offices are located at 405 Lexington Avenue, 17th Floor, New York, NY 10174. We and our subsidiaries also own and lease office and warehouse space throughout the United States, Canada and several other foreign countries for our businesses. We consider our properties adequate for our present needs.

MANAGEMENT

Directors and Executive Officers

Prior to the effectiveness of this registration statement, we will disclose, in accordance with the rules and regulations of the SEC, information about the persons whom we expect to serve as our directors and executive officers following this offering.

Election and Classification of Directors

In accordance with the terms of our charter, our board of directors will be divided into three classes, Class I, Class II and Class III, with each class serving staggered three-year terms, and will be divided as follows:

•	The Class I directors will be , and their term will expire at the annual meeting of stockholders to be held in 2014;

•	The Class II directors will be , and their term will expire at the annual meeting of stockholders to be held in 2015; and

•	The Class III directors will be , and their term will expire at the annual meeting of stockholders to be held in 2016.

At each annual meeting of stockholders, upon the expiration of the term of a class of directors, the successor to each such director in the class will be elected to serve from the time of election and qualification until the third annual meeting following his or her election and until his or her successor is duly elected and qualifies. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors.

Board of Directors

Our business and affairs are managed under the direction of our board of directors. Our charter will provide that the number of directors on our board of directors will be fixed exclusively by our board of directors pursuant to our bylaws, but may not be fewer than the minimum required by Maryland law, which is one. Our bylaws will provide that our board of directors will consist of not less than one and not more than          directors. Upon the completion of this offering, we expect that our board of directors will consist of          directors.

Committees of the Board of Directors

Prior to the effectiveness of this registration statement, we will disclose, in accordance with the rules and regulations of the SEC, information regarding the committees we expect our board of directors to appoint following this offering.

“Controlled Company” Exemptions

Upon the completion of this offering, CBS indirectly will own more than 50% of the voting power of all of the then-outstanding shares of our stock entitled to vote generally in the election of directors, and we will be a “controlled company” under applicable stock exchange corporate governance standards. As a controlled company, we intend to rely on certain exemptions from the stock exchange corporate governance standards, including the requirements that:

•	the majority of our board of directors consists of independent directors;

•	we have a nominating and governance committee composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities; and

•	we have a compensation committee composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities.

We intend to rely on these exemptions, and, as a result, you will not have the same protections afforded to stockholders of companies that are subject to all of the stock exchange corporate governance requirements.

Compensation of Directors

Prior to this offering, we have not paid our directors for their service on the board of directors. Our board of directors will set the compensation of our directors. Prior to the effectiveness of this registration statement, we will disclose, in accordance with the rules and regulations of the SEC, information regarding the compensation of our directors.

Indemnification and Limitation of Directors’ and Officers’ Liability

Maryland law permits a Maryland corporation to include in its charter a provision limiting the liability of its directors and officers to the corporation and its stockholders for money damages, except for liability resulting from (a) actual receipt of an improper benefit or profit in money, property or services or (b) active and deliberate dishonesty that is established by a final judgment and which is material to the cause of action. Our charter will contain a provision that eliminates the liability of our directors and officers to the maximum extent permitted by Maryland law.

The MGCL requires us (unless our charter provides otherwise, which our charter will not) to indemnify a director or officer who has been successful, on the merits or otherwise, in the defense of any proceeding to which he or she is made a party by reason of his or her service in that capacity. The MGCL permits us to indemnify any present or former director or officer, among others, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by him or her in connection with any proceeding to which he or she may be made or threatened to be made a party by reason of his or her service in those or other capacities unless it is established that:

•	the act or omission of the director or officer was material to the matter giving rise to the proceeding and (i) was committed in bad faith or (ii) was the result of active and deliberate dishonesty;

•	the director or officer actually received an improper personal benefit in money, property or services; or

•	in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful.

Under the MGCL, we may not indemnify a director or officer in a suit by us or in our right in which the director or officer was adjudged liable to us or in a suit in which the director or officer was adjudged liable on the basis that personal benefit was improperly received. A court may order indemnification if it determines that the director or officer is fairly and reasonably entitled to indemnification, even though the director or officer did not meet the prescribed standard of conduct or was adjudged liable on the basis that personal benefit was improperly received. However, indemnification for an adverse judgment in a suit by us or in our right, or for a judgment of liability on the basis that personal benefit was improperly received, is limited to expenses.

In addition, the MGCL permits us to advance reasonable expenses to a director or officer upon our receipt of:

•	a written affirmation by the director or officer of his or her good-faith belief that he or she has met the standard of conduct necessary for indemnification by us; and

•

a written undertaking by or on behalf of the director or officer to repay the amount paid or reimbursed by us if it is ultimately determined that the director or officer did not meet the standard of conduct.

Our charter will authorize us to obligate us, and our bylaws will obligate us, to the maximum extent permitted by Maryland law in effect from time to time, to indemnify and, without requiring a preliminary determination of the ultimate entitlement to indemnification, pay or reimburse reasonable expenses in advance of final disposition of a proceeding to:

•	any present or former director or officer who is made or threatened to be made a party to a proceeding by reason of his or her service in that capacity; and

•

any individual who, while a director or officer of our company and at our request, serves or has served as a director, officer, partner, trustee, member or manager of another corporation, real estate investment trust, limited liability company, partnership, joint venture, trust, employee benefit plan or any other enterprise and who is made or threatened to be made a party to the proceeding by reason of his or her service in that capacity.

Our charter and bylaws will also permit us to indemnify and advance expenses to any person who served a predecessor of ours in any of the capacities described above and to any employee or agent of our company or a predecessor of our company.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the “Securities Act”), may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Compensation Discussion and Analysis

Prior to the effectiveness of this registration statement, we will disclose, in accordance with the rules and regulations of the SEC, information regarding the compensation of our named executive officers.

CERTAIN RELATIONSHIPS AND RELATED-PERSON TRANSACTIONS

Agreements Between CBS and Us Relating to this Offering or the Separation

Master Separation Agreement

In connection with this offering, we will enter into a master separation agreement, which will provide for, among other things, our responsibility for liabilities relating to our business and the responsibility of CBS for liabilities unrelated to our business. The master separation agreement will also contain indemnification obligations and ongoing commitments of us and CBS.

Transition Services Agreement

In connection with this offering, we will enter into a transition services agreement with CBS, pursuant to which both parties will provide certain specified services to each other on an interim basis.

Tax Matters Agreement

In connection with this offering, we will enter into a tax matters agreement, which will govern the respective rights, responsibilities and obligations of CBS and us with respect to tax liabilities and benefits, tax attributes, the preparation and filing of tax returns, the control of audits and other tax proceedings and other matters regarding taxes for the periods during which we are a member of the CBS consolidated tax group.

Employee Matters Agreement

In connection with this offering, we will enter into an employee matters agreement, which will allocate responsibility with respect to certain employee-related matters between us and CBS.

Intellectual Property Agreement

In connection with this offering, we will enter into an intellectual property agreement, which will allocate responsibility with respect to certain intellectual property matters between us and CBS.

Registration Rights Agreement

In connection with this offering, we will enter into a registration rights agreement, which will provide CBS and its affiliated entities with certain registration rights for shares of our common stock owned by them, as follows:

Demand Registration Rights. CBS and its affiliated entities will be entitled to certain demand registration rights. At any time after the completion of this offering, such holders may, on not more than              occasions, request that we register all or a portion of their shares, subject to customary limitations.

Piggyback Registration Rights. In the event that we propose to register any of our equity securities or securities convertible into or exchangeable for our equity securities under the Securities Act, either for our own account or for the account of other security holders, CBS and its affiliated entities will be entitled to certain “piggyback” registration rights allowing them to include their shares in such registration, subject to customary limitations. As a result, whenever we propose to file a registration statement under the Securities Act, other than with respect to a registration statement on Form S-4 or S-8 or certain other exceptions, CBS and its affiliated entities are entitled to notice of the registration and have the right, subject to certain limitations, to include their shares in the registration.

Review, Approval or Ratification of Transactions with Related Persons

Following completion of this offering, we expect to adopt a written policy regarding the review and approval, ratification or other action to be taken with respect to transactions with related persons.

Other Related-Person Transactions

CBS.  We are an indirect wholly owned subsidiary of CBS. CBS provides us with certain services such as insurance and support for technology systems and also provides benefits to our employees, including certain postemployment benefits, medical, dental, life and disability insurance and offers participation in a 401(k) savings plan. For more information on the allocation of the charges for these services and benefits, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Related Parties.” Prior to the completion of this offering, we will enter into various agreements to govern our relationship with CBS during the period between the completion of this offering and the effective date of the Separation and to complete the Separation of our business from CBS, including the agreements noted above. In addition, we participate in CBS’s centralized cash management system. Under this system, on a daily basis, any excess cash we generate is automatically transferred to CBS and any additional daily cash flow needs are funded by CBS. As such, CBS benefits from the positive cash flow we generate, and CBS also provides us with sufficient daily liquidity to fund our ongoing cash needs. As a result, we have historically required minimal cash on hand. At the time of the Formation Borrowing, such participation will cease.

For advertising spending placed by CBS and its subsidiaries, we recognized total revenues of $19.2 million for the year ended December 31, 2012 and $22.9 million for each of the years ended December 31, 2011 and 2010.

Other Related Persons.  Viacom Inc. is controlled by National Amusements, Inc., the controlling stockholder of CBS. Revenues recognized for advertising spending placed by various subsidiaries of Viacom Inc. were $9.4 million, $11.4 million and $11.7 million for the years ended December 31, 2012, 2011 and 2010, respectively.

Aggregate Consideration to CBS

As part of our formation transactions, we will distribute the CBS Note to our parent, an indirect wholly owned subsidiary of CBS, pursuant to which we will owe such subsidiary a principal amount equal to $                         . The CBS Note will be payable upon demand and will mature on                             . We intend to use a portion of the combined net proceeds from the Formation Borrowing and from this offering to repay the CBS Note. We intend to use the remaining net proceeds from the Formation Borrowing and from this offering for corporate purposes and ongoing cash needs. See “Use of Proceeds.” As a result of our formation transactions and this offering, CBS will receive aggregate consideration of approximately $        .

FORMATION TRANSACTIONS

We intend to complete a series of formation transactions prior to the completion of this offering:

•

On June 20, 2013, we were formed as a Maryland corporation and filed our initial charter in Maryland. On the same date, we adopted our initial bylaws and, upon issuing shares to our parent, an indirect wholly owned subsidiary of CBS, we became an indirect wholly owned subsidiary of CBS;

•	CBS will effect a series of reorganization transactions resulting in the entities comprising CBS’s Outdoor Americas operating segment being consolidated under us;

•

We will distribute the CBS Note to our parent, an indirect wholly owned subsidiary of CBS, pursuant to which we will owe such subsidiary a principal amount equal to $            . The CBS Note will be payable upon demand and will mature on                 . We intend to use a portion of the combined net proceeds from the Formation Borrowing and from this offering to repay the CBS Note. We intend to use the remaining net proceeds from the Formation Borrowing and from this offering for corporate purposes and ongoing cash needs. See “Use of Proceeds”;

•	We will incur indebtedness of $ in the Formation Borrowing. We intend to use a portion of the combined net proceeds from the Formation Borrowing and from this offering to repay the CBS Note;

•

We will enter into the          year $         Revolving Credit Facility with third-party financial institutions. The Revolving Credit Facility will be used for general corporate purposes and ongoing cash needs. We do not expect to have any outstanding borrowings under our Revolving Credit Facility upon completion of this offering;

•	We will form one or more subsidiary corporations to serve as TRSs and will contribute our non-real estate and non-U.S. assets to such TRSs; and

•	We will amend and restate our initial charter and amend and restate our initial bylaws.

We refer to the above transactions as our “formation transactions.” As a result of our formation transactions, at or before the completion of this offering, we will, directly or indirectly, own all of the entities that currently conduct the business described in this prospectus. For convenience, we describe our business in this prospectus as if we had been the owner of these entities prior to this offering. Our formation transactions may be completed in any order.

THE SEPARATION

CBS has advised us that it currently intends to dispose of all of the shares of our common stock that it indirectly will own upon the completion of this offering following the “lock-up” period described under “Underwriting.” CBS has advised us that it intends to effect the Separation by means of a tax-free split-off, pursuant to which CBS will offer its stockholders the option to exchange their shares of CBS common stock for shares of our common stock in an exchange offer. If the exchange offer is undertaken and consummated and not fully subscribed because less than all shares of our common stock owned by CBS are exchanged, the remaining shares of our common stock owned by CBS may be offered in one or more subsequent exchange offers (together with the initial exchange offer, the “exchange offer(s)”) and/or distributed on a pro rata basis to CBS stockholders whose shares of CBS common stock remain outstanding after consummation of the exchange offer(s) (such distribution, together with the exchange offer(s), the “split-off”). CBS has requested a private letter ruling from the IRS and expects to receive certain opinions of counsel to the effect that the split-off, together with certain related transactions, will qualify as a tax-free distribution for U.S. federal income tax purposes under Section 355 of the Code. If CBS does not proceed with the split-off, it could elect to dispose of our common stock in a number of different types of transactions, including open market sales, sales to one or more third parties or pro rata distributions of our shares to CBS’s stockholders or a combination of these transactions. CBS could also elect to not dispose of our common stock. The determination of whether, when and how to proceed with the Separation is entirely within the discretion of CBS.

Except for the “lock-up” period described under “Underwriting,” CBS is not subject to any contractual obligation to maintain its share ownership. For more information on the potential effect of CBS’s disposition of our common stock by means of the Separation or otherwise, please read “Risk Factors—Risks Related to Our Affiliation with CBS—Transfers of our common stock by CBS could adversely affect your rights as a stockholder and cause our stock price to decline.”

We are, and, until CBS ceases to own at least 80% of our common stock, we will remain, a member of CBS’s consolidated tax group for U.S. federal income tax purposes and will be taxable as a regular domestic C corporation for U.S. federal income tax purposes (i.e., we will be subject to taxation at regular corporate rates). Pursuant to the tax matters agreement that we will enter into with CBS, we will be liable to pay CBS in respect of any taxes imposed on or with respect to us while we are a member of the CBS consolidated tax group.

Following the Separation, we intend to elect and qualify to be taxed as a REIT (the “REIT election”), and we, together with one or more of our subsidiaries, will jointly elect to treat such subsidiaries as TRSs (the “TRS election”). We expect the Separation to be consummated in 2014 and to make the REIT election (and the TRS election) for our taxable year beginning the day after the effective date of the Separation and ending December 31, 2014. However, depending on how CBS elects to proceed with the Separation (including the timing and number of exchange offers, if any), we may cease to be a member of the CBS consolidated tax group prior to the effective date of the Separation. In such circumstance, we may make our REIT election (and the TRS election) effective as of the day after we cease to be a member of the CBS consolidated tax group. For more information on the potential effect of any delay in the completion of the Separation or the nonoccurrence of the Separation, please read “Risk Factors—Risks Related to Our Affiliation with CBS—A delay in the completion of the Separation or the nonoccurrence of the Separation could result in our remaining a taxable corporation and could significantly reduce the amount of cash available for distribution to our stockholders.”

Our qualification to be taxed as a REIT will depend upon our ability to meet on a continuing basis, through actual investment and operating results, various complex requirements under the Code, relating to, among other things, the sources of our gross income, the composition and values of our assets, our distribution levels and the diversity of ownership of our shares. We believe that immediately following this offering we will be organized in conformity with the requirements for qualification and taxation as a REIT under the Code and that our intended manner of operation will enable us to meet the requirements for qualification and taxation as a REIT. Upon completion of this offering, CBS indirectly will own approximately     % of our outstanding common stock (or approximately 81% if the underwriters exercise their over-

allotment option in full). Our board of directors will grant CBS and certain of its affiliates a waiver of the ownership restrictions contained in our charter, subject to certain initial and ongoing conditions designed to protect our status as a REIT. See “Risk Factors—Risks Related to Our REIT Election and Our Status as a REIT—If we fail to meet the REIT income tests as a result of receiving non-qualifying rental income, we would be required to pay a penalty tax in order to retain our REIT status.” CBS has requested a private letter ruling from the IRS with respect to certain issues relevant to our qualification to be taxed as a REIT.

So long as we qualify to be taxed as a REIT, we generally will not be subject to U.S. federal income tax on our net taxable income that we distribute to our stockholders. If we fail to qualify to be taxed as a REIT in any taxable year and do not qualify for certain statutory relief provisions, we will be subject to U.S. federal income tax at regular corporate rates and will be precluded from re-electing to be taxed as a REIT for the subsequent four taxable years following the year during which we lose our REIT qualification. Even if we qualify for taxation as a REIT, we may be subject to certain U.S. federal, state and local taxes on our income or property, and the income of our TRSs will be subject to taxation at regular corporate rates.

If CBS completes the Separation by means of the split-off, CBS will allocate its earnings and profits between CBS and us in accordance with provisions of the Code. In order to comply with certain REIT qualification requirements, we will, before the end of any REIT taxable year in which we have accumulated earnings and profits attributable to a non-REIT year, declare a dividend to our stockholders to distribute such accumulated earnings and profits, including any earnings and profits allocated to us by CBS in connection with the split-off (any such distribution declared in our first REIT taxable year or with respect to earnings and profits allocated to us by CBS, the “Purging Distribution(s)”). We cannot currently predict the amount of the Purging Distribution(s). We expect to pay the Purging Distribution(s) in a combination of cash and our stock, a substantial portion of which will be in stock.

PRINCIPAL STOCKHOLDERS

The following table sets forth the beneficial ownership of shares of our common stock following the completion of this offering, based on the midpoint of the price range set forth on the cover of this prospectus, for (a) each person who is expected to be the beneficial owner of 5% or more of the outstanding common stock immediately following the completion of this offering, (b) directors, proposed directors and the executive officers and (c) directors, proposed directors and executive officers as a group. Beneficial ownership is determined according to the rules of the SEC and generally means that a person has beneficial ownership of a security if he, she or it possesses sole or shared voting or investment power of that security, including options that are currently exercisable or exercisable within 60 days of                     . The information does not necessarily indicate beneficial ownership for any other purpose, including for purposes of Sections 13(d) and 13(g) of the Securities Act. Except as indicated by the footnotes below, we believe, based on the information furnished to us, that the persons named in the table below have sole voting and investment power with respect to all shares of common stock shown that they beneficially own, subject to community property laws where applicable. Each person named in the table has sole voting and investment power with respect to all of the shares of our common stock shown as beneficially owned by such person, except as otherwise set forth in the notes to the table. Unless otherwise indicated, the address of each named person is c/o CBS Outdoor Americas Inc., 405 Lexington Avenue, 17th Floor, New York, New York 10174.

Name of Beneficial Owner	Shares (%) Beneficially Owned Prior to Offering	Shares (%) Beneficially Owned After Offering(1)

Beneficial owners of 5% or more of our common stock:

CBS Corporation(2)	(100%)	( %)

Sumner M. Redstone/National Amusements, Inc. (“NAI”)/NAI Entertainment Holdings LLC (“NAI EH”)(3)	(100%)	( %)

Directors, proposed directors and executive officers:

All directors, proposed directors and executive officers as a group ( persons)

*         Less than one percent.

(1)      Assumes              shares of our common stock are outstanding immediately following this offering.

(2)      The address of CBS Corporation is 51 West 52nd Street, New York, NY 10019.

(3)      Mr. Redstone, NAI and NAI EH beneficially own a controlling interest in CBS as disclosed in Amendment 18 to the Schedule 13G they filed on February 8, 2013 and, accordingly, may be deemed to beneficially own all of the Company’s shares held by CBS. As disclosed in the definitive proxy statement filed by CBS on April 12, 2013, as of March 28, 2013, NAI beneficially owned, directly and indirectly through its wholly owned subsidiary, NAI EH, approximately 79.7% of CBS’s outstanding Class A voting Common Stock and approximately 6.5% of CBS’s outstanding Class A voting Common Stock and Class B non-voting Common Stock on a combined basis. Sumner M. Redstone is the controlling stockholder of NAI. The address of each of Mr. Redstone, NAI and NAI EH is 846 University Avenue, Norwood, MA 02062.

DESCRIPTION OF SECURITIES

The following summary of the terms of the stock of our company does not purport to be complete and is subject to and qualified in its entirety by reference to the MGCL, our charter and our bylaws. Copies of our charter and bylaws are filed as exhibits to the registration statement of which this prospectus is a part. See “Where You Can Find More Information.”

General

Our charter will provide that we may issue up to              shares of common stock, $0.01 par value per share, and              shares of preferred stock, $         par value per share. Our charter will authorize our board of directors, with the approval of a majority of the entire board and without stockholder approval, to amend our charter to increase or decrease the aggregate number of shares of stock that we are authorized to issue or the number of authorized shares of any class or series of stock. Upon completion of this offering,              shares of our common stock and no shares of our preferred stock will be issued and outstanding. Under Maryland law, our stockholders generally are not liable for our debts or obligations solely as a result of their status as stockholders.

Shares of Common Stock

All of the shares of common stock offered by this prospectus will be duly authorized, and, when issued, will be fully paid and nonassessable. Subject to the preferential rights, if any, of holders of any other class or series of our stock and to the provisions of our charter relating to the restrictions on ownership and transfer of shares of our stock, holders of our common stock are entitled to receive distributions when authorized by our board of directors and declared by us out of assets legally available for distribution to our stockholders and will be entitled to share ratably in our assets legally available for distribution to our stockholders in the event of our liquidation, dissolution or winding-up, after payment of or adequate provision for all of our known debts and liabilities.

Subject to the provisions of our charter regarding the restrictions on ownership and transfer of shares of our stock and except as may be otherwise specified in the terms of any class or series of common stock, each outstanding share of common stock entitles the holder to one vote on all matters submitted to a vote of stockholders, including the election of directors, and, except as may be provided with respect to any other class or series of our stock, the holders of shares of our common stock will possess the exclusive voting power. Directors will be elected by a plurality of all of the votes cast in the election of directors. There is no cumulative voting in the election of directors. Consequently, the holders of a majority of the outstanding shares of our common stock can elect all of the directors then standing for election, and the holders of the remaining shares will not be able to elect any directors.

Holders of shares of our common stock have no appraisal, preference, conversion, exchange, sinking fund or redemption rights and have no preemptive rights to subscribe for any securities of our company. Subject to the provisions of our charter regarding the restrictions on ownership and transfer of shares of our stock, shares of our common stock will have equal distribution, liquidation and other rights.

Power to Increase or Decrease Authorized Shares of Stock, Reclassify Unissued Shares of Stock and Issue Additional Shares of Common and Preferred Stock

Our charter will authorize our board of directors, with the approval of a majority of the entire board and without stockholder approval, to amend our charter to increase or decrease the aggregate number of shares of stock or the number of shares of any class or series of stock that we are authorized to issue. In addition, our charter will authorize our board of directors to authorize the issuance from time to time of shares of our common and preferred stock.

Our charter also will authorize our board of directors to classify and reclassify any unissued shares of our common or preferred stock into other classes or series of stock, including one or more classes or series of stock that may have preferences over our common stock with respect to distributions or upon liquidation, and will authorize us to issue the newly classified shares. Prior to the issuance of shares of each new class or series, our board of directors is required by Maryland law and by our charter to set, subject to the provisions of our charter regarding the restrictions on ownership and transfer of shares of our stock, the preferences, conversion and other rights, voting powers, restrictions, limitations as to distributions, qualifications and terms and conditions of redemption for each class or series. Therefore, although our board of directors does not currently have any plans to do so, it could authorize the issuance of shares of common or preferred stock with terms and conditions that could have the effect of delaying, deferring or preventing a change in control or other transaction that might involve a premium price for shares of our common stock or otherwise be in the best interests of our stockholders. No shares of preferred stock are presently outstanding, and we have no present plans to issue any shares of preferred stock.

We believe that the power of our board of directors to approve amendments to our charter to increase or decrease the number of authorized shares of stock, to authorize us to issue additional authorized but unissued shares of common or preferred stock and to classify or reclassify unissued shares of common or preferred stock and thereafter to authorize us to issue such classified or reclassified shares of stock will provide us with increased flexibility in structuring possible future financings and acquisitions and in meeting other needs that might arise.

Restrictions on Ownership and Transfer

In order for us to qualify to be taxed as a REIT under the Code, shares of our stock must be owned by 100 or more persons during at least 335 days of a taxable year of twelve months or during a proportionate part of a shorter taxable year (other than the first year for which an election to qualify to be taxed as a REIT has been made). Also, not more than 50% of the value of the outstanding shares of our stock (after taking into account options to acquire shares of stock) may be owned, directly or indirectly, by five or fewer individuals (as defined in the Code to include certain entities such as private foundations) during the last half of a taxable year (other than the first year for which an election to be a REIT has been made). To qualify to be taxed as a REIT, we must satisfy other requirements as well. See “U.S. Federal Income Tax Considerations—Requirements for Qualification—General.”

Our charter will contain restrictions on the ownership and transfer of shares of our stock that are intended to assist us in complying with these requirements, among other purposes. The relevant sections of our charter will provide that, subject to the exceptions described below, no person or entity may own, or be deemed to own, beneficially or by virtue of the applicable constructive ownership provisions of the Code, more than     %, in value or in number of shares, whichever is more restrictive, of the outstanding shares of our common stock (the “common stock ownership limit”) or     % in value of the outstanding shares of all classes or series of our stock (the “aggregate stock ownership limit”). We refer to the common stock ownership limit and the aggregate stock ownership limit collectively as the “ownership limits.” We refer to the person or entity that, but for operation of the ownership limits or another restriction on ownership and transfer of shares of our stock as described below, would beneficially own or constructively own shares of our stock in violation of such limits or restrictions and, if appropriate in the context, a person or entity that would have been the record owner of such shares of our stock as a “prohibited owner.”

The constructive ownership rules under the Code are complex and may cause shares of stock owned beneficially or constructively by a group of related individuals and/or entities to be owned beneficially or constructively by one individual or entity. As a result, the acquisition of less than     %, in value or in number of shares, whichever is more restrictive, of the outstanding shares of our common stock, or less than     % in value of the outstanding shares of all classes and series of our stock (or the acquisition by an individual or entity of an interest in an entity that owns, beneficially or constructively, shares of our stock), could, nevertheless, cause that individual or entity, or another individual or entity, to own beneficially or constructively shares of our stock in excess of the ownership limits.

Our board of directors, in its sole discretion, may exempt, prospectively or retroactively, a particular stockholder from the ownership limits or establish a different limit on ownership (the “excepted holder limit”) if our board of directors determines that:

•

no individual’s beneficial or constructive ownership of our stock will result in our being “closely held” under Section 856(h) of the Code (without regard to whether the ownership interest is held during the last half of a taxable year) or otherwise failing to qualify to be taxed as a REIT; and

•

such stockholder does not and will not own, actually or constructively, an interest in a customer of ours (or a customer of any entity owned or controlled by us) that would cause us to own, actually or constructively, more than a     % interest (as set forth in Section 856(d)(2)(B) of the Code) in such customer (or our board of directors determines that revenue derived from such customer will not affect our ability to qualify to be taxed as a REIT).

Any violation or attempted violation of any such representations or undertakings will result in such stockholder’s shares of stock being automatically transferred to a charitable trust. As a condition of granting the waiver or establishing the excepted holder limit, our board of directors may require an opinion of counsel or a ruling from the IRS, in either case in form and substance satisfactory to our board of directors, in its sole discretion, in order to determine or ensure our status as a REIT and such representations and undertakings from the person requesting the exception as our board of directors may require in its sole discretion to make the determinations above. Our board of directors may impose such conditions or restrictions as it deems appropriate in connection with granting such a waiver or establishing an excepted holder limit. Our board of directors will grant CBS and certain of its affiliates exemptions from the ownership limits applicable to other holders of our common stock, subject to certain initial and ongoing conditions designed to protect our status as a REIT.

In connection with granting a waiver of the ownership limits or creating an excepted holder limit or at any other time, our board of directors may from time to time increase or decrease the common stock ownership limit, the aggregate stock ownership limit or both, for all other persons, unless, after giving effect to such increase, five or fewer individuals could beneficially own, in the aggregate, more than     % in value of our outstanding stock or we would otherwise fail to qualify to be taxed as a REIT. A reduced ownership limit will not apply to any person or entity whose percentage ownership of our common stock or our stock of all classes and series, as applicable, is, at the effective time of such reduction, in excess of such decreased ownership limit until such time as such person’s or entity’s percentage ownership of our common stock or our stock of all classes and series, as applicable, equals or falls below the decreased ownership limit, but any further acquisition of shares of our common stock or stock of all other classes or series, as applicable, will violate the decreased ownership limit.

Upon the completion of this offering, our charter will further prohibit:

•

any person from beneficially or constructively owning, applying certain attribution rules of the Code, shares of our stock that would result in our being “closely held” under Section 856(h) of the Code (without regard to whether the ownership interest is held during the last half of a taxable year) or otherwise cause us to fail to qualify to be taxed as a REIT;

•

any person from transferring shares of our stock if the transfer would result in shares of our stock being beneficially owned by fewer than 100 persons (determined under the principles of Section 856(a)(5) of the Code); and

•

any person from beneficially owning shares of our stock to the extent such ownership would result in our failing to qualify as a “domestically controlled qualified investment entity” within the meaning of Section 897(h) of the Code.

Any person who acquires or attempts or intends to acquire beneficial or constructive ownership of shares of our stock that will or may violate the ownership limits or any of the other restrictions on ownership and transfer of shares of our stock described above, or who would have owned shares of our stock transferred to the trust as described below, must immediately give notice to us of such event or, in the case of an attempted or proposed transaction, give us at least          days’ prior written notice and provide us with such other information as we may request in order to determine the effect of such transfer on our status as a REIT. The foregoing restrictions on ownership and transfer of shares of our stock will not apply if our board of directors determines that it is no longer in our best interests to attempt to qualify, or to continue to qualify, to be taxed as a REIT or that compliance with the restrictions and limits on ownership and transfer of shares of our stock described above is no longer required in order for us to qualify to be taxed as a REIT.

If any transfer of shares of our stock would result in shares of our stock being beneficially owned by fewer than 100 persons, the transfer will be null and void and the intended transferee will acquire no rights in the shares. In addition, if any purported transfer of shares of our stock or any other event would otherwise result in any person violating the ownership limits or an excepted holder limit established by our board of directors, or in our being “closely held” under Section 856(h) of the Code (without regard to whether the ownership interest is held during the last half of a taxable year) or otherwise failing to qualify to be taxed as a REIT or as a “domestically controlled qualified investment entity” within the meaning of Section 897(h) of the Code, then that number of shares (rounded up to the nearest whole share) that would cause the violation will be automatically transferred to, and held by, a trust for the exclusive benefit of one or more charitable organizations selected by us, and the intended transferee or other prohibited owner will acquire no rights in the shares. The automatic transfer will be effective as of the close of business on the business day prior to the date of the violative transfer or other event that results in a transfer to the trust. If the transfer to the trust as described above is not automatically effective, for any reason, to prevent violation of the applicable ownership limits or our being “closely held” under Section 856(h) of the Code (without regard to whether the ownership interest is held during the last half of a taxable year) or our otherwise failing to qualify to be taxed as a REIT or as a “domestically controlled qualified investment entity,” then our charter will provide that the transfer of the shares will be null and void and the intended transferee will acquire no rights in such shares.

Shares of our stock held in the trust will be issued and outstanding shares. The prohibited owner will not benefit economically from ownership of any shares of our stock held in the trust and will have no rights to distributions and no rights to vote or other rights attributable to the shares of our stock held in the trust. The trustee of the trust will exercise all voting rights and receive all distributions with respect to shares held in the trust for the exclusive benefit of the charitable beneficiary of the trust. Any distribution made before we discover that the shares have been transferred to a trust as described above must be repaid by the recipient to the trustee upon demand by us. Subject to Maryland law, effective as of the date that the shares have been transferred to the trust, the trustee will have the authority to rescind as void any vote cast by a prohibited owner before our discovery that the shares have been transferred to the trust and to recast the vote in accordance with the desires of the trustee acting for the benefit of the charitable beneficiary of the trust. However, if we have already taken irreversible corporate action, then the trustee may not rescind and recast the vote.

Shares of our stock transferred to the trustee are deemed offered for sale to us, or our designee, at a price per share equal to the lesser of (i) the price paid by the prohibited owner for the shares (or, in the case of a devise or gift, the market price at the time of such devise or gift) and (ii) the market price on the date we accept, or our designee, accepts such offer. We may reduce the amount so payable to the trustee by the amount of any distribution that we made to the prohibited owner before we discovered that the shares had been automatically transferred to the trust and that are then owed by the prohibited owner to the trustee as described above, and we may pay the amount of any such reduction to the trustee for distribution to the charitable beneficiary. We have the right to accept such offer until the trustee has sold the shares of our stock held in the trust as discussed below. Upon a sale to us, the interest of the charitable beneficiary in the shares sold terminates, and the trustee must distribute the net proceeds of the sale to the prohibited owner and must distribute any distributions held by the trustee with respect to such shares to the charitable beneficiary.

If we do not buy the shares, the trustee must, within              days of receiving notice from us of the transfer of shares to the trust, sell the shares to a person or entity designated by the trustee who could own the shares without violating the ownership limits or the other restrictions on ownership and transfer of shares of our stock. After the sale of the shares, the interest of the charitable beneficiary in the shares transferred to the trust will terminate and the trustee must distribute to the prohibited owner an amount equal to the lesser of (i) the price paid by the prohibited owner for the shares (or, if the prohibited owner did not give value for the shares in connection with the event causing the shares to be held in the trust (for example, in the case of a gift, devise or other such transaction), the market price of the shares on the day of the event causing the shares to be held in the trust) and (ii) the sales proceeds (net of any commissions and other expenses of sale) received by the trust for the shares. The trustee may reduce the amount payable to the prohibited owner by the amount of any distribution that we paid to the prohibited owner before we discovered that the shares had been automatically transferred to the trust and that are then owed by the prohibited owner to the trustee as described above. Any net sales proceeds in excess of the amount payable to the prohibited owner must be paid immediately to the charitable beneficiary, together with any distributions thereon. In addition, if, prior to the discovery by us that shares of stock have been transferred to a trust, such shares of stock are sold by a prohibited owner, then such shares will be deemed to have been sold on behalf of the trust and, to the extent that the prohibited owner received an amount for or in respect of such shares that exceeds the amount that such prohibited owner was entitled to receive, such excess amount will be paid to the trustee upon demand. The prohibited owner has no rights in the shares held by the trustee.

In addition, if our board of directors determines in good faith that a transfer or other event has occurred that would violate the restrictions on ownership and transfer of shares of our stock described above, our board of directors may take such action as it deems advisable to refuse to give effect to or to prevent such transfer, including, but not limited to, causing us to redeem shares of our stock, refusing to give effect to the transfer on our books or instituting proceedings to enjoin the transfer.

Every owner of 5% or more (or such lower percentage as required by the Code or the regulations promulgated thereunder) of our stock, within              days after the end of each taxable year, must give us written notice stating the stockholder’s name and address, the number of shares of each class and series of our stock that the stockholder beneficially owns and a description of the manner in which the shares are held. Each such owner must provide to us in writing such additional information as we may request in order to determine the effect, if any, of the stockholder’s beneficial ownership on our status as a REIT and to ensure compliance with the ownership limits. In addition, any person or entity that is a beneficial owner or constructive owner of shares of our stock and any person or entity (including the stockholder of record) who is holding shares of our stock for a beneficial owner or constructive owner must, on request, provide to us such information as we may request in good faith in order to determine our status as a REIT and to comply with the requirements of any taxing authority or governmental authority or to determine such compliance and to ensure compliance with the ownership limits.

Any certificates representing shares of our stock will bear a legend referring to the restrictions on ownership and transfer of shares of our stock described above.

These restrictions on ownership and transfer of shares of our stock will take effect upon completion of this offering and will not apply if our board of directors determines that it is no longer in our best interests to attempt to qualify, or to continue to qualify, to be taxed as a REIT or that compliance is no longer required for us to qualify to be taxed as a REIT.

The restrictions on ownership and transfer of shares of our stock described above could delay, defer or prevent a transaction or a change in control, including one that might involve a premium price for our common stock or otherwise be in the best interests of our stockholders.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock will be             .

CERTAIN PROVISIONS OF MARYLAND LAW AND OF OUR CHARTER AND BYLAWS

The following summary of certain provisions of Maryland law and of our charter and bylaws does not purport to be complete and is subject to and qualified in its entirety by reference to the MGCL and to our charter and bylaws. Copies of our charter and bylaws are filed as exhibits to the registration statement of which this prospectus is a part. See “Where You Can Find More Information.”

Our Board of Directors

In accordance with the terms of our charter, our board of directors will be divided into three classes, Class I, Class II and Class III, with each class serving staggered three-year terms. Our charter will provide that the number of directors on our board of directors will be fixed exclusively by our board of directors pursuant to our bylaws, but may not be fewer than the minimum required by Maryland law, which is one. Our bylaws will provide that our board of directors will consist of not less than one and not more than              directors. Upon the completion of this offering, we expect that our board of directors will consist of              directors.

Election of Directors; Removals; Vacancies

Directors will be elected by a plurality of all of the votes cast in the election of directors.

Our charter will provide that, subject to the rights, if any, of holders of any class or series of preferred stock to elect or remove one or more directors, at or after the time when CBS and its affiliates together no longer beneficially own a majority or more of the voting power of our outstanding voting stock (the “trigger date”), our directors may be removed only for cause, as defined in our charter, and then only by the affirmative vote of at least two-thirds of the votes entitled to be cast generally in the election of directors. Prior to the trigger date, subject to the rights, if any, of holders of any class or series of preferred stock to elect or remove one or more directors, our directors may be removed with or without cause by the affirmative vote of at least a majority of the votes entitled to be cast generally in the election of directors.

Our charter will provide that vacancies on our board of directors may be filled only by the remaining directors, even if the remaining directors do not constitute a quorum, subject to the rights, if any, of holders of any class or series of preferred stock to fill vacancies; provided that until such time as we are able to make a Subtitle 8 election, stockholders may fill a vacancy on our board of directors that is caused by the removal of a director. See “—Subtitle 8.” Any director elected to fill a vacancy will serve for the remainder of the full term of the class of directors in which the vacancy occurred and until his or her successor is duly elected and qualifies.

Meetings of Stockholders

Our bylaws will provide that a meeting of our stockholders for the election of directors and the transaction of any business will be held annually on a date and at the time and place set by our board of directors. Our chairman, our chief executive officer, our president or our board of directors may call a special meeting of our stockholders. Subject to the provisions of our bylaws, a special meeting of our stockholders to act on any matter that may properly be brought before a meeting of our stockholders must also be called by our secretary upon the written request of the stockholders entitled to cast a majority of all the votes entitled to be cast on such matter at the meeting and containing the information required by our bylaws. Our secretary will inform the requesting stockholders of the reasonably estimated cost of preparing and delivering the notice of meeting (including our proxy materials), and the requesting stockholder must pay such estimated cost before our secretary is required to prepare and deliver the notice of the special meeting.

Stockholder Actions by Written Consent

Under the MGCL, stockholder action can be taken only at an annual or special meeting of stockholders or by unanimous written consent in lieu of a meeting unless the charter provides for a lesser percentage. Our charter will permit stockholder action by consent in lieu of a meeting to the extent permitted by our bylaws. Our bylaws will provide that, at any time prior to the trigger date, stockholder action may be taken without a meeting if a consent, setting forth the action so taken, is given by the stockholders entitled to cast not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting of stockholders. Prior to the trigger date, CBS’s consent will be required for any amendment to this provision of our bylaws.

Advance Notice of Director Nominations and New Business

Our bylaws will provide that, with respect to an annual meeting of our stockholders, nominations of individuals for election to our board of directors and the proposal of other business to be considered by our stockholders may be made only (i) pursuant to our notice of the meeting, (ii) by or at the direction of our board of directors or (iii) by any stockholder who was a stockholder of record both at the time of giving the notice required by our bylaws and at the time of the meeting, who is entitled to vote at the meeting on such business or in the election of such nominee and who has provided notice to us within the time period and containing the information and other materials, specified in the advance notice provisions of our bylaws.

With respect to special meetings of stockholders, only the business specified in our notice of meeting may be brought before the meeting. Nominations of individuals for election to our board of directors may be made only (i) by or at the direction of our board of directors or (ii) if the meeting has been called for the purpose of electing directors, by any stockholder who was a stockholder of record both at the time of giving the notice required by our bylaws and at the time of the meeting, who is entitled to vote at the meeting in the election of each such nominee and who has provided notice to us within the time period and containing the information and other materials, specified in the advance notice provisions of our bylaws.

The advance notice procedures of our bylaws will provide that, to be timely, a stockholder’s notice with respect to director nominations or other proposals for an annual meeting must be delivered to our corporate secretary at our principal executive office not earlier than the 120th day nor later than 5:00 p.m., Eastern Time, on the 90th day prior to the first anniversary of the date of the proxy statement for our preceding year’s annual meeting. In the event that the date of the annual meeting is advanced or delayed by more than 30 days from the first anniversary of the date of the preceding year’s annual meeting, to be timely, a stockholder’s notice must be delivered not earlier than the 120th day prior to the date of such annual meeting nor later than 5:00 p.m., Eastern Time, on the later of the 90th day prior to the date of such annual meeting or the tenth day following the day on which public announcement of the date of such meeting is first made.

Our bylaws will provide that as long as CBS beneficially owns         % or more of the combined voting power of our outstanding stock, CBS is exempt from the foregoing advance notice provisions.

Amendment of Charter and Bylaws

Under the MGCL, a Maryland corporation generally cannot amend its charter unless declared advisable by our board of directors and approved by the affirmative vote of stockholders entitled to cast at least two-thirds of the votes entitled to be cast on the matter, unless a lesser percentage (but not less than a majority of all of the votes entitled to be cast on the matter) is specified in the corporation’s charter. Our charter will provide that we generally may amend our charter if such action is declared advisable by our board of directors and approved by the affirmative vote of stockholders entitled to cast a majority of all of the votes entitled to be cast on the matter, except for amendments to certain provisions of our charter related to the removal of directors.

Subject to a consent right of CBS with respect to bylaw provisions regarding stockholder actions by written consent, our bylaws will provide that our board of directors has the exclusive power to adopt, alter or repeal any provision of our bylaws and to make new bylaws.

Transactions Outside the Ordinary Course of Business

Under the MGCL, a Maryland corporation generally may not dissolve, merge or consolidate with another entity, sell all or substantially all of its assets or engage in a statutory share exchange unless the action is declared advisable by the board of directors and approved by the affirmative vote of stockholders entitled to cast at least two-thirds of the votes entitled to be cast on the matter, unless a lesser percentage

(but not less than a majority of all of the votes entitled to be cast on the matter) is specified in the corporation’s charter. Our charter will provide that we generally may not dissolve, merge or consolidate with another entity, sell all or substantially all of our assets or engage in a statutory share exchange unless the action is declared advisable by our board of directors and approved by the affirmative vote of stockholders entitled to cast a majority of all of the votes entitled to be cast on the matter.

Business Combinations

Under the MGCL, certain “business combinations” (including a merger, consolidation, statutory share exchange and, in certain circumstances specified in the statute, an asset transfer or issuance or reclassification of equity securities) between a Maryland corporation and an “interested stockholder” (defined generally as any person who beneficially owns, directly or indirectly, 10% or more of the voting power of the corporation’s outstanding voting stock or an affiliate or associate of the corporation who, at any time during the two-year period immediately prior to the date in question, was the beneficial owner of 10% or more of the voting power of the then-outstanding stock of the corporation) or an affiliate of such an interested stockholder are prohibited for five years after the most recent date on which the interested stockholder becomes an interested stockholder. Thereafter, any such business combination must generally be recommended by the board of directors of the corporation and approved by the affirmative vote of at least (i) 80% of the votes entitled to be cast by holders of outstanding shares of voting stock of the corporation and (ii) two-thirds of the votes entitled to be cast by holders of voting stock of the corporation, other than shares held by the interested stockholder with whom (or with whose affiliate) the business combination is to be effected or held by an affiliate or associate of the interested stockholder, unless, among other conditions, the corporation’s common stockholders receive a minimum price (as described in the MGCL) for their shares and the consideration is received in cash or in the same form as previously paid by the interested stockholder for its shares. A person is not an interested stockholder under the statute if the board of directors approved in advance the transaction by which the person otherwise would have become an interested stockholder. A corporation’s board of directors may provide that its approval is subject to compliance, at or after the time of approval, with any terms and conditions determined by the board.

Pursuant to the statute, our board of directors will by resolution exempt business combinations between us and CBS or its affiliates and between us and any other person, provided that in the latter case the business combination is first approved by our board of directors (including a majority of our directors who are not affiliates or associates of such person). Consequently, the five-year prohibition and the supermajority vote requirements will not apply to a business combination between us and CBS or its affiliates or to a business combination between us and any other person, if our board of directors has first approved the combination. As a result, any person described in the preceding sentence may be able to enter into business combinations with us that may not be in the best interests of our stockholders, without compliance with the supermajority vote requirements and other provisions of the statute. We cannot assure you that our board of directors will not amend or repeal this resolution in the future.

Control Share Acquisitions

The MGCL provides that holders of “control shares” of a Maryland corporation acquired in a “control share acquisition” have no voting rights with respect to such shares except to the extent approved by the affirmative vote of at least two-thirds of the votes entitled to be cast on the matter. Shares owned by the acquirer, officers of the corporation or employees of the corporation who are directors of the corporation are excluded from shares entitled to vote on the matter.

Our bylaws will contain a provision opting out of the control share acquisition statute. This provision may be amended or eliminated at any time in the future by our board of directors.

Subtitle 8

Subtitle 8 of Title 3 of the MGCL permits a Maryland corporation with a class of equity securities registered under the Exchange Act and at least three independent directors to elect to be subject, by provision in its charter or bylaws or a resolution of its board of directors and notwithstanding any contrary provision in the charter or bylaws, to any or all of five provisions of the MGCL that provide for:

•	a classified board;

•	a two-thirds vote requirement for removing a director;

•	a requirement that the number of directors be fixed only by vote of the board of directors;

•

a requirement that a vacancy on the board be filled only by a vote of the remaining directors in office and (if the board is classified) for the remainder of the full term of the class of directors in which the vacancy occurred; and

•	a majority requirement for the calling of a stockholder-requested special meeting of stockholders.

Our charter will provide that, at such time as we are able to make a Subtitle 8 election, vacancies on our board may be filled only by the remaining directors and that directors elected by the board to fill vacancies will serve for the remainder of the full term of the class of directors in which the vacancy occurred. Through provisions in our charter and bylaws unrelated to Subtitle 8, we will (i) have a classified board, (ii) require, on or after the trigger date, the affirmative vote of the holders of not less than two-thirds of all of the votes entitled to be cast on the matter for the removal of any director from the board, which removal will be allowed only for cause, (iii) vest in the board the exclusive power to fix the number of directorships and (iv) require, unless called by our chairman, our chief executive officer, our president or our board of directors, the written request of stockholders entitled to cast a majority of all of the votes entitled to be cast at such a meeting to call a special meeting.

REIT Qualification

Our charter will provide that our board of directors may authorize us to revoke or otherwise terminate our REIT election, without approval of our stockholders, if it determines that it is no longer in our best interests to continue to qualify to be taxed as a REIT.

Effects of Certain Provisions of Maryland Law and of Our Charter and Bylaws

The MGCL contains, and our charter and bylaws will contain, provisions that may delay, defer or prevent a change in control or other transaction that might involve a premium price for shares of our common stock or otherwise be in the best interests of our stockholders, including supermajority vote requirements, a classified board, cause requirements for removal of directors, as applicable, and advance notice requirements for director nominations and other stockholder proposals. Likewise, if the provision in our bylaws opting out of the control share acquisition provisions of the MGCL or the resolution exempting certain business combinations from the business combination provisions of the MGCL were repealed or rescinded, these provisions of the MGCL could have similar antitakeover effects.

Indemnification and Limitation of Directors’ and Officers’ Liability

Maryland law permits a Maryland corporation to include in its charter a provision limiting the liability of its directors and officers to the corporation and its stockholders for money damages, except for liability resulting from (a) actual receipt of an improper benefit or profit in money, property or services or (b) active and deliberate dishonesty that is established by a final judgment and that is material to the cause of action. Our charter will contain a provision that eliminates the liability of our directors and officers to the maximum extent permitted by Maryland law.

The MGCL requires us (unless our charter provides otherwise, which our charter will not) to indemnify a director or officer who has been successful, on the merits or otherwise, in the defense of any proceeding to which he or she is made or threatened to be made a party by reason of his or her service in that capacity. The MGCL permits us to indemnify any present or former director or officer, among others, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by him or her in connection with any proceeding to which he or she may be made or threatened to be made a party by reason of his or her service in those or other capacities unless it is established that:

•	the act or omission of the director or officer was material to the matter giving rise to the proceeding and (i) was committed in bad faith or (ii) was the result of active and deliberate dishonesty;

•	the director or officer actually received an improper personal benefit in money, property or services; or

•	in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful.

Under the MGCL, we may not indemnify a director or officer in a suit by us or in our right in which the director or officer was adjudged liable to us or in a suit in which the director or officer was adjudged liable on the basis that personal benefit was improperly received. A court may order indemnification if it determines that the director or officer is fairly and reasonably entitled to indemnification, even though the director or officer did not meet the prescribed standard of conduct or was adjudged liable on the basis that personal benefit was improperly received. However, indemnification for an adverse judgment in a suit by us or in our right, or for a judgment of liability on the basis that personal benefit was improperly received, is limited to expenses.

In addition, the MGCL permits us to advance reasonable expenses to a director or officer upon our receipt of:

•	a written affirmation by the director or officer of his or her good-faith belief that he or she has met the standard of conduct necessary for indemnification by us; and

•

a written undertaking by or on behalf of the director or officer to repay the amount paid or reimbursed by us if it is ultimately determined that the director or officer did not meet the standard of conduct.

Our charter will authorize us to obligate us, and our bylaws will obligate us, to the fullest extent permitted by Maryland law in effect from time to time, to indemnify and, without requiring a preliminary determination of the ultimate entitlement to indemnification, pay or reimburse reasonable expenses in advance of final disposition of a proceeding to:

•	any present or former director or officer who is made or threatened to be made a party to a proceeding by reason of his or her service in that capacity; and

•

any individual who, while a director or officer of our company and at our request, serves or has served as a director, officer, partner, trustee, member or manager of another corporation, real estate investment trust, limited liability company, partnership, joint venture, trust, employee benefit plan or any other enterprise and who is made or threatened to be made a party to the proceeding by reason of his or her service in that capacity.

Our charter and bylaws will also permit us to indemnify and advance expenses to any person who served a predecessor of ours in any of the capacities described above and to any employee or agent of our company or a predecessor of our company.

SHARES ELIGIBLE FOR FUTURE SALE

General

Upon completion of this offering, based upon an offering at the midpoint of the price range indicated on the front cover of this prospectus, we expect to have outstanding              shares of our common stock (             shares if the underwriters exercise their over-allotment option in full).

The              shares sold in this offering (             shares if underwriters exercise their over-allotment option in full) will be freely transferable without restriction or further registration under the Securities Act, subject to the limits on ownership set forth in our charter, except for any shares held by our “affiliates,” as that term is defined by Rule 144 under the Securities Act (“Rule 144”). Any shares purchased by affiliates in this offering, or held by affiliates upon completion of this offering, will be “restricted shares” as defined in Rule 144.

Rule 144

In general, under Rule 144 as currently in effect, beginning 90 days after the completion of this offering, a person (or persons whose common stock is required to be aggregated), who is an affiliate and who has beneficially owned our common stock for at least six months is entitled to sell in any three-month period a number of shares that does not exceed the greater of:

•	1% of the number of shares then outstanding, which will equal approximately shares immediately after completion of this offering; or

•	the average weekly trading volume in our shares on the during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such a sale, subject to restrictions.

Sales by our affiliates under Rule 144 are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us. An “affiliate” is a person that directly, or indirectly through one or more intermediaries, controls or is controlled by or is under common control with an issuer.

Under Rule 144, a person (or persons whose shares are aggregated) who is not deemed to have been an affiliate of ours at any time during the 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least six months (including the holding period of any prior owner other than an affiliate), would be entitled to sell those shares without limitation subject only to availability of current, public information about our company, and after beneficially owning such shares for at least twelve months, such person would be able to sell those shares without limitation regardless of the availability of public information about our company. To the extent that our affiliates sell their common stock, other than pursuant to Rule 144 or a registration statement, the purchaser’s holding period for the purpose of affecting a sale under Rule 144 commences on the date of transfer from the affiliate.

Rule 701

In general, under Rule 701 of the Securities Act, any of our directors, officers, employees, consultants or advisors who purchased shares of stock from us in connection with a compensatory stock or option plan or other written agreement before the effective date of this offering, or who purchased shares of stock from us after that date upon the exercise of options granted before that date, is eligible to resell such shares of stock 90 days after the effective date of this offering in reliance upon Rule 144. If such person is not an affiliate, such sale may be made subject only to the manner of sale provisions of Rule 144. If such a person is an affiliate, such sale may be made under Rule 144 without compliance with its six-month minimum holding period, but subject to the other Rule 144 restrictions described above.

Registration Rights

In connection with this offering, we will enter into a registration rights agreement that provides for registration of the shares of our common stock owned by CBS and its affiliated entities following this offering. For more information, see “Certain Relationships and Related-Person Transactions—Registration Rights Agreement.” After such registration, these shares of our common stock will become freely tradable without restriction under the Securities Act.

Lock-Up Agreements and Other Contractual Restrictions on Resale

In addition to the limits placed on the sale of shares of our common stock by operation of Rule 144 and other provisions of the Securities Act, (i) our executive officers and directors have agreed, subject to certain limited exceptions, not to sell or otherwise transfer or encumber any shares of our common stock or securities convertible into common stock owned by them at the completion of this offering or thereafter acquired by them for a period of              days after the completion of this offering without the consent of             , (ii) CBS has agreed, subject to certain limited exceptions, not to sell or otherwise transfer or encumber any shares of our common stock or securities convertible into common stock owned by them at the completion of this offering or thereafter acquired by them for a period of              days after the completion of this offering without the consent of              and (iii) we have agreed that we will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of the ownership of, or file with the SEC a registration statement under the Securities Act relating to, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock without the prior written consent of              for a period of              days after the date of this prospectus, subject to certain limited exceptions set forth in “Underwriting.”

S-8 Registration Statement

We intend to file a registration statement on Form S-8 to register an aggregate of shares of our common stock reserved for issuance under the Omnibus Incentive Plan. Such registration statement will become effective upon filing with the SEC, and shares of our common stock covered by such registration statement will be eligible for resale in the public market immediately after the effective date of such registration statement, subject to any applicable restrictions and vesting requirements and the lock-up agreements described in “Underwriting.”

U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following is a summary of the material U.S. federal income tax consequences of an investment in our common stock. For purposes of this section, references to “CBS Outdoor Americas Inc.,” “we,” “our” and “us” generally mean only CBS Outdoor Americas Inc. and not its subsidiaries or other lower-tier entities, except as otherwise indicated, and references to “customers” are to persons who are treated as lessees of real property for purposes of the REIT requirements. This summary is based upon the Code, the regulations promulgated by the Treasury, rulings and other administrative pronouncements issued by the IRS, and judicial decisions, all as currently in effect, and all of which are subject to differing interpretations or to change, possibly with retroactive effect. No assurance can be given that the IRS would not assert, or that a court would not sustain, a position contrary to any of the tax consequences described below. The summary is also based upon the assumption that we and our subsidiaries and affiliated entities will operate in accordance with our and their applicable organizational documents. This summary is for general information only and is not tax advice. It does not discuss any state, local or non-U.S. tax consequences relevant to us or an investment in our common stock, and it does not purport to discuss all aspects of U.S. federal income taxation that may be important to a particular investor in light of its investment or tax circumstances or to investors subject to special tax rules, such as:

•	financial institutions;

•	insurance companies;

•	broker-dealers;

•	regulated investment companies;

•	partnerships, other pass-through entities and trusts;

•	persons who hold our stock on behalf of other persons as nominees;

•	persons who receive our stock as compensation;

•	persons holding our stock as part of a “straddle,” “hedge,” “conversion transaction,” “synthetic security” or other integrated investment;

and, except to the extent discussed below:

•	tax-exempt organizations; and

•	foreign investors.

This summary assumes that investors will hold their common stock as a capital asset, which generally means property held for investment.

The U.S. federal income tax treatment of holders of our common stock depends, in some instances, on determinations of fact and interpretations of complex provisions of U.S. federal income tax law for which no clear precedent or authority may be available. In addition, the tax consequences to any particular stockholder of holding our common stock will depend on the stockholder’s particular tax circumstances. You are urged to consult your tax advisor regarding the U.S. federal, state, local, and foreign income and other tax consequences to you in light of your particular investment or tax circumstances of acquiring, holding, exchanging, or otherwise disposing of our common stock.

Taxation of CBS Outdoor Americas Inc.

We are, and, until CBS ceases to own at least 80% of our common stock, we will remain, a member of CBS’s consolidated tax group for U.S. federal income tax purposes and will be taxable as a regular domestic C corporation for U.S. federal income tax purposes (i.e., we will be subject to taxation at regular corporate rates, including any applicable alternative minimum tax), and dividends paid to our stockholders will not be deductible by us in computing our taxable income. Pursuant to the tax matters agreement that we will enter into with CBS, we will be liable to pay CBS in respect of any taxes imposed on or with respect to us while we are a member of the CBS consolidated tax group.

Following the Separation, we intend to elect and qualify to be taxed as a REIT, and we, together with one or more of our subsidiaries, will jointly elect to treat such subsidiaries as TRSs. We expect the Separation to be consummated in 2014 and to make the REIT election (and the TRS election) for our taxable year beginning the day after the effective date of the Separation and ending December 31, 2014. However, there can be no assurance that the Separation will be consummated within such time frame. Moreover, depending on how CBS elects to proceed with the Separation (including the timing and number of exchange offers, if any), we may cease to be a member of the CBS consolidated tax group prior to the effective date of the Separation. In such circumstance, we may make our REIT election effective as of the day after we cease to be a member of the CBS consolidated tax group. However, there can be no assurance that we would satisfy the requirements for taxation as a REIT prior to the consummation of the Separation, particularly with respect to our receipt of rent payable by CBS or its affiliates during such time. Thus, if the consummation of the Separation is delayed beyond the end of the taxable year in which we cease to be a member of the CBS consolidated tax group, we may not make an election to be taxed as a REIT for such taxable year and may remain a taxable C corporation until such taxable year as the Separation is consummated.

The determination of whether and when to proceed with the Separation is entirely within the discretion of CBS. There can be no assurance that the Separation will occur and thus there can be no assurance that we will make an election and qualify to be taxed as a REIT.

The law firm of Skadden, Arps, Slate, Meagher & Flom LLP has acted as REIT Tax Counsel in connection with our intended election to be taxed as a REIT. We intend to operate in a manner that will allow us to qualify to be taxed as a REIT for U.S. federal income tax purposes, and we expect that we will receive an opinion of REIT Tax Counsel with respect to our qualification to be taxed as a REIT in connection with our election to be taxed as a REIT. Investors should be aware, however, that opinions of counsel are not binding on the IRS or any court. The opinion of REIT Tax Counsel represents only the view of REIT Tax Counsel, based on its review and analysis of existing law and on certain representations as to factual matters and covenants made by CBS and us, including representations relating to the values of our assets and the sources of our income. The opinion will be expressed as of the date issued. REIT Tax Counsel will have no obligation to advise CBS, us or the holders of our common stock of any subsequent change in the matters stated, represented or assumed or of any subsequent change in applicable law. Furthermore, both the validity of the opinion of REIT Tax Counsel and our qualification to be taxed as a REIT will depend on our satisfaction of certain asset, income, organizational, distribution, stockholder ownership and other requirements on a continuing basis, the results of which will not be monitored by REIT Tax Counsel. Our ability to satisfy the asset tests depends upon our analysis of the characterization and fair market values of our assets, some of which are not susceptible to a precise determination, and for which we will not obtain independent appraisals.

CBS has requested a private letter ruling from the IRS with respect to certain issues relevant to our qualification to be taxed as a REIT. In general, CBS has informed us that it expects that, if received, the ruling will provide, subject to the terms and conditions contained therein, that certain of the assets to be held by us after this offering and certain services that we, an independent contractor or a TRS may provide, directly or through subsidiaries, to our customers, will not adversely affect our qualification to be taxed as a REIT. Although, if received, we may generally rely upon the ruling, no assurance can be given that the IRS will not challenge our qualification to be taxed as a REIT on the basis of other issues or facts outside the scope of the ruling.

Taxation of REITs in General

As indicated above, our qualification and taxation as a REIT depend upon our ability to meet, on a continuing basis, various qualification requirements imposed upon REITs by the Code. The material qualification requirements are summarized below under “—Requirements for Qualification—General.” While we intend to operate so that we qualify to be taxed as a REIT, no assurance can be given that the IRS will not challenge our qualification or that we will be able to operate in accordance with the REIT requirements in the future. See “—Failure to Qualify.”

Provided that we qualify to be taxed as a REIT, generally we will be entitled to a deduction for dividends that we pay and therefore will not be subject to U.S. federal corporate income tax on our net taxable income that is currently distributed to our stockholders. This treatment substantially eliminates the “double taxation” at the corporate and stockholder levels that generally results from an investment in a C corporation. A “C corporation” is a corporation that generally is required to pay tax at the corporate level. Double taxation means taxation once at the corporate level when income is earned and once again at the stockholder level when the income is distributed. In general, the income that we generate is taxed only at the stockholder level upon a distribution of dividends to our stockholders.

Beginning in 2013, most U.S. stockholders that are individuals, trusts or estates are taxed on corporate dividends at a maximum U.S. federal income tax rate of 20% (the same as long-term capital gains). With limited exceptions, however, dividends from us or from other entities that are taxed as REITs are generally not eligible for this rate and will continue to be taxed at rates applicable to ordinary income. Commencing in 2013, the highest marginal noncorporate U.S. federal income tax rate applicable to ordinary income is 39.6%. See “—Taxation of Stockholders—Taxation of Taxable U.S. Stockholders—Distributions.”

Any net operating losses, foreign tax credits and other tax attributes generally do not pass through to our stockholders, subject to special rules for certain items such as the capital gains that we recognize. See “—Taxation of Stockholders—Taxation of Taxable U.S. Stockholders—Distributions.”

If we qualify to be taxed as a REIT, we will nonetheless be subject to U.S. federal tax in the following circumstances:

•	We will be taxed at regular corporate rates on any undistributed net taxable income, including undistributed net capital gains.

•	We may be subject to the “alternative minimum tax” on our items of tax preference, including any deductions of net operating losses.

•

If we have net income from prohibited transactions, which are, in general, sales or other dispositions of inventory or property held primarily for sale to customers in the ordinary course of business, other than foreclosure property, such income will be subject to a 100% tax. See “—Prohibited Transactions” and “—Foreclosure Property.”

•

If we elect to treat property that we acquire in connection with a foreclosure of a mortgage loan or certain leasehold terminations as “foreclosure property,” we may thereby avoid the 100% tax on gain from a resale of that property (if the sale would otherwise constitute a prohibited transaction), but the income from the sale or operation of the property may be subject to corporate income tax at the highest applicable rate (currently 35%).

•

If we fail to satisfy the 75% gross income test or the 95% gross income test, as discussed below, but nonetheless maintain our qualification to be taxed as a REIT because we satisfy other requirements, we will be subject to a 100% tax on an amount based on the magnitude of the failure, as adjusted to reflect the profit margin associated with our gross income.

•

If we violate the asset tests (other than certain de minimis violations) or other requirements applicable to REITs, as described below, and yet maintain our qualification to be taxed as a REIT because there is reasonable cause for the failure and other applicable requirements are met, we may be subject to a penalty tax. In that case, the amount of the penalty tax will be at least $50,000 per failure, and, in the case of certain asset test failures, will be determined as the amount of net income generated by the non-qualifying assets in question multiplied by the highest corporate tax rate (currently 35%) if that amount exceeds $50,000 per failure.

•

If we fail to distribute during each calendar year at least the sum of (i) 85% of our ordinary income for such year, (ii) 95% of our capital gain net income for such year and (iii) any undistributed net taxable income from prior periods, we will be subject to a nondeductible 4% excise tax on the excess of the required distribution over the sum of (a) the amounts that we actually distributed and (b) the amounts we retained and upon which we paid income tax at the corporate level.

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We may be required to pay monetary penalties to the IRS in certain circumstances, including if we fail to meet record-keeping requirements intended to monitor our compliance with rules relating to the composition of a REIT’s stockholders, as described below in “—Requirements for Qualification—General.”

•	A 100% tax may be imposed on transactions between us and a TRS that do not reflect arm’s-length terms.

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If we acquire appreciated assets from a corporation that is not a REIT (i.e., a corporation taxable under subchapter C of the Code) in a transaction in which the adjusted tax basis of the assets in our hands is determined by reference to the adjusted tax basis of the assets in the hands of the subchapter C corporation, we may be subject to tax on such appreciation at the highest corporate income tax rate then applicable if we subsequently recognize gain on a disposition of any such assets during the ten-year period following their acquisition from the subchapter C corporation.

•	The earnings of our TRSs will generally be subject to U.S. federal corporate income tax.

In addition, we and our subsidiaries may be subject to a variety of taxes, including payroll taxes and state, local, and foreign income, property, gross receipts and other taxes on our assets and operations. We could also be subject to tax in situations and on transactions not presently contemplated.

Requirements for Qualification—General

The Code defines a REIT as a corporation, trust or association:

(1)	that is managed by one or more trustees or directors;

(2)	the beneficial ownership of which is evidenced by transferable shares, or by transferable certificates of beneficial interest;

(3)	that would be taxable as a domestic corporation but for its election to be subject to tax as a REIT;

(4)	that is neither a financial institution nor an insurance company subject to specific provisions of the Code;

(5)	the beneficial ownership of which is held by 100 or more persons;

(6)	in which, during the last half of each taxable year, not more than 50% in value of the outstanding stock is owned, directly or indirectly, by five or fewer “individuals” (as defined in the Code to include specified tax-exempt entities); and

(7)	that meets other tests described below, including with respect to the nature of its income and assets.

The Code provides that conditions (1) through (4) must be met during the entire taxable year, and that condition (5) must be met during at least 335 days of a taxable year of twelve months, or during a proportionate part of a shorter taxable year. Conditions (5) and (6) need not be met during a corporation’s initial tax year as a REIT. Our charter will provide restrictions regarding the ownership and transfers of shares of our stock, which are intended to assist us in satisfying the stock ownership requirements described in conditions (5) and (6) above, among other purposes. These restrictions, however, may not ensure that we will, in all cases, be able to satisfy the share ownership requirements described in conditions (5) and (6) above. If we fail to satisfy these share ownership requirements, except as provided in the next sentence, our status as a REIT will terminate. If, however, we comply with the rules contained in applicable Treasury regulations that require us to ascertain the actual ownership of our shares and we do not know, or would not have known through the exercise of reasonable diligence, that we failed to meet the requirement described in condition (6) above, we will be treated as having met this requirement.

To monitor compliance with the stock ownership requirements, we generally are required to maintain records regarding the actual ownership of our stock. To do so, we must demand written statements each year from the record holders of significant percentages of our stock pursuant to which the record holders must disclose the actual owners of the stock (i.e., the persons required to include our dividends in their gross income). We must maintain a list of those persons failing or refusing to comply with this demand as part of our records. We could be subject to monetary penalties if we fail to comply with these record-keeping requirements. If such record holder fails or refuses to comply with the demands, such record holder will be required by Treasury regulations to submit a statement with such record holder’s tax return disclosing such record holder’s actual ownership of our stock and other information.

In addition, a corporation generally may not elect to become a REIT unless its taxable year is the calendar year. We intend to adopt December 31 as our year-end, and thereby satisfy this requirement.

Effect of Subsidiary Entities

Ownership of Partnership Interests.  If we are a partner in an entity that is treated as a partnership for U.S. federal income tax purposes, Treasury regulations provide that we are deemed to own our proportionate share of the partnership’s assets, and to earn our proportionate share of the partnership’s income, for purposes of the asset and gross income tests applicable to REITs. Our proportionate share of a partnership’s assets and income is based on our capital interest in the partnership (except that for purposes of the 10% value test, described below, our proportionate share of the partnership’s assets is based on our proportionate interest in the equity and certain debt securities issued by the partnership). In addition, the assets and gross income of the partnership are deemed to retain the same character in our hands. Thus, our proportionate share of the assets and items of income of any of our subsidiary partnerships will be treated as our assets and items of income for purposes of applying the REIT requirements.

If we become a limited partner or non-managing member in any partnership or limited liability company and such entity takes or expects to take actions that could jeopardize our status as a REIT or require us to pay tax, we may be forced to dispose of our interest in such entity. In addition, it is possible that a partnership or limited liability company could take an action which could cause us to fail a gross income or asset test, and that we would not become aware of such action in time to dispose of our interest in the partnership or limited liability company or take other corrective action on a timely basis. In that case, we could fail to qualify to be taxed as a REIT unless we were entitled to relief, as described below under “—Income Tests—Failure to Satisfy the Gross Income Tests: and “—Asset Tests.”

Disregarded Subsidiaries.  If we own a corporate subsidiary that is a “qualified REIT subsidiary,” that subsidiary is generally disregarded as a separate entity for U.S. federal income tax purposes, and all of the subsidiary’s assets, liabilities and items of income, deduction and credit are treated as our assets, liabilities and items of income, deduction and credit, including for purposes of the gross income and asset tests applicable to REITs. A qualified REIT subsidiary is any corporation, other than a TRS (as described below), that is directly or indirectly wholly owned by a REIT. Other entities that are wholly owned by us, including single member limited liability companies that have not elected to be taxed as corporations for U.S. federal income tax purposes, are also generally disregarded as separate entities for U.S. federal income tax purposes, including for purposes of the REIT income and asset tests. Disregarded subsidiaries, along with any partnerships in which we hold an equity interest, are sometimes referred to herein as “pass-through subsidiaries.”

In the event that a disregarded subsidiary of ours ceases to be wholly owned—for example, if any equity interest in the subsidiary is acquired by a person other than us or another disregarded subsidiary of ours—the subsidiary’s separate existence would no longer be disregarded for U.S. federal income tax purposes. Instead, the subsidiary would have multiple owners and would be treated as either a partnership or a taxable corporation. Such an event could, depending on the circumstances, adversely affect our ability to satisfy the various asset and gross income requirements applicable to REITs, including the requirement that REITs generally may not own, directly or indirectly, more than 10% of the securities of another corporation. See “—Asset Tests” and “—Income Tests.”

Taxable REIT Subsidiaries.  In general, we may jointly elect with a subsidiary corporation, whether or not wholly owned, to treat such subsidiary corporation as a TRS. We generally may not own more than 10% of the securities of a taxable corporation, as measured by voting power or value, unless we and such corporation elect to treat such corporation as a TRS. The separate existence of a TRS or other taxable corporation is not ignored for U.S. federal income tax purposes. Accordingly, a TRS or other taxable subsidiary corporation generally is subject to corporate income tax on its earnings, which may reduce the cash flows that we and our subsidiaries generate in the aggregate, and may reduce our ability to make distributions to our stockholders.

We are not treated as holding the assets of a TRS or other taxable subsidiary corporation or as receiving any income that the subsidiary earns. Rather, the stock issued by a taxable subsidiary corporation to us is an asset in our hands, and we treat the dividends paid to us from such taxable subsidiary corporation, if any, as income. This treatment can affect our income and asset test calculations, as described below. Because we do not include the assets and income of TRSs or other taxable subsidiary corporations on a look-through basis in determining our compliance with the REIT requirements, we may use such entities to undertake indirectly activities that the REIT rules might otherwise preclude us from doing directly or through pass-through subsidiaries. For example, we may use TRSs or other taxable subsidiary corporations to perform services or conduct activities that give rise to certain categories of income or to conduct activities that, if conducted by us directly, would be treated in our hands as prohibited transactions.

The TRS rules limit the deductibility of interest paid or accrued by a TRS to its parent REIT to assure that the TRS is subject to an appropriate level of corporate taxation. Further, the rules impose a 100% excise tax on transactions between a TRS and its parent REIT or the REIT’s customers that are not conducted on an arm’s-length basis. We intend that all of our transactions with our TRSs, if any, will be conducted on an arm’s-length basis.

Income Tests

In order to qualify to be taxed as a REIT, we must satisfy two gross income requirements on an annual basis. First, at least 75% of our gross income for each taxable year, excluding gross income from sales of inventory or dealer property in “prohibited transactions,” discharge of indebtedness and certain hedging transactions, generally must be derived from “rents from real property,” gains from the sale of real estate assets, interest income derived from mortgage loans secured by real property (including certain types of mortgage-backed securities), dividends received from other REITs and specified income from temporary investments. Second, at least 95% of our gross income in each taxable year, excluding gross income from prohibited transactions, discharge of indebtedness and certain hedging transactions, must be derived from some combination of income that qualifies under the 75% gross income test described above, as well as other dividends, interest, and gain from the sale or disposition of stock or securities, which need not have any relation to real property. Income and gain from certain hedging transactions will be excluded from both the numerator and the denominator for purposes of both the 75% and 95% gross income tests.

Rents from Real Property.  Rents we receive from a customer will qualify as “rents from real property” for the purpose of satisfying the gross income requirements for a REIT described above only if all of the conditions described below are met.

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The amount of rent is not based in whole or in part on the income or profits of any person. However, an amount we receive or accrue generally will not be excluded from the term “rents from real property” solely because it is based on a fixed-percentage or percentages of receipts or sales;

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Neither we nor an actual or constructive owner of 10% or more of our stock actually or constructively owns 10% or more of the interests in the assets or net profits of a noncorporate customer, or, if the customer is a corporation (but excluding any TRS), 10% or more of the total combined voting power of all classes of stock entitled to vote or 10% or more of the total value of all classes of stock of the customer. Rents we receive from such a customer that is a TRS of ours, however, will not be excluded from the definition of “rents from real property” as a result of this condition if at least 90% of the space at the property to which the rents relate is leased to third parties, and the rents paid by the TRS are substantially comparable to rents paid by our other customers for comparable space. Whether rents paid by a TRS are substantially comparable to rents paid by other customers is determined at the time the lease with the TRS is entered into, extended, and modified, if such modification increases the rents due under such lease. Notwithstanding the foregoing, however, if a lease with a “controlled TRS” is modified and such modification results in an increase in the rents payable by such TRS, any such increase will not qualify as “rents from real property.” For purposes of this rule, a “controlled TRS” is a TRS in which the parent REIT owns stock possessing more than 50% of the voting power or more than 50% of the total value of the outstanding stock of such TRS;

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Rent attributable to personal property that is leased in connection with a lease of real property is not greater than 15% of the total rent received under the lease. If this condition is not met, then the portion of the rent attributable to personal property will not qualify as “rents from real property”; and

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We generally do not operate or manage the property or furnish or render services to our customers, subject to a 1% de minimis and except as provided below. We are permitted, however, to perform directly certain services that are “usually or customarily rendered” in connection with the rental of space for occupancy only and are not otherwise considered “rendered to the occupant” of the property. Examples of these permitted services include the provision of light, heat or other utilities, trash removal and general maintenance of common areas. In addition, we are permitted to employ an independent contractor from whom we derive no revenues, or a TRS, which may be wholly or partially owned by us, to provide non-customary services to our customers without causing the rent that we receive from those customers to fail to qualify as “rents from real property.”

The value of our assets is primarily attributable to our outdoor advertising structure and sites. Billboards are generally located on sites leased through agreements with landowners. Billboard displays can be either static or digital and can come in a variety of forms, including freestanding billboard displays and displays on the exterior and roofs of buildings. Advertising displays may also be placed on the interior and exterior of rail and subway cars and buses, as well as on benches, trams, trains, transit shelters, urban panels (i.e., smaller-sized billboards located at transit entrances), street kiosks and transit platforms. We generally own the physical billboard structures on which our customers display advertising copy, hold the legal permits to display advertising thereon and lease the underlying sites. A significant number of our billboard structures, referred to as “legal nonconforming” billboards, were legally constructed under laws in effect at the time they were built, but could not be constructed under current laws. These structures are often in areas where it is difficult or not permitted to build additional billboards under current laws, which enhances the value of our portfolio. We also hold exclusive multiyear contracts with municipalities and transit operators in many large cities, including Los Angeles, Washington, D.C. and New York City, to operate advertising structures and sites within their transit systems. We will lease and sublease displays on our advertising structures and sites pursuant to advertising agreements. Further, we or our affiliates will provide certain services to customers of our advertising structures and sites. We expect that our outdoor advertising assets described above will be treated as real property for purposes of the REIT gross income tests, and therefore expect that the rent payments received pursuant to the advertising agreements will be treated as rents from real property for purposes of the REIT gross income tests. We intend to structure our provision of services to our customers in a manner that does not prevent our rental income from qualifying as “rents from real property.” CBS has requested a private letter ruling from the IRS with respect to certain issues relevant to our qualification to be taxed as a REIT. In general, CBS has informed us that it expects that if received, the ruling will provide, subject to the terms and conditions contained therein, that (1) certain of the assets to be held by us after this offering (e.g., the outdoor advertising assets described above), (2) amounts received by us pursuant to our advertising agreements and (3) certain services that we, independent contractors or TRSs may provide, directly or through subsidiaries, to our customers, will not adversely affect our qualification to be taxed as a REIT. Although, if received, we may generally rely upon the ruling and no assurance can be given that the IRS will not challenge our qualification to be taxed as a REIT on the basis of other issues or facts outside the scope of the ruling.

As described above, upon completion of this offering, CBS indirectly will own approximately     % of the voting power of our outstanding stock following this offering. Our board of directors will grant CBS and certain of its affiliates a waiver of the ownership restrictions contained in our charter, subject to certain initial and ongoing conditions designed to protect our status as a REIT. Notwithstanding the satisfaction of such conditions, certain rents we receive could be treated as non-qualifying income for purposes of the REIT requirements. Even if we have reasonable cause for a failure to meet the REIT income tests as a result of receiving non-qualifying rental income, we would nonetheless be required to pay a penalty tax in order to retain our REIT status.

We intend to cause any services that are not “usually or customarily rendered,” or that are for the benefit of a particular customer in connection with the rental of real property, to be provided through a TRS or through an “independent contractor.” However, no assurance can be given that the IRS will concur with our determination as to whether a particular service is usual or customary, or otherwise in this regard.

Interest Income.  Interest income constitutes qualifying mortgage interest for purposes of the 75% gross income test (as described above) to the extent that the obligation upon which such interest is paid is secured by a mortgage on real property. If we receive interest income with respect to a mortgage loan that is secured by both real property and other property, and the highest principal amount of the loan outstanding during a taxable year exceeds the fair market value of the real property on the date that we acquired or originated the mortgage loan, the interest income will be apportioned between the real property and the other collateral, and our income from the arrangement will qualify for purposes of the 75% gross income test only to the extent that the interest is allocable to the real property. Even if a loan is not secured by real property, or is undersecured, the income that it generates may nonetheless qualify for purposes of the 95% gross income test. For these purposes, the term “interest” generally does not include any amount received or accrued, directly or indirectly, if the determination of all or some of the amount depends in any way on the income or profits of any person. However, an amount received or accrued generally will not be excluded from the term “interest” solely by reason of being based on a fixed percentage or percentages of receipts or sales.

Dividend Income.  We may directly or indirectly receive distributions from TRSs or other corporations that are not REITs or qualified REIT subsidiaries. These distributions generally are treated as dividend income to the extent of the earnings and profits of the distributing corporation. Such distributions will generally constitute qualifying income for purposes of the 95% gross income test, but not for purposes of the 75% gross income test. Any dividends that we receive from another REIT, however, will be qualifying income for purposes of both the 95% and 75% gross income tests.

Fee Income.  Any fee income that we earn will generally not be qualifying income for purposes of either gross income test. Any fees earned by a TRS, however, will not be included for purposes of our gross income tests.

Hedging Transactions.  Any income or gain that we or our pass-through subsidiaries derive from instruments that hedge certain risks, such as the risk of changes in interest rates, will be excluded from gross income for purposes of both the 75% and 95% gross income tests, provided that specified requirements are met, including the requirement that the instrument is entered into during the ordinary course of our business, the instrument hedges risks associated with indebtedness issued by us or our pass-through subsidiary that is incurred to acquire or carry “real estate assets” (as described below under “—Asset Tests”), and the instrument is properly identified as a hedge along with the risk that it hedges within prescribed time periods. Income and gain from all other hedging transactions will not be qualifying income for either the 95% or 75% gross income test.

Failure to Satisfy the Gross Income Tests.  If we fail to satisfy one or both of the 75% or 95% gross income tests for any taxable year, including as a result of rents received by us from CBS failing to qualify as “rents from real property,” we may still qualify to be taxed as a REIT for such year if we are entitled to relief under applicable provisions of the Code. These relief provisions will be generally available if (i) our failure to meet these tests was due to reasonable cause and not due to willful neglect and (ii) following our identification of the failure to meet the 75% or 95% gross income test for any taxable year, we file a schedule with the IRS setting forth each item of our gross income for purposes of the 75% or 95% gross income test for such taxable year in accordance with Treasury regulations, which have not yet been issued. It is not possible to state whether we would be entitled to the benefit of these relief provisions in all circumstances. If these relief provisions are inapplicable to a particular set of circumstances, we will not qualify to be taxed as a REIT. Even if these relief provisions apply, and we retain our status as a REIT, the Code imposes a tax based upon the amount by which we fail to satisfy the particular gross income test.

Asset Tests

At the close of each calendar quarter, we must also satisfy four tests relating to the nature of our assets. First, at least 75% of the value of our total assets must be represented by some combination of “real estate assets,” cash, cash items, U.S. government securities, and, under some circumstances, stock or debt instruments purchased with new capital. For this purpose, real estate assets include interests in real property and stock of other corporations that qualify as REITs, as well as some kinds of mortgage-backed securities and mortgage loans. Assets that do not qualify for purposes of the 75% asset test are subject to the additional asset tests described below.

Second, the value of any one issuer’s securities that we own may not exceed 5% of the value of our total assets.

Third, we may not own more than 10% of any one issuer’s outstanding securities, as measured by either voting power or value. The 5% and 10% asset tests do not apply to securities of TRSs and qualified REIT subsidiaries, and the 10% asset test does not apply to “straight debt” having specified characteristics and to certain other securities described below. Solely for purposes of the 10% asset test, the determination of our interest in the assets of a partnership or limited liability company in which we own an interest will be based on our proportionate interest in any securities issued by the partnership or limited liability company, excluding for this purpose certain securities described in the Code.

Fourth, the aggregate value of all securities of TRSs that we hold, together with other non-qualified assets (such as furniture and equipment or other tangible personal property, or non-real estate securities) may not, in the aggregate, exceed 25% of the value of our total assets.

Notwithstanding the general rule, as noted above, that for purposes of the REIT income and asset tests we are treated as owning our proportionate share of the underlying assets of a subsidiary partnership, if we hold indebtedness issued by a partnership, the indebtedness will be subject to, and may cause a violation of, the asset tests unless the indebtedness is a qualifying mortgage asset or other conditions are met. Similarly, although stock of another REIT is a qualifying asset for purposes of the REIT asset tests, any non-mortgage debt that is issued by another REIT may not so qualify (although such debt will not be treated as “securities” for purposes of the 10% asset test, as explained below).

Certain securities will not cause a violation of the 10% asset test described above. Such securities include instruments that constitute “straight debt,” which term generally excludes, among other things, securities having contingency features. A security does not qualify as “straight debt” where a REIT (or a controlled TRS of the REIT) owns other securities of the same issuer which do not qualify as straight debt, unless the value of those other securities constitute, in the aggregate, 1% or less of the total value of that issuer’s outstanding securities. In addition to straight debt, the Code provides that certain other securities will not violate the 10% asset test. Such securities include (i) any loan made to an individual or an estate, (ii) certain rental agreements pursuant to which one or more payments are to be made in subsequent years (other than agreements between a REIT and certain persons related to the REIT under attribution rules),

(iii) any obligation to pay rents from real property, (iv) securities issued by governmental entities that are not dependent in whole or in part on the profits of (or payments made by) a nongovernmental entity, (v) any security (including debt securities) issued by another REIT and (vi) any debt instrument issued by a partnership if the partnership’s income is of a nature that it would satisfy the 75% gross income test described above under “—Income Tests.” In applying the 10% asset test, a debt security issued by a partnership is not taken into account to the extent, if any, of the REIT’s proportionate interest in the equity and certain debt securities issued by that partnership.

The value of our assets is primarily attributable to our outdoor advertising structure and sites, as described above. We expect that such outdoor advertising assets will be treated as real property for purposes of the REIT asset tests. CBS has requested a private letter ruling from the IRS substantially to that effect. If, however, any of our assets not covered by the IRS ruling (if received) are subsequently determined not to constitute real property for purposes of the REIT asset tests, we could fail to satisfy such tests.

No independent appraisals have been obtained to support our conclusions as to the value of our total assets or the value of any particular security or securities. Moreover, the values of some assets may not be susceptible to a precise determination, and values are subject to change in the future. Furthermore, the proper classification of an instrument as debt or equity for U.S. federal income tax purposes may be uncertain in some circumstances, which could affect the application of the REIT asset requirements. Accordingly, there can be no assurance that the IRS will not contend that our interests in our subsidiaries or in the securities of other issuers will not cause a violation of the REIT asset tests.

However, certain relief provisions are available to allow REITs to satisfy the asset requirements or to maintain REIT qualification notwithstanding certain violations of the asset and other requirements. For example, if we should fail to satisfy the asset tests at the end of a calendar quarter such a failure would not cause us to lose our REIT qualification if (i) we satisfied the asset tests at the close of the preceding calendar quarter and (ii) the discrepancy between the value of our assets and the asset requirements was not wholly or partly caused by an acquisition of non-qualifying assets, but instead arose from changes in the relative market values of our assets. If the condition described in (ii) were not satisfied, we still could avoid disqualification by eliminating any discrepancy within 30 days after the close of the calendar quarter in which it arose or by making use of the relief provisions described above.

In the case of de minimis violations of the 10% and 5% asset tests, a REIT may maintain its qualification despite a violation of such requirements if (i) the value of the assets causing the violation does not exceed the lesser of 1% of the REIT’s total assets and $10,000,000 and (ii) the REIT either disposes of the assets causing the failure within six months after the last day of the quarter in which it identifies the failure, or the relevant tests are otherwise satisfied within that time frame.

Even if we did not qualify for the foregoing relief provisions, one additional provision allows a REIT that fails one or more of the asset requirements to nevertheless maintain its REIT qualification if (i) the REIT provides the IRS with a description of each asset causing the failure, (ii) the failure is due to reasonable cause and not willful neglect, (iii) the REIT pays a tax equal to the greater of (a) $50,000 per failure and (b) the product of the net income generated by the assets that caused the failure multiplied by the highest applicable corporate tax rate (currently 35%) and (iv) the REIT either disposes of the assets causing the failure within six months after the last day of the quarter in which it identifies the failure, or otherwise satisfies the relevant asset tests within that time frame.

Annual Distribution Requirements

In order to qualify to be taxed as a REIT, we are required to distribute dividends, other than capital gain dividends, to our stockholders in an amount at least equal to:

(i)	the sum of

(a)	90% of our REIT taxable income, computed without regard to our net capital gains and the deduction for dividends paid; and

(b)	90% of our after tax net income, if any, from foreclosure property (as described below); minus

(ii)	the excess of the sum of specified items of noncash income over 5% of our REIT taxable income, computed without regard to our net capital gain and the deduction for dividends paid.

We generally must make these distributions in the taxable year to which they relate, or in the following taxable year if declared before we timely file our tax return for the year and if paid with or before the first regular dividend payment after such declaration. These distributions will be treated as received by our stockholders in the year in which paid. In order for distributions to be counted as satisfying the annual distribution requirements for REITs, and to provide us with a REIT-level tax deduction, the distributions must not be “preferential dividends.” A dividend is not a preferential dividend if the distribution is (i) pro rata among all outstanding shares of stock within a particular class and (ii) in accordance with any preferences among different classes of stock as set forth in our organizational documents.

To the extent that we distribute at least 90%, but less than 100%, of our REIT taxable income, as adjusted, we will be subject to tax at ordinary corporate tax rates on the retained portion. We may elect to retain, rather than distribute, some or all of our net long-term capital gains and pay tax on such gains. In this case, we could elect for our stockholders to include their proportionate shares of such undistributed long-term capital gains in income, and to receive a corresponding credit for their share of the tax that we paid. Our stockholders would then increase the adjusted basis of their stock by the difference between (i) the amounts of capital gain dividends that we designated and that they include in their taxable income, minus (ii) the tax that we paid on their behalf with respect to that income.

To the extent that in the future we may have available net operating losses carried forward from prior tax years, such losses may reduce the amount of distributions that we must make in order to comply with the REIT distribution requirements. Such losses, however, will generally not affect the tax treatment to our stockholders of any distributions that are actually made. See “—Taxation of Stockholders—Taxation of Taxable U.S. Stockholders—Distributions.”

If we fail to distribute during each calendar year at least the sum of (i) 85% of our ordinary income for such year, (ii) 95% of our capital gain net income for such year and (iii) any undistributed net taxable income from prior periods, we will be subject to a nondeductible 4% excise tax on the excess of such required distribution over the sum of (a) the amounts actually distributed, plus (b) the amounts of income we retained and on which we have paid corporate income tax.

We expect that our REIT taxable income will be less than our cash flows because of depreciation and other noncash charges included in computing REIT taxable income. Accordingly, we anticipate that we generally will have sufficient cash or liquid assets to enable us to satisfy the distribution requirements described above. However, from time to time, we may not have sufficient cash or other liquid assets to meet these distribution requirements due to timing differences between the actual receipt of income and actual payment of deductible expenses, and the inclusion of income and deduction of expenses in determining our taxable income. In addition, we may decide to retain our cash, rather than distribute it, in order to repay debt, acquire assets, or for other reasons. If these timing differences occur, we may borrow funds to pay dividends or pay dividends through the distribution of other property (including shares of our stock) in order to meet the distribution requirements, while preserving our cash. Alternatively, we may declare a taxable dividend payable in cash or stock at the election of each stockholder, where the aggregate amount of cash to be distributed in such dividend may be subject to limitation. In such case, for U.S. federal income tax purposes, taxable stockholders receiving such dividends will be required to include the full amount of the dividend as ordinary income to the extent of our current and accumulated earnings and profits.

If our taxable income for a particular year is subsequently determined to have been understated, we may be able to rectify a resultant failure to meet the distribution requirements for a year by paying “deficiency dividends” to stockholders in a later year, which may be included in our deduction for dividends paid for the earlier year. In this case, we may be able to avoid losing REIT qualification or being taxed on amounts distributed as deficiency dividends, subject to the 4% excise tax described above. We will be required to pay interest based on the amount of any deduction taken for deficiency dividends.

For purposes of the 90% distribution requirement and excise tax described above, any dividend that we declare in October, November or December of any year and that is payable to a stockholder of record on a specified date in any such month will be treated as both paid by us and received by the stockholder on December 31 of such year, provided that we actually pay the dividend before January 31 of the following calendar year.

Earnings and Profits Distribution Requirement.  In connection with the split-off, CBS will allocate its earnings and profits between CBS and us in accordance with provisions of the Code. A REIT must, before the end of any taxable year in which it has accumulated earnings and profits attributable to a non-REIT year, distribute such earnings and profits.

In order to comply with this requirement, we will pay the Purging Distribution(s) by declaring a dividend to our stockholders to distribute our accumulated earnings and profits attributable to any non-REIT years, including any earnings and profits allocated to us by CBS in connection with the split-off. We expect to pay the Purging Distribution(s) in a combination of cash and our stock, a substantial portion of which will be in stock. CBS has requested a private letter ruling from the IRS with respect to certain issues relevant to our payment of the Purging Distribution in a combination of cash and our stock. In general, CBS has informed us that it expects that, if received, the ruling will provide, subject to the terms and conditions contained therein, that (1) a Purging Distribution will be treated as a dividend that will first reduce our earnings and profits attributable to non-REIT years and (2) the amount of our stock received by any of our stockholders as part of a Purging Distribution will be considered to equal the amount of cash that could have been received instead. A stockholder of our common stock will be required to report dividend income as a result of the Purging Distribution even if such stockholder received no cash or only nominal amounts of cash in the distribution. See “—Taxation of Stockholders—Taxation of Taxable U.S. Stockholders—Distributions.”

Prohibited Transactions

Net income that we derive from a prohibited transaction is subject to a 100% tax. The term “prohibited transaction” generally includes a sale or other disposition of property (other than foreclosure property, as discussed below) that is held as inventory or primarily for sale to customers in the ordinary course of a trade or business. We intend to conduct our operations so that no asset that we own (or are treated as owning) will be treated as, or as having been, held as inventory or for sale to customers, and that a sale of any such asset will not be treated as having been in the ordinary course of our business. Whether property is held as inventory or “primarily for sale to customers in the ordinary course of a trade or business” depends on the particular facts and circumstances. No assurance can be given that any property that we sell will not be treated as inventory or property held for sale to customers, or that we can comply with certain safe-harbor provisions of the Code that would prevent such treatment. The 100% tax does not apply to gains from the sale of property that is held through a TRS or other taxable corporation, although such income will be subject to tax in the hands of the corporation at regular corporate rates. We intend to structure our activities to avoid prohibited transaction characterization.

Like-Kind Exchanges

We may dispose of properties in transactions intended to qualify as like-kind exchanges under the Code. Such like-kind exchanges are intended to result in the deferral of gain for U.S. federal income tax purposes. The failure of any such transaction to qualify as a like-kind exchange could require us to pay federal income tax, possibly including the 100% prohibited transaction tax, depending on the facts and circumstances surrounding the particular transaction.

Derivatives and Hedging Transactions

We may enter into hedging transactions, including with respect to foreign currency exchange rate and interest rate exposure on one or more of our assets or liabilities. Any such hedging transactions could take a variety of forms, including the use of derivative instruments such as swap contracts, cap or floor contracts, futures or forward contracts and options. Except to the extent provided by Treasury regulations, any income from a hedging transaction we enter into (i) in the normal course of our business primarily to manage risk of interest rate changes or currency fluctuations with respect to borrowings made or to be made, or ordinary obligations incurred or to be incurred, to acquire or carry real estate assets, which is clearly identified as specified in Treasury regulations before the close of the day on which it was acquired, originated, or entered into, including gain from the sale or disposition of a position in such a transaction and (ii) primarily to manage risk of currency fluctuations with respect to any item of income or gain that would be qualifying income under the 75% or 95% income tests, which is clearly identified as such before the close of the day on which it was acquired, originated, or entered into, will not constitute gross income for purposes of the 75% or 95% gross income test. To the extent that we enter into other types of hedging transactions, the income from those transactions is likely to be treated as non-qualifying income for purposes of both the 75% and 95% gross income tests. Moreover, to the extent that a position in a hedging transaction has positive value at any particular point in time, it may be treated as an asset that does not qualify for purposes of the REIT asset tests. We intend to structure any hedging transactions in a manner that does not jeopardize our qualification to be taxed as a REIT. We may conduct some or all of our hedging activities (including hedging activities relating to currency risk) through a TRS or other corporate entity, the income from which may be subject to U.S. federal income tax, rather than by participating in the arrangements directly or through pass-through subsidiaries. No assurance can be given, however, that our hedging activities will not give rise to income or assets that do not qualify for purposes of the REIT tests, or that our hedging activities will not adversely affect our ability to satisfy the REIT qualification requirements.

Foreclosure Property

Foreclosure property is real property and any personal property incident to such real property (i) that we acquire as the result of having bid in the property at foreclosure, or having otherwise reduced the property to ownership or possession by agreement or process of law, after a default (or upon imminent default) on a lease of the property or a mortgage loan held by us and secured by the property, (ii) for which we acquired the related loan or lease at a time when default was not imminent or anticipated and (iii) with respect to which we made a proper election to treat the property as foreclosure property. We generally will be subject to tax at the maximum corporate rate (currently 35%) on any net income from foreclosure property, including any gain from the disposition of the foreclosure property, other than income that would otherwise be qualifying income for purposes of the 75% gross income test. Any gain from the sale of property for which a foreclosure property election has been made will not be subject to the 100% tax on gains from prohibited transactions described above, even if the property would otherwise constitute inventory or dealer property. We do not anticipate receiving any income from foreclosure property that does not qualify for purposes of the 75% gross income test.

Penalty Tax

Any redetermined rents, redetermined deductions or excess interest we generate will be subject to a 100% penalty tax. In general, redetermined rents are rents from real property that are overstated as a result of any services furnished to any of our customers by a TRS, and redetermined deductions and excess interest represent any amounts that are deducted by a TRS for amounts paid to us that are in excess of the amounts that would have been deducted based on arm’s-length negotiations. Rents that we receive will not constitute redetermined rents if they qualify for certain safe harbor provisions contained in the Code.

From time to time, our TRS may provide services to our customers. We intend to set the fees paid to our TRS for such services at arm’s-length rates, although the fees paid may not satisfy the safe-harbor provisions described above. These determinations are inherently factual, and the IRS has broad discretion to assert that amounts paid between related parties should be reallocated to clearly reflect their respective incomes. If the IRS successfully made such an assertion, we would be required to pay a 100% penalty tax on the excess of an arm’s-length fee for customer services over the amount actually paid.

Failure to Qualify

If we fail to satisfy one or more requirements for REIT qualification other than the income or asset tests, we could avoid disqualification as a REIT if our failure is due to reasonable cause and not to willful neglect and we pay a penalty of $50,000 for each such failure. Relief provisions are also available for failures of the income tests and asset tests, as described above in “—Income Tests” and “—Asset Tests.”

If we fail to qualify for taxation as a REIT in any taxable year, and the relief provisions described above do not apply, we will be subject to tax, including any applicable alternative minimum tax, on our taxable income at regular corporate rates. We cannot deduct distributions to stockholders in any year in which we are not a REIT, nor would we be required to make distributions in such a year. In this situation, to the extent of current and accumulated earnings and profits, distributions to stockholders will be taxable as regular corporate dividends. Such dividends paid to U.S. stockholders that are individuals, trusts or estates may be taxable at the preferential income tax rates (i.e., the 20% maximum U.S. federal rate) for qualified dividends. In addition, subject to the limitations of the Code, corporate distributees may be eligible for the dividends received deduction. Unless we are entitled to relief under specific statutory provisions, we will also be disqualified from re-electing to be taxed as a REIT for the four taxable years following the year during which we lose our qualification. It is not possible to state whether, in all circumstances, we will be entitled to this statutory relief.

Taxation of Stockholders

Taxation of Taxable U.S. Stockholders

The following is a summary of certain U.S. federal income tax consequences of the ownership and disposition of our stock applicable to taxable U.S. stockholders. A “U.S. stockholder” is any holder of our common stock that is, for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•

a corporation (or entity treated as a corporation for U.S. federal income tax purposes) created or organized in the United States or under the laws of the United States, or of any state thereof, or the District of Columbia;

•	an estate, the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source; or

•

a trust if a U.S. court is able to exercise primary supervision over the administration of such trust and one or more U.S. fiduciaries have the authority to control all substantial decisions of the trust.

If a partnership, including for this purpose any entity that is treated as a partnership for U.S. federal income tax purposes, holds our common stock, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. An investor that is a partnership and the partners in such partnership should consult their tax advisors about the U.S. federal income tax consequences of the acquisition, ownership and disposition of our common stock.

Distributions.

Distributions Prior to the Effective Date of Our REIT Election.  For the period commencing with the completion of this offering through the day immediately prior to the effective date of our REIT election, the distributions that we make to taxable U.S. stockholders out of current or accumulated earnings and profits will generally be treated as dividends. With certain exceptions (including, but not limited to, dividends treated as investment income for purposes of investment interest deduction limitations), and provided certain holding period requirements are met, dividends we pay to a noncorporate U.S. stockholder generally will constitute “qualified dividends” that will be subject to tax at the maximum tax rate accorded to long-term capital gains (currently 15% for noncorporate taxpayers with incomes of less than $400,000 ($450,000 for married couples filing jointly) and 20% for noncorporate taxpayers with incomes of $400,000 or more ($450,000 for married couples filing jointly)). Dividends we pay to a corporation that is a taxable U.S. stockholder generally will qualify for the dividends received deduction if the requisite holding period is satisfied. Distributions in excess of our current or accumulated earnings and profits will constitute a return of capital that will be applied against and reduce the stockholder’s adjusted basis in our common stock (but not below zero). Any amount distributed that is in excess of both our current and accumulated earnings and profits and the stockholder’s basis in our common stock will be treated as gain realized on the sale or other disposition of our common stock. Gain or loss a taxable U.S. stockholder realizes on the sale or other disposition of our common stock will be capital gain or loss. The amount of a stockholder’s gain or loss will be equal to the difference between the stockholder’s tax basis in the common stock disposed of and the amount realized on the disposition. The deductibility of capital losses is subject to limitations. Any capital gain or loss a taxable U.S. stockholder realizes on a sale or other disposition of our common stock will generally be long-term capital gain or loss if the stockholder’s holding period for the common stock is more than one year. Long-term capital gain realized by a noncorporate U.S. stockholder generally will be subject to a maximum rate of 15% for such U.S. stockholders with incomes of less than $400,000 ($450,000 for married couples filing jointly) and 20% for noncorporate U.S. stockholders with incomes of $400,000 or more ($450,000 for married couples filing jointly).

Distributions From and After the Effective Date of Our REIT Election.  For such time as we qualify to be taxed as a REIT, the distributions that we make to our taxable U.S. stockholders out of current or accumulated earnings and profits that we do not designate as capital gain dividends will generally be taken into account by such stockholders as ordinary income and will not be eligible for the dividends received deduction for corporations. With limited exceptions, our dividends are not eligible for taxation at the preferential income tax rates (i.e., the 20% maximum U.S. federal rate) for qualified dividends received by most U.S. stockholders that are individuals, trusts or estates from taxable C corporations. Such stockholders, however, are taxed at the preferential rates on dividends designated by and received from REITs to the extent that the dividends are attributable to:

•	income retained by the REIT in the prior taxable year on which the REIT was subject to corporate level income tax (less the amount of tax) (i.e., the Purging Distribution(s));

•	dividends received by the REIT from TRSs or other taxable C corporations; or

•	income in the prior taxable year from sales of “built-in gain” property acquired by the REIT from C corporations in carryover basis transactions (less the amount of corporate tax on such income).

We expect to pay the Purging Distribution(s) in a combination of cash and our stock, a substantial portion of which will be in stock. CBS has requested a private letter ruling from the IRS with respect to certain issues relevant to the payment of the Purging Distribution(s) in a combination of cash and our stock. In general, CBS has informed us that it expects that, if received, the ruling will provide, subject to the terms and conditions contained therein, that (1) a Purging Distribution will be treated as a dividend that will first reduce our earnings and profits attributable to non-REIT years and (2) the amount of our stock received by any of our stockholders as part of a Purging Distribution will be considered to equal the amount of cash that could have been received instead. A taxable U.S. holder of our common stock will be required to report dividend income as a result of a Purging Distribution even if such stockholder received no cash or only nominal amounts of cash in the distribution. Similarly, if in the future we declare a taxable dividend payable in cash or stock at the election of each stockholder, where the aggregate amount of cash to be distributed in such dividend may be subject to limitation, taxable stockholders receiving such dividends will be required to include the full amount of the dividend as ordinary income to the extent of our current and accumulated earnings and profits.

Distributions that we designate as capital gain dividends will generally be taxed to our U.S. stockholders as long-term capital gains, to the extent that such distributions do not exceed our actual net capital gain for the taxable year, without regard to the period for which the stockholder that receives such distribution has held its stock. We may elect to retain and pay taxes on some or all of our net long-term capital gains, in which case we may elect to apply provisions of the Code that treat our U.S. stockholders as having received, solely for tax purposes, our undistributed capital gains, and the stockholders as receiving a corresponding credit for taxes that we paid on such undistributed capital gains. See “—Taxation of CBS Outdoor Americas Inc.—Annual Distribution Requirements.” Corporate stockholders may be required to treat up to 20% of some capital gain dividends as ordinary income. Long-term capital gains are generally taxable at maximum U.S. federal rates of 20% in the case of U.S. stockholders that are individuals, trusts or estates, and 35% in the case of U.S. stockholders that are corporations. Capital gains attributable to the sale of depreciable real property held for more than twelve months are subject to a 25% maximum U.S. federal income tax rate for taxpayers who are taxed as individuals, to the extent of previously claimed depreciation deductions.

Distributions in excess of our current and accumulated earnings and profits will generally represent a return of capital and will not be taxable to a stockholder to the extent that the amount of such distributions does not exceed the adjusted basis of the stockholder’s shares in respect of which the distributions were made. Rather, the distribution will reduce the adjusted basis of the stockholder’s shares. To the extent that such distributions exceed the adjusted basis of a stockholder’s shares, the stockholder generally must include such distributions in income as long-term capital gain if the shares have been held for more than one year, or short-term capital gain if the shares have been held for one year or less. In addition, any dividend that we declare in October, November or December of any year and that is payable to a stockholder of record on a specified date in any such month will be treated as both paid by us and received by the stockholder on December 31 of such year, provided that we actually pay the dividend before January 31 of the following calendar year.

To the extent that we have available net operating losses and capital losses carried forward from prior tax years, such losses may reduce the amount of distributions that we must make in order to comply with the REIT distribution requirements. See “Taxation of CBS Outdoor Americas Inc.—Annual Distribution Requirements.” Such losses, however, are not passed through to stockholders and do not offset income of stockholders from other sources, nor would such losses affect the character of any distributions that we make, which are generally subject to tax in the hands of stockholders to the extent that we have current or accumulated earnings and profits.

Dispositions of Our Stock.  If a U.S. stockholder sells or disposes of shares of our stock, it will generally recognize gain or loss for U.S. federal income tax purposes in an amount equal to the difference between the amount of cash and the fair market value of any property received on the sale or other disposition and the stockholder’s adjusted tax basis in the shares of stock. In general, capital gains recognized by individuals, trusts or estates upon the sale or disposition of our stock will be subject to a maximum U.S. federal income tax rate of 20% if the stock is held for more than one year, and will be taxed at ordinary income rates (of up to 39.6%) if the stock is held for one year or less. Gains recognized by stockholders that are corporations are subject to U.S. federal income tax at a maximum rate of 35%, whether or not such gains are classified as long-term capital gains. Capital losses recognized by a stockholder upon the disposition of our stock that was held for more than one year at the time of disposition will be considered long-term capital losses, and are generally available only to offset capital gain income of the stockholder but not ordinary income (except in the case of individuals, who may also offset up to $3,000 of ordinary income each year). In addition, any loss upon a sale or exchange of shares of our stock by a stockholder who has held the shares for six months or less, after applying holding period rules, will be treated as a long-term capital loss to the extent of actual or deemed distributions that we make that are required to be treated by the stockholder as long-term capital gain.

If an investor recognizes a loss upon a subsequent disposition of our stock or other securities in an amount that exceeds a prescribed threshold, it is possible that the provisions of Treasury regulations involving “reportable transactions” could apply, with a resulting requirement to separately disclose the loss-generating transaction to the IRS. These regulations, though directed towards “tax shelters,” are broadly written and apply to transactions that would not typically be considered tax shelters. The Code imposes significant penalties for failure to comply with these requirements. You should consult your tax advisor concerning any possible disclosure obligation with respect to the receipt or disposition of our stock or securities or transactions that we might undertake directly or indirectly. Moreover, you should be aware that we and other participants in the transactions in which we are involved (including their advisors) might be subject to disclosure or other requirements pursuant to these regulations.

Passive Activity Losses and Investment Interest Limitations.  Distributions that we make and gains arising from the sale or exchange by a U.S. stockholder of our stock will not be treated as passive activity income. As a result, stockholders will not be able to apply any “passive losses” against income or gain relating to our stock. To the extent that distributions we make do not constitute a return of capital, they will be treated as investment income for purposes of computing the investment interest limitation.

Taxation of Non-U.S. Stockholders

The following is a summary of certain U.S. federal income and estate tax consequences of the ownership and disposition of our stock applicable to non-U.S. stockholders. A “non-U.S. stockholder” is any holder of our common stock other than a partnership or U.S. stockholder.

Taxation of Non-U.S. Stockholders Prior to the Effective Date of Our REIT Election.

Dividends.  For the period commencing with the completion of this offering through the day immediately prior to the effective date of our REIT election, the portion of dividends received by non-U.S. stockholders that (i) is payable out of our earnings and profits and (ii) is not effectively connected with a U.S. trade or business of the non-U.S. stockholder, will be subject to U.S. withholding tax at the rate of 30%, unless reduced or eliminated by treaty.

In general, non-U.S. stockholders will not be considered to be engaged in a U.S. trade or business solely as a result of their ownership of our stock. In cases where the dividend income from a non-U.S. stockholder’s investment in our stock is, or is treated as, effectively connected with the non-U.S. stockholder’s conduct of a U.S. trade or business, the non-U.S. stockholder generally will be subject to U.S. federal income tax at graduated rates, in the same manner as U.S. stockholders are taxed with respect to such dividends. Such effectively connected income must generally be reported on a U.S. income tax return filed by or on behalf of the non-U.S. stockholder. The income may also be subject to a branch profits tax at the rate of 30% (unless reduced or eliminated by treaty) in the case of a non-U.S. stockholder that is a corporation.

Non-Dividend Distributions.  Unless our stock constitutes a U.S. real property interest (“USRPI”), distributions that we make which are not dividends out of our earnings and profits will not be subject to U.S. income tax. If we cannot determine at the time a distribution is made whether or not the distribution will exceed current and accumulated earnings and profits, the distribution will be subject to withholding at the rate applicable to dividends. The non-U.S. stockholder may seek a refund from the IRS of any amounts withheld if it is subsequently determined that the distribution was, in fact, in excess of our current and accumulated earnings and profits. If our stock constitutes a USRPI, as described below, distributions that we make in excess of the sum of (i) the stockholder’s proportionate share of our earnings and profits, plus (ii) the stockholder’s basis in its stock, will be taxed under the Foreign Investment in Real Property Tax Act of 1980 (“FIRPTA”), at the rate of tax, including any applicable capital gains rates, that would apply to a U.S. stockholder of the same type (e.g., an individual or a corporation, as the case may be), and the collection of the tax will be enforced by a withholding at a rate of 10% of the amount by which the distribution exceeds the stockholder’s share of our earnings and profits.

Gain on Sale or Other Disposition of our Common Stock.  In general, a non-U.S. stockholder will not be subject to U.S. federal income or, subject to the discussion below under the heading “Information Reporting and Backup Withholding,” withholding tax on any gain realized upon the sale or other disposition of our common stock unless:

•

the gain is effectively connected with a trade or business carried on by the non-U.S. stockholder within the United States and, if required by an applicable income tax treaty, is attributable to a U.S. permanent establishment of the non-U.S. holder;

•	the non-U.S. holder is an individual and is present in the United States for 183 days or more in the taxable year of disposition and certain other conditions are satisfied; or

•

we are or have been a U.S. real property holding corporation (a “USRPHC”) for U.S. federal income tax purposes at any time within the shorter of the five-year period ending on the date of the disposition and the non-U.S. stockholder’s holding period and certain other conditions are satisfied. If we are a USRPHC for U.S. federal income tax purposes, our stock will constitute a USRPI. Subject to certain exceptions discussed below, we will be a USRPHC for U.S. federal income tax purposes (and our stock will be treated as a USRPI) if 50% or more of our assets throughout the prescribed testing period consist of interests in real property located within the United States, excluding, for this purpose, interests in real property solely in a capacity as a creditor. We expect that 50% or more of our assets will consist of USRPIs, and thus we expect to be a USRPHC.

Gain that is effectively connected with the conduct of a trade or business in the United States generally will be subject to U.S. federal income tax, net of certain deductions, at regular U.S. federal income tax rates. If the non-U.S. stockholder is a foreign corporation, the branch profits tax described above also may apply to such effectively connected gain. An individual non-U.S. stockholder who is subject to U.S. federal income tax because the non-U.S. stockholder was present in the United States for 183 days or more during the year of sale or other disposition of our common stock will be subject to a flat 30% tax on the gain derived from such sale or other disposition, which may be offset by U.S. source capital losses.

If gain on the sale of our stock is subject to taxation under FIRPTA, the non-U.S. stockholder will be required to file a U.S. federal income tax return and will be subject to the same treatment as a U.S. stockholder with respect to such gain, subject to applicable alternative minimum tax and a special alternative minimum tax in the case of non-resident alien individuals. Moreover, in order to enforce the collection of the tax, the purchaser of the stock could be required to withhold 10% of the purchase price and remit such amount to the IRS.

Information Reporting and Backup Withholding.  We must report annually to the IRS and to each non-U.S. stockholder the amount of dividends paid to, and the tax withheld with respect to, each non-U.S. stockholder. These reporting requirements apply regardless of whether withholding was reduced or eliminated by an applicable tax treaty. Copies of this information also may be made available under the provisions of a specific treaty or agreement with the tax authorities in the country in which the non-U.S. holder resides or is established.

U.S. backup withholding tax (currently, at a rate of 28%) is imposed on certain payments to persons that fail to furnish the information required under the U.S. information reporting rules. Dividends paid to a non-U.S. stockholder generally will be exempt from backup withholding if the non-U.S. stockholder provides a properly executed IRS Form W-8BEN or otherwise establishes an exemption.

Under U.S. Treasury regulations, the payment of proceeds from the disposition of our common stock by a non-U.S. stockholder effected at a U.S. office of a broker generally will be subject to information reporting and backup withholding, unless the beneficial owner, under penalties of perjury, certifies, among other things, its status as a non-U.S. stockholder or otherwise establishes an exemption. The payment of proceeds from the disposition of our common stock by a non-U.S. stockholder effected at a non-U.S. office of a broker generally will not be subject to backup withholding and information reporting, except as noted below. In the case of proceeds from a disposition of our common stock by a non-U.S. stockholder effected at a non-U.S. office of a broker that is:

•	a U.S. person;

•	a “controlled foreign corporation” for U.S. federal income tax purposes;

•	a foreign person 50% or more of whose gross income from certain periods is effectively connected with a U.S. trade or business; or

•

a foreign partnership if at any time during its tax year (a) one or more of its partners are U.S. persons who, in the aggregate, hold more than 50% of the income or capital interests of the partnership or (b) the foreign partnership is engaged in a U.S. trade or business;

information reporting will apply unless the broker has documentary evidence in its files that the owner is a non-U.S. stockholder and certain other conditions are satisfied, or the beneficial owner otherwise establishes an exemption (and the broker has no knowledge or reason to know to the contrary). Backup withholding will apply if the sale is subject to information reporting and the broker has actual knowledge that you are a United States person.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a non-U.S. stockholder can be refunded or credited against the non-U.S. stockholder’s U.S. federal income tax liability, if any, provided that the required information is furnished to the IRS in a timely manner.

Taxation of Non-U.S. Stockholders From and After the Effective Date of Our REIT Election.

Ordinary Dividends.  The portion of dividends received by non-U.S. stockholders that (i) is payable out of our earnings and profits (including the Purging Distribution), (ii) is not attributable to capital gains that we recognize and (iii) is not effectively connected with a U.S. trade or business of the non-U.S. stockholder, will be subject to U.S. withholding tax at the rate of 30%, unless reduced or eliminated by treaty.

In general, non-U.S. stockholders will not be considered to be engaged in a U.S. trade or business solely as a result of their ownership of our stock. In cases where the dividend income from a non-U.S. stockholder’s investment in our stock is, or is treated as, effectively connected with the non-U.S. stockholder’s conduct of a U.S. trade or business, the non-U.S. stockholder generally will be subject to U.S. federal income tax at graduated rates, in the same manner as U.S. stockholders are taxed with respect to such dividends. Such effectively connected income must generally be reported on a U.S. income tax return filed by or on behalf of the non-U.S. stockholder. The income may also be subject to a branch profits tax at the rate of 30% (unless reduced or eliminated by treaty) in the case of a non-U.S. stockholder that is a corporation.

Non-Dividend Distributions.  Unless our stock constitutes a USRPI, distributions that we make which are not dividends out of our earnings and profits will not be subject to U.S. income tax. If we cannot determine at the time a distribution is made whether or not the distribution will exceed current and accumulated earnings and profits, the distribution will be subject to withholding at the rate applicable to dividends. The non-U.S. stockholder may seek a refund from the IRS of any amounts withheld if it is subsequently determined that the distribution was, in fact, in excess of our current and accumulated earnings and profits. If our stock constitutes a USRPI, as described below, distributions that we make in excess of the sum of (i) the stockholder’s proportionate share of our earnings and profits, plus (ii) the stockholder’s basis in its stock, will be taxed under FIRPTA, at the rate of tax, including any applicable capital gains rates, that would apply to a U.S. stockholder of the same type (e.g., an individual or a corporation, as the case may be), and the collection of the tax will be enforced by a withholding at a rate of 10% of the amount by which the distribution exceeds the stockholder’s share of our earnings and profits.

Capital Gain Dividends.  Under FIRPTA, a distribution that we make to a non-U.S. stockholder, to the extent attributable to gains from dispositions of USRPIs that we held directly or through pass-through subsidiaries, or USRPI capital gains, will, except as described below, be considered effectively connected with a U.S. trade or business of the non-U.S. stockholder and will be subject to U.S. income tax at the rates applicable to U.S. individuals or corporations, without regard to whether we designate the distribution as a capital gain dividend. See “—Ordinary Dividends,” for a discussion of the consequences of income that is effectively connected with a U.S. trade or business. In addition, we will be required to withhold tax equal to 35% of the maximum amount that could have been designated as USRPI capital gain dividends. Distributions subject to FIRPTA may also be subject to a branch profits tax at the rate of 30% (unless reduced or eliminated by treaty) in the hands of a non-U.S. stockholder that is a corporation. A distribution is not attributable to USRPI capital gain if we held an interest in the underlying asset solely as a creditor. Capital gain dividends received by a non-U.S. stockholder that are attributable to dispositions of our assets other than USRPIs are not subject to U.S. federal income or withholding tax, unless (i) the gain is effectively connected with the non-U.S. stockholder’s U.S. trade or business, in which case the non-U.S. stockholder would be subject to the same treatment as U.S. stockholders with respect to such gain, except that a non-U.S. stockholder that is a corporation may also be subject to a branch profits tax at the rate of 30% (unless reduced or eliminated by treaty) or (ii) the non-U.S. stockholder is a nonresident alien individual who was present in the United States for 183 days or more during the taxable year and has a “tax home” in the United States, in which case the non-U.S. stockholder will incur a 30% tax on his capital gains. We expect that a significant portion of our assets will be USRPIs.

A capital gain dividend that would otherwise have been treated as a USRPI capital gain will not be so treated or be subject to FIRPTA, and generally will not be treated as income that is effectively connected with a U.S. trade or business, but instead will be treated in the same manner as an ordinary dividend (see “—Ordinary Dividends”), if (i) the capital gain dividend is received with respect to a class of stock that is regularly traded on an established securities market located in the United States and (ii) the recipient non-U.S. stockholder does not own more than 5% of that class of stock at any time during the year ending on the date on which the capital gain dividend is received. We anticipate that our common stock will be “regularly traded” on an established securities exchange.

Dispositions of Our Stock.  Unless our stock constitutes a USRPI, a sale of our stock by a non-U.S. stockholder generally will not be subject to U.S. taxation under FIRPTA. Subject to certain exceptions discussed below, our stock will be treated as a USRPI if 50% or more of our assets throughout a prescribed testing period consist of interests in real property located within the United States, excluding, for this purpose, interests in real property solely in a capacity as a creditor. We expect that 50% or more of our assets will consist of USRPIs.

Even if the foregoing 50% test is met, however, our stock will not constitute a USRPI if we are a “domestically controlled qualified investment entity.” A domestically controlled qualified investment entity includes a REIT, less than 50% of value of which is held, directly or indirectly, by non-U.S. stockholders at all times during a specified testing period. As described above, our charter will contain restrictions designed to protect our status as a “domestically controlled qualified investment entity,” and we believe that we will be and will remain a domestically controlled qualified investment entity, and that a sale of our stock should not be subject to taxation under FIRPTA. However, no assurance can be given that we will be or will remain a domestically controlled qualified investment entity.

In the event that we are not a domestically controlled qualified investment entity, but our stock is “regularly traded,” as defined by applicable Treasury regulations, on an established securities market, a non-U.S. stockholder’s sale of our common stock nonetheless also would not be subject to tax under FIRPTA as a sale of a USRPI, provided that the selling non-U.S. stockholder held 5% or less of our outstanding common stock at any time during a prescribed testing period. We expect that our common stock will be regularly traded on an established securities market.

If gain on the sale of our stock were subject to taxation under FIRPTA, the non-U.S. stockholder would be required to file a U.S. federal income tax return and would be subject to the same treatment as a U.S. stockholder with respect to such gain, subject to applicable alternative minimum tax and a special alternative minimum tax in the case of nonresident alien individuals. Moreover, in order to enforce the collection of the tax, the purchaser of the stock could be required to withhold 10% of the purchase price and remit such amount to the IRS.

Gain from the sale of our stock that would not otherwise be subject to FIRPTA will nonetheless be taxable in the United States to a non-U.S. stockholder in two cases: (i) if the non-U.S. stockholder’s investment in our stock is effectively connected with a U.S. trade or business conducted by such non-U.S. stockholder, the non-U.S. stockholder will be subject to the same treatment as a U.S. stockholder with respect to such gain, except that a non-U.S. stockholder that is a corporation may also be subject to a branch profits tax at a rate of 30% (unless reduced or eliminated by treaty) or (ii) if the non-U.S. stockholder is a nonresident alien individual who was present in the United States for 183 days or more during the taxable year and has a “tax home” in the United States, the nonresident alien individual will be subject to a 30% tax on the individual’s capital gain. In addition, even if we are a domestically controlled qualified investment entity, upon disposition of our stock (subject to the 5% exception applicable to “regularly traded” stock described above), a non-U.S. stockholder may be treated as having gain from the sale or exchange of a USRPI if the non-U.S. stockholder (a) disposes of our common stock within a 30-day period preceding the ex-dividend date of a distribution, any portion of which, but for the disposition, would have been treated as gain from the sale or exchange of a USRPI and (b) acquires, or enters into a contract or option to acquire, other shares of our common stock within 30 days after such ex-dividend date.

Non-U.S. stockholders are urged to consult their tax advisors regarding the U.S. federal, state, local and foreign income and other tax consequences of owning our stock.

Taxation of Tax-Exempt Stockholders

Tax-exempt entities, including qualified employee pension and profit sharing trusts and individual retirement accounts, generally are exempt from U.S. federal income taxation. However, they may be subject to taxation on their unrelated business taxable income (“UBTI”). While some investments in real estate may generate UBTI, the IRS has ruled that dividend distributions from a REIT to a tax-exempt entity do not constitute UBTI. Based on that ruling, and provided that (i) a tax-exempt stockholder has not held our stock as “debt financed property” within the meaning of the Code (i.e., where the acquisition or holding of the property is financed through a borrowing by the tax-exempt stockholder) and (ii) our stock is not otherwise used in an unrelated trade or business, distributions that we make and income from the sale of our stock generally should not give rise to UBTI to a tax-exempt stockholder.

Tax-exempt stockholders that are social clubs, voluntary employee benefit associations, supplemental unemployment benefit trusts, and qualified group legal services plans exempt from U.S. federal income taxation under sections 501(c)(7), (c)(9), (c)(17) and (c)(20) of the Code are subject to different UBTI rules, which generally require such stockholders to characterize distributions that we make as UBTI.

In certain circumstances, a pension trust that owns more than 10% of our stock could be required to treat a percentage of any dividends received from us as UBTI if we are a “pension-held REIT.” We will not be a pension-held REIT unless (i) we are required to “look through” one or more of our pension trust stockholders in order to satisfy the REIT “closely held” test and (ii) either (a) one pension trust owns more than 25% of the value of our stock or (b) one or more pension trusts, each individually holding more than 10% of the value of our stock, collectively own more than 50% of the value of our stock. Certain restrictions on ownership and transfer of shares of our stock generally should prevent a tax-exempt entity from owning more than 10% of the value of our stock and generally should prevent us from becoming a pension-held REIT.

Tax-exempt stockholders are urged to consult their tax advisors regarding the U.S. federal, state, local and foreign income and other tax consequences of owning our stock.

Other Tax Considerations

Legislative or Other Actions Affecting REITs

The present U.S. federal income tax treatment of REITs may be modified, possibly with retroactive effect, by legislative, judicial or administrative action at any time. The REIT rules are constantly under review by persons involved in the legislative process and by the IRS and the Treasury, which review may result in statutory changes as well as revisions to regulations and interpretations. Changes to the U.S. federal tax laws and interpretations thereof could adversely affect an investment in our common stock.

Medicare 3.8% Tax on Investment Income

For taxable years beginning after December 31, 2012, certain U.S. stockholders who are individuals, estates or trusts and whose income exceeds certain thresholds will be required to pay a 3.8% Medicare tax on dividends and certain other investment income, including capital gains from the sale or other disposition of our common stock.

Foreign Account Tax Compliance Act

Legislation enacted in 2010 and existing guidance issued thereunder will require, after December 31, 2013, withholding at a rate of 30% on dividends in respect of, and, after December 31, 2016, gross proceeds from the sale of, our common stock held by or through certain foreign financial institutions (including investment funds), unless such institution enters into an agreement with the Treasury to report, on an annual basis, information with respect to shares in the institution held by certain U.S. persons and by certain non-U.S. entities that are wholly or partially owned by U.S. persons and to withhold on certain payments. An intergovernmental agreement between the United States and an applicable foreign country, or future Treasury regulations or other guidance may modify these requirements. Accordingly, the entity through which our common stock is held will affect the determination of whether such withholding is required. Similarly, dividends in respect of, and gross proceeds from the sale of, our common stock held by an investor that is a nonfinancial non-U.S. entity that does not qualify under certain exemptions will be subject to withholding at a rate of 30%, unless such entity either (i) certifies to us that such entity does not have any “substantial United States owners” or (ii) provides certain information regarding the entity’s “substantial United States owners,” which we will in turn provide to the IRS. We will not pay any additional amounts to stockholders in respect of any amounts withheld. Non-U.S. stockholders are encouraged to consult their tax advisors regarding the possible implications of the legislation on their investment in our common stock.

State, Local and Foreign Taxes

We and our subsidiaries and stockholders may be subject to state, local or foreign taxation in various jurisdictions including those in which we or they transact business, own property or reside. Our state, local or foreign tax treatment and that of our stockholders may not conform to the U.S. federal income tax treatment discussed above. Any foreign taxes that we incur do not pass through to stockholders as a credit against their U.S. federal income tax liability. Prospective investors should consult their tax advisors regarding the application and effect of state, local and foreign income and other tax laws on an investment in our stock.

POLICIES WITH RESPECT TO CERTAIN ACTIVITIES

The following is a discussion of certain of our investment, financing and other policies. We intend to conduct our business in a manner such that we are not treated as an “investment company” under the Investment Company Act of 1940. In addition, if we elect and qualify to be taxed as a REIT, we intend to conduct our business in a manner that is consistent with maintaining our qualification to be taxed as a REIT. These policies may be amended or revised from time to time at the discretion of our board of directors without a vote of our stockholders.

Investment Policies

Investment in Real Estate or Interests in Real Estate

Our investment objective is to maximize income. We intend to achieve this objective by developing our existing advertising structures and sites, including through the digital modernization of such advertising structures and sites, and by acquiring new advertising structures and sites. We currently intend to invest in advertising structures and sites located primarily in major metropolitan areas in the Americas. Future development or investment activities will not be limited to any specific percentage of our assets or to any geographic area or type of advertising structure or site. While we may diversify in terms of location, size and market, we do not have any limit on the amount or percentage of our assets that may be invested in any one property or any one geographic area. In addition, we may purchase or lease properties for long-term investment, improve the properties we presently own or other acquired properties, or lease such properties, in whole or in part, when circumstances warrant.

We may also enter into multiyear contracts with municipalities and transit operators for the exclusive right to display advertising copy on the interior and exterior of rail and subway cars, buses, benches, trams, trains, transit shelters, street kiosks and transit platforms. In addition, we may participate with third parties in property ownership through joint ventures or other types of co-ownership. We will not, however, enter into a joint venture or other partnership arrangement to make an investment that would not otherwise meet our investment policies.

Investments in acquired advertising structures and sites may be subject to existing mortgage financing and other indebtedness or to new indebtedness that may be incurred in connection with acquiring or refinancing these properties. We do not currently have any restrictions on the number or amount of mortgages that may be placed on any one advertising site or structure. Debt service on such financing or indebtedness will have a priority over any distributions with respect to our common stock.

Securities of or Interests in Persons Primarily Engaged in Real Estate Activities and Other Issuers

We may in the future invest in securities of other issuers, including REITs and entities engaged in real estate activities and including for the purpose of exercising control over such entities, although we have not done so during the past three years. Such future investment activities will not be limited to any specific percentage of our assets or to any specific type(s) of securities. However, because we must comply with various requirements under the Code in order to maintain our qualification to be taxed as a REIT, including restrictions on the types of assets we may hold, the sources of our income and accumulation of earnings and profits, our ability to engage in certain acquisitions, such as acquisitions of C corporations, may be limited. See “Risk Factors—Risks Related to Our Business and Operations—Future acquisitions and other strategic transactions could have a negative effect on our results of operations” and “Risk Factors—Risks Related to Our REIT Election and Our Status as a REIT—Complying with REIT requirements may cause us to liquidate investments or forgo otherwise attractive opportunities.”

Investments in Other Securities

We may in the future invest in additional securities such as bonds, preferred stock and common stock. We have no present intention to make any such investments, except for investments in cash equivalents in the ordinary course of business. Future investment activities in additional securities will not be limited to any specific percentage of our assets or to any specific type of securities or industry group.

Dispositions

From time to time in the ordinary course of business, we have both acquired and disposed of advertising structures and sites in order to optimize our portfolio, and we intend to continue to do so in the future.

Investments in Real Estate Mortgages

We have not invested in, nor do we have any present intention to invest in, real estate mortgages, although we are not prohibited from doing so.

Financing and Leverage Policy

We intend, when appropriate, to employ leverage and to use debt as a means to provide additional funds to distribute to stockholders, to acquire assets, to refinance existing debt or for general corporate purposes. We have not borrowed any money from third parties during the past three years, except in connection with our formation transactions. Our charter and bylaws will not limit the amount or percentage of indebtedness that we may incur, nor have we adopted any policies addressing this. We may enter into future debt agreements, including in connection with the CBS Note, Formation Borrowing and Revolving Credit Facility, that contain covenants that place restrictions on us and our subsidiaries. These covenants may restrict, among other things, our and our subsidiaries’ ability to:

•	merge, consolidate or transfer all or substantially all of our or our subsidiaries’ assets;

•	incur additional indebtedness;

•	issue or sell stock;

•	make certain investments or acquisitions;

•	create liens on our or our subsidiaries’ assets;

•	sell assets;

•	make capital expenditures;

•	pay dividends on or repurchase our stock;

•	enter into transactions with affiliates;

•	issue or sell stock of our subsidiaries; and

•	change the nature of our business.

See “Risk Factors—Risks Related to Our Business and Operations—The agreements governing our indebtedness may place restrictions on us and our subsidiaries, reducing operational flexibility and creating default risks.” Our board of directors may limit our debt incurrence to be more restrictive than our debt covenants allow and from time to time may modify these restrictions in light of then-current economic conditions, relative costs of debt and equity capital, market values of our properties, general conditions in the market for debt and equity securities, fluctuations in the market price of our common stock, growth and acquisition opportunities and other factors. If these restrictions are relaxed, we could become more highly leveraged, resulting in an increased risk of default on our obligations and a related increase in debt service requirements.

Lending Policies

We do not intend to engage in significant lending activities, although we do not have a policy limiting our ability to make loans to third parties. We may consider offering purchase money financing in connection with the sale of properties. Other than loans to joint ventures in which we participate and loans to our employees, subject to applicable laws, which we have made, and may continue to make, we have not made any loans to third parties in the past three years.

Policies With Respect to Other Activities

We will have authority to issue debt securities, including senior securities, offer common stock, preferred stock or options to purchase stock in exchange for property and to repurchase or otherwise reacquire our common stock or other securities in the open market or otherwise, and we may engage in such activities in the future. Except in connection with our formation transactions, in the past three years, we have not issued debt securities, common stock, preferred stock, options to purchase stock or any other securities in exchange for property or any other purpose, and our board of directors has no present intention of doing so. Our board of directors has the authority, without further stockholder approval, to amend our charter to increase the number of authorized shares of common stock or preferred stock and to authorize us to issue additional shares of common stock or preferred stock, in one or more series, including senior securities, in any manner, and on the terms and for the consideration, it deems appropriate, subject to applicable laws and regulations. See “Description of Securities.” We have not engaged in trading, underwriting or agency distribution or sale of securities of other issuers and do not intend to do so.

Conflict of Interest Policies

Policies Applicable to All Directors and Officers.

We have adopted certain policies that are designed to eliminate or minimize certain potential conflicts of interest. Upon completion of this offering, our board of directors will establish a code of business conduct and ethics that is designed to promote honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between our employees, officers and directors and our company. However, there can be no assurance that these policies or provisions of law will always be successful in eliminating the influence of such conflicts, and, if they are not successful, decisions could be made that might fail to reflect fully the interests of all stockholders.

Corporate Opportunities

Upon completion of this offering, our charter will address the treatment of certain potential transactions or matters which may be a corporate opportunity for CBS and us.

Interested Director and Officer Transactions

Pursuant to the MGCL, a contract or other transaction between us and any of our directors or between us and any other corporation or other entity in which any of our directors is a director or has a material financial interest is not void or voidable solely on the grounds of such common directorship or interest, the presence of such director at the meeting of the board of directors or committee of the board of directors at which the contract or transaction is authorized, approved or ratified or the counting of the director’s vote in favor thereof; provided that:

•

the fact of the common directorship or interest is disclosed or known to our board of directors or a committee of our board, and our board or committee authorizes, approves or ratifies the transaction or contract by the affirmative vote of a majority of disinterested directors, even if the disinterested directors constitute less than a quorum;

•

the fact of the common directorship or interest is disclosed or known to our stockholders entitled to vote thereon, and the transaction or contract is authorized, approved or ratified by a majority of the votes cast by the stockholders entitled to vote other than the votes of shares owned of record or beneficially by the interested director or corporation, firm or other entity; or

•	the transaction or contract is fair and reasonable to us.

Reporting Policies

We intend to make available to our stockholders our annual reports on Form 10-K, including our audited financial statements. After this offering, we will become subject to the information reporting requirements of the Exchange Act. Pursuant to those requirements, we will be required to file annual and other periodic reports, current reports, proxy statements and other information, including audited financial statements, with the SEC.

UNDERWRITING

Under the terms and subject to the conditions in an underwriting agreement dated the date of this prospectus, the underwriters named below, for whom              is acting as representative, have severally agreed to purchase, and we have agreed to sell to them, severally, the number of shares indicated below:

Name	Number of Shares

Total:

The underwriters and the representatives are collectively referred to as the “underwriters” and the “representatives,” respectively. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the shares of common stock offered by this prospectus are subject to certain conditions. The underwriters are obligated to take and pay for all of the shares of common stock offered by this prospectus if any such shares are taken. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the nondefaulting underwriters may be increased, or, in certain circumstances, the underwriting agreement may be terminated.

The underwriters initially propose to offer the shares of common stock directly to the public at the offering price listed on the cover page of this prospectus. After the initial offering of the shares of common stock, the offering price and other selling terms may from time to time be varied by the representatives.

We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to             additional shares of common stock at the public offering price listed on the cover page of this prospectus, less underwriting discounts and commissions. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with this offering of the shares of common stock. To the extent that the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase approximately the same percentage of the additional shares of common stock as the number listed next to the underwriter’s name in the preceding table bears to the total number of shares of common stock listed next to the names of all underwriters in the preceding table.

The following table shows the per share and total public offering price, underwriting discounts and commissions and proceeds before expenses to us. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase up to an additional              shares of common stock.

Total

	Per Share	No Exercise	Full Exercise
Public offering price	$	$	$
Underwriting discounts and commissions to be paid by us	$	$	$
Proceeds, before expenses, to us	$	$	$

The estimated offering expenses payable by us, exclusive of the underwriting discounts and commissions, are approximately $        .

We have applied to list our common stock on the              under the trading symbol “        ”.

We have agreed that, without the prior written consent of the representatives on behalf of the underwriters, we will not, during the period ending              days after the completion of this offering, subject to certain exceptions:

•

offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for shares of common stock;

•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common stock; or

•	file any registration statement with the SEC relating to this offering of any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock;

whether any such transaction described above is to be settled by delivery of common stock or such other securities, in cash or otherwise.

All of our directors and executive officers and CBS have agreed that, without the prior written consent of          on behalf of the underwriters, they will not offer, sell or transfer any shares of common stock or any securities convertible into or exercisable or exchangeable for shares of common stock beneficially owned by them for          days after the completion of this offering, subject to certain exceptions (the “lock-up period”).

In order to facilitate this offering of our common stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of our common stock. Specifically, the underwriters may sell more shares than they are obligated to purchase, creating a short position in the common stock for their own account. In addition, to cover over-allotments, the underwriters may bid for, and purchase, shares of common stock in the open market to stabilize the price of the common stock. Finally, the underwriting syndicate may reclaim selling concessions allowed to an underwriter or a dealer for distributing the common stock in this offering, if the syndicate repurchases previously distributed common stock in transactions to cover syndicate short positions, in stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of the common stock above independent market levels or prevent or retard a decline in the market price of the common stock. The underwriters are not required to engage in these activities and may end any of these activities at any time.

We and the underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

A prospectus in electronic format may be made available on websites maintained by one or more underwriters or selling group members, if any, participating in this offering. The representatives may agree to allocate a number of shares of common stock to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters that may make internet distributions on the same basis as other allocations.

Pricing of this Offering

Prior to this offering, there has been no public market for our common stock. The initial public offering price was determined by negotiations between us and the representatives. Among the factors that we may consider in determining the initial public offering price are our results of operations, management, estimated net income, estimated FFO, estimated Adjusted FFO, estimated OIBDA, estimated operating income, estimated cash available for distribution, estimated impacts of qualifying to be taxed as a REIT, anticipated dividend yield and growth prospects, the current market valuations, financial performance and dividend yields of publicly traded companies considered to be comparable to us and the current state of the advertising industry and the economy as a whole. We can make no assurance that the prices at which the shares will sell in the public market after this offering will not be lower than the initial public offering price or that an active trading market in our common stock will develop and continue after this offering.

Relationships with Underwriters

The underwriters and their respective affiliates are full-service financial institutions engaged in various activities, which may include sales and trading, commercial and investment banking, advisory, investment management, investment research, principal investment, hedging, market making, brokerage and other financial and nonfinancial activities and services. From time to time in the ordinary course of business, certain of the underwriters and their respective affiliates have performed, and may in the future perform, various commercial banking, investment banking and other financial services for us or for CBS for which they received, or will receive, customary fees and reimbursement of expenses.

In the ordinary course of their various business activities, the underwriters and their respective affiliates, officers, directors and employees may purchase, sell or hold a broad array of investments and actively trade securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments for their own account and for the accounts of their customers, and such investment and trading activities may involve or relate to our assets, securities and/or instruments (directly, as collateral securing other obligations or otherwise) and/or persons and entities with relationships with us. The underwriters and their respective affiliates may also communicate independent investment recommendations, market color or trading ideas and/or publish or express independent research views in respect of such assets, securities or instruments and may at any time hold, or recommend to clients that they should acquire, long and/or short positions in such assets, securities and instruments.

Selling Restrictions

European Economic Area

In relation to each Member State of the European Economic Area that has implemented the Prospectus Directive (each, a “Relevant Member State”), an offer to the public of any shares of our common stock may not be made in that Relevant Member State, except that an offer to the public in that Relevant Member State of any shares of our common stock may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

•	to any legal entity that is a qualified investor as defined in the Prospectus Directive;

•

to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150 natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the representatives for any such offer; or

•

in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of shares of our common stock shall result in a requirement for the publication by us or any underwriter of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression “an offer to the public” in relation to any shares of our common stock in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares of our common stock to be offered so as to enable an investor to decide to purchase or subscribe to any shares of our common stock, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State, the expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State) and includes any relevant implementing measure in the Relevant Member State, and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

United Kingdom

This prospectus, and any other material in relation to the shares described herein, is only being distributed to, and is only directed at, persons in the United Kingdom that are qualified investors within the meaning of Article 2(1)(e) of the Prospective Directive (“qualified investors”) and that also (i) have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Order”), (ii) who fall within Article 49(2)(a) to (d) of the Order or (iii) to whom it may otherwise lawfully be communicated (all such persons together being referred to as “relevant persons”). The shares of common stock are only available to, and any invitation, offer or agreement to purchase or otherwise acquire such shares will be engaged in only with, relevant persons. This prospectus and its contents are confidential and should not be distributed, published or reproduced (in whole or in part) or disclosed by recipients to any other person in the United Kingdom. Any person in the United Kingdom that is not a relevant person should not act or rely on this prospectus or any of its contents.

LEGAL MATTERS

Certain legal matters will be passed upon for us by Wachtell, Lipton, Rosen & Katz and for the underwriters by             . Wachtell, Lipton, Rosen & Katz will issue an opinion to us regarding the validity of the shares of common stock offered hereby. Skadden, Arps, Slate, Meagher & Flom LLP has acted as REIT Tax Counsel.

EXPERTS

The audited financial statement of CBS Outdoor Americas Inc. as of June 20, 2013 and the audited historical financial statements of CBS Outdoor Americas as of December 31, 2012 and 2011 and for each of the three years in the period ended December 31, 2012 included in this prospectus have been so included in reliance on the reports of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-11 under the Securities Act with respect to the common stock offered hereby. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules thereto. For further information with respect to us and our common stock, reference is made to the registration statement and the exhibits and any schedules filed therewith. Statements contained in this prospectus as to the contents of any contract or other document referred to are not necessarily complete and in each instance, if such contract or document is filed as an exhibit, reference is made to the copy of such contract or other document filed as an exhibit to the registration statement, each statement being qualified in all respects by such reference. A copy of the registration statement, including the exhibits and schedules thereto, may be read and copied at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Information on the operation of the Public Reference Room may be obtained by calling the SEC at 1800-SEC-0330. In addition, the SEC maintains an internet website that contains reports, proxy statements and other information about issuers, like us, that file electronically with the SEC. The address of that site is www.sec.gov.

AS A RESULT OF THIS OFFERING, WE WILL BECOME SUBJECT TO THE INFORMATION AND REPORTING REQUIREMENTS OF THE EXCHANGE ACT, AND WILL FILE PERIODIC REPORTS, INCLUDING ANNUAL AND QUARTERLY REPORTS, CURRENT REPORTS AND PROXY STATEMENTS.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of CBS Outdoor Americas Inc.

In our opinion, the accompanying balance sheet presents fairly, in all material respects, the financial position of CBS Outdoor Americas Inc. at June 20, 2013 in conformity with accounting principles generally accepted in the United States of America. The balance sheet is the responsibility of the Company’s management. Our responsibility is to express an opinion on the balance sheet based on our audit. We conducted our audit of this statement in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the balance sheet is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the balance sheet, assessing the accounting principles used and significant estimates made by management, and evaluating the overall balance sheet presentation. We believe that our audit of the balance sheet provides a reasonable basis for our opinion.

/s/ PRICEWATERHOUSECOOPERS LLP

PricewaterhouseCoopers LLP

New York, New York

June 27, 2013

CBS OUTDOOR AMERICAS INC.

BALANCE SHEET

At June 20, 2013
Assets
Note receivable from stockholder	$1,000
Total assets	$1,000
Liabilities and Stockholders’ Equity
Stockholders’ Equity:
Common stock, par value $.01 per share;
200 shares authorized; 100 shares issued and outstanding	$1
Additional paid-in capital	999
Total liabilities and stockholders’ equity	$1,000

The accompanying note is an integral part of this financial statement.

CBS OUTDOOR AMERICAS INC.

NOTE TO FINANCIAL STATEMENT

ORGANIZATION, DESCRIPTION OF BUSINESS AND BASIS OF PRESENTATION

CBS Outdoor Americas Inc. (the “Company”) was formed as a Maryland corporation and an indirect wholly owned subsidiary of CBS Corporation (“CBS”) on June 20, 2013 and issued 100 shares of its common stock to an indirect wholly owned subsidiary of CBS in exchange for an interest free promissory note in the amount of $1,000 payable on demand. This promissory note was paid in full on June 27, 2013. The Company expects to file a registration statement on Form S-11 with the Securities and Exchange Commission (“SEC”) with respect to an initial public offering of its common stock (the “Offering”).

As part of the Company’s formation transactions, prior to the completion of the Offering, CBS will effect a series of reorganization transactions resulting in the entities comprising CBS’s Outdoor Americas operating segment being directly or indirectly owned and consolidated under the Company. In addition, the Company will incur indebtedness through formation borrowings. Upon completion of the Offering, CBS expects to indirectly own at least 80% of CBS Outdoor Americas Inc.’s outstanding common stock.

During the first quarter of 2013, CBS submitted a private letter ruling request with the Internal Revenue Service to qualify the Company as a real estate investment trust (“REIT”). If the ruling is granted, the Company intends to elect the status of and qualify as a REIT under the Internal Revenue Code.

CBS has advised the Company that it currently intends to dispose of all of the shares of CBS Outdoor Americas Inc. common stock that it indirectly will own upon the completion of the Offering through a tax-free split-off (the “split-off”) pursuant to which CBS will offer its stockholders the option to exchange their shares of CBS common stock for shares of CBS Outdoor Americas Inc. common stock in an exchange offer. If CBS does not proceed with the split-off, it could elect to dispose of CBS Outdoor Americas Inc. common stock in a number of different types of transactions, including open market sales, sales to one or more third parties or pro rata distributions of CBS Outdoor Americas Inc. shares to CBS’s stockholders or a combination of these transactions. All of these actions are subject to customary approvals, and there are no assurances that such transactions will be completed.

The accompanying financial statement of the Company has been prepared pursuant to accounting principles generally accepted in the United States of America. In the opinion of management, this financial statement includes all adjustments necessary for a fair presentation of its financial position. This financial statement has been prepared to reflect the financial position of the Company immediately subsequent to its formation but prior to any of the reorganization transactions.

CBS OUTDOOR AMERICAS

INTERIM COMBINED CONSOLIDATED STATEMENTS OF OPERATIONS

(Unaudited; in millions)

	Three Months Ended March 31,
	2013	2012
Revenues:
Billboard	$205.3	$205.4
Transit and other	73.9	80.5
Total revenues	279.2	285.9
Expenses:
Operating	162.2	162.9
Selling, general and administrative	43.2	43.4
Net (gain) loss on dispositions	(9.8)	.8
Depreciation	26.0	26.5
Amortization	22.9	22.1
Total expenses	244.5	255.7
Operating income	34.7	30.2
Other expense, net	(.2)	(1.1)
Income before income taxes and equity in earnings of investee companies	34.5	29.1
Provision for income taxes	(14.9)	(10.7)
Equity in earnings of investee companies, net of tax	.3	.3
Net income	$19.9	$18.7

The accompanying notes are an integral part of these

unaudited combined consolidated financial statements.

CBS OUTDOOR AMERICAS

INTERIM COMBINED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(Unaudited; in millions)

	Three Months Ended March 31,
	2013	2012
Net income	$19.9	$18.7
Other comprehensive income (loss), net of tax:
Cumulative translation adjustments	(2.3)	12.7
Amortization of actuarial losses	.2	.2
Total other comprehensive income (loss), net of tax	(2.1)	12.9
Total comprehensive income	$17.8	$31.6

The accompanying notes are an integral part of these

unaudited combined consolidated financial statements.

CBS OUTDOOR AMERICAS

INTERIM COMBINED CONSOLIDATED BALANCE SHEETS

(Unaudited; in millions)

	At March 31, 2013	At December 31, 2012
Assets
Current assets:
Cash and cash equivalents	$22.6	$20.2
Receivables, less allowances of $18.6 (2013) and $19.3 (2012)	148.4	175.1
Deferred income tax assets, net (Note 10)	26.6	26.1
Prepaid lease and transit franchise costs	110.6	65.8
Other prepaid expenses	24.5	21.8
Other current assets	7.5	6.0
Total current assets	340.2	315.0
Property and equipment, net (Note 3)	788.7	807.9
Goodwill	1,878.1	1,877.2
Intangible assets (Note 4)	409.4	420.0
Other assets	43.4	44.8
Total assets	$3,459.8	$3,464.9
Liabilities and Invested Equity
Current liabilities:
Accounts payable	$73.6	$77.7
Accrued compensation	19.2	30.3
Accrued lease costs	16.6	19.2
Other accrued expenses	33.5	38.2
Deferred revenues	28.0	15.9
Other current liabilities	22.6	24.3
Total current liabilities	193.5	205.6
Deferred income tax liabilities, net (Note 10)	305.0	313.8
Asset retirement obligation (Note 6)	31.2	30.6
Other liabilities	70.9	71.0

Commitments and contingencies (Note 11)

Invested equity:
Invested capital	2,927.3	2,909.9
Accumulated other comprehensive loss (Note 8)	(68.1)	(66.0)
Total invested equity	2,859.2	2,843.9
Total liabilities and invested equity	$3,459.8	$3,464.9

The accompanying notes are an integral part of these

unaudited combined consolidated financial statements.

CBS OUTDOOR AMERICAS

INTERIM COMBINED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited; in millions)

	Three Months Ended March 31,
	2013	2012
Operating activities:
Net income	$19.9	$18.7
Adjustments to reconcile net income to net cash flow provided by operating activities:
Depreciation and amortization	48.9	48.6
Equity in earnings of investee companies, net of tax	(.3)	(.3)
Distributions from investee companies	1.0	1.0
Stock-based compensation expense	1.6	1.3
Net (gain) loss on dispositions	(9.8)	.8
Change in assets and liabilities, net of investing and financing activities	(51.5)	(51.3)
Net cash flow provided by operating activities	9.8	18.8
Investing activities:
Acquisitions	(7.8)	(.1)
Capital expenditures	(6.0)	(7.2)
Proceeds from dispositions	10.9	.1
Net cash flow used for investing activities	(2.9)	(7.2)
Financing activities:
Excess tax benefit from stock-based compensation	3.6	1.8
Net cash distribution to CBS	(8.4)	(13.2)
Net cash flow used for financing activities	(4.8)	(11.4)
Effect of exchange rate changes on cash and cash equivalents	.3	3.3
Net increase in cash and cash equivalents	2.4	3.5
Cash and cash equivalents at beginning of period	20.2	37.6
Cash and cash equivalents at end of period	$22.6	$41.1

Supplemental disclosure of cash flow information
Cash paid for income taxes (Note 10)	$1.4	$5.2

The accompanying notes are an integral part of these

unaudited combined consolidated financial statements.

CBS OUTDOOR AMERICAS

NOTES TO INTERIM COMBINED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited; tabular dollars in millions, except per share amounts)

1) DESCRIPTION OF BUSINESS AND BASIS OF PRESENTATION

Description of Business—CBS Outdoor Americas (the “Company”) consists of the entities comprising CBS Corporation’s (“CBS”) Outdoor Americas operating segment. The Company provides advertising space (“displays”) on out-of-home advertising structures and sites in the United States, Canada and Latin America. The Company’s portfolio includes billboard displays, which are predominantly located in densely populated major metropolitan areas and along high-traffic expressways and major commuting routes. The Company also has a number of exclusive multiyear contracts to operate advertising displays in municipal transit systems. The Company has displays in all of the 25 largest markets in the United States. The Company manages its business through two segments—United States and International.

On June 20, 2013, CBS Outdoor Americas Inc. was formed as an indirect wholly owned subsidiary of CBS. CBS Outdoor Americas Inc. expects to file a registration statement on Form S-11 with the Securities and Exchange Commission (“SEC”) with respect to an initial public offering of its common stock (the “Offering”). As part of CBS Outdoor Americas Inc.’s formation transactions, prior to the completion of the Offering, CBS will effect a series of reorganization transactions resulting in the entities comprising CBS’s Outdoor Americas operating segment being consolidated under CBS Outdoor Americas Inc. In addition, CBS Outdoor Americas Inc. will incur indebtedness through formation borrowings. Upon completion of the Offering, CBS expects to indirectly own at least 80% of CBS Outdoor Americas Inc.’s outstanding common stock and CBS Outdoor Americas Inc. will continue to be controlled by CBS.

During the first quarter of 2013, CBS submitted a private letter ruling request with the Internal Revenue Service (“IRS”) to qualify the Company as a real estate investment trust (“REIT”). If the ruling is granted, CBS Outdoor Americas Inc. intends to elect the status of and qualify to be taxed as a REIT under the Internal Revenue Code.

CBS has advised CBS Outdoor Americas Inc. that it currently intends to dispose of all of the shares of CBS Outdoor Americas Inc. common stock that it indirectly will own upon the completion of the Offering through a tax-free split-off (the “split-off”) pursuant to which CBS will offer its stockholders the option to exchange their shares of CBS common stock for shares of CBS Outdoor Americas Inc. common stock in an exchange offer. If CBS does not proceed with the split-off, it could elect to dispose of CBS Outdoor Americas Inc. common stock in a number of different types of transactions, including open market sales, sales to one or more third parties or pro rata distributions of CBS Outdoor Americas Inc. shares to CBS’s stockholders or a combination of these transactions. All of these actions are subject to customary approvals, and there are no assurances that such transactions will be completed.

Basis of Presentation—The accompanying combined consolidated financial statements are presented on a “carve-out” basis from CBS’s consolidated financial statements based on the historical results of operations, cash flows, assets and liabilities attributable to its Outdoor Americas operating segment. CBS provides the Company with certain services such as insurance and support for technology systems and also provides benefits to the Company’s employees, including certain postemployment benefits, medical, dental, and life and disability insurance and offers participation in a 401(k) savings plan. Charges for these services and benefits are reflected in the combined consolidated financial statements based on the specific identification of costs, assets and liabilities. These financial statements also include allocations of centralized corporate expenses from CBS, such as tax, internal audit, cash management and other expenses. These expenses were allocated based on the relative benefit the Company received as compared to other CBS operating entities for such services provided, or other factors such as headcount. In addition, the Company’s income tax provision and related tax accounts are presented as if these amounts were calculated on a separate tax return basis. Management believes that the assumptions and estimates used in preparation of the underlying combined consolidated financial statements are reasonable. However, the combined consolidated financial statements herein do not necessarily reflect what the Company’s financial position,

CBS OUTDOOR AMERICAS

NOTES TO INTERIM COMBINED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited; tabular dollars in millions, except per share amounts)

results of operations, and cash flows would have been if the Company had been a stand-alone company during the periods presented. As a result, historical financial information is not necessarily indicative of the Company’s future results of operations, financial position and cash flows.

In the opinion of management, the accompanying unaudited financial statements reflect all adjustments, consisting of only normal and recurring adjustments, necessary for a fair statement of financial position, results of operations and cash flows of the Company for the periods presented.

2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates—The preparation of the Company’s combined consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates, judgments, and assumptions that affect the amounts reported in the combined consolidated financial statements and accompanying notes. The Company bases its estimates on historical experience and various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

Subsequent Events—The Company performed an evaluation of subsequent events through June 27, 2013, which is the date the financial statements were available to be issued.

Adoption of New Accounting Standards

Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income

During the first quarter of 2013, the Company adopted the Financial Accounting Standards Board’s (“FASB”) guidance that requires disclosure of significant amounts reclassified out of accumulated other comprehensive income by component and their corresponding effect on the respective line items of net income (See Note 8).

Recent Pronouncements

Obligations Resulting from Joint and Several Liability Arrangements

In February 2013, the FASB issued guidance on the recognition, measurement and disclosure of obligations resulting from joint and several liability arrangements for which the total amount of the obligation is fixed at the reporting date. Under this guidance the Company is required to measure its obligations under such arrangements as the sum of the amount it agreed to pay in the arrangement among its co-obligors and any additional amount the Company expects to pay on behalf of its co-obligors. The Company is also required to disclose the nature and amount of the obligation. The Company is currently evaluating the impact of this guidance on its combined consolidated financial statements, which is effective for reporting periods beginning after December 15, 2013.

CBS OUTDOOR AMERICAS

NOTES TO INTERIM COMBINED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited; tabular dollars in millions, except per share amounts)

3) PROPERTY AND EQUIPMENT

The table below presents the balances of major classes of assets and accumulated depreciation.

	At March 31, 2013	At December 31, 2012
Land	$88.9	$87.8
Buildings and improvements	45.5	45.7
Advertising structures	1,653.6	1,655.9
Furniture, equipment and other	75.3	76.3
Construction in progress	9.5	13.5
	1,872.8	1,879.2
Less accumulated depreciation	1,084.1	1,071.3
Property and equipment, net	$788.7	$807.9

4) INTANGIBLE ASSETS

The Company’s identifiable intangible assets primarily consist of acquired permits and leasehold agreements and franchise agreements which grant the Company the right to operate out-of-home structures and sites in specified locations and the right to provide advertising space on railroad and municipal transit properties. Identifiable intangible assets are amortized on a straight-line basis over their estimated useful life, which is the respective life of the agreement that in some cases includes historical experience of renewals.

The Company’s identifiable intangible assets consist of the following:

At March 31, 2013	Gross	Accumulated Amortization	Net
Permits and leasehold agreements	$887.7	$(641.7)	$246.0
Franchise agreements	478.6	(316.9)	161.7
Other intangible assets	15.7	(14.0)	1.7
Total intangible assets	$1,382.0	$(972.6)	$409.4

At December 31, 2012	Gross	Accumulated Amortization	Net
Permits and leasehold agreements	$875.7	$(625.5)	$250.2
Franchise agreements	476.9	(309.0)	167.9
Other intangible assets	15.7	(13.8)	1.9
Total intangible assets	$1,368.3	$(948.3)	$420.0

All of the Company’s intangible assets, except goodwill, are subject to amortization. Amortization expense was $22.9 million and $22.1 million for the three months ended March 31, 2013 and 2012, respectively, which includes the amortization of direct lease acquisition costs of $7.8 million and $7.2 million for the three months ended March 31, 2013 and 2012, respectively. Direct lease acquisition costs are amortized on a straight-line basis over the related customer lease term, which generally ranges from four weeks to one year.

The Company expects its aggregate annual amortization expense for intangible assets, before considering the impact of future direct lease acquisition costs, for each of the years 2013 through 2017, to be as follows:

	2013	2014	2015	2016	2017
Amortization expense	$60.5	$57.7	$55.8	$50.2	$27.6

CBS OUTDOOR AMERICAS

NOTES TO INTERIM COMBINED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited; tabular dollars in millions, except per share amounts)

5) RESTRUCTURING CHARGES

During 2012 and 2011, in efforts to reduce its cost structure, the Company recorded restructuring charges of $2.5 million and $3.0 million, respectively, mainly in the United States segment. The charges principally reflected severance costs associated with the elimination of positions. As of March 31, 2013, the cumulative amount paid for the 2012 and 2011 restructuring charges was $4.9 million, which includes payments of $.5 million during the first quarter of 2013. The remaining reserve at March 31, 2013 was $.6 million, and is expected to be substantially utilized by the end of 2013.

6) ASSET RETIREMENT OBLIGATION

The following table sets forth the change in the asset retirement obligations associated with the Company’s advertising structures located on leased properties.

At December 31, 2012	$30.6
Accretion expense	.5
Liabilities settled	(.3)
Foreign currency translation adjustments	.4
At March 31, 2013	$31.2

7) RELATED PARTY TRANSACTIONS

CBS Corporation  The Company is indirectly wholly owned by CBS. CBS provides the Company with certain services such as insurance and support for technology systems and also provides benefits to the Company’s employees, including certain postemployment benefits, medical, dental, life and disability insurance and offers participation in a 401(k) savings plan. Charges for these services and benefits are reflected in the combined consolidated financial statements based on the specific identification of costs, assets and liabilities. These financial statements also include allocations of centralized corporate expenses from CBS, such as tax, internal audit, cash management and other expenses. These expenses were allocated based on the relative benefit the Company received as compared to other CBS operating entities for such services provided, or other factors such as headcount. Charges for these services and benefits have been included in selling, general and administrative expenses in the accompanying Combined Consolidated Statements of Operations and totaled $17.7 million and $13.4 million for the three months ended March 31, 2013 and 2012, respectively. For the three months ended March 31, 2013, these charges also included professional fees associated with matters related to our election and qualification to be taxed as a REIT. Management believes that the assumptions and estimates used to allocate these expenses are reasonable. However, the Company’s expenses as a stand-alone company may be different from those reflected in the Combined Consolidated Statements of Operations.

The Company participates in CBS’s centralized cash management system. Under this system, on a daily basis, any excess cash the Company generates is automatically transferred to CBS and any additional daily cash flow needs are funded by CBS. In conjunction therewith, the intercompany transactions between the Company and CBS have been considered to be effectively settled in cash in these financial statements. The net effect of the settlement of these intercompany transactions in addition to cash transfers to and from CBS are reflected in “Net cash distribution to CBS” on the Combined Consolidated Statements of Cash Flows and “Invested capital” on the Combined Consolidated Balance Sheets.

CBS manages its long-term debt obligations based on the needs of its entire portfolio of businesses. Long-term debt of CBS and related interest expense are not allocated to the Company as none of CBS’s debt is directly attributable to the Company.

CBS OUTDOOR AMERICAS

NOTES TO INTERIM COMBINED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited; tabular dollars in millions, except per share amounts)

For advertising spending placed by CBS and its subsidiaries, the Company recognized total revenues of $2.7 million and $3.2 million for the three months ended March 31, 2013 and 2012, respectively.

Other Related Parties The Company has a 50% ownership interest in two joint ventures that operate transit shelters in Los Angeles and Vancouver, BC. These ventures are accounted for as equity investments. At March 31, 2013 and December 31, 2012, these investments totaled $10.8 million and $11.3 million, respectively, and are included in “Other assets” on the Combined Consolidated Balance Sheets. The Company provides management services to these joint ventures. Management fees earned from these joint ventures were immaterial for all periods presented.

Viacom Inc. is controlled by National Amusements, Inc., the controlling stockholder of CBS. Revenues recognized for advertising spending placed by various subsidiaries of Viacom Inc. were $2.4 million and $2.1 million for the three months ended March 31, 2013 and 2012, respectively.

8) ACCUMULATED OTHER COMPREHENSIVE INCOME

The following table summarizes the changes in the components of accumulated other comprehensive income (loss).

	Cumulative Translation Adjustments	Net Actuarial Gain (Loss)	Accumulated Other Comprehensive Income (Loss)
At December 31, 2012	$(54.3)	$(11.7)	$(66.0)
Other comprehensive loss before reclassifications	(2.3)	—	(2.3)
Reclassifications from accumulated other comprehensive income (loss) to net income	—	.2	.2
Net other comprehensive income (loss)	(2.3)	.2	(2.1)
At March 31, 2013	$(56.6)	$(11.5)	$(68.1)

9) STOCK-BASED COMPENSATION

The following table summarizes the Company’s stock-based compensation expense for the three months ended March 31, 2013 and 2012.

	Three Months Ended March 31,
	2013	2012
Restricted stock units	$1.5	$1.2
Stock options	.1	.1
Stock-based compensation expense, before income taxes	1.6	1.3
Related tax benefit	(.7)	(.5)
Stock-based compensation expense, net of tax benefit	$.9	$.8

Certain of the Company’s employees are granted awards of restricted stock units (“RSUs”) and stock options for CBS Class B Common Stock under the CBS equity incentive plans. These awards include an annual grant to certain management employees as well as annual grants under the CBS Fund the Future Program to substantially all of the Company’s U.S. employees.

CBS OUTDOOR AMERICAS

NOTES TO INTERIM COMBINED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited; tabular dollars in millions, except per share amounts)

During the three months ended March 31, 2013, CBS granted certain of the Company’s employees 82,829 RSUs with a weighted average per unit grant date fair value of $43.21. RSUs granted during the first quarter of 2013 vest over a four-year service period. Compensation expense for RSUs is determined based upon the market price of the CBS shares underlying the awards on the date of grant. For certain RSU awards the number of shares an employee earns ranges from 0% to 120% of the target award, based on the outcome of established performance conditions. Compensation expense is recorded based on the probable outcome of the performance conditions. During the three months ended March 31, 2013, CBS also granted certain employees of the Company 53,592 stock options with a weighted average exercise price of $43.21. Stock options granted during the first quarter of 2013 vest over a four-year service period and expire eight years from the date of grant. Compensation expense for stock options is determined based on the grant date fair value of the award calculated using the Black-Scholes options-pricing model.

Total unrecognized compensation cost related to non-vested RSUs at March 31, 2013 was $10.1 million, which is expected to be recognized over a weighted average period of 2.5 years. Total unrecognized compensation cost related to non-vested stock option awards at March 31, 2013 was $1.4 million, which is expected to be recognized over a weighted average period of 3.0 years.

10) INCOME TAXES

The Company’s U.S. operating results have been included in consolidated federal, and certain state and local income tax returns filed by CBS. The income tax expense reflected in the Combined Consolidated Statements of Operations, deferred tax assets and liabilities included in the Combined Consolidated Balance Sheets and income tax payments reflected in the Combined Consolidated Statements of Cash Flows, have been prepared as if these amounts were calculated on a separate tax return basis for the Company. Management believes that the assumptions and estimates used to determine these tax amounts are reasonable. However, the combined consolidated financial statements herein may not necessarily reflect the Company’s income tax expense or tax payments in the future, or what its tax amounts would have been if the Company had been a stand-alone company during the periods presented.

The provision for income taxes represents federal, state and local, and foreign income taxes on income before income taxes and equity in earnings of investee companies.

The provision for income taxes was $14.9 million and $10.7 million for the three months ended March 31, 2013 and 2012, respectively, reflecting an effective income tax rate of 43.2% and 36.8%, respectively. The increase in the tax rate in the first quarter of 2013 was driven by higher state taxes, including the reversal of audit reserves in 2012, as well as higher taxes in Canada and Mexico in 2013.

Cash paid for income taxes was assumed to be $1.4 million and $5.2 million for the three months ended March 31, 2013 and 2012, respectively.

11) COMMITMENTS AND CONTINGENCIES

Legal Matters

On an ongoing basis, the Company is engaged in lawsuits and governmental proceedings and responds to various investigations, inquiries, notices and claims from national, state and local governmental and other authorities (collectively, “litigation”) as the outdoor advertising industry is subject to governmental regulation. Litigation is inherently uncertain and always difficult to predict. Although it is not possible to predict with certainty the eventual outcome of any litigation, in the Company’s opinion, none of its current litigation is expected to have a material adverse effect on the Company’s results of operations, financial position or cash flows.

CBS OUTDOOR AMERICAS

NOTES TO INTERIM COMBINED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited; tabular dollars in millions, except per share amounts)

12) SEGMENT INFORMATION

The following tables set forth the Company’s financial performance by segment. The Company manages its operations through two segments—United States and International.

	Three Months Ended March 31,
	2013	2012
Revenues:
United States	$245.2	$244.6
International	34.0	41.3
Total revenues	$279.2	$285.9

The Company presents segment operating income (loss) before depreciation and amortization (“OIBDA”), restructuring charges and impairment charges (“Segment OIBDA”) as the primary measure of profit and loss for its operating segments in accordance with FASB guidance for segment reporting. The Company believes the presentation of Segment OIBDA is relevant and useful for users because it allows users to view segment performance in a manner similar to the primary method used by the Company’s management and enhances their ability to understand the Company’s operating performance.

	Three Months Ended March 31,
	2013	2012
Segment OIBDA:
United States	$90.0	$76.1
International	.5	5.7
Total Segment OIBDA	90.5	81.8
Corporate	(6.9)	(3.0)
Depreciation	(26.0)	(26.5)
Amortization	(22.9)	(22.1)
Operating income	34.7	30.2
Other expense, net	(.2)	(1.1)
Income before income taxes and equity in earnings of investee companies	34.5	29.1
Provision for income taxes	(14.9)	(10.7)
Equity in earnings of investee companies, net of tax	.3	.3
Net income	$19.9	$18.7

	Three Months Ended March 31,
	2013	2012
Operating income (loss):
United States	$48.2	$35.1
International	(6.6)	(1.9)
Corporate	(6.9)	(3.0)
Total operating income	$34.7	$30.2

CBS OUTDOOR AMERICAS

NOTES TO INTERIM COMBINED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited; tabular dollars in millions, except per share amounts)

	Three Months Ended March 31,
	2013	2012
Depreciation and amortization:
United States	$41.8	$41.0
International	7.1	7.6
Total depreciation and amortization	$48.9	$48.6

	Three Months Ended March 31,
	2013	2012
Capital expenditures:
United States	$5.3	$6.4
International	.7	.8
Total capital expenditures	$6.0	$7.2

	At March 31, 2013	At December 31, 2012
Assets:
United States	$3,121.2	$3,114.4
International	338.6	350.5
Total assets	$3,459.8	$3,464.9

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of CBS Outdoor Americas Inc.

In our opinion, the accompanying combined consolidated balance sheets and the related combined consolidated statements of operations, comprehensive income, invested equity and cash flows present fairly, in all material respects, the financial position of CBS Outdoor Americas, which consists of the entities comprising CBS Corporation’s Outdoor Americas operating segment, at December 31, 2012 and 2011, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2012 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedules listed in the Index to the Combined Consolidated Financial Statements present fairly, in all material respects, the information set forth therein when read in conjunction with the related combined consolidated financial statements. These financial statements and financial statement schedules are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and financial statement schedules based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PRICEWATERHOUSECOOPERS LLP

PricewaterhouseCoopers LLP

New York, New York

June 27, 2013

CBS OUTDOOR AMERICAS

COMBINED CONSOLIDATED STATEMENTS OF OPERATIONS

(In millions)

	Year Ended December 31,
	2012	2011	2010
Revenues:
Billboard	$913.6	$894.2	$852.9
Transit and other	371.0	382.9	361.2
Total revenues	1,284.6	1,277.1	1,214.1
Expenses:
Operating	700.1	689.4	687.0
Selling, general and administrative	184.0	180.4	182.5
Restructuring charges (Note 5)	2.5	3.0	3.9
Depreciation	105.9	109.0	107.6
Amortization	90.9	102.9	106.6
Total expenses	1,083.4	1,084.7	1,087.6
Operating income	201.2	192.4	126.5
Other income (expense), net	(1.0)	.8	.1
Income before income taxes and equity in earnings of investee companies	200.2	193.2	126.6
Provision for income taxes	(89.0)	(87.8)	(57.1)
Equity in earnings of investee companies, net of tax	2.2	1.7	1.8
Net income	$113.4	$107.1	$71.3

The accompanying notes are an integral part of these combined consolidated financial statements.

CBS OUTDOOR AMERICAS

COMBINED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In millions)

	Year Ended December 31,
	2012	2011	2010
Net income	$113.4	$107.1	$71.3
Other comprehensive income (loss), net of tax:
Cumulative translation adjustments	11.0	(14.3)	13.6
Net actuarial loss	(1.4)	(3.2)	(1.9)
Total other comprehensive income (loss), net of tax	9.6	(17.5)	11.7
Total comprehensive income	$123.0	$89.6	$83.0

The accompanying notes are an integral part of these combined consolidated financial statements.

CBS OUTDOOR AMERICAS

COMBINED CONSOLIDATED BALANCE SHEETS

(In millions)

	At December 31,
	2012	2011
Assets
Current assets:
Cash and cash equivalents	$20.2	$37.6
Receivables, less allowances of $19.3 (2012) and $22.4 (2011)	175.1	184.8
Deferred income tax assets, net (Note 10)	26.1	25.6
Prepaid lease and transit franchise costs	65.8	70.0
Other prepaid expenses	21.8	19.4
Other current assets	6.0	6.1
Total current assets	315.0	343.5
Property and equipment, net (Note 3)	807.9	858.2
Goodwill (Note 4)	1,877.2	1,872.3
Intangible assets (Note 4)	420.0	479.6
Other assets	44.8	49.4
Total assets	$3,464.9	$3,603.0
Liabilities and Invested Equity
Current liabilities:
Accounts payable	$77.7	$72.8
Accrued compensation	30.3	28.4
Accrued lease costs	19.2	20.3
Other accrued expenses	38.2	33.7
Deferred revenues	15.9	15.0
Other current liabilities	24.3	26.5
Total current liabilities	205.6	196.7
Deferred income tax liabilities, net (Note 10)	313.8	322.0
Asset retirement obligation (Note 6)	30.6	29.3
Other liabilities	71.0	64.4

Commitments and contingencies (Note 12)

Invested equity:
Invested capital	2,909.9	3,066.2
Accumulated other comprehensive loss (Note 8)	(66.0)	(75.6)
Total invested equity	2,843.9	2,990.6
Total liabilities and invested equity	$3,464.9	$3,603.0

The accompanying notes are an integral part of these combined consolidated financial statements.

CBS OUTDOOR AMERICAS

COMBINED CONSOLIDATED STATEMENTS OF INVESTED EQUITY

(In millions)

	Year Ended December 31,
	2012	2011	2010
Invested capital:
Balance, beginning of year	$3,066.2	$3,221.4	$3,361.5
Net income	113.4	107.1	71.3
Net distribution to CBS	(269.7)	(262.3)	(211.4)
Balance, end of year	2,909.9	3,066.2	3,221.4
Accumulated other comprehensive loss:
Balance, beginning of year	(75.6)	(58.1)	(69.8)
Other comprehensive income (loss)	9.6	(17.5)	11.7
Balance, end of year	(66.0)	(75.6)	(58.1)
Total invested equity	$2,843.9	$2,990.6	$3,163.3

The accompanying notes are an integral part of these combined consolidated financial statements.

CBS OUTDOOR AMERICAS

COMBINED CONSOLIDATED STATEMENTS OF CASH FLOWS

(In millions)

	Year Ended December 31,
	2012	2011	2010
Operating activities:
Net income	$113.4	$107.1	$71.3
Adjustments to reconcile net income to net cash flow provided by operating activities:
Depreciation and amortization	196.8	211.9	214.2
Deferred tax provision	(6.6)	32.8	39.1
Stock-based compensation expense	5.7	5.0	4.3
Provision for doubtful accounts	3.1	3.0	8.1
Net loss on dispositions	2.2	2.0	1.1
Equity in earnings of investee companies, net of tax	(2.2)	(1.7)	(1.8)
Distributions from investee companies	6.4	6.2	—
Change in assets and liabilities, net of investing and financing activities:
Decrease (increase) in receivables	7.6	7.6	(45.1)
Decrease in prepaid expenses and other current assets	3.9	1.2	.4
Decrease in accounts payable and accrued expenses	(21.1)	(33.7)	(6.8)
Increase (decrease) in deferred revenues	.9	(2.5)	(11.5)
(Decrease) increase in income taxes	(3.8)	1.8	(.9)
Other, net	5.0	1.4	(.5)
Net cash flow provided by operating activities	311.3	342.1	271.9
Investing activities:
Acquisitions	(.4)	(7.9)	(5.1)
Capital expenditures	(53.6)	(45.6)	(47.2)
Proceeds from dispositions	.5	.8	2.0
Net cash flow used for investing activities	(53.5)	(52.7)	(50.3)
Financing activities:
Excess tax benefit from stock-based compensation	2.9	2.3	.7
Net cash distribution to CBS	(279.7)	(269.4)	(226.0)
Other	(.2)	(.2)	(.6)
Net cash flow used for financing activities	(277.0)	(267.3)	(225.9)
Effect of exchange rate changes on cash and cash equivalents	1.8	(3.5)	.9
Net (decrease) increase in cash and cash equivalents	(17.4)	18.6	(3.4)
Cash and cash equivalents at beginning of year	37.6	19.0	22.4
Cash and cash equivalents at end of year	$20.2	$37.6	$19.0

Supplemental disclosure of cash flow information
Cash paid for income taxes (Note 10)	$96.5	$50.9	$18.2

The accompanying notes are an integral part of these combined consolidated financial statements.

CBS OUTDOOR AMERICAS

NOTES TO COMBINED CONSOLIDATED FINANCIAL STATEMENTS

(Tabular dollars in millions, except per share amounts)

1) DESCRIPTION OF BUSINESS AND BASIS OF PRESENTATION

Description of Business—CBS Outdoor Americas (the “Company”) consists of the entities comprising CBS Corporation’s (“CBS”) Outdoor Americas operating segment. The Company provides advertising space (“displays”) on out-of-home advertising structures and sites in the United States, Canada and Latin America. The Company’s portfolio includes billboard displays which are predominantly located in densely populated major metropolitan areas and along high-traffic expressways and major commuting routes. The Company also has a number of exclusive multiyear contracts to operate advertising displays in municipal transit systems. The Company has displays in all of the 25 largest markets in the United States. The Company manages its business through two segments – United States and International.

On June 20, 2013, CBS Outdoor Americas Inc. was formed as an indirect wholly owned subsidiary of CBS. CBS Outdoor Americas Inc. expects to file a registration statement on Form S-11 with the Securities and Exchange Commission (“SEC”) with respect to an initial public offering of its common stock (the “Offering”). As part of CBS Outdoor Americas Inc.’s formation transactions, prior to the completion of the Offering, CBS will effect a series of reorganization transactions resulting in the entities comprising CBS’s Outdoor Americas operating segment being consolidated under CBS Outdoor Americas Inc. In addition, CBS Outdoor Americas Inc. will incur indebtedness through formation borrowings. Upon completion of the Offering, CBS expects to indirectly own at least 80% of CBS Outdoor Americas Inc.’s outstanding common stock and CBS Outdoor Americas Inc. will continue to be controlled by CBS.

During the first quarter of 2013, CBS submitted a private letter ruling request with the Internal Revenue Service (“IRS”) to qualify the Company as a real estate investment trust (“REIT”). If the ruling is granted, CBS Outdoor Americas Inc. intends to elect the status of and qualify to be taxed as a REIT under the Internal Revenue Code.

CBS has advised CBS Outdoor Americas Inc. that it currently intends to dispose of all of the shares of CBS Outdoor Americas Inc. common stock that it indirectly will own upon the completion of the Offering through a tax-free split-off (the “split-off”) pursuant to which CBS will offer its stockholders the option to exchange their shares of CBS common stock for shares of CBS Outdoor Americas Inc. common stock in an exchange offer. If CBS does not proceed with the split-off, it could elect to dispose of CBS Outdoor Americas Inc. common stock in a number of different types of transactions, including open market sales, sales to one or more third parties or pro rata distributions of CBS Outdoor Americas Inc. shares to CBS’s stockholders or a combination of these transactions. All of these actions are subject to customary approvals, and there are no assurances that such transactions will be completed.

Basis of Presentation— The accompanying combined consolidated financial statements are presented on a “carve-out” basis from CBS’s consolidated financial statements based on the historical results of operations, cash flows, assets and liabilities attributable to its Outdoor Americas operating segment. CBS provides the Company with certain services such as insurance and support for technology systems and also provides benefits to the Company’s employees, including certain postemployment benefits, medical, dental, and life and disability insurance and offers participation in a 401(k) savings plan. Charges for these services and benefits are reflected in the combined consolidated financial statements based on the specific identification of costs, assets and liabilities. These financial statements also include allocations of centralized corporate expenses from CBS, such as tax, internal audit, cash management and other expenses. These expenses were allocated based on the relative benefit the Company received as compared to other CBS operating entities for such services provided, or other factors such as headcount. In addition, the Company’s income tax provision and related tax accounts are presented as if these amounts were calculated on a separate tax return basis. Management believes that the assumptions and estimates used in preparation of the underlying combined consolidated financial statements are reasonable. However, the combined consolidated financial statements herein do not necessarily reflect what the Company’s

CBS OUTDOOR AMERICAS

NOTES TO COMBINED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Tabular dollars in millions, except per share amounts)

financial position, results of operations, and cash flows would have been if the Company had been a stand-alone company during the periods presented. As a result, historical financial information is not necessarily indicative of the Company’s future results of operations, financial position and cash flows.

2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates—The preparation of the Company’s combined consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates, judgments, and assumptions that affect the amounts reported in the combined consolidated financial statements and accompanying notes. The Company bases its estimates on historical experience and various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

Cash and Cash Equivalents—Cash and cash equivalents consist of cash on hand and short-term (maturities of three months or less at the date of purchase) highly liquid investments. The Company carries minimal cash on hand as it participates in CBS’s centralized cash management system.

Receivables—Receivables consist primarily of trade receivables from customers, net of advertising agency commissions, and are stated net of an allowance for doubtful accounts. The provision for doubtful accounts is estimated based on historical bad debt experience, the aging of accounts receivable, industry trends and economic indicators, as well as recent payment history for specific customers.

Property and Equipment—Property and equipment is stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives as follows:

Buildings and improvements	20 to 40 years
Advertising structures	5 to 20 years
Furniture, equipment and other	3 to 10 years

For advertising structures associated with a contract, the assets are depreciated over the shorter of the contract term or useful life. Maintenance and repair costs to maintain property and equipment in their original operating condition are charged to expense as incurred. Improvements or additions that extend the useful life of the assets are capitalized. When an asset is retired or otherwise disposed of, the associated cost and accumulated depreciation are removed and the resulting gain or loss is recognized. Depreciation expense was $105.9 million (2012), $109.0 million (2011) and $107.6 million (2010).

Purchase Accounting—The Company accounts for business combinations under the acquisition method of accounting. The purchase price is allocated to the tangible and identifiable intangible net assets acquired based on their estimated fair value with the excess of the purchase price over those estimated fair values recorded as goodwill. The Company routinely acquires out-of-home advertising assets, including advertising structures and permits and leasehold agreements. The purchase price is allocated to the individual assets acquired based on their relative fair values.

Impairment of Long-Lived Assets—Long-lived assets are assessed for impairment whenever there is an indication that the carrying amount of the asset may not be recoverable. Recoverability of these assets is determined by comparing the forecasted undiscounted cash flows generated by those assets to the respective asset’s carrying value. The amount of impairment loss, if any, will be measured by the difference between the net carrying value and the estimated fair value of the asset and recognized as a noncash charge.

CBS OUTDOOR AMERICAS

NOTES TO COMBINED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Tabular dollars in millions, except per share amounts)

Goodwill and Intangible Assets—Goodwill is allocated to various reporting units. Each of the Company’s segments consists of two reporting units. Intangible assets, which primarily consist of acquired permits and leasehold agreements and franchise agreements, are amortized by the straight-line method over their estimated useful lives, which range from five to 40 years. Goodwill is not amortized but is tested at the reporting-unit level annually for impairment and between annual tests if events occur or circumstances change that would more likely than not reduce the fair value below its carrying amount. If the carrying value of goodwill exceeds its fair value, an impairment loss is recognized as a noncash charge.

Revenue Recognition—The Company’s revenues are primarily derived from providing space on advertising displays for local, regional and national advertisements. Contracts with customers generally cover periods ranging from four weeks to twelve months and are generally billed every four weeks. Revenues from billboard displays are recognized as rental income on a straight-line basis over the contract term. Transit and other revenues are recognized as earned, which is typically ratably over the contract period. For space provided to advertisers through the use of an advertising agency whose commission is calculated based on a stated percentage of gross billing revenues, revenues are reported net of agency commissions.

Deferred revenues primarily consist of revenues paid in advance of being earned.

Revenues derived from a single contract that contains multiple site locations are allocated based on the relative fair value of each delivered item and recognized in accordance with the applicable revenue recognition criteria for the specific unit of accounting.

Concentration of Credit Risk—In the opinion of management, credit risk is limited due to the large number of customers and advertising agencies utilized. The Company performs credit evaluations on its customers and agencies and believes that the allowances for doubtful accounts are adequate.

Billboard Property Lease and Transit Franchise Expenses—The Company’s billboards are primarily located on leased real property. Lease agreements are negotiated for varying terms ranging from one month to multiple years, most of which provide renewal options. Lease costs consist of a fixed monthly amount and certain lease agreements also include contingent rent based on the revenues the Company generates from the leased site. Property leases are generally paid in advance for periods ranging from one to twelve months. The fixed component of lease costs is expensed evenly over the contract term, and contingent rent is expensed as it becomes probable, which is consistent with when the related revenues are recognized.

Transit franchise agreements generally provide for payment to the municipality or transit operator of the greater of a percentage of the revenues that the Company generates under the related transit contract and a specified guaranteed minimum payment. The costs which are determined based on a percentage of revenues are expensed as incurred when the related revenues are recognized, and the minimum guarantee is expensed over the contract term.

Direct Lease Acquisition Costs—Variable commissions directly associated with billboard revenues are amortized on a straight-line basis over the related customer lease term, which generally ranges from four weeks to one year. Amortization of direct lease acquisition costs is presented within amortization expense in the accompanying Combined Consolidated Statements of Operations.

Foreign Currency Translation and Transactions—The assets and liabilities of foreign subsidiaries are translated at exchange rates in effect at the balance sheet date, while results of operations are translated at average exchange rates for the respective periods. The resulting translation gains and losses are included as a component of invested equity in accumulated other comprehensive loss. Foreign currency transaction gains and losses are included in “Other income (expense), net” in the Combined Consolidated Statements of Operations.

CBS OUTDOOR AMERICAS

NOTES TO COMBINED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Tabular dollars in millions, except per share amounts)

Income Taxes—Income taxes are accounted for under the asset and liability method of accounting. Deferred income tax assets and liabilities are recognized for the estimated future tax effects of temporary differences between the financial statement carrying amounts and their respective tax basis. Deferred tax assets are reduced by a valuation allowance if it is more likely than not that some or all of the deferred tax assets will not be realized.

The Company’s income taxes as presented herein, including the provision for income taxes, deferred tax assets and liabilities, and income tax payments are calculated on a separate tax return basis, even though the Company’s U.S. operating results are included in the consolidated federal, and certain state and local income tax returns of CBS. CBS manages its tax position for the benefit of the entire portfolio of its businesses and, as such, the assumptions, methodologies and calculations made for purposes of determining the Company’s tax provision, taxes paid and related tax accounts in the combined consolidated financial statements herein may differ from those made by CBS and, in addition, are not necessarily reflective of the tax strategies that the Company would have followed as a separate stand-alone company.

Asset Retirement Obligation—An asset retirement obligation is established for the estimated future obligation, upon termination or nonrenewal of a lease, associated with removing structures from the leased property and, when required by the contract, the cost to return the leased property to its original condition. These obligations are recorded at their present value in the period in which the liability is incurred and are capitalized as part of the related assets’ carrying value. Accretion of the liability is recognized in operating expenses and the capitalized cost is depreciated over the expected useful life of the related asset.

Stock-based Compensation—CBS has equity incentive plans under which stock options and restricted stock units (“RSUs”) for CBS Class B Common Stock were issued to certain employees of the Company. CBS measures the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award. The cost is recognized over the vesting period during which an employee is required to provide service in exchange for the award.

Subsequent Events—The Company performed an evaluation of subsequent events through June 27, 2013, which is the date the financial statements were available to be issued.

Adoption of New Accounting Standards

Fair Value Measurements

During 2012, the Company adopted the Financial Accounting Standards Board’s (“FASB”) amended guidance which clarifies the FASB’s intent about the application of existing fair value measurement requirements and changes certain principles and requirements for measuring fair value and for disclosing information about fair value measurements. The adoption of this guidance did not have a material effect on the Company’s combined consolidated financial statements.

Goodwill Impairment Testing

During 2011, the Company early adopted the FASB’s amended guidance on goodwill impairment testing. Under this guidance, the Company has the option to first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If based on this assessment, the Company determines it is not more likely than not that the fair value of the reporting unit is less than its carrying amount, then performing the two-step impairment test is unnecessary.

CBS OUTDOOR AMERICAS

NOTES TO COMBINED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Tabular dollars in millions, except per share amounts)

Recent Pronouncements

Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income

In February 2013, the FASB issued guidance that requires disclosure of significant amounts reclassified out of accumulated other comprehensive income by component and their corresponding effect on the respective line items of net income. This guidance is effective for the Company beginning in the first quarter of 2013 and is not expected to have a material impact on the combined consolidated financial statements.

3) PROPERTY AND EQUIPMENT

The table below presents the balances of major classes of assets and accumulated depreciation.

At December 31,	2012	2011
Land	$87.8	$87.6
Buildings and improvements	45.7	44.7
Advertising structures	1,655.9	1,627.1
Furniture, equipment and other	76.3	71.2
Construction in progress	13.5	12.7
	1,879.2	1,843.3
Less accumulated depreciation	1,071.3	985.1
Property and equipment, net	$807.9	$858.2

4) GOODWILL AND OTHER INTANGIBLE ASSETS

For the years ended December 31, 2012 and 2011, the changes in the book value of goodwill by segment were as follows:

	United States	International	Total
At December 31, 2010	$1,758.0	$123.0	$1,881.0
2011 Activity (a)	—	(8.7)	(8.7)
At December 31, 2011	1,758.0	114.3	1,872.3
2012 Activity (a)	—	4.9	4.9
At December 31, 2012	$1,758.0	$119.2	$1,877.2

(a)	Primarily reflects foreign currency translation adjustments.

The balance at December 31, 2012, 2011 and 2010 is net of accumulated impairments of $7.22 billion and $489.2 million in the Company’s United States and International segments, respectively, which were incurred during 2008 and prior years.

The Company’s identifiable intangible assets primarily consist of acquired permits and leasehold agreements and franchise agreements which grant the Company the right to operate out-of-home structures in specified locations and the right to provide advertising space on railroad and municipal transit properties. Identifiable intangible assets are amortized on a straight-line basis over their estimated useful life, which is the respective life of the agreement that in some cases includes historical experience of renewals.

CBS OUTDOOR AMERICAS

NOTES TO COMBINED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Tabular dollars in millions, except per share amounts)

The Company’s identifiable intangible assets consist of the following:

At December 31, 2012	Gross	Accumulated Amortization	Net
Permits and leasehold agreements	$875.7	$(625.5)	$250.2
Franchise agreements	476.9	(309.0)	167.9
Other intangible assets	15.7	(13.8)	1.9
Total intangible assets	$1,368.3	$(948.3)	$420.0

At December 31, 2011	Gross	Accumulated Amortization	Net
Permits and leasehold agreements	$864.1	$(579.0)	$285.1
Franchise agreements	474.6	(282.1)	192.5
Other intangible assets	15.7	(13.7)	2.0
Total intangible assets	$1,354.4	$(874.8)	$479.6

All of the Company’s intangible assets, except goodwill, are subject to amortization. Amortization expense was $90.9 million, $102.9 million and $106.6 million for the years ended December 31, 2012, 2011 and 2010, respectively, which includes the amortization of direct lease acquisition costs of $31.1 million, $32.1 million and $30.9 million for the years ended December 31, 2012, 2011 and 2010, respectively. Direct lease acquisition costs are amortized on a straight-line basis over the related customer lease term, which generally ranges from four weeks to one year.

The Company expects its aggregate annual amortization expense for intangible assets, before considering the impact of future direct lease acquisition costs, for each of the years 2013 through 2017, to be as follows:

	2013	2014	2015	2016	2017
Amortization expense	$59.8	$57.5	$55.6	$50.0	$27.3

5) RESTRUCTURING CHARGES

During 2012, 2011 and 2010, in efforts to reduce its cost structure, the Company recorded restructuring charges of $2.5 million, $3.0 million and $3.9 million, respectively, mainly in the United States segment. The charges principally reflected severance costs associated with the elimination of positions. As of December 31, 2012, the cumulative amount paid for the 2012, 2011 and 2010 restructuring charges was $7.9 million. The Company expects to substantially utilize the remaining reserves by the end of 2013.

At December 31, 2010	$1.0
2011 Charges	3.0
2011 Payments	(1.9)
At December 31, 2011	2.1
2012 Charges	2.5
2012 Payments	(3.1)
At December 31, 2012	$1.5

6) ASSET RETIREMENT OBLIGATION

The following table sets forth the change in the asset retirement obligations associated with the Company’s advertising structures located on leased properties. The obligation is calculated based on the

CBS OUTDOOR AMERICAS

NOTES TO COMBINED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Tabular dollars in millions, except per share amounts)

assumption that all of the Company’s advertising structures will be removed within the next 50 years. The estimated annual costs to dismantle and remove the structures upon the termination or nonrenewal of its leases are consistent with the Company’s historical experience. During the last several years, the Company has primarily invested in upgrading certain of its existing structures to digital formats and therefore has not had significant additions to its portfolio of properties.

At December 31, 2010	$30.2
Accretion expense	2.0
Liabilities settled	(1.6)
Foreign currency translation adjustments	(1.3)
At December 31, 2011	29.3
Accretion expense	1.8
Liabilities settled	(1.0)
Foreign currency translation adjustments	.5
At December 31, 2012	$30.6

7) RELATED PARTY TRANSACTIONS

CBS Corporation  The Company is indirectly wholly owned by CBS. CBS provides the Company with certain services such as insurance and support for technology systems and also provides benefits to the Company’s employees, including certain postemployment benefits, medical, dental, life and disability insurance and offers participation in a 401(k) savings plan. Charges for these services and benefits are reflected in the combined consolidated financial statements based on the specific identification of costs, assets and liabilities. These financial statements also include allocations of centralized corporate expenses from CBS, such as tax, internal audit, cash management and other expenses. These expenses were allocated based on the relative benefit the Company received as compared to other CBS operating entities for such services provided, or other factors such as headcount. Charges for these services and benefits have been included in selling, general and administrative expenses in the accompanying Combined Consolidated Statements of Operations and totaled $47.7 million, $46.2 million and $45.9 million for the years ended December 31, 2012, 2011 and 2010, respectively. Management believes that the assumptions and estimates used to allocate these expenses are reasonable. However, the Company’s expenses as a stand-alone company may be different from those reflected in the Combined Consolidated Statements of Operations.

The Company participates in CBS’s centralized cash management system. Under this system, on a daily basis, any excess cash the Company generates is automatically transferred to CBS and any additional daily cash flow needs are funded by CBS. In conjunction therewith, the intercompany transactions between the Company and CBS have been considered to be effectively settled in cash in these financial statements. The net effect of the settlement of these intercompany transactions in addition to cash transfers to and from CBS are reflected in “Net cash distribution to CBS” on the Combined Consolidated Statements of Cash Flows and “Net distribution to CBS” on the Combined Consolidated Statements of Invested Equity. The amounts on these financial statement line items differ due to noncash transactions, such as stock-based compensation expense.

CBS manages its long-term debt obligations based on the needs of its entire portfolio of businesses. Long-term debt of CBS and related interest expense are not allocated to the Company as none of CBS’s debt is directly attributable to the Company.

CBS OUTDOOR AMERICAS

NOTES TO COMBINED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Tabular dollars in millions, except per share amounts)

For advertising spending placed by CBS and its subsidiaries, the Company recognized total revenues of $19.2 million for the year ended December 31, 2012 and $22.9 million for each of the years ended December 31, 2011 and 2010.

Other Related Parties  The Company has a 50% ownership interest in two joint ventures that operate transit shelters in Los Angeles and Vancouver, BC. These ventures are accounted for as equity investments. At December 31, 2012 and 2011, these investments totaled $11.3 million and $14.0 million, respectively, and are included in “Other assets” on the Combined Consolidated Balance Sheets. The Company provides management services to these joint ventures. Management fees earned from these joint ventures were immaterial for all periods presented.

Viacom Inc. is controlled by National Amusements, Inc., the controlling stockholder of CBS. Revenues recognized for advertising spending placed by various subsidiaries of Viacom Inc. were $9.4 million, $11.4 million and $11.7 million for the years ended December 31, 2012, 2011 and 2010, respectively.

8) ACCUMULATED OTHER COMPREHENSIVE INCOME

The following table summarizes the changes in the components of accumulated other comprehensive income (loss).

	Cumulative Translation Adjustments	Net Actuarial Loss	Accumulated Other Comprehensive Income (Loss)
At December 31, 2009	$(64.6)	$(5.2)	$(69.8)
2010 Activity	13.6	(1.9)	11.7
At December 31, 2010	(51.0)	(7.1)	(58.1)
2011 Activity	(14.3)	(3.2)	(17.5)
At December 31, 2011	(65.3)	(10.3)	(75.6)
2012 Activity	11.0	(1.4)	9.6
At December 31, 2012	$(54.3)	$(11.7)	$(66.0)

Net actuarial loss included in other comprehensive income (loss) is net of a tax benefit of $.3 million, $2.9 million and $.9 million for the years ended December 31, 2012, 2011 and 2010, respectively.

9) STOCK-BASED COMPENSATION

Certain of the Company’s employees are granted awards of RSUs and stock options for CBS Class B Common Stock under the CBS equity incentive plans. These awards include an annual grant to certain management employees as well as annual grants under the CBS Fund the Future Program to substantially all of the Company’s U.S. employees.

The following table summarizes the Company’s stock-based compensation expense for the years ended December 31, 2012, 2011 and 2010.

Year Ended December 31,	2012	2011	2010
RSUs	$5.2	$4.7	$4.1
Stock options	.5	.3	.2
Stock-based compensation expense, before income taxes	5.7	5.0	4.3
Tax benefit	(2.3)	(2.0)	(1.7)
Stock-based compensation expense, net of tax	$3.4	$3.0	$2.6

CBS OUTDOOR AMERICAS

NOTES TO COMBINED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Tabular dollars in millions, except per share amounts)

RSUs

Compensation expense for RSUs is determined based upon the market price of the CBS shares underlying the awards on the date of grant and expensed over the vesting period, which is generally a three- to four-year service period. For certain RSU awards the number of shares an employee earns is based on the outcome of performance conditions. Compensation expense is recorded based on the probable outcome of the performance condition. Forfeitures for RSUs are estimated on the date of grant based on historical forfeiture rates. On an annual basis, adjustments are made to compensation expense based on actual forfeitures and the forfeiture rates are revised as necessary.

The total fair value of RSUs that vested during 2012, 2011 and 2010 was $11.4 million, $10.1 million and $4.4 million, respectively. Total unrecognized compensation cost related to non-vested RSUs at December 31, 2012 was $8.1 million, which is expected to be recognized over a weighted average period of 2.2 years.

The following table summarizes the activity of CBS’s RSUs issued to employees of the Company.

	RSUs	Weighted Average Grant Date Fair Value
Non-vested at December 31, 2011	860,007	$ 14.23
Granted	199,199	31.19
Vested	(369,385)	13.14
Forfeited	(24,539)	21.16
Non-vested at December 31, 2012	665,282	$ 19.65

Stock Options

Stock options vest over a four-year service period and expire eight years from the date of grant. Forfeitures are estimated on the date of grant based on historical forfeiture rates. On an annual basis, adjustments are made to compensation expense based on actual forfeitures and the forfeiture rates are revised as necessary.

The weighted average fair value of stock options as of the grant date was $8.83, $7.59 and $4.96 in 2012, 2011 and 2010, respectively. Compensation expense for stock options is determined based on the grant date fair value of the award using the Black-Scholes options-pricing model with the following weighted average assumptions:

	2012	2011	2010
Expected dividend yield	2.00%	2.00%	1.49%
Expected stock price volatility	40.20%	41.16%	43.94%
Risk-free interest rate	1.01%	2.34%	2.46%
Expected term of options (years)	5.02	5.06	5.19

The expected stock price volatility is determined using a weighted average of historical volatility for CBS Class B Common Stock and implied volatility of publicly traded options to purchase CBS Class B Common Stock. Given the existence of an actively traded market for CBS options, the Company was able to derive implied volatility using publicly traded options to purchase CBS Class B Common Stock that were trading near the grant date of the employee stock options at a similar exercise price and a remaining term of greater than one year.

CBS OUTDOOR AMERICAS

NOTES TO COMBINED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Tabular dollars in millions, except per share amounts)

The risk-free interest rate is based on a U.S. Treasury rate in effect on the date of grant with a term equal to the expected life. The expected term is determined based on historical employee exercise and post-vesting termination behavior. The expected dividend yield represents the future expectation of the dividend yield based on current rates and historical patterns of dividend changes.

Total unrecognized compensation cost related to non-vested stock option awards at December 31, 2012 was $.9 million, which is expected to be recognized over a weighted average period of 2.5 years.

The following table summarizes the Company’s stock option activity under the CBS equity incentive plans.

	Stock Options	Weighted Average Exercise Price
Outstanding at December 31, 2011	917,049	$ 24.69
Granted	70,950	29.44
Exercised	(242,676)	26.87
Forfeited or Expired	(160,829)	33.23
Outstanding at December 31, 2012	584,494	$ 22.01

Exercisable at December 31, 2012	344,341	$ 24.79

The following table summarizes other information relating to stock option exercises during the years ended December 31, 2012, 2011 and 2010.

Year Ended December 31,	2012	2011	2010
Cash paid to CBS by employees of the Company for stock option exercises	$6.5	$.8	$.1
Tax benefit of stock option exercises	$.8	$.9	$.1
Intrinsic value of stock option exercises	$1.9	$2.1	$.2

The following table summarizes information concerning outstanding and exercisable stock options to purchase CBS Class B Common Stock under the CBS equity incentive plans at December 31, 2012.

	Outstanding			Exercisable
Range of Exercise Price	Number of Options	Remaining Contractual Life (Years)	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price

$5 to 9.99	116,445	4.15	$5.20	50,982	$5.20
$10 to 19.99	72,278	5.16	$13.43	20,564	$13.43
$20 to 29.99	282,769	3.82	$27.50	159,793	$28.05
$30 to 39.99	113,002	1.04	$31.09	113,002	$31.09
	584,494			344,341

Stock options outstanding at December 31, 2012 have a weighted average remaining contractual life of 3.51 years and the total intrinsic value for “in-the-money” options, based on the closing stock price of CBS Class B Common Stock of $38.05, was $9.4 million. Stock options exercisable at December 31, 2012 have a weighted average remaining contractual life of 2.00 years and the total intrinsic value for “in-the-money” options was $4.6 million.

CBS OUTDOOR AMERICAS

NOTES TO COMBINED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Tabular dollars in millions, except per share amounts)

10) INCOME TAXES

The Company’s U.S. operating results have been included in consolidated federal, and certain state and local income tax returns filed by CBS. The income tax expense reflected in the Combined Consolidated Statements of Operations, deferred tax assets and liabilities included in the Combined Consolidated Balance Sheets and income tax payments reflected in the Combined Consolidated Statements of Cash Flows have been prepared as if these amounts were calculated on a separate tax return basis for the Company. Management believes that the assumptions and estimates used to determine these tax amounts are reasonable. However, the combined consolidated financial statements herein may not necessarily reflect the Company’s income tax expense or tax payments in the future, or what its tax amounts would have been if the Company had been a stand-alone company during the periods presented.

Cash paid for income taxes was assumed to be $96.5 million, $50.9 million and $18.2 million for the years ended December 31, 2012, 2011 and 2010, respectively.

The U.S. and foreign components of income before income taxes and equity in earnings of investee companies were as follows:

Year Ended December 31,	2012	2011	2010
United States	$201.9	$178.6	$119.4
Foreign	(1.7)	14.6	7.2
Total	$200.2	$193.2	$126.6

The components of the provision for income taxes are as follows:

Year Ended December 31,	2012	2011	2010
Current:
Federal	$71.8	$32.5	$1.0
State and local	18.9	10.5	5.6
Foreign	4.9	12.0	11.4
	95.6	55.0	18.0
Deferred	(6.6)	32.8	39.1
Provision for income taxes	$89.0	$87.8	$57.1

The difference between income taxes expected at the U.S. federal statutory income tax rate of 35% and the provision for income taxes is summarized as follows:

Year Ended December 31,	2012	2011	2010
Taxes on income at U.S. statutory rate	$70.1	$67.6	$44.3
State and local taxes, net of federal tax benefit	13.4	13.1	8.3
Effect of foreign operations	2.2	3.4	.6
Audit settlements	—	3.8	—
Other, net(a)	3.3	(.1)	3.9
Provision for income taxes	$89.0	$87.8	$57.1

(a)	For 2012, other primarily reflects a charge related to the Company’s domestic production deduction. For 2010, other primarily reflects a reduction of deferred tax assets due to an international legal entity reorganization.

CBS OUTDOOR AMERICAS

NOTES TO COMBINED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Tabular dollars in millions, except per share amounts)

The following table is a summary of the components of deferred income tax assets and liabilities.

At December 31,	2012	2011
Deferred income tax assets:
Provision for expenses and losses	$35.4	$35.0
Postretirement and other employee benefits	12.7	11.3
Tax credit and loss carryforwards	13.7	14.7
Other	1.9	1.7
Total deferred income tax assets	63.7	62.7
Valuation allowance	(8.0)	(7.5)
Deferred income tax assets, net	55.7	55.2
Deferred income tax liabilities:
Property, equipment and intangible assets	(340.5)	(347.8)
Total deferred income tax liabilities	(340.5)	(347.8)
Deferred income tax liabilities, net	$(284.8)	$(292.6)

At December 31, 2012, the Company had net operating loss carryforwards for federal, state and local, and foreign jurisdictions of $41.0 million. Approximately $17.7 million of these losses may be carried forward indefinitely, subject to limitations imposed by local tax laws. The remaining net operating losses expire in various years from 2013 through 2027.

The 2012 and 2011 deferred income tax assets were reduced by a valuation allowance of $8.0 million and $7.5 million, respectively, principally relating to income tax benefits of net operating losses which are not expected to be realized.

The Company’s international operations have generated cumulative losses, and, therefore have no unremitted earnings.

The following table sets forth the change in the reserve for uncertain tax positions, excluding related accrued interest and penalties.

At January 1, 2010	$2.0
Additions for current year tax positions	.6
Reductions for prior year tax positions	(.7)
At December 31, 2010	1.9
Additions for current year tax positions	3.5
At December 31, 2011	5.4
Additions for current year tax positions	3.8
Reductions for prior year tax positions	(4.3)
At December 31, 2012	$4.9

The reserve for uncertain tax positions of $4.9 million at December 31, 2012 includes $4.3 million which would affect the Company’s effective income tax rate if and when recognized in future years.

The Company recognizes interest and penalty charges related to the reserve for uncertain tax positions as part of income tax expense. These charges were not material for any of the periods presented.

CBS OUTDOOR AMERICAS

NOTES TO COMBINED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Tabular dollars in millions, except per share amounts)

11) RETIREMENT BENEFITS

The Company sponsors two defined benefit pension plans covering specific groups of employees in Canada and the United States. The benefits for the pension plan in Canada are based primarily on an employee’s years of service and average pay near retirement. Participating employees in this plan are vested after two years of service or immediately, depending on the province of their employment. The Company funds this plan in accordance with the rules and regulations of the Pension Benefits Act of the Province of Ontario, Canada. Plan assets consist principally of equity securities, corporate bonds and government related securities included in a master trust. The pension plan in the United States covers a small number of hourly employees of the Company. The investments of the pension plan in the United States consist entirely of the plan’s interest in a master trust, which invests the assets of this plan as well as several other defined benefit plans sponsored by CBS. The plan’s interest in the master trust is less than one percent. The plan is funded in accordance with requirements of the Employee Retirement Income Security Act of 1974, as amended.

The Company uses a December 31 measurement date for all pension plans.

The following table sets forth the change in benefit obligation for the Company’s pension plans.

	2012	2011
Change in benefit obligation:
Benefit obligation, beginning of year	$46.8	$41.2
Service cost	1.5	1.3
Interest cost	2.2	2.2
Actuarial loss	2.7	4.3
Benefits paid	(2.2)	(1.2)
Cumulative translation adjustments	1.7	(1.0)
Benefit obligation, end of year	$52.7	$46.8

The following table sets forth the change in plan assets for the Company’s pension plans.

	2012	2011
Change in plan assets:
Fair value of plan assets, beginning of year	$34.2	$33.5
Actual return on plan assets	2.8	(.3)
Employer contributions	4.1	2.9
Benefits paid	(2.2)	(1.2)
Cumulative translation adjustments	1.2	(.7)
Fair value of plan assets, end of year	$40.1	$34.2

The funded status of pension benefit obligations and the related amounts recognized on the Combined Consolidated Balance Sheets were as follows:

At December 31,	2012	2011
Funded status, end of year	$(12.6)	$(12.6)
Amounts recognized on Combined Consolidated Balance Sheets:
Noncurrent other liabilities	(12.6)	(12.6)
Net amounts recognized	$(12.6)	$(12.6)

CBS OUTDOOR AMERICAS

NOTES TO COMBINED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Tabular dollars in millions, except per share amounts)

The following amounts were recognized in accumulated other comprehensive loss on the Combined Consolidated Balance Sheets.

At December 31,	2012	2011
Net actuarial loss	$ (19.8)	$ (18.2)
Net transition asset	.5	.6
	(19.3)	(17.6)
Deferred income taxes	7.6	7.3
Net amount recognized in accumulated other comprehensive loss	$ (11.7)	$ (10.3)

The accumulated benefit obligation for the defined benefit pension plans was $46.5 million and $41.3 million at December 31, 2012 and 2011, respectively.

The information for the pension plans with an accumulated benefit obligation in excess of plan assets is set forth below.

At December 31,	2012	2011
Projected benefit obligation	$ 52.7	$ 46.8
Accumulated benefit obligation	$ 46.5	$ 41.3
Fair value of plan assets	$ 40.1	$ 34.2

The following tables present the components of net periodic pension cost and amounts recognized in other comprehensive income (loss).

Year Ended December 31,	2012	2011	2010
Components of net periodic pension cost:
Service cost	$1.5	$1.3	$1.0
Interest cost	2.2	2.2	2.0
Expected return on plan assets	(2.1)	(2.2)	(1.8)
Amortization of actuarial losses	1.0	.5	.3
Amortization of transition asset	(.1)	(.1)	—
Net periodic pension cost	$2.5	$1.7	$1.5

Year Ended December 31,	2012
Other comprehensive income (loss):
Actuarial losses	$ (2.0)
Amortization of actuarial losses	1.0
Amortization of transition asset	(.1)
Cumulative translation adjustments	(.6)
(1.7)
Deferred income taxes	.3
Recognized in other comprehensive loss, net of tax	$ (1.4)

CBS OUTDOOR AMERICAS

NOTES TO COMBINED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Tabular dollars in millions, except per share amounts)

Estimated net actuarial losses and net transition asset related to the defined benefit pension plans of approximately $1.1 million and $(.1) million, respectively, will be amortized from accumulated other comprehensive loss into net periodic pension costs in 2013.

	2012	2011
Weighted average assumptions used to determine benefit obligations at December 31:
Discount rate	4.0%	4.5%
Rate of compensation increase	3.0%	3.0%
Weighted average assumptions used to determine net periodic cost for the year ended December 31:
Discount rate	4.5%	5.0%
Expected long-term return on plan assets	6.2%	6.3%
Rate of compensation increase	3.0%	3.0%

The discount rate is determined based on the weighted average yield on portfolios of high quality bonds, constructed to provide cash flows necessary to meet each of the Company’s pension plans’ expected future benefit payments, as determined for the projected benefit obligation. The expected return on plan assets assumption was derived using the current and expected asset allocation of the pension plan assets and considering historical as well as expected returns on various classes of plan assets.

Plan Assets

The Company’s plan assets are included in two master trusts in Canada and the United States administered by CBS. The asset allocations of these master trusts are based upon an analysis of the timing and amount of projected benefit payments, projected company contributions, the expected returns and risk of the asset classes and the correlation of those returns. At December 31, 2012, the Company invested approximately 45% in fixed income instruments, 50% in equity instruments, and the remainder in cash, cash equivalents and other investments.

The following tables set forth the Company’s pension plan assets measured at fair value on a recurring basis at December 31, 2012 and 2011. These assets have been categorized according to the three-level fair value hierarchy established by the FASB which prioritizes the inputs used in measuring fair value. Level 1 is based on quoted prices for the asset in active markets. Level 2 is based on inputs that are observable other than quoted market prices in active markets, such as quoted prices for the asset in inactive markets or quoted prices for similar assets. Level 3 is based on unobservable inputs that market participants would use in pricing the asset.

At December 31, 2012	Level 1	Level 2	Level 3	Total
Cash and cash equivalents (a)	$.1	$1.9	$—	$2.0
Fixed income securities:
Government related securities	2.1	6.8	—	8.9
Corporate bonds (b)	—	9.1	—	9.1
Equity securities: (c)
U.S. equity	3.8	2.0	—	5.8
International equity	—	14.2	—	14.2
Other	—	.1	—	.1
Total assets	$6.0	$34.1	$—	$40.1

CBS OUTDOOR AMERICAS

NOTES TO COMBINED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Tabular dollars in millions, except per share amounts)

At December 31, 2011	Level 1	Level 2	Level 3	Total
Cash and cash equivalents (a)	$.1	$1.4	$—	$1.5
Fixed income securities:
Government related securities	4.8	3.2	—	8.0
Corporate bonds (b)	—	6.5	—	6.5
Equity securities: (c)
U.S. equity	4.5	.2	—	4.7
International equity	—	13.3	—	13.3
Other	—	.2	—	.2
Total assets	$9.4	$24.8	$—	$34.2

(a)	Assets categorized as Level 2 reflect investments in money market funds.

(b)	Securities of diverse industries, substantially all investment grade.

(c)	Assets categorized as Level 2 reflect investments in common collective funds.

Money market investments are carried at amortized cost which approximates fair value due to the short-term maturity of these investments. Investments in equity securities are reported at fair value based on quoted market prices on national security exchanges. The fair value of investments in common collective funds are determined using the Net Asset Value (“NAV”) provided by the administrator of the fund. The NAV is determined by each fund’s trustee based upon the fair value of the underlying assets owned by the fund, less liabilities, divided by the number of outstanding units. The fair value of government related securities and corporate bonds is determined based on quoted market prices on national security exchanges, when available, or using valuation models which incorporate certain other observable inputs including recent trading activity for comparable securities and broker-quoted prices.

Future Benefit Payments

The estimated future benefit payments for pension plans are as follows:

2013	2014	2015	2016	2017	2018-2022
$ 1.4	$ 1.4	$ 1.5	$ 1.6	$ 1.7	$ 13.5

The Company expects to contribute $4.0 million to its pension plans in 2013.

Multiemployer Pension and Postretirement Benefit Plans

The Company contributes to multiemployer plans that provide pension and other postretirement benefits to certain employees under collective bargaining agreements. Contributions to these plans were $1.7 million, $1.8 million and $1.6 million for the years ended December 31, 2012, 2011 and 2010, respectively. Based on the Company’s contributions to each individual multiemployer plan relative to the total contributions of all participating employers in such plan, no multiemployer plan was deemed to be individually significant to the Company.

Defined Contribution Plans

CBS sponsors defined contribution plans in which substantially all employees of the Company meeting eligibility requirements may participate. Employer contributions to such plans were $3.4 million, $3.2 million and $2.5 million for the years ended December 31, 2012, 2011 and 2010, respectively.

CBS OUTDOOR AMERICAS

NOTES TO COMBINED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Tabular dollars in millions, except per share amounts)

12) COMMITMENTS AND CONTINGENCIES

The Company’s commitments not recorded on the Combined Consolidated Balance Sheets primarily consist of operating lease arrangements and guaranteed minimum franchise payments. These arrangements result from the Company’s normal course of business and represent obligations that are payable over several years.

The Company has long-term operating leases for office space, billboard sites and equipment, which expire at various dates. Certain leases contain renewal and escalation clauses.

The Company has agreements with municipalities and transit operators which entitle it to operate advertising displays within their transit systems, including on the interior and exterior of rail and subway cars and buses, as well as on benches, transit shelters, street kiosks, and transit platforms. Under most of these franchise agreements, the franchisor is entitled to receive the greater of a percentage of the relevant revenues, net of agency fees, or a specified guaranteed minimum annual payment.

At December 31, 2012, minimum rental payments under noncancellable operating leases with terms in excess of one year and guaranteed minimum franchise payments are as follows:

	Operating Leases	Guaranteed Minimum Franchise Payments

2013	$100.0	$159.6
2014	93.0	124.7
2015	81.9	98.1
2016	70.1	21.6
2017	55.3	12.5
2018 and thereafter	324.6	45.9
Total minimum payments	$724.9	$462.4

Rent expense was $283.2 million (2012), $279.3 million (2011) and $279.0 million (2010), including contingent rent amounts of $28.6 million (2012), $24.7 million (2011) and $27.6 million (2010), and is primarily reflected in operating expenses on the Combined Consolidated Statements of Operations.

The Company uses letters of credit and surety bonds, which are indemnified by CBS, primarily as security against nonperformance in the normal course of business. At December 31, 2012, the outstanding letters of credit and surety bonds approximated $79.6 million and were not recorded on the Combined Consolidated Balance Sheet.

Legal Matters

On an ongoing basis, the Company is engaged in lawsuits and governmental proceedings and responds to various investigations, inquiries, notices and claims from national, state and local governmental and other authorities (collectively, “litigation”) as the outdoor advertising industry is subject to governmental regulation. Litigation is inherently uncertain and always difficult to predict. Although it is not possible to predict with certainty the eventual outcome of any litigation, in the Company’s opinion, none of its current litigation is expected to have a material adverse effect on the Company’s results of operations, financial position or cash flows.

CBS OUTDOOR AMERICAS

NOTES TO COMBINED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Tabular dollars in millions, except per share amounts)

13) SEGMENT INFORMATION

The following tables set forth the Company’s financial performance by segment. The Company manages its operations through two segments—United States and International.

Year Ended December 31,	2012	2011	2010
Revenues:
United States	$1,098.6	$1,051.5	$996.0
International	186.0	225.6	218.1
Total revenues	$1,284.6	$1,277.1	$1,214.1

The Company presents segment operating income (loss) before depreciation and amortization (“OIBDA”), restructuring charges and impairment charges (“Segment OIBDA”) as the primary measure of profit and loss for its operating segments in accordance with FASB guidance for segment reporting. The Company believes the presentation of Segment OIBDA is relevant and useful for users because it allows users to view segment performance in a manner similar to the primary method used by the Company’s management and enhances their ability to understand the Company’s operating performance.

Year Ended December 31,	2012	2011	2010
Segment OIBDA:
United States	$383.8	$362.6	$306.3
International	29.9	57.3	50.2
Total Segment OIBDA	413.7	419.9	356.5
Corporate	(13.2)	(12.6)	(11.9)
Restructuring charges	(2.5)	(3.0)	(3.9)
Depreciation	(105.9)	(109.0)	(107.6)
Amortization	(90.9)	(102.9)	(106.6)
Operating income	201.2	192.4	126.5
Other income (expense), net	(1.0)	.8	.1
Income before income taxes and equity in earnings of investee companies	200.2	193.2	126.6
Provision for income taxes	(89.0)	(87.8)	(57.1)
Equity in earnings of investee companies, net of tax	2.2	1.7	1.8
Net income	$113.4	$107.1	$71.3

Year Ended December 31,	2012	2011	2010
Operating income (loss):
United States	$216.4	$192.2	$136.2
International	(2.0)	12.8	2.2
Corporate	(13.2)	(12.6)	(11.9)
Total operating income	$201.2	$192.4	$126.5

Year Ended December 31,	2012	2011	2010
Depreciation and amortization:
United States	$165.6	$168.2	$167.9
International	31.2	43.7	46.3
Total depreciation and amortization	$196.8	$211.9	$214.2

CBS OUTDOOR AMERICAS

NOTES TO COMBINED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Tabular dollars in millions, except per share amounts)

Year Ended December 31,	2012	2011	2010
Capital expenditures:
United States	$47.5	$38.8	$37.7
International	6.1	6.8	9.5
Total capital expenditures	$53.6	$45.6	$47.2

At December 31,	2012	2011
Assets:
United States	$3,114.4	$3,212.6
International	350.5	390.4
Total assets	$3,464.9	$3,603.0

Year Ended December 31,	2012	2011	2010
Revenues: (a)
United States	$1,098.6	$1,051.5	$996.0
Canada	99.2	138.1	142.5
Latin America	86.8	87.5	75.6
Total revenues	$1,284.6	$1,277.1	$1,214.1

At December 31,	2012	2011
Long-lived assets: (b)
United States	$2,782.7	$2,878.4
Canada	193.7	205.6
Latin America	159.3	157.6
Total long-lived assets	$3,135.7	$3,241.6

(a)	Revenues classifications are based on customers’ locations.

(b)	Reflects total assets less current assets, investments and noncurrent deferred tax assets.

CBS OUTDOOR AMERICAS

NOTES TO COMBINED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Tabular dollars in millions, except per share amounts)

14) QUARTERLY FINANCIAL DATA (unaudited):

2012	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Total Year
Revenues:
United States	$244.6	$281.7	$284.9	$287.4	$1,098.6
International	41.3	49.7	46.6	48.4	186.0
Total revenues	$285.9	$331.4	$331.5	$335.8	$1,284.6
Segment OIBDA:
United States	$76.1	$101.6	$107.7	$98.4	$383.8
International	5.7	12.9	11.1	.2	29.9
Total Segment OIBDA	81.8	114.5	118.8	98.6	413.7
Corporate	(3.0)	(3.1)	(3.5)	(3.6)	(13.2)
Restructuring charges	—	(.5)	(1.9)	(.1)	(2.5)
Depreciation	(26.5)	(26.8)	(26.7)	(25.9)	(105.9)
Amortization	(22.1)	(22.8)	(23.0)	(23.0)	(90.9)
Total operating income	$30.2	$61.3	$63.7	$46.0	$201.2
Operating income (loss):
United States	$35.1	$59.3	$64.5	$57.5	$216.4
International	(1.9)	5.1	2.7	(7.9)	(2.0)
Corporate	(3.0)	(3.1)	(3.5)	(3.6)	(13.2)
Total operating income	$30.2	$61.3	$63.7	$46.0	$201.2

Net income	$18.7	$37.2	$38.7	$18.8	$113.4

2011	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Total Year
Revenues:
United States	$230.9	$268.9	$272.0	$279.7	$1,051.5
International	45.4	61.9	59.0	59.3	225.6
Total revenues	$276.3	$330.8	$331.0	$339.0	$1,277.1
Segment OIBDA:
United States	$64.0	$90.6	$103.9	$104.1	$362.6
International	7.6	18.0	14.0	17.7	57.3
Total Segment OIBDA	71.6	108.6	117.9	121.8	419.9
Corporate	(3.1)	(3.2)	(3.3)	(3.0)	(12.6)
Restructuring charges	—	(.5)	(1.6)	(.9)	(3.0)
Depreciation	(27.7)	(27.1)	(26.9)	(27.3)	(109.0)
Amortization	(25.9)	(26.6)	(26.3)	(24.1)	(102.9)
Total operating income	$14.9	$51.2	$59.8	$66.5	$192.4
Operating income (loss):
United States	$22.8	$48.8	$60.2	$60.4	$192.2
International	(4.8)	5.6	2.9	9.1	12.8
Corporate	(3.1)	(3.2)	(3.3)	(3.0)	(12.6)
Total operating income	$14.9	$51.2	$59.8	$66.5	$192.4

Net income	$8.1	$29.7	$33.1	$36.2	$107.1

CBS OUTDOOR AMERICAS

SCHEDULE II—VALUATION AND QUALIFYING ACCOUNTS

(In millions)

Col. A	Col. B	Col. C			Col. D	Col. E
Description	Balance at Beginning of Period	Balance Acquired through Acquisitions	Charged to Costs and Expenses	Charged to Other Accounts(a)	Deductions	Balance at End of Period
Allowance for doubtful accounts:
Year ended December 31, 2012	$22.4	$—	$3.1	$.2	$6.4	$19.3
Year ended December 31, 2011	$29.6	$—	$3.0	$—	$10.2	$22.4
Year ended December 31, 2010	$32.9	$—	$8.1	$.9	$12.3	$29.6

Valuation allowance on deferred tax assets:
Year ended December 31, 2012	$7.5	$—	$.7	$—	$.2	$8.0
Year ended December 31, 2011	$6.3	$—	$1.3	$—	$.1	$7.5
Year ended December 31, 2010	$4.8	$—	$1.6	$—	$.1	$6.3

(a)	Reflects foreign currency translation adjustments.

CBS OUTDOOR AMERICAS

SCHEDULE III - SCHEDULE OF REAL ESTATE AND

ACCUMULATED DEPRECIATION

AT DECEMBER 31, 2012

(Dollars in millions)

Description (1)	Encumbrances	Initial Cost	Cost Capitalized Subsequent to Acquisition	Gross Carrying Amount at December 31, 2012 (3)	Accumulated Depreciation	Construction Date	Acquisition Date	Useful Lives
United States - 346,090 displays	-	(2)	(2)	$1,234.0	$(708.1)	Various	Various	5 to 20 years
Canada - 16,901 displays	-	(2)	(2)	373.9	(261.4)	Various	Various	5 to 20 years
Mexico - 5,205 displays	-	(2)	(2)	33.7	(19.5)	Various	Various	5 to 20 years
Argentina - 590 displays	-	(2)	(2)	2.2	(.6)	Various	Various	5 to 20 years
Brazil - 729 displays	-	(2)	(2)	5.9	(.6)	Various	Various	5 to 20 years
Uruguay - 4,160 displays	-	(2)	(2)	1.6	(.8)	Various	Various	5 to 20 years
Chile - 1,889 displays	-	(2)	(2)	4.6	(3.1)	Various	Various	5 to 20 years

				$1,655.9	$(994.1)

(1)	No single asset exceeded 5% of the total gross carrying amount at December 31, 2012.
(2)	This information is omitted as it would be impracticable to compile on a site-by-site basis.
(3)	Includes sites under construction.

The following table summarizes the activity for our real estate assets, which consist of advertising displays, and the related accumulated depreciation.

	2012	2011	2010
Gross real estate assets:
Balance at the beginning of the year	$1,627.1	$1,607.3	$1,569.8
Additions for construction of / improvements to structures	47.0	43.9	38.7
Assets sold or written-off	(32.3)	(8.9)	(24.9)
Foreign exchange	14.1	(15.2)	23.7

Balance at the end of the year	$1,655.9	$1,627.1	$1,607.3

Accumulated depreciation:
Balance at the beginning of the year	$911.0	$827.1	$735.6
Depreciation	102.9	101.5	99.3
Foreign exchange	9.9	(10.3)	14.6
Assets sold or written-off	(29.7)	(7.3)	(22.4)

Balance at the end of the year	$994.1	$911.0	$827.1

             Shares

CBS Outdoor Americas Inc.

Common Stock

PRELIMINARY PROSPECTUS

                    , 2013

Until                      (25 days after the date of this prospectus), all dealers that buy, sell, or trade shares of our common stock, whether or not participating in our initial public offering, may be required to deliver a prospectus. This delivery requirement is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 31.	Other Expenses of Issuance and Distribution.

The following table itemizes the expenses incurred by us in connection with the issuance and registration of the securities being registered hereunder. All amounts shown are estimates except the SEC registration fee and the Financial Industry Regulatory Authority (“FINRA”) filing fee.

SEC Registration Fee		$13,640
Stock Exchange Listing Fee		*
FINRA Filing Fee		*
Printing and Engraving Expenses		*
Legal Fees and Accounting Fees and Expenses (other than Blue Sky Expenses)		*
Blue Sky Expenses		*
Other Fees and Expenses		*

Total	$	*

*	To be filed by amendment.

Item 32.	Sales to Special Parties.

None.

Item 33.	Recent Sales of Unregistered Securities.

As part of our formation transactions, we issued 100 shares of our common stock to our parent, an indirect wholly owned subsidiary of CBS, for nominal consideration under an exemption from registration provided by Section 4(2) of the Securities Act.

Item 34.	Indemnification of Directors and Officers.

Maryland law permits a Maryland corporation to include in its charter a provision limiting the liability of its directors and officers to the corporation and its stockholders for money damages, except for liability resulting from (a) actual receipt of an improper benefit or profit in money, property or services or (b) active and deliberate dishonesty that is established by a final judgment and that is material to the cause of action. Our charter will contain a provision that eliminates the liability of our directors and officers to the maximum extent permitted by Maryland law.

The MGCL requires us (unless our charter provides otherwise, which our charter will not) to indemnify a director or officer who has been successful, on the merits or otherwise, in the defense of any proceeding to which he or she is made or threatened to be made a party by reason of his or her service in that capacity. The MGCL permits us to indemnify any present or former director or officer, among others, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by him or her in connection with any proceeding to which he or she may be made or threatened to be made a party by reason of his or her service in those or other capacities unless it is established that:

•	the act or omission of the director or officer was material to the matter giving rise to the proceeding and (i) was committed in bad faith or (ii) was the result of active and deliberate dishonesty;

•	the director or officer actually received an improper personal benefit in money, property or services; or

•	in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful.

Under the MGCL, we may not indemnify a director or officer in a suit by us or in our right in which the director or officer was adjudged liable to us or in a suit in which the director or officer was adjudged liable on the basis that personal benefit was improperly received. A court may order indemnification if it determines that the director or officer is fairly and reasonably entitled to indemnification, even though the director or officer did not meet the prescribed standard of conduct or was adjudged liable on the basis that personal benefit was improperly received. However, indemnification for an adverse judgment in a suit by us or in our right, or for a judgment of liability on the basis that personal benefit was improperly received, is limited to expenses.

In addition, the MGCL permits us to advance reasonable expenses to a director or officer upon our receipt of:

•	a written affirmation by the director or officer of his or her good-faith belief that he or she has met the standard of conduct necessary for indemnification by us; and

•

a written undertaking by or on behalf of the director or officer to repay the amount paid or reimbursed by us if it is ultimately determined that the director or officer did not meet the standard of conduct.

Our charter will authorize us to obligate us, and our bylaws will obligate us, to the fullest extent permitted by Maryland law in effect from time to time, to indemnify and, without requiring a preliminary determination of the ultimate entitlement to indemnification, pay or reimburse reasonable expenses in advance of final disposition of a proceeding to:

•	any present or former director or officer who is made or threatened to be made a party to a proceeding by reason of his or her service in that capacity; and

•

any individual who, while a director or officer of our company and at our request, serves or has served as a director, officer, partner, trustee, member or manager of another corporation, real estate investment trust, limited liability company, partnership, joint venture, trust, employee benefit plan or any other enterprise and who is made or threatened to be made a party to the proceeding by reason of his or her service in that capacity.

Our charter and bylaws will also permit us to indemnify and advance expenses to any person who served a predecessor of ours in any of the capacities described above and to any employee or agent of our company or a predecessor of our company.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Item 35.	Treatment of Proceeds from Stock Being Registered.

None of the proceeds will be contributed to an account other than the appropriate capital account.

Item 36.	Financial Statements and Exhibits.

(A)        Financial Statements.  See Index to Combined Consolidated Financial Statements and the related notes thereto.

(B)        Exhibits. The following exhibits are filed as part of, or incorporated by reference into, this registration statement on Form S-11:

Exhibit

1.1*	Form of Underwriting Agreement among CBS Outdoor Americas Inc. and the underwriters named therein
3.1*	Form of Articles of Amendment and Restatement of CBS Outdoor Americas Inc.
3.2*	Form of Amended and Restated Bylaws of CBS Outdoor Americas Inc.
5.1*	Opinion of Wachtell, Lipton, Rosen & Katz
8.1*	Opinion of Skadden, Arps, Slate, Meagher & Flom LLP with respect to REIT tax matters
10.1*	Form of Master Separation Agreement
10.2*	Form of Tax Matters Agreement
10.3*	Form of Transition Services Agreement
10.4*	Form of Employee Matters Agreement
10.5*	Form of Intellectual Property Agreement
21.1*	List of Subsidiaries of Registrant
23.1*	Consent of Wachtell, Lipton, Rosen & Katz (included in Exhibit 5.1)
23.2*	Consent of Skadden, Arps, Slate, Meagher & Flom LLP (included in Exhibit 8.1)
23.3	Consent of PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm
24.1	Power of Attorney of Leslie Moonves
24.2	Power of Attorney of Joseph R. Ianniello
24.3	Power of Attorney of Louis J. Briskman

*	To be filed by amendment.

Item 37.	Undertakings.

(a) The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

(b) Insofar as indemnification of liabilities arising under the Securities Act may be permitted to directors, officers or controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(c) The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance under Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and this offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that the Registrant meets all of the requirements for filing on Form S-11 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on this 27th day of June, 2013.

CBS Outdoor Americas Inc.

By:	/s/ Joseph R. Ianniello
Name: Joseph R. Ianniello Title: President and Treasurer

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Leslie Moonves	Chairman and Director	June 27, 2013
Leslie Moonves

/s/ Joseph R. Ianniello	President and Treasurer and Director	June 27, 2013
Joseph R. Ianniello	(principal executive officer, principal financial officer and principal accounting officer)

/s/ Louis J. Briskman	Executive Vice President and Secretary	June 27, 2013
Louis J. Briskman	and Director

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